Exhibit 99.1

NI 43 – 101 TECHNICAL REPORT

Operational Technical Report

at the Cauchari-Olaroz Salars,

Jujuy Province, Argentina

Prepared by:

Ernest Burga, P.Eng.

David Burga, P.Geo.

Daniel Weber, P.G., RM-SME

Anthony Sanford, Pr.Sci.Nat.

Marek Dworzanowski, CEng, PrEng.

Effective Date: December 31, 2024

Filing Date:     January 8, 2025

Table of Contents

1.0	Summary	2

1.1	Introduction	2
1.2	Property Description, Location, Access and History	2
1.3	Geological Setting and Deposit Types	4
1.4	Mineralization	5
1.5	Exploration and Drilling	5
1.6	Mineral Processing and Metallurgical Testing	6

1.6.1	Continuing Work Plan for Supporting the Plant Operations	7

1.7	Mineral Resources and Mineral Reserves	7
1.8	Mining Methods	11

1.8.1	Brine Processing	11
1.8.2	Lithium Carbonate Plant Production	11

1.9	Site Infrastructure and Buildings	12

1.9.1	Wells	12
1.9.2	Evaporation Ponds	12
1.9.3	Salt Harvest Equipment	12
1.9.4	Site Infrastructure and Support Systems	13

1.10	Market Studies and Contracts	15

1.11	Permitting, Environmental Studies and Social or Community Impact	15

1.11.1	Permits and Authorities	15
1.11.2	Social or Community Impact	16
1.11.3	Environmental Baseline Studies	16

1.12	Capital and Operating Cost Estimate	17

1.12.1	Capital Cost Estimate	17
1.12.2	Exclusions	18
1.12.3	Currency	18
1.12.4	Operating Cost Estimate	18

1.13	Economic Analysis	19

1.13.1	Sustaining Capital Expenditures (Sustaining CAPEX)	20
1.13.2	Production Revenues Schedule	20
1.13.3	Other Expenses	20

1.14	Conclusions and Recommendations	22

1.14.1	Conclusions	22
1.14.2	Recommendations	23

2.0	Introduction and Terms of Reference	26

2.1	Terms of Reference	26
2.2	Qualified Persons Site Visits	26
2.3	Sources of Information	26
2.4	Units and Currency	27

3.0	Reliance on Other Experts	32
4.0	Property Description and Location	33

4.1	Property Description	33
4.2	Property Area	35
4.3	SQM Joint Venture	42
4.4	Ganfeng Joint Venture	42

4.4.1	Los Boros Option Agreement	42
4.4.2	Borax Argentina S.A. Agreement	43
4.4.3	JEMSE Arrangement	43
4.4.4	Creation of LAAC	44

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page i

4.5	Type of Mineral Tenure	44

4.6	Property Boundaries	44

4.7	Environmental Liabilities	44

4.8	Permits	46

4.9	Neigboring Communities	49

5.0	Accessibility, Climate, Local Resources, Infrastructure, and Physiography	50

5.1	Topography	50

5.2	Access	50

5.3	Population	50

5.4	Climate	52

5.4.1	Vaisala Station	52

5.4.2	Regional Meteorological Stations	53

5.5	Temperature	54

5.6	Precipitation	56

5.7	Humidity	58

5.8	Winds	59

5.9	Evaporation	61

5.9.1	Evaporation Measurements	61

5.9.2	Calculated Evaporation Using Site-Collected Parameters	61

5.10	Existing Infrastructure	64

6.0	History	66

7.0	Geological Setting and Mineralization	67

7.1	Regional Structural Features	67

7.2	Regional Geology	69

7.3	Geology of the Olaroz and Cauchari Salars	69

7.3.1	Salar Structural Setting	69

7.4	Salar Surface Sediments and Mineralization	71

7.5	Salar Lithostratigraphic Units	73

7.5.1	Unit 1 – Red Silts with Minor Clay and Sand	73

7.5.2	Unit 2 – Banded Halite Beds with Clay, Silt and Minor Sand	73

7.5.3	Unit 3 – Fine Sands with Minor Silt and Salt Beds	73

7.5.4	Unit 4 – Banded and Massive Halite Beds with Minor Sandy Beds	74

7.5.5	Unit 5 – Medium and Fine Sands	74

7.5.6	Sedimentation Cycles	74

7.5.7	Sedimentary Facies Analysis and In-filling History	74

7.6	Surface Water	83

7.7	Mineralization	85

8.0	Deposit Types	87

9.0	Exploration	90

9.1	Overview	90

9.2	Surface Brine Program	90

9.3	Seismic Geophysical Program	91

9.4	Gravity Survey	94

9.5	TEM Survey	98

9.6	Vertical Electrical Sounding Survey (VES)	106

9.7	2019 Vertical Electrical Sounding Survey (VES)	113

9.8	2020 Vertical Electrical Sounding Survey (VES)	117

9.9	2021 Vertical Electrical Sounding Survey (VES)	120

9.10	2024 Vertical Electrical Sounding Survey (VES)	122

9.11	Boundary Investigation	124

9.12	Surface Water Monitoring Program	127

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page ii

9.13	Brine Level Monitoring Program	137

9.14	Pumping Test Program	142

9.14.1	Overview	142

9.15	Chemistry of Samples Collected During Pump Tests	144

10.0	Drilling	145

10.1	Reverse Circulation (RC) Borehole Program 2009-2010	145

10.2	Diamond Drilling (DDH) Borehole Program 2009-2010	149

10.3	Diamond Drilling (DDH) Borehole Program 2017-2019	150

10.4	Production Well Drilling	159

10.5	Exploration Diamond Drilling (DDH) Borehole and Production Well Drilling Program 2022-2024	166

10.6	Conclusion	166

11.0	Sample Preparation, Analyses and Security	173

11.1	Sampling Method and Approach	173

11.2	Rotary Drilling Sampling Methods	173

11.3	Diamond Drilling Borehole Solids Sampling Methods	174

11.4	Diamond Drilling Borehole Brine Sampling Methods	176

11.5	Sampling Preparation, Analysis and Security	176

11.5.1	Brine Samples from the Piezometers	176

11.5.2	Brine Samples from the Pumping Test Program	177

11.6	Brine Analysis	178

11.6.1	Analytical Methods	178

11.6.2	Sample Security	179

11.7	Sample Preparation Analysis and Security Conclusions and Recommendations	179

11.8	Geotechnical Analysis	179

11.8.1	Overview	179

11.9	Analytical Methods	180

11.9.1	Specific Gravity	180

11.9.2	Relative Brine Release Capacity (RBRC)	180

11.9.3	Particle Size Analysis	181

11.9.4	Exar Porosity Test Lab	181

12.0	Data Verification	182

12.1	Overview	182

12.2	Site Visits	182

12.3	February 2019 Site Visit and Due Diligence Sampling	183

12.4	June 2019 Site Visit and Due Diligence Sampling	185

12.5	Quality Assurance/Quality Control Program	186

12.6	Performance of Blank Samples	187

12.7	Certified Reference Materials	188

12.8	Duplicates	193

12.9	Check Assays Exar Versus Alex Stewart	194

12.10	Conclusions and Recommendations	196

13.0	Mineral Processing and Metallurgical Testing	197

13.1	Pond Tests – Universidad De Antofagasta, Chile	198

13.2	Tests – Exar, Cauchari Salar	200

13.2.1	Salar de Cauchari Evaporation Pan and Pilot Pond Testing	200

13.2.2	2017 Evaporation Tests	201

13.2.3	Liming Tests – Exar, Cauchari Salar	203

13.3	Solvent Extraction Tests – SGS Minerals and IIT, Universidad de Concepción	204

13.4	Carbonation Tests – SGS Minerals (Canada)	206

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page iii

13.5	Pilot Purification Testing – SGS Minerals	206

13.5.1	Lithium Carbonate Precipitation	209

13.6	Recent Testing Work Performed in the Pilot Plant	210

13.7	Recent Work Performed in External Laboratories	213

13.8	Continuing Work Plan for Supporting the Plant Operations	213

14.0	Mineral Resource Estimates	215

14.1	Overview	215

14.1.1	Statement for Brine Mineral Prospects and Related Terms	217

14.2	Definition of Resource-Bearing Formations	219

14.2.1	Geology	219

14.2.2	Drilling and Sampling	220

14.3	Mineral Resource Estimate Methodology	222

14.3.1	Background and History	222

14.3.2	Hydrostratigraphic Framework	226

14.3.3	Hydrostratigraphic Unit Model	229

14.3.4	Specific Yield	235

14.3.5	2019 HSU Model	236

14.3.6	Lithium Concentrations	238

14.3.7	Exploratory Data Analysis and Domain Analysis	242

14.3.8	Mineral Resource Block Model Variography, Methods, and Validation	243

14.4	2019 Mineral Resource Statement	248

14.5	Relative Accuracy of the Mineral Resource Estimate	250

15.0	Mineral Reserve Estimate	252

15.1	Background	252

15.2	Overview	253

15.3	Conceptual Model	255

15.4	Numerical Model Construction	256

15.5	Numerical Model Mesh	256

15.6	Numerical Model Boundary Conditions	259

15.7	Hydraulic Properties	262

15.8	Pre-Development Model Conditions	264

15.9	Transient Model Calibration	266

15.10	2019 Mineral Reserve Estimate Model Results	270

15.11	Statement for Lithium Mineral Reserve Estimate	275

15.12	Relative Accuracy in Mineral Reserve Estimate	277

16.0	Mining Methods	278

16.1	Production Wellfield	278

16.2	Brine Production Uncertainties, Limitations, and Risk Assessment	278

16.3	Well Utilization	280

16.3.1	Well Utilization	280

17.0	Recovery Methods (Brine Processing)	286

17.1	General	286

17.2	Process Description	286

17.2.1	Process Block Diagram	286

17.3	Brine Concentration Process Description	287

17.3.1	Pond Surface Area	287

17.3.2	Pond Design	288

17.3.3	Pond Layout	291

17.3.4	Pond Transfer System	291

17.3.5	Salt Harvesting	292

17.3.6	Impurity Reduction-Liming	292

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17.4	Lithium Plant Process Description	293

17.4.1	Solvent Extraction for Boron Removal	295

17.4.2	Purification Process	297

17.4.3	Evaporation and KCl Crystallization Stage	301

17.4.4	Lithium Carbonate Crystallization and Recovery	303

17.4.5	Lithium Carbonate Drying, Micronization and Packaging	305

17.5	Reagents	307

17.6	Plant Design Basis	308

18.0	Project Infrastructure	309

18.1	Main Facilities Location	309

18.2	Brine Extraction	309

18.2.1	Brine Extraction Wells	309

18.2.2	Well Pumps	309

18.2.3	Additional Equipment in the Well Field	310

18.2.4	Well Field Electric Power Distribution	310

18.3	Evaporation Ponds	310

18.4	Salt Harvest Equipment	313

18.5	Liming Stage	313

18.6	Lithium Carbonate Plant	314

18.6.1	Process Facilities	314

18.6.2	Lithium Carbonate Production	316

18.6.3	Plant Wide Instrumentation	316

18.7	Supporting Services	316

18.7.1	Fresh Water	316

18.7.2	Sanitary Services	317

18.7.3	Diesel Fuel	317

18.8	Permanent Camp	317

18.8.1	Other Buildings	319

18.8.2	Security	319

18.9	Off-Site Infrastructure and Support Systems	319

18.9.1	Natural Gas Pipeline	319

18.9.2	Electrical Power Supply	320

18.9.3	Water Pipeline	320

18.9.4	Instrumentation and Control	320

19.0	Market Studies and Contracts	322

19.1	Lithium Demand	322

19.2	Lithium Supply	323

19.3	Price Forecast	326

19.4	Offtake Contracts	327

20.0	Environmental Studies, Permitting and Social or Community Impact	328

20.1	Executive Summary	328

20.2	Introduction	328

20.3	Environmental Studies	329

20.3.1	Executive Summary	329

20.3.2	Objective	330

20.3.3	Baseline Studies	330

20.3.4	Environmental Impacts	336

20.3.5	Monitoring Programs	342

20.3.6	Environmental Management Plan	343

20.4	Permitting	345

20.4.1	Executive Summary	345

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20.4.2	Legal Framework	345

20.4.3	Framework Legal Study	347

20.4.4	Exploration Phase Permits for Project	348

20.4.5	Exploitation Phase Permits for Project	349

20.4.6	Water Permits	350

20.4.7	Provincial Regulations	351

20.4.8	Compliance Documentation	351

20.4.9	Permit Risks	352

20.5	Social or Community Impact	352

20.5.1	Executive Summary	352

20.5.2	Social Baseline	353

20.5.3	Evaluation of Impacts	357

20.5.4	Social Impact Management	359

20.6	Closure and Reclamation Plans	363

20.6.1	Key Closure Requirements and Commitments (Pre-2023)	363

20.6.2	New Requirements (Decree No. 7,751-DEyP-2023)	364

20.6.3	Recommendations	365

21.0	Capital and Operating Cost	366

21.1	Capital Costs (CAPEX) Estimate	366

21.1.1	Capital Expenditures CAPEX Definition	366

21.1.2	Evaporation Ponds	367

21.1.3	Lithium Carbonate Plant	368

21.1.4	Reagents Cost	368

21.1.5	Offsite Infrastructure Cost	369

21.2	Indirect Costs	370

21.2.1	Final CAPEX for Exar 40,000 tpa Plant	370

21.2.2	Exclusions	371

21.2.3	Currency	371

21.2.4	Sustaining Capital	371

21.3	Operating Costs Estimate	371

21.3.1	Operating Cost Summary	371

21.3.2	Pond and Plant Reagents Costs Definition	372

21.3.3	Salt Removal and Transportation	373

21.3.4	Energy Cost	373

21.3.5	Maintenance Cost	373

21.3.6	Labour Cost	373

21.3.7	Catering, Camp Services Cost, Security and Third-Party Services	374

21.3.8	Transport of Product to Port	374

21.3.9	General and Administrative Costs	374

21.4	Company Operational Organization	374

22.0	Economic Analysis	376

22.1	Introduction	376

22.2	Evaluation Criteria	376

22.3	Taxes And Royalties	377

22.3.1	Provincial Royalty	377

22.3.2	Export Duties and Export Refunds	377

22.3.3	Tax on Debits and Credits Accounts	377

22.3.4	Los Boros Agreement	378
22.3.5	Borax Argentina Royalty Payment	378
22.3.6	Neighboring Communities Programs	378
22.3.7	Corporate Taxes	378

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22.3.8	VAT	378

22.4	Capital Expenditures Spend Schedule	379

22.4.1	Lithium Carbonate Production Schedule	379

22.5	Operating Costs Schedule	380

22.6	Production Revenues	381

22.7	Cash Flow Projection	382

22.8	Economic Evaluation Results	384

22.9	Sensitivity Analysis	385

22.10	Conclusions	386

22.10.1	Economic Analysis	386

22.10.2	Project Strengths	387

22.10.3	Project Risks	388

22.10.4	Project Schedule	388

23.0	Adjacent Properties	392

23.1	Olaroz Project - Arcadium Lithium	392

23.2	Cauchari Project - Arcadium Lithium	396

24.0	Other Relevant Data and Information	398

25.0	Interpretation and Conclusions	399

25.1	Geology and Resources	399

25.2	Brine Production	400

25.3	Process Information and Design	400

25.4	Economic Analysis	401

25.5	Project Risks	401

26.0	Recommendations	403

27.0	References	406

28.0	Certificates	412

Appendix 1. Summary Tables of Pumping Test Results for Exploration and Production Wells	422

Appendix 2. Summary of Updated Mineral Reserve Estimate Model Projections	425

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page vii

List of Tables

Table 1.1 Summary of 2019 Mineral Resource Estimate for Lithium	8
Table 1.2 Summary of 2019 Mineral Resource Estimate for Lithium Represented as LCE	9
Table 1.3 Summary of Estimated Proven and Probable Mineral Reserves (Without Processing Efficiency)	10
Table 1.4 Lithium Carbonate Plant Design Criteria	12
Table 1.5 Capital Costs Summary	17
Table 1.6 Operating Costs Summary	19
Table 1.7 Sustaining CAPEX Expenditure Schedule	20
Table 1.8 Production and Revenue Schedule – Medium Lithium Price Scenario	20
Table 1.9 Project Evaluation Economic Summary	21
Table 1.10 Recommendations Budget	25
Table 2.1 Abbreviations Table	27
Table 4.1 Exar Mineral Claims	37
Table 4.2 Annual Royalties and Payments	43
Table 4.3 Exploration Permits for Cauchari-Olaroz Project Exploration Work	46
Table 4.4 Exploitation Permits for Cauchari-Olaroz Project	48
Table 5.1 Measured Parameters - Vaisala Weather Station	52
Table 5.2 Climate Records in Northwest Argentina	53
Table 5.3 Temperature Data	55
Table 6.1 Lithium Mineral Resource Summary	66
Table 8.1 Comparative Chemical Composition of Andean Salt Pans	88
Table 9.1 Test Pit Transect Results for TDS and Lithium	126
Table 9.2 Test Pit Transect Results for TDS and Lithium with Depths	127
Table 9.3 Average Surface Water Flow Rates	130
Table 9.4 Static Water Level Measurements for the Period from January 2010 to February 2019	137
Table 10.1 Borehole Drilling Summary for the RC Borehole Program Conducted in 2009 and 2010	145
Table 10.2 Summary of Brine Samples Collected and Submitted for Laboratory Analysis from the RC and DDH Borehole Programs	146
Table 10.3 Brine Concentrations (mg/L) and Ratios Averaged Across Selected Depth Intervals for RC Program Boreholes	147
Table 10.4 Borehole Drilling Summary for the DDH Program Conducted in 2009 and 2010	149
Table 10.5 Brine Concentrations (mg/L) Averaged Across Selected Depth Intervals for DDH Program Boreholes	150
Table 10.6 Borehole Drilling Summary for the DDH Program Conducted in 2017 and 2019	152
Table 10.7 Brine Concentrations (mg/L) Averaged Across Selected Depth Intervals for DDH Program Boreholes 2017-2019	156
Table 10.8 Production Well Drilling and Construction Details	160
Table 10.9 Borehole Drilling Summary for the DDH and Production Well Drilling Program Conducted in 2022 and 2024	167
Table 11.1 Summary Pumping Test Measurement Frequency	177
Table 11.2 Summary of Geotechnical Property Analyses	180
Table 12.1 Results of Due Diligence Sampling – February 2019	184
Table 12.2 Results of Due Diligence Sampling – June 2019	185
Table 12.3 QA/QC Sampling	187
Table 12.4 Results of Due Diligence Sampling	188
Table 12.5 Check Assay Sampling	195
Table 13.1 Monthly Evaporation Ratio	203

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Table 13.2 Composition of the Brine Used for Testing SX	205
Table 13.3 Reagent Optimization in Primary Purification	212
Table 14.1 Summary of Hydrostratigraphic Units Assigned in 2012 and 2019 Mineral Resource Estimates	228
Table 14.2 Summary of Hydrostratigraphic Units and Assigned Specific Yield Estimates for the 2019 Mineral Resource Estimate (LAC, 2019)	236
Table 14.3 Summary of Hydrostatigraphic Units in the 2019 HSU Model	237
Table 14.4 Experimental Variogram Parameters	244
Table 14.5 Summary of 2019 Mineral Resource Estimate for Lithium	249
Table 14.6 2019 Mineral Resource Estimate for Lithium Represented as LCE	250
Table 15.1 Summary of Mountain Front Recharge	260
Table 15.2 Summary of Assigned Aquifer Parameter Estimates	263
Table 15.3 Steady-State Model Residuals	264
Table 15.4 Summary of Model Boundary Fluxes	266
Table 15.5 Initial Measured and Simulated Lithium Concentrations at Existing Production Wells	269
Table 15.6 Projected Annual Results from 2019 Mineral Reserve Estimate Model	272
Table 15.7 Summary of Estimated Probable and Proven Mineral Reserves (Without Processing Efficiency)	275
Table 15.8 Summary of Estimated Probable and Proven Mineral Reserves (Assuming 53.7% Processing Efficiency)	276
Table 16.1 Borehole Drilling Summary for Infill Producing Wells Program Conducted in 2024	281
Table 16.2 Volume Pumped per Production Well per Year and Average Flow per Year - Cauchari-Olaroz	282
Table 18.1 Production Wells Estimate	309
Table 19.1 Average Pricing Scenarios Adopted for the Economic Analysis of the Project	327
Table 20.1 Summary of Key Monitoring Parameters	330
Table 20.2 Summary of Environmental Impacts and Mitigation Measures	340
Table 20.3 Compliance with Regulations and Standards	344
Table 20.4 Summary of Key Permitting Milestones	345
Table 20.5 Key Aspects of Decree No. 7,751-DEyP-2023	346
Table 20.6 Exploration Permits	348
Table 20.7 Exploitation Permits	349
Table 20.8 Industrial Water Permits and Concessions for Cauchari-Olaroz Project	350
Table 20.9 Summary of Key Social Impacts	352
Table 20.10 Summary of Community Agreements	355
Table 20.11 Legislation, Conventions, and Standards	357
Table 20.12 Studies Conducted and Monitoring Processes	360
Table 20.13 Summary of Community-related Investments	361
Table 21.1 Lithium Carbonate Plant Capital Costs Summary	357
Table 21.2 Production Wells Capital Cost	357
Table 21.3 Evaporation and Concentration Ponds Capital Cost	368
Table 21.4 Lithium Carbonate Plant Capital Cost Summary	368
Table 21.5 Reagent Cost	369
Table 21.6 Offsite Infrastructure Cost	369
Table 21.7 Onsite Infrastructure and General Capital Cost Summary	370
Table 21.8 Project Indirect Costs	370
Table 21.9 Operating Costs Summary	372
Table 22.1 Sustaining CAPEX Expenditure Schedule	379
Table 22.2 Production and Revenue Schedule	379

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Table 22.3 Production Costs	380
Table 22.4 Revenue – High, Medium and Low-Price Scenario (US$ 000)	381
Table 22.5 Project Evaluation Medium Price Scenario (US$ 000)	382
Table 22.6 Project Evaluation Economic Summary	384
Table 22.7 Project NPV Before Taxes - 8% Discount Rate Sensitivity Medium Scenario	385
Table 22.8 Project NPV After Taxes - 8% Discount Rate-Sensitivity Medium Scenario	386
Table 23.1 Production From Rio Tinto’s Olaroz Project – 2021 – 2023*	393
Table 23.2 Mineral Resource Estimate for Arcadium’s Olaroz JV Project In Tonnes of Lithium Metal (1-10)	393
Table 23.3 Mineral Resource Estimate for Arcadium’s Cauchari JV Project in Tonnes of Lithium Metal (1-7)	396
Table 23.4 Mineral Reserve Estimate for Arcadium’s Cauchari JV Project in Tonnes of Lithium Metal (1-7)	397
Table 26.1 Recommendations Budget	405

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List of Figures

Figure 1.1	Ownership Structure	4
Figure 1.2	Overall Process Block Diagram	11
Figure 4.1	Location of the Cauchari-Olaroz Project	34
Figure 4.2	Exar Property Claims at the Cauchari-Olaroz Project	36
Figure 5.1	Regional Topography and Population Centres Near the Cauchari-Olaroz Project	51
Figure 5.2	Solar Radiation, 2011-2015	54
Figure 5.3	Mean Monthly Temperature Recorded by Regional Meteorological Stations	55
Figure 5.4	Daily Temperature, Vaisala Station, Cauchari, 2011-2015	56
Figure 5.5	Average Monthly Rainfall Recorded by Regional Meteorological Stations Near the Cauchari- Olaroz Salars	57
Figure 5.6	Rainfall Data Collected at the Cauchari Salar, 2011-2015	58
Figure 5.7	Daily Humidity Collected at Cauchari Salar, 2011-2015	59
Figure 5.8	Prevailing Wind Directions, Vaisala Station, Cauchari, 2011-2015	60
Figure 5.9	Daily Calculated Evaporation from Vaisala Weather Station at the Cauchari Salar, 2011-2015	62
Figure 5.10	Minimum and Maximum Daily Water Evaporation at the Cauchari Salar, 2011-2015	63
Figure 5.11	Minimum and Maximum Daily Brine Evaporation at the Cauchari Salar, 2011-2015	64
Figure 7.1	Regional Geology in the Vicinity of the Exar Project	68
Figure 7.2	Structural Features in the Central Area of the Cauchari Basin	70
Figure 7.3	Surficial Geology in the Central Area of the Cauchari Basin	72
Figure 7.4	Facies Map of the Lower Salt Cycle Showing Line 1 Crossing a Thick Salt Succession	76
Figure 7.5	Isopleth Curves of Salt Percent in the Facies Triangle	77
Figure 7.6	Main Salt Sources of the Lower Cycle	78
Figure 7.7	Facies Map of the Upper Cycle	80
Figure 7.8	Salt Percent Isopleths of the Upper Cycle	81
Figure 7.9	Isopleth Map of Sand Percents of the Upper Cycle Sedimentation Stage	82
Figure 7.10	Caucharri-Olaroz Watershed	84
Figure 7.11	Janecke Classification of Brines	86
Figure 9.1	Seismic Tomography Lines – 2009 and 2010	92
Figure 9.2	Seismic Tomography Results for the 12 Survey Lines in Figure 9.1	93
Figure 9.3	Location of Gravity Survey Lines at the Cauchari Salar	95
Figure 9.4	Modeling Results for the Northeast Oriented Gravity Line (Grav 1) Over the Mineral Resource Estimate	96
Figure 9.5	Modeling Results for the North-South Gravity Line (Grav 2) Across the Southwest Portion of the Mineral Resource Estimate	97
Figure 9.6	Location of TEM Sounding Profiles Conducted at the Cauchari Salar	99
Figure 9.7	2010 Survey Results for Line TEM 1	100
Figure 9.8	2010 Survey Results for Line TEM 2	101
Figure 9.9	2010 Survey Results for Line TEM 3	102
Figure 9.10	2010 Survey Results for Line TEM 4	103
Figure 9.11	2010 Survey Results for Line TEM 5	104
Figure 9.12	2017 Survey Results for Line TEM 1	105
Figure 9.13	2017 Survey Results for Line TEM 2	105
Figure 9.14	2017 Survey Results for Line TEM 3	106
Figure 9.15	2010-2011 Map of VES Survey Area	107

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Figure 9.16	2010-2011 VES Survey Interpretation on the Archibarca Fan, Along Line VI	109
Figure 9.17	2010-2011 VES Survey Interpretation Along Line 2	110
Figure 9.18	2010-2011 VES Survey Interpretation Along Line 8	111
Figure 9.19	2010-2011 VES Survey Interpretation Along Line 20	112
Figure 9.20	2019 VES Survey Area	113
Figure 9.21	2019 VES Survey Interpretation Along Line A	114
Figure 9.22	2019 VES Survey Interpretation Along Line B	114
Figure 9.23	2019 VES Survey Interpretation Along Line C	114
Figure 9.24	2019 VES Survey Interpretation Along Line D	115
Figure 9.25	2019 VES Survey Interpretation Along Line E	115
Figure 9.26	2019 VES Survey Interpretation Along Line F	115
Figure 9.27	2019 VES Survey Interpretation Along Line G	116
Figure 9.28	2019 VES Survey Interpretation Along Line H	116
Figure 9.29	2019 VES Survey Interpretation Along Line I	116
Figure 9.30	2019 VES Survey Interpretation Along Line J	117
Figure 9.31	2019 VES Survey Interpretation Along Line K	117
Figure 9.32	2020 VES Survey Area	118
Figure 9.33	2020 VES Survey Interpretation Along Line A-A’	118
Figure 9.34	2020 VES Survey Interpretation Along Line B-B’	118
Figure 9.35	2020 VES Survey Interpretation Along Line C-C’	119
Figure 9.36	2020 VES Survey Interpretation Along Line D-D’	119
Figure 9.37	2020 VES Survey Interpretation Along Line E-E’	119
Figure 9.38	2020 VES Survey Interpretation Along Line F-F’	120
Figure 9.39	2020 VES Survey Interpretation Along Line G-G’	120
Figure 9.40	2021 VES Survey Area	121
Figure 9.41	2021 VES Survey Interpretation Along Line A	121
Figure 9.42	2021 VES Survey Interpretation Along Line B	122
Figure 9.43	2024 VES Survey Area	123
Figure 9.44	2024 VES Survey Interpretation	124
Figure 9.45	Boundary Investigation Map Showing Test Pit Transects and Multi-level Monitoring Well Nests	125
Figure 9.46	Surface Water Flow Monitoring Sites	129
Figure 9.47	Average Depth to Static Water Levels in Shallow Wells (50 m)	139
Figure 9.48	Average Depth to Static Water Levels in Intermediate Depth Wells (250 - 300 m)	140
Figure 9.49	Average Depth to Static Water Levels in Deep Wells (450 - 600 m)	141
Figure 9.50	Production Wells	143
Figure 9.51	Lithium Concentrations in Samples Collected During Pump Tests	144
Figure 10.1	Black Sand in DD19D-001	154
Figure 10.2	Borehole Locations and Associated Drilling Platforms	155
Figure 10.3	Pumping Well W18-05	159
Figure 10.4	Pumping Wells Location	165
Figure 10.5	DD19D-05 Lithological Profile	168
Figure 10.6	DD19D-06 Lithological Profile	168
Figure 10.7	DD19D-07 Lithological Profile	169
Figure 10.8	DD19D-08 Lithological Profile	169
Figure 10.9	DD19D-11 Lithological Profile	170
Figure 10.10	DD19D-13 Lithological Profile	170
Figure 10.11	DD19D-15 Lithological Profile	171
Figure 10.12	DD19D-26 BIS Lithological Profile	171
Figure 10.13	2022-2024 Drill Hole Locations	172

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page xii

Figure 11.1	Rock Chip Tray with Dry and Wet Samples	174
Figure 11.2	Collecting an Undisturbed Sample	175
Figure 11.3	Collecting an Undisturbed Sample from Core	175
Figure 11.4	Measuring Sediment in an Imhoff Cone	177
Figure 12.1	Due Diligence Sample Results for Lithium: February 2019	184
Figure 12.2	Due Diligence Sample Results for Lithium: June 2019	186
Figure 12.3	Performance of Lithium Blank Samples	188
Figure 12.4	Performance of Patron A	189
Figure 12.5	Performance of Patron B	190
Figure 12.6	Performance of Patron C	190
Figure 12.7	Performance of Standard A	191
Figure 12.8	Performance of Patron AA	191
Figure 12.9	Performance of Patron BB	192
Figure 12.10	Performance of Patron CC	192
Figure 12.11	Performance of Standard AA	193
Figure 12.12	Duplicate Samples – Exar Laboratory	194
Figure 12.13	Check Assays – Exar Laboratory Versus ASA Laboratories	195
Figure 12.14	Check Assays – Exar Laboratory Versus ASA Laboratories – November 2023	196
Figure 13.1	Evaporation Pans and Lamps	198
Figure 13.2	Dry Air Evaporation Tests	199
Figure 13.3	Li Concentration Changes in the Brine During the Evaporation Process	199
Figure 13.4	Pilot Ponds	201
Figure 13.5	Brine Evaporation	202
Figure 13.6	Water Evaporation	202
Figure 13.7	Sedimentation Rate of Limed Pulps with Different Amounts of Excess Lime	204
Figure 13.8	Extraction Isotherm at 20ºC Using Mixed Extractants	205
Figure 13.9	Re-extraction Isotherm at 20ºC Using Mixed Extractants	206
Figure 13.10	Pilot Plant (SX-Purification-Carbonation-Filtration-Washing Pulp)	207
Figure 13.11	SX Process Boron Extraction Efficiency	208
Figure 13.12	Ca and Mg Precipitation Efficiency	209
Figure 13.13	Li Precipitation Efficiency	210
Figure 13.14	Sulphate-Calcium Equilibrium Curve	211
Figure 13.15	Example of Economic Optimization Curve	213
Figure 14.1	Location Map for 2019 Mineral Resource Estimate	216
Figure 14.2	Methodology for Evaluating Brine Mineral Resources and Mineral Reserves[a]	218
Figure 14.3	Well Location Map	221
Figure 14.4	Plan and Section Views of the 2012 Measured and Indicated Mineral Resource Estimate	223
Figure 14.5	Location Map Showing Mineral Resource Evaluation Areas – 2012 Mineral Resource Estimate and 2019 Mineral Resource Estimate	225
Figure 14.6	Representative Plan and Section Views of the 2019 Measured, Indicated, and Inferred Mineral Resource Estimate	226
Figure 14.7	Generalized Framework for Hydrostratigraphic Model Used for the 2012 Mineral Resource Estimate	227
Figure 14.8	Generalized Framework for the Hydrostratigraphic Model Used for the 2019 Mineral Resource Estimate	229
Figure 14.9	Location Map of Representative Hydrostratigraphic Sections	231
Figure 14.10	Section A-A' of the Hydrostratigraphic Model Used for the 2012 Mineral Resource Estimate	233

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page xiii

Figure 14.11	Section A-A’ of the Hydrostratigraphic Model Used for the 2012 Mineral Resource Estimate Processed in Leapfrog Geo	233
Figure 14.12	Section A-A’ of the 2019 Hydrostratigraphic Model Used for the 2019 Mineral Resource Estimate (LAC, 2019)	234
Figure 14.13	Section B-B’ of the Hydrostratigraphic Model Used for the 2019 Mineral Resource Estimate (LAC, 2019)	235
Figure 14.14	Location Map of Representative Fence Sections for Lithium Concentrations	239
Figure 14.15	Representative Fence Sections of Initial Lithium Concentrations in the 2012 Mineral Resource Estimate Processed in Leapfrog Geo	240
Figure 14.16	Representative Fence Sections of Initial Lithium Concentrations in the 2019 Mineral Resource Estimate Processed in Leapfrog Geo	241
Figure 14.17	Box Plots of Lithium Concentrations – SdC, Archibarca, and SdO Areas	243
Figure 14.18	Experimental Semi-Variograms of Lithium with Theoretical Model	245
Figure 14.19	Representative Elevation Maps of Initial Lithium Concentrations for 2019 Mineral Resource Estimate	246
Figure 14.20	Model Validation Swath Plots in the X, Y, and Z Directions	247
Figure 14.21	3D Schematic View of the 2019 Mineral Resource Estimate – Measured, Indicated, and Inferred	248
Figure 15.1	Conceptual Model and Model Boundary Conditions	255
Figure 15.2	Numerical Model Domain and Sub-basins Map	257
Figure 15.3	Numerical Model Grid	258
Figure 15.4	Numerical Model Top Boundary Conditions	261
Figure 15.5	Representative Hydraulic Conductivity Distribution in Production Wellfield Area	263
Figure 15.6	Measured and Simulated Drawdown Responses for Representative Pumping Tests	267
Figure 15.7	Simulated Production Wellfield for 2019 Mineral Reserve Estimate	271
Figure 15.8	Predicted Average Pumping Rate and Lithium Concentration from Simulated Wellfield	274
Figure 15.9	Predicted Annual LCE Production from Simulated Wellfield (Assuming 53.7% Process Efficiency)	274
Figure 16.1	Production Wells – Pumped Volumes per Well per Year	283
Figure 16.2	Location of Production Wells	284
Figure 16.3	Location of Production Wells Showing 2019 Mineral Resource Area	285
Figure 17.1	Process Block Diagram	287
Figure 17.2	Evaporation Ponds at Cauchari Salar	289
Figure 17.3	Testing of Berm Material	290
Figure 17.4	Evaporation Ponds – Close Up	290
Figure 17.5	Evaporation Ponds	291
Figure 17.6	Evaporation Ponds – Transfer Pump Station	292
Figure 17.7	Lithium Plant Block Diagram	294
Figure 17.8	Boron Solvent Extraction	296
Figure 17.9	Brine Purification Processing Circuit Diagram	297
Figure 17.10	Primary Purification Processing Circuit Diagram	298
Figure 17.11	Secondary Purification Processing Circuit Diagram	299
Figure 17.12	Primary IX Circuit Diagram	300
Figure 17.13	Carbonate Removal Circuit Diagram	301
Figure 17.14	Evaporation and KCl Crystallization Diagram	302
Figure 17.15	Secondary IX Polishing Diagram	303
Figure 17.16	Lithium Carbonate Crystallization Diagram	304
Figure 17.17	Lithium Carbonation Reactor Diagram	305

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page xiv

Figure 17.18	Mother Liquor Diagram	305
Figure 17.19	Lithium Carbonate Drying, Micronization and Packaging Diagram	307
Figure 18.1	Site Main Facilities	311
Figure 18.2	Evaporation Pond Layout	312
Figure 18.4	Camp General Layout	318
Figure 19.1	Lithium Demand in Batteries (2024)	322
Figure 19.2	EV Sales Forecast per Region	323
Figure 19.3	EV Penetration Rate Forecast	323
Figure 19.4	Lithium Production (2023) by Country	324
Figure 19.5	Lithium Supply Forecast per Resource Type	325
Figure 19.6	Lithium Supply Forecast per Country	325
Figure 19.7	Projected Pricing for Battery-Quality Lithium Carbonate Used in Economic Model	326
Figure 20.1	Vicuñas (Vicugna Vicugna) on Shrub Steppe of Archibarca Cone	335
Figure 20.2	General Arrangement of the Project Facilities	337
Figure 20.3	General Arrangement of the Project Facilities	339
Figure 21.1	Project Organization	375
Figure 22.1	Yearly Income and Cumulative Income (Before and After Taxes) (US$ 000)	383
Figure 22.2	Yearly Simple Cash Flow and Discounted Cash Flow (Before and After Tax) at 8% Discount Rate (US$ 000)	383
Figure 22.3	Diagram for Project NPV Before Taxes at 8% Discount Rate-Sensitivity Medium Scenario	385
Figure 22.4	Diagram for Project NPV After Taxes at 8% Discount Rate-Sensitivity Medium Scenario	386
Figure 22.5	Project Schedule	391
Figure 23.1	Olaroz Project Production – 2016–2021	392
Figure 23.2	Olaroz Project – Evaporation Ponds and Facilities	394
Figure 23.3	Adjacent Properties Showing Boundary with the Exar Property	395

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page xv

Forward Looking Statements

This Technical Report, including the economics analysis, contains statements or information that constitute forward-looking information (forward-looking statements) within the meaning of applicable Canadian securities laws. Forward looking statements include, but are not limited to project economics, financial and operational parameters such as the timing and amount of future production from the Project, expectations with respect to the NPV and costs of the Project, anticipated mining and processing methods of the Project; proposed infrastructures, anticipated mine life of the Project, expected recoveries and grades, timing of development plans, the estimation of mineral resources and reserves; realization of mineral resource and reserve estimates; the timing, success and amount of estimated future exploration; costs of future activities; capital and operating expenditures; and success of exploration activities. Generally, forward looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “continue”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “will”, “might” or “will be taken”, “occur” or “be achieved”. Forward looking statements are made based upon certain assumptions and other important facts that, if untrue, could cause the actual results, performance, or achievements of the project to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions, some of which are discussed in this Technical Report. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the project to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: there being no assurance that the exploration program or programs for the project will result in expanded mineral resources; risks and uncertainties inherent to mineral resource and reserve estimates; the high degree of uncertainties inherent to economic analysis which are based to a significant extent on various assumptions; variations in gold prices and other metals; exchange rate fluctuations; variations in cost of supplies, labour rates and consumable and equipment costs; receipt of necessary approvals; availability of financing for project development; uncertainties and risks with respect to developing mining projects; general business, economic, competitive, political and social uncertainties; future lithium prices; accidents, labour disputes and shortages; environmental and other risks of the mining industry, including without limitation, risks and uncertainties discussed in the Company’s latest Annual Information Form and other continuous disclosure documents of the Company available under the Company’s profile at www.sedarplus.ca. There may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking statements.

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1.0	Summary

1.1	Introduction

This report titled “Operational Technical Report up at the Cauchari-Olaroz Salars, Jujuy Province, Argentina” (the “Report” or “Technical Report”), was prepared by Andeburg Consulting Services Inc. (“ACSI”) to provide Lithium Americas (Argentina) Corp. (“LAAC” or “Lithium Argentina” or the “Company”) with a Technical Report that is compliant with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) on the Cauchari-Olaroz Salars (the “Cauchari-Olaroz Project” or “Project” or “Property”), located in the Jujuy Province, Argentina.

Lithium Argentina (previously Lithium Americas Corp. or “LAC”) and Ganfeng Lithium Co. Ltd. (“GFL” or “Ganfeng Lithium”) own the Cauchari-Olaroz Project through a joint venture company (“JV”), Minera Exar S.A. (“Exar”). On August 26, 2020, GFL, LAC and Exar entered into a Share Acquisition Option Execution Agreement with Jujuy Energía y Minería S.E. (“JEMSE”) a Province of Jujuy state company, setting the guidelines of JEMSE acquisition of an 8.5% participating interest in Exar, proportionally diluting GFL and LAC participating interest accordingly.

Lithium Argentina is a public company listed on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”) under the symbol “LAAC.” GFL trades on the Hong Kong Stock Exchange (“HKEX”) under the stock code 01772. ACSI understands that the Company may use this Report for internal decision-making purposes and will file it as required under applicable securities laws.

The current Mineral Reserve Estimate presented in this Report is taken from a report prepared by Burga, E. et al. dated October 2020, and has been prepared in compliance with the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” as referred to in NI 43-101 and Form 43-101F, Standards of Disclosure for Mineral Projects as well as Ontario Securities Commission (“OSC”) Staff Notice 43-704 regarding brine projects. This report has an effective date of December 31, 2024.

References to LAC in respect to events occurring prior to October 3, 2023, are to Lithium Argentina prior to its name change from Lithium Americas Corp.

1.2	Property Description, Location, Access and History

The Cauchari and Olaroz Salars are located in the Department of Susques in the Province of Jujuy in northwestern Argentina, approximately 250 kilometres (“km”) northwest of San Salvador de Jujuy, the provincial capital. The salars extend in a north-south direction from S23°18’ to S24°05’ and in an east-west direction from W66°34’ to W66°51’. The average elevation of the salars is 3,940 metres. The midpoint between the Olaroz and Cauchari Salars is located along National Highway 52, 55 km west of the Town of Susques. The nearest port is Antofagasta (Chile), located 530 km west of the Project by road.

Through its Argentine subsidiary Exar, LAAC acquired title to the project through direct staking or entering into exploration and exploitation contracts with third party property owners. The claims are contiguous and cover most of the Caucharí Salar and the eastern portion of the Olaroz Salar. The annual aggregate payment (canon rent) required by Exar to maintain the claims is US$268,346. Under Exar’s usufruct agreement with Borax Argentina S.A., Exar acquired Borax Argentina S.A.’s usufruct rights on properties in the area in exchange for an annual royalty of US$200,000 plus annual canon rent property payments to Jujuy Province. The area that contains the Mineral Resource and Mineral Reserve estimate is covered by mining concessions which grant the holder a perpetual mining right, subject to the payment of a fee and an agreed upon investment in accordance with the principal legislation that regulates the mining industry in Argentina, the Código de Minería.

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On March 28, 2016, Exar entered into a purchase option agreement (“Option Agreement”) with Grupo Minero Los Boros (“Los Boros”) for the transfer of title to Exar for certain mining properties that comprised a portion of the Cauchari-Olaroz Project. Under the terms of the Option Agreement, Exar paid US$100,000 upon signing, and obtained a right to exercise the purchase option at any time within 30 months for the total consideration of US$12 M payable in sixty quarterly installments of US$200,000.

On November 12, 2018, Exar exercised the purchase option; as a result, the following royalties became payable to Los Boros:

•	US$300,000 was paid on November 27, 2018 because the commercial plant construction started (purchase option established payment within 10 days of the commercial plant construction start date); and

•	3% net profit interest for 40 years, to be paid annually in Argentine pesos, within 10 business days after calendar year end.

Exar can cancel the first 20 years of net profit interest in exchange for a one-time payment of US$7M and the second 20-year period for an additional US$7M.

On March 28, 2016, SQM and Exar executed a Shareholders Agreement that established the terms by which the parties planned to develop the Cauchari-Olaroz Project.

On October 31, 2018, the Company closed a transaction with Ganfeng Lithium and SQM. Ganfeng Lithium agreed to purchase SQM’s interest in the Cauchari-Olaroz Project. LAAC increased its interest in the Project from 50% to 62.5% with Ganfeng holding the remaining 37.5% interest and the parties entered into a shareholder agreement to govern their ownership and business operations of Exar. Ganfeng Lithium also provided the Company with a US$100 million unsecured, limited recourse subordinated loan facility as part of funding its 62.5% share of the project expenditures.

On August 19, 2019, LAAC and Ganfeng completed a transaction whereby Ganfeng contributed US$160 million in Exar and increased its participating interest in Exar to 50%. At such transaction closing, LAAC and GFL each owned a 50% equity interest in Exar. The parties made certain consequential amendments to the shareholders agreement governing their relationship to refer to the new equity ownership structure in Exar. LAAC and GFL authorized Exar to undertake a feasibility study on a development plan to increase the initial production capacity from 25,000 tpa to 40,000 tpa of lithium carbonate, as well as certain permitting and development work in advance of a decision to increase the project production rate.

On August 27, 2020, LAAC and Ganfeng closed a transaction whereby Ganfeng increased its participating interest in Exar to 51% by completion of US$16 million capital contribution in Exar. At such transaction closing, GFL owned a 51% equity interest in Exar and LAAC a 49%. The parties made certain consequential amendments to the shareholders agreement governing their relationship to refer to the new equity ownership structure in Exar.

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On August 26, 2020, GFL, LAAC and Exar entered into a Share Acquisition Option Execution Agreement with Jujuy Energía y Minería S.E. (“JEMSE”) a Province of Jujuy state company, setting the guidelines of JEMSE acquisition of an 8,5% participating interest in Exar, proportionally diluting GFL and LAAC participating interest accordingly. JEMSE incorporation was completed in 2020. JEMSE acquired the Exar shares for a consideration of US$1 plus an amount equal to 8.5% of the capital contributions in Exar. JEMSE paid for this amount to the shareholders through the assignment of one-third of the dividends to be received by JEMSE from Exar after taxes. In accordance with the agreement, for future equity contributions GFL and LAAC are obliged to loan to JEMSE 8.5% of the contributions necessary for JEMSE to avoid dilution, which loans also would be repayable from the same one-third dividends assignment, after taxes.

On October 3, 2023, LAAC separated into two independent public companies, Lithium Americas (Argentina) Corp. (“LAAC”) and a new Lithium Americas Corp. LAAC retained the Cauchari-Olaroz Project as well as the Pastos Grandes and Sal de la Puna projects in Argentina.

Current ownership of the Project is summarized in Figure 1.1.

Figure 1.1     Ownership Structure

1.3	Geological Setting and Deposit Types

There are two dominant structural features in the region of the Cauchari and Olaroz Salars: north-south trending faults and northwest-southeast trending lineaments. The high-angle north-south trending faults form narrow and deep basins, which are accumulation sites for numerous salars, including Olaroz and Cauchari. Basement rock in this area is composed of Lower Ordovician turbidites (shale and sandstone) that are intruded by Late Ordovician granitoids. Bedrock is exposed to the east, west and south of the two salars, and generally along the eastern boundary of the Puna Region.

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The salars are in-filled with flat-lying sedimentary deposits, including the following five primary informal lithological units that have been identified in drill cores:

•	Red silts with minor clay and sand;
•	Banded halite beds with clay, silt and minor sand;
•	Fine sands with minor silt and salt beds;
•	Massive halite and banded halite beds with minor sand; and
•	Medium and fine sands.

Alluvial deposits intrude into these salar deposits to varying degrees, depending on location. The alluvium surfaces slope into the salar from outside the basin perimeter. Raised bedrock exposures occur outside the salar basin. The most extensive intrusion of alluvium into the basin is the Archibarca Fan, which partially separates the Olaroz and Cauchari Salars. National Highway 52 is constructed across this alluvial fan. In addition to this major fan, much of the perimeter zone of both salars exhibits encroachments of alluvial material associated with fans of varying sizes.

1.4	Mineralization

The brines from Cauchari are saturated in sodium chloride with total dissolved solids (TDS) on the order of 27% (324 to 335 grams per litre) and an average density of about 1.215 grams per cubic centimetre. The other primary components of these brines include potassium, lithium, magnesium, calcium, sulphate, HCO3, and boron as borates and free H3BO3. Since the brine is saturated in NaCl, halite is expected to precipitate during evaporation. In addition, the Cauchari brine is predicted to initially precipitate halite (NaCl) and ternadite (Na2SO4) as well as a wide range of secondary salts that could include: astrakanite (Na2Mg(SO4)2·4H2O), schoenite (K2Mg(SO4)2·6H2O), leonite (K2Mg(SO4)2·4H2O), kainite (MgSO4·KCl·3H2O), carnalite (MgCl2·KCl·6H2O), epsomite (MgSO4·7H2O) and bischofite (MgCl2·6H2O).

1.5	Exploration and Drilling

The following exploration programs were conducted between 2009 and 2024 on behalf of LAAC to evaluate the lithium development potential of the Project area:

•	Surface Brine Program – 55 brine samples were collected from shallow pits throughout the salars to obtain a preliminary indication of lithium occurrence and distribution.

•	Seismic Geophysical Program – Seismic surveying was conducted to support delineation of basin geometry, mapping of basin-fill sequences, and siting borehole locations.

•	Gravity Survey - A limited gravity test survey was completed to evaluate the utility of this method for determining depths to basement rock.

•	Time Domain Electromagnetic (TEM) Survey – TEM surveying was conducted to attempt to define freshwater and brine interfaces within the salar.

•	Air Lift Testing Program – Testing was conducted within individual boreholes as a preliminary step in estimating aquifer properties related to brine recovery.

•	Vertical Electrical Sounding (VES) Survey – A VES survey was conducted to attempt to identify freshwater and brine interfaces and surrounding freshwater occurrences. Surveys were conducted in 2010-2011, 2019-2021 and 2024.

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•	Surface Water Sampling Program – A program was conducted to monitor the flow and chemistry of surface water entering the salars.

•	Pumping Test Program 2011-2019 – Pumping wells were installed at eleven locations, to estimate aquifer parameters related to brine recovery. One of the locations was used to estimate the capacity of freshwater supply. Some tests were carried out using multiple wells on the same platform in order to estimate three-dimensional aquifer parameters.

•	Boundary Investigation –A test pitting and borehole program was conducted to assess the configuration of the freshwater/brine interface at the salar surface and at depth, at selected locations on the salar perimeter.

•	Reverse Circulation (RC) Borehole Program – Dual-tube, reverse circulation drilling was conducted to develop vertical profiles of brine chemistry at depth in the salars and to provide geological and hydrogeological data. The program included installation of 24 boreholes and collection of 1,487 field brine samples (and additional Quality Control samples).

•	Diamond Drilling (“DD”) Borehole Program 2009-2010 – A drilling and sampling program was conducted to collect continuous cores for geotechnical testing (relative brine release capacity (“RBRC”), grain size and density) and geological characterization. The program included 29 boreholes and collection of 127 field brine samples.

•	Diamond Drilling (DD) Borehole Program 2017-2019 – A drilling and sampling program included a total of 49 boreholes and 9,703 metres of cores recovered. In 2019, 58 additional samples were sent for RBRC testing at Daniel B. Stephens & Associates, Inc. (samples from DD19D-001 and DD19D-PE09; this program also included a total of 1,006 samples sent to the laboratory for brine characterization, including QAQC samples).

•	Since 2011 a total of 43 production wells have been drilled on the Property.

1.6	Mineral Processing and Metallurgical Testing

Since 2019, the pilot plant has worked to provide process support and monitor efficiency improvements in the lithium carbonate production process.

In the liming plant, important work has been carried out monitoring the consumption of lime reagent. A 50% reduction in the consumption required by design was obtained. This improvement not only reduced the operating expenditure (“OPEX”) but also enhanced downstream performance in the purification process.

Other studies conducted in the pilot plant also allowed for the optimization of reagent consumption in the purification stages. In purification, lime consumption was reduced from a molar ratio of 300% relative to the incoming magnesium to 250%, representing a 16.7% decrease in consumption.

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1.6.1	Continuing Work Plan for Supporting the Plant Operations

Homologation Tests for Inputs Used in Lithium Carbonate Production:

•	Evaluation of synthetic sodium carbonate.

•	Tests with different flocculants.

•	Testing and evaluation of new inputs.

Evaluation of Suppliers for Various Production Inputs:

•	Procedure for evaluating new suppliers.

•	Tests required for evaluation.

Work Required According to Plant Needs for Process Optimization, Operational Problem Resolution, or Development of Alternatives:

•	Solvent extraction tests at different brine pH values to reduce HCl consumption.

•	Studying the use of process water and mother liquors in the liming process.

•	Evaluation of salt washing processes for improving lithium recovery.

•	Tests for reagent dosing in primary and secondary purification processes to reduce reagent OPEX.

•	Pilot Plant IX tests to adjust production and regeneration cycles.

•	Tests to reduce HCl and NaOH consumption in IX regeneration processes.

•	Evaluation of the relationship between lithium concentration and sodium / potassium rejection to assist with improving the operation of the KCl process step.

•	Implement a process support program for ensuring that product quality is achieved more consistently.

•	Continue solid / liquid separation tests in PUR1 and PUR2 for optimising filter cloths, flocculant make up and filter cake washing.

1.7	Mineral Resources and Mineral Reserves

The lithium Mineral Resources and Mineral Reserves described in this report occur in subsurface brine. The brine is contained within the pore space of alluvial, lacustrine, and evaporite deposits that have accumulated as a multi-layer aquifer in the structural basin of the salars.

The Mineral Resource Estimate, detailed in Burga et. al. (2019), effective date February 13, 2019, incorporated a Mineral Resource Evaluation Area extending north to include the Exar property areas, as well as deeper in the brine mineral deposit, with 2017 and 2018 exploration results meeting the criteria of Mineral Resource classification for Mineral Resource estimation. Overall, it incorporated information consisting of the following: 1) the prior 2012 Mineral Resource Estimate for lithium and associated database, and 2) the expanded Project database compiled from results of 2017 through 2018 exploration drilling and sampling campaigns and additional sampling in early 2019 as part of data verification.

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Since the effective date of the 2019 Mineral Resource Estimate, the results of deeper drilling and sampling has allowed for partial conversion of the Inferred Mineral Resource aquifer volume in the updated hydrostratigraphic unit (HSU) model to Measured and Indicated Mineral Resource aquifer volumes of the deeper HSUs. This conversion of aquifer volume to more confident Mineral Resource Estimate classification provides the support for simulated wells in the Mineral Reserve Estimate numerical model to be completed in the deeper and more permeable Lower Sand and Basal Sand HSUs in the southeast part of the model domain. This resulted in the latest 2019 Mineral Resource Estimate for the Project with an effective date of May 7, 2019.

The 2019 Mineral Resource Estimate at the Measured, Indicated, and Inferred Mineral Resource classification (CIM, 2014) for lithium is based on the total amount of lithium in brine that is theoretically drainable from the bulk aquifer volume. The Mineral Resource Estimate is computed as the overall product of the Resource Evaluation Area and aquifer thickness resulting in an aquifer volume, lithium concentration dissolved in the brine, and specific yield of the resource aquifer volume. This framework is based on an expanded and updated hydrostratigraphic model incorporating bulk aquifer volume lithologies and specific yield estimates for block modeling of the Mineral Resource Estimate. Radial basis function was performed as the main lithium distribution methodology using variogram modeling techniques; the interpolation method was verified with ordinary kriging. The Mineral Resource block model was validated by means of visual inspection, checks of composite versus model statistics and swath plots. No areas of significant bias were noted.

The Mineral Resource Estimate is summarized in Table 1.1 at the Measured, Indicated, and Inferred confidence level classes. As is accepted in standard practice for lithium brine Mineral Resource Estimates, Table 1.2 provides lithium represented as Li2CO3, or Lithium Carbonate Equivalent (“LCE”), at the Measured, Indicated, and Inferred level classes.

Table 1.1 Summary of 2019 Mineral Resource Estimate for Lithium
Classification	Aquifer Volume (m3)	Drainable Brine Volume (m3)	Average Lithium Concentration (mg/L)	Lithium (tonnes)
Measured Resource	1.07E+10	1.13E+09	591	667,800
Indicated Resource	4.66E+10	5.17E+09	592	3,061,900
Measured + Indicated	5.73E+10	6.30E+09	592	3,729,700
Inferred	1.33E+10	1.50E+09	592	887,300

Notes:

1. The Mineral Resource Estimate has an effective date of May 7, 2019, and is expressed relative to the Resource Evaluation Area and a lithium grade cut-off of greater than or equal to 300 mg/L.

2. The Mineral Resource Estimate is not a Mineral Reserve Estimate and does not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted to Mineral Reserves.

3. Calculated brine volumes only include Measured, Indicated, and Inferred Mineral Resource volumes above cut-off grade.

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4. The Mineral Resource Estimate has been classified in accordance with CIM Mineral Resource definitions and best practice guidelines (2012 and 2014).

5. Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods.

Table 1.2 Summary of 2019 Mineral Resource Estimate for Lithium Represented as LCE
Classification	LCE (tonnes)
Measured Resource	3,554,700
Indicated Resource	16,298,000
Measured + Indicated	19,852,700
Inferred	4,722,700

Notes:

1. Lithium carbonate equivalent (“LCE”) is calculated using mass of LCE = 5.322785 multiplied by the mass of Lithium reported in Table 1.1. The Mineral Resource Estimate represented as LCE has an effective date of May 7, 2019, and is expressed relative to the Resource Evaluation Area and a lithium grade cut-off of greater than or equal to 300 mg/L.

2. The Mineral Resource Estimate is not a Mineral Reserve Estimate and does not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted to Mineral Reserves.

3. Volumes only include Measured, Indicated, and Inferred Mineral Resource volumes above cut-off grade.

4. The Mineral Resource Estimate has been classified in accordance with CIM Mineral Resource definitions and best practice guidelines (2012 and 2014).

5. Comparisons of values may not add due to rounding of numbers and the differences by use of averaging methods.

The 2019 Mineral Reserve Estimate for lithium incorporates the 2019 Resource Estimate and additional drilling and testing through an effective date of May 7, 2019. To obtain the Updated Mineral Reserve Estimate, the previous hydrostratigraphic and numerical models and the expanded database were analyzed and updated by Montgomery & Associates. Once formulated and calibrated, the updated numerical model used a simulated production wellfield to project extraction from the brine aquifer and verify the feasibility of producing sufficient brine for processing a minimum target of 40,000 tonnes per year (tpa) LCE for a 40-year operational period. After verifying the capability of the simulated wellfield to produce sufficient brine for the minimum 40,000 tpa LCE process target, the model was then used to predict a maximum production rate for assessment of a Total Mineral Reserve Estimate for a 40-year production and process period of LCE.

The Proven and Probable Mineral Reserve Estimate is summarized in Table 1.3 without factoring estimated LCE process efficiency (pre-processing). The Measured and Indicated Mineral Resources (Table 1.1 and Table 1.2) correspond to the total amount of lithium enriched brine estimated to be available within the aquifer while the Proven and Probable Mineral Reserves represent a portion of the Mineral Resource Estimate that can be extracted under the proposed pumping schedule and wellfield configuration. Therefore, the Mineral Reserve Estimate is not “in addition” to the Mineral Resource Estimate, and instead, it simply represents a portion of the total Mineral Resource that is extracted during the life-of-mine plan. A cut-off value was not employed in the Mineral Reserve Estimate because the average calculated lithium concentration after 40 years of simulated mine life was significantly above the processing constraint.

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Table 1.3 Summary of Estimated Proven and Probable Mineral Reserves (Without Processing Efficiency)
Mineral Reserve Classification	Production Period (Years)	Brine Pumped (m3)	Average Lithium Concentration (mg/L)	Lithium Metal (tonnes)	LCE (tonnes)
Proven	0 through 5	156,875,201	616	96,650	514,450
Probable	6 to 40	967,767,934	606	586,270	3,120,590

Total	40	1,124,643,135	607	682,920	3,635,040

Notes:

1. The Mineral Reserve Estimate has an effective date of May 7, 2019.

2. Lithium carbonate equivalent (“LCE”) is calculated using mass of LCE = 5.322785 multiplied by the mass of Lithium Metal.

3. The conversion to LCE is direct and does not account for estimated processing efficiency.

4. The values in the columns for “Lithium Metal” and “LCE” above are expressed as total contained metals.

5. The Production Period is inclusive of the start of the model simulation (Year 0).

6. The average lithium concentration is weighted by per well simulated extraction rates.

7. Tonnage is rounded to the nearest 10.

8. Comparisons of values may not be equivalent due to rounding of numbers and the differences caused by use of averaging methods.

The independent qualified person and author, Daniel Weber, believes the Mineral Reserve Estimate has been conservatively modeled and represents a Proven Mineral Reserve for Year 1 through 5 of full-scale extraction wellfield pumping and a Probable Mineral Reserve for Years 6 to 40 of extraction wellfield pumping. The division between Proven and Probable Mineral Reserves is based on 1) sufficiently short duration of wellfield extraction to allow a higher degree of predictive confidence yet long enough to enable significant production, and 2) a duration long enough to enable accumulation of a strong data record to allow subsequent conversion of Probable Mineral Reserves to Proven Mineral Reserves.

During 2023 and 2024, the first years of ramping-up operation, 39 wells were operative to support LCE production. During 2023, 496 l/s of brine were delivered to the wellfield and in 2024 an average of 706 l/s of brine were pumped. Table 15.6 shows the total wellfield delivery rate per year for the predicted 40-year production period.

Considering a conservative processing efficiency of 53.7%, the predicted results for the 40-year production period are as follows.

•	Average production rate of 47,700 tpa LCE for the 40-year pumping period.

•	Average production rate of 48,700 tpa LCE following the completion of the 40-year pumping period.

•	Average lithium concentration of 609 mg/L for the 40-year pumping period, considering an average lithium grade assumption is 638 mg/l during the first years of operation.

•	Minimum lithium concentration of 598 mg/L near the end of the pumping period in year 40.

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1.8	Mining Methods

1.8.1	Brine Processing

In 2019, Exar implemented a Feasibility Study based on new tests work and the 2012 Feasibility Study. With additional test information, Exar developed a process for converting brine to high-purity lithium carbonate. The proposed process follows industry standards: pumping brine from the salar, concentrating the brine through evaporation ponds, and taking the brine concentrate through a hydrometallurgical facility to produce high-grade lithium carbonate. While the 2012 process model employed proprietary, state-of-the-art physiochemical estimation methods and process simulation techniques for electrolyte phase equilibrium, the 2019 model uses a process model that has been further refined using the results of lab scale and pilot scale testing from Exar, Ganfeng Lithium, and equipment suppliers, the results of which are reflected in the 2019 Feasibility Study and implemented in the detail engineering of the facilities. The basis of the process methods has been tested and supported by laboratory test work, pilot testing facilities, and equipment vendor testing and design to support equipment guarantees.

1.8.2	Lithium Carbonate Plant Production

The process route simulated for the production of lithium carbonate from Cauchari brines resembles the flowsheet presented in Figure 1.2 Overall Process Block Diagram.

Primary process inputs include evaporated brine, water, lime, soda ash, HCl, NaOH, and natural gas. The evaporation ponds produce salt tailings composed of Na, Mg, Ca, K, and borate salts. The brine concentrate from the terminal evaporation pond is further processed, through a series of polishing and impurity removal steps. Soda ash is then added with the purified brine concentrate to produce lithium carbonate that is dried, micronized, and packaged for shipping.

Figure 1.2     Overall Process Block Diagram

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Design criteria for the Lithium Carbonate plant is presented Table 1.4.

Table 1.4 Lithium Carbonate Plant Design Criteria
Description	Unit	Value
Li2CO3 production	tonnes per year	40,000
Annual operation days	days	292
Annual operation hours	hours	7008
Availability	%	80
Utilization (22 h/d)%		97.2
Plant Overall Efficiency	%	53.7

1.9	Site Infrastructure and Buildings

1.9.1	Wells

1.9.1.1	Well Production Equipment Selection

Screened wells target the largest lithium brine aquifers. Submersible electric pumps are used for brine pumping. These pumps send the brine to evaporation ponds through a network of pipelines and mixing pools.

1.9.2	Evaporation Ponds

An average water evaporation rate of 6.26 mm per day was used as criterion to design the pond system. This rate corresponds to measured evaporation rates observed at the site where the ponds are located.

Assuming the above-mentioned evaporation rate, the total evaporation area required for the production of 40,000 tpa of lithium carbonate is 1,200 ha when including consideration for harvesting of salt deposited in the ponds. The ponds are lined with multi-layer liner consisting of a polymer-based material and engineered granular bedding. The ponds configuration includes provision for uninterrupted production during salt harvesting and maintenance work.

Brine is transferred between the successive evaporation ponds using self-priming pumps.

1.9.3	Salt Harvest Equipment

In order to recover pond volume taken up by precipitated salt and recover lithium values entrapped with the brine; salt is harvested. Harvesting began after the third year of steady operation.

The harvesting operation consists of draining the free brine from the pond, scraping the salt to a minimum depth, and making drainage trenches before removing salt.

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1.9.4	Site Infrastructure and Support Systems

1.9.4.1	Natural Gas Pipeline

Natural gas is obtained from the Rosario gas compression station, which is on the Gas Atacama pipeline, 52 km north of the Project site.

Capital costs for this pipeline was US$7.2M. This pipeline can supply natural gas at capacities that are sufficient for a 40,000 tpa LCE facility.

1.9.4.2	Power Supply

Electricity is provided by a new 33 kV transmission line that interconnects with an existing 345 kV transmission line located approximately 60 km south of the Project. The interconnection consists of a sub-station with a voltage transformer (345/33 kV) and associated switchgear.

A stepdown 33/13.2 kV substation at the Project site, consist of two voltage transformers (33/13,2 kV, 15-20 MVA), one (1) 33 kV electrical room and one (1) 13.2 kV electrical room with suitable switchgears and auxiliary equipment for the 13.2 kV local distribution system.

The 13.2 kV local electrical distribution system provides power to the plant, camp, intermediate brine accumulation and homogenizing pools/lime pumps, wells, and evaporation ponds. In general, all the distribution is based on overhead lines, unless there are major restrictions then the underground distribution is adopted.

The estimated average load for the Project is around 16.4 MW or 123,461 MWh/y, assuming a plant and periphery utilization factor of 0.86. The power line has sufficient capacity for this load plus the existing users.

The whole electrical system is designed for the maximum load condition plus a safety factor of 1.2.

A stand-by diesel generating station, located close to main substation, power selected equipment during outages.

1.9.4.3	Permanent Camp

The permanent camp (called Operations Camp), and the Construction Camp are located 8,000 m south of National Highway 52. The Operations Camp is a complete housing and administrative complex to support all activities of the operation with a capacity of 634 people.

The Operations Camp includes office buildings, bedrooms, dining facilities, medical room, and recreation areas, consisting of a gym, an indoor sports center, a recreation room and an outdoor soccer field.

In the Construction Camp there are eight housing modules with a total capacity of 392 people, of which only three modules are currently in use. In addition, this camp includes the pilot plant facilities, water treatment plants and contractor workshops.

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1.9.4.4	Other Buildings

Other buildings include:

•	A warehouse for spare parts and consumables;

•	A steel building for the storage of soda ash;

•	A steel building for the storage of solvent extraction plant chemicals designed with appropriate ventilation, safety, and security features;

•	Operating facilities for sheltering operators, electrical equipment, and central control rooms; and,

•	Product storage facility designed for protecting the product against contamination and staging it for shipment.

1.9.4.5	Security

At the main entrance of the plant, there is a barrier and a security booth to grant access to the facilities. There is a second access control point upon reaching the main module of the camp. There, individuals' entry is registered again using facial and fingerprint recognition.

Given the remote location of the facilities, it is not necessary to enclose the plant with a metallic perimeter fence. The plant is illuminated to allow night work and improve security.

1.9.4.6	Access and Site Roads

Access to the plant site is via paved National Highways 9 and 52, which connect the site to San Salvador de Jujuy and Salta in Argentina. In addition, National Highway 52 connects to Paso Jama to the west, a national border crossing between Chile and Argentina, and provides connection to Chilean Route 27 and convenient access to Antofagasta.

Access within the site is possible through Route 70, a gravel road, which skirts the west side of the salars. This road is approximately 1 km from the plant site. Access roads to ponds, wells, and other infrastructure were part of the overall construction.

1.9.4.7	Fuel Storage

The plant includes a diesel storage and dispensing station for mobile equipment and transport vehicles. Diesel fuel can also be used in stand-by generators and back up for dryers in the plant. The main fuel for equipment operation will be natural gas.

1.9.4.8	Water Supply

The estimated average consumption of brackish water for mining/industrial use is 105 (+/- 20%) liters per second (“L/s”).

Water for industrial use is supplied by groundwater wells adjacent to the salar and a water pipeline from the north.

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1.9.4.9	Pond Solid Wastes

The pond evaporation process leaves considerable amounts of salts on the bottom of the ponds. These salt piles may reach up to 15 m in height. It is estimated that approximately 740 ha of salt piles will be built over a 40-year period and these piles are built near the pond areas.

These discarded salts are classified as inert waste. The salts are generated from brines and do not introduce foreign compounds. It is estimated that sodium chloride and sulphate make up over 87% of this waste.

1.9.4.10	Tailings Liquid Disposal

Several possible sites for liquid industrial waste evaporation ponds were analyzed. These ponds are similar to the evaporation ponds, complete with liner. A 50 ha parcel located close to the plant was selected for the industrial waste evaporation ponds and presents no risks to distant populated areas.

1.10	Market Studies and Contracts

The outlook for lithium demand is positive, driven by the development of electromobility and the growing need for batteries in the electronics industry. Lithium consumption is expected to increase significantly in the coming years driven by a rapid increase in demand for EVs.

The global lithium mineral production is largely driven by spodumene operations in Australia, brine operations in Chile and Argentina and lithium chemical conversion in China.

A market review was performed to establish three pricing scenarios for lithium carbonate (per ton) used in the economic analysis.

Both Lithium Argentina and Ganfeng Lithium are entitled to a share of offtake from production at the Caucharí-Olaroz Project. The Company is entitled to 49% of offtake, which would amount to approximately 19,600 tpa of lithium carbonate assuming full capacity is achieved.

1.11	Permitting, Environmental Studies and Social or Community Impact

1.11.1	Permits and Authorities

Permitting processes for the Project are governed by Argentina’s national and provincial laws, with oversight from the Jujuy provincial government. Recent updates under Decree No. 7,751-DEyP-2023 have modernized permitting standards, including enhanced consultation protocols and mandatory financial assurances for closure. The Project’s permits for exploration and exploitation activities are in full compliance, with biannual updates submitted as required.

Exploration permits require the submission of an Environmental Impacts Report (“IIA”), which details the scope of proposed exploration activities and their potential environmental impacts. The Provincial Government of Jujuy, through the Mining and Energy Resource Directorate, reviews and approves these reports. These permits require updates every two years.

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On February 11, 2023, the Provincial Executive Government of Jujuy issued Decree No. 7,751-DEyP-2023 (the "Decree"), which regulates the General Environmental Law No. 5063 and comprehensively updates provincial environmental protection norms for mining activities. This Decree replaces Decree No. 5,772/2010, previously governing this domain.

1.11.2	Social or Community Impact

Community engagement and consultation processes have been ongoing since 2009, fostering trust and cooperation. Social impact assessments highlight the Project’s contributions to local economic development, infrastructure improvements, and cultural preservation. Comprehensive studies have been completed to understand the Project's impacts, robust monitoring processes to track progress, and targeted investments in critical sectors such as infrastructure, education, and healthcare.

Project perceptions in the surveyed communities conclude a generally positive opinion of the mining industry as it has recently become an economic pillar of the region. Accordingly, the Project is viewed as a source of job opportunities.

The population directly impacted by the Project is mostly rural and self-identifies with the Atacama ethnic group. In general, their settlement patterns and spatial dispersion is based on the camelid’s pasturage activity. The area of direct influence for the Project includes the communities of Susques, Huáncar, Pastos Chicos, Puesto Sey, Catua and Olaroz Chico. All these communities are in the department of Susques, Province of Jujuy, with the town of Susques being the head of the Department.

Exar has developed a program that promotes social and economic development within a sustainability framework and aims to address the evolving needs of local communities, focused employment, training, and equitable benefit-sharing while addressing concerns related to resource management and cultural heritage.

1.11.3	Environmental Baseline Studies

Environmental baseline data were compiled through extensive studies commissioned by Exar. Initial studies were conducted between 2010 and 2011, with regular updates and quarterly participatory monitoring from 2017 to 2024. Environmental Impacts Reports (EIRs) have been periodically updated and approved to account for evolving Project layouts and operational changes.

Quarterly follow-up campaigns since 2017 confirmed stable water quality conditions. For surface water, the natural concentrations of aluminum, boron, and iron exceed permissible limits for drinking water.

Air quality measurements of PM10, SO2, NO2, O3, and H2S fall within permissible limits per provincial guidelines. Recent campaigns note reductions in PM10 levels at Vega Alegría and Vega Archibarca, consistent with stricter dust control measures.

The Project area has a low biodiversity although there are some zones within it that are more diverse than others, such as shrub steppes and meadows, the Archibarca cone being the zone with the greatest biodiversity within the Project area.

Follow up fauna and flora monitoring campaigns were carried out around the pilot plant in March 2015 and in October 2016 and quarterly monitoring during 2017 up to 2024. Diversity results indicate that there is no significant change in the diversity parameters.

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1.12	Capital and Operating Cost Estimate

1.12.1	Capital Cost Estimate

Capital costs for the Project (CAPEX) are based on the total engineering and construction work, having a design capacity of 40,000 tonnes per year of lithium carbonate.

The CAPEX is expressed in current US dollars on a 100% project equity basis. LAAC contributed 49% of these costs, matching its shareholding in Exar and excluding JEMSE’s 8.5% interest.

Capital costs include direct and indirect costs for:

•	Brine production wells.

•	Evaporation and concentration ponds.

•	Lithium carbonate plant.

•	General site areas, such as electric, gas, and water distribution.

•	Stand-by power plant, roads, offices, laboratory and camp, and other items.

•	Off-site infrastructure, including gas supply pipeline and high voltage power line and water pipeline; and

•	Salaries, construction equipment mobilization, and other expenses.

The capital investment for the 40,000 tpa lithium carbonate project, including equipment, materials, indirect costs and contingencies after completion of the construction period is consolidated to US$979 million. This total excludes interest expense capitalized during the same period. Disbursements of these expenditures started in 2017 as part of the 25,000 tpa lithium carbonate project. These capital expenditures are summarized in Table 1.5.

Table 1.5 Capital Costs Summary
Item	US$ M
Direct Cost
Salar Development	51.0
Evaporation Ponds	175.5
Lithium Carbonate Plant and Aux.	361.7
Reagents	26.2
On-Site Infrastructure	108.7
Off-site Services	13.6
Total Direct Cost	736.7

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Table 1.5 Capital Costs Summary
Item	US$ M
Indirect Cost
Total Indirect Cost	224.5

Total Direct and Indirect Cost
Total Direct and Indirect	961.2
Others	17.8

Total Capital	979
Expended to date	979
Estimate to complete	-

1.12.2	Exclusions

The following items are not included in this estimate:

•	Legal costs.

•	Special incentives and allowances.

•	Mineral license costs.

•	Escalation; and

•	Start-up costs beyond those specifically included.

1.12.3	Currency

All values are expressed in current US dollars; the exchange rate between the Argentine peso and the US dollar as at October 31, 2024 was AR$970/US$. Argentine peso denominated costs follow the exchange rate as a result of inflation, and the impact of the exchange rate fluctuation on CAPEX and OPEX has been incorporated; no provision for currency escalation has been included.

1.12.4	Operating Cost Estimate

The operating cost estimate (±15% expected accuracy) for the Project is estimated at US$6,543 per tonne of lithium carbonate (Table 1.6), based on 40,000 tpa lithium carbonate production. This estimate is based upon vendor purchase orders for main costs such as reagents, fuel (diesel and natural gas), electricity, maintenance, halite harvesting, transport, and catering and camp services. Reagents consumption rates were determined by pilot plant and laboratory work, as well as detailed process mass and energy balances. Energy consumption was determined on the basis of the specific equipment considered in each sector of the facilities and their utilization rate. Labour requirements are based on Exar’s actual manpower used during the ramp up period. Labour costs have been estimated using the results of a salary survey, carried out on behalf of Exar in Argentina, on mining companies with similar conditions and actual salaries paid by Exar. Consumables costs were estimated on the basis of existing supplier contracts and forecasted changes in future prices.

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Table 1.6 Operating Costs Summary
Description	Total (US$ 000 /Year)	Li2CO3 (US$/Tonne)	Allocation of Total OPEX (%)
Direct Costs
Reagents	100,981	2,525	38.60%
Maintenance	24,701	618	9.4%
Electric Power	9,283	232	3.5%
Pond Harvesting & Tailing Management	24,348	609	9.3%
Water Treatment System	0	0	0
Natural Gas	4,455	111	1.70%
Manpower	32,059	801	12.20%
Catering, Security & Third-Party Services	32,083	802	12.30%
Consumables	6,443	161	2.50%
Diesel	3,249	81	1.20%
Bus-in/Bus-out Transportation	0	0	0
Product Transportation	9,200	230	3.5%
Direct Costs Subtotal	246,803	6,170	94.30%

Indirect Costs
G&A	14,912	373	5.7%
Indirect Costs Subtotal	14,912	373	5.7%

Total Operating Costs	261,714	6,543	100.0%

1.13	Economic Analysis

A sophisticated economic analysis of the Project was conducted to determine its financial viability. Capital and Operational Expenditures have been used in this model. The forecasted tax schedules, both payments and rebates, were researched using internal and external taxation experts. Prices for lithium carbonate were based on a market study carried out by a qualified third party. Economic analysis in the technical report considers the actual results of Exar's production in 2024 and estimated 2024 financial results. Project's revenues in 2024 and cost of production are expected to be approximately USD$200 million.

Results obtained include Net Present Values (NPV) for a range of discount rates. In order to determine the influence of different input parameters on projected results, a sensitivity analysis has also been carried out. Parameters considered in this analysis were sustaining CAPEX, selling prices, production levels, and OPEX.

The model assumes the current charges for royalties, taxes and payments obligations and a return on export value.

This economic analysis assumes that Capital expenditures prior to December 31, 2024, are considered sunk costs and are excluded from the capital expenses in the economic model. Only capital expenditures from December 31, 2024, onwards are included.

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Investment decisions are made on a forward-looking basis. The purpose of the economic model is to assess whether future capital expenses and operations with updated product price, production cost and other assumptions will bring a positive economic result. Positive economic results include future cash flows, generated from sales of the finished product, less related cost of sales and other expenses, excluding capital expenditures prior to December 31, 2024.

This economic assessment ignores sunk costs in the determination of cash flows and economic indicators. However, these costs are considered as opening balances for the purpose of determining tax assets and liabilities.

1.13.1	Sustaining Capital Expenditures (Sustaining CAPEX)

The capital expenditures schedule is presented in Table 1.7, which contains consolidated Sustaining CAPEX Expenditures Schedule from 2025 for the life of the Project.

Table 1.7 Sustaining CAPEX Expenditure Schedule
Description	2025-2035 (US$ 000)	2036-2060 (US$ 000)	Total (US$ 000)
Total	225,500	765,000	990,500

1.13.2	Production Revenues Schedule

The production revenues schedule is presented in Table 1.8.

Table 1.8 Production and Revenue Schedule – Medium Lithium Price Scenario
Year	Average Revenue per Year (US$ 000)	Average Production per Year Li2CO3 (t)
2025-2030	709,000	38,667
2031-2060	780,000	40,000
Total	28,044,000	1,452,000

1.13.3	Other Expenses

Other expenses and cash flow items considered in the model include Argentinian transaction tax, Jujuy and private royalties, licenses and permits, export refunds, easement rights, equipment depreciation, sustaining capital, exploration expenses amortization and remediation allowances.

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1.13.3.1	Economic Evaluation Results

The economic evaluation results are presented in Table 1.9.

Table 1.9 Project Evaluation Economic Summary
Price Case	Unit	High	Medium	Low
Average Lithium Price LCE	US$/tonne	$21,645	$20,757	$19,641
Key Statistics
Project capacity	tonnes	40,000	40,000	40,000
Sustaining CAPEX	US$ M	$990	$990	$990
OPEX	US$/tonne	$6,543	$6,543	$6,543
Max negative cash flows	US$ M	$-13	$2	$-87
Average Lithium price Li2CO3	US$/tonne	$21,645	$20,757	$19,641

Average yearly values
Revenue	US$ M	$793	$758	$714
OPEX	US$ M	$-258	$-258	$-258
Other Expenses	US$ M	$-38	$-38	$-35
EBITDA[1]	US$ M	$497	$463	$421

Before taxes
NPV (6%)	US$ M	$7,430	$6,538	$5,311
NPV (8%)	US$ M	$6,044	$5,230	$4,101
NPV (10%)	US$ M	$5,049	$4,305	$3,263

After taxes
NPV (6%)	US$ M	$5,035	$4,466	$3,630
NPV (8%)	US$ M	$4,122	$3,603	$2,830
NPV (10%)	US$ M	$3,466	$2,992	$2,274

Notes: next page.

Table 1.9 notes:

1. Presented on a 100% project equity basis. As of the date of this report, LAAC currently owns 49% of the project.

2. Measured form the end of the capital investment period.

1 EBITDA is non-GAAP financial measures and has no standardized meaning under IFRS Accounting Standards (“IFRS”) and may not be comparable to similar measures used by other issuers. The Company does not have historical non-GAAP financial measures nor historical comparable measures under IFRS, and therefore the foregoing prospective non-GAAP financial measure may not be reconciled to the nearest comparable measure under IFRS.

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1.14	Conclusions and Recommendations

1.14.1	Conclusions

•	Brine: The Mineral Resource and Mineral Reserves described in this report occur in subsurface brine. The brine is contained within the pore space of salar deposits that have accumulated in a structural basin.

•	Hydrostratigraphic Model, Mineral Resource Block Model, and Updated Mineral Resource Estimate: Comparing the prior 2012 Mineral Resource Estimate to the Updated Mineral Resource Estimate, the percent change is a decrease of less than 1% for total average lithium concentration of Measured + Indicated; the percent change is an increase of 69% for total LCE Measured + Indicated (11,752,000 tonnes LCE vs. 19,852,700 tonnes LCE). The large increase in overall estimated mass of LCE can be attributed to the expansion and deepening of the Resource Evaluation Area based on exploration results obtained between 2017 and 2019. The small decline in total average concentration can be attributed to the 2019 Mineral Resource Estimate affected by the 2017, 2018, and 2019 spatial range of samples collected in the Salar de Orocobre and Archibarca alluvial fan areas of the Project.

•	Numerical Model and Mineral Reserve Estimate: A numerical groundwater model was updated in 2019 for an expanded area of the basin to calculate the 2019 Mineral Reserve Estimate. The model simulates long-term wellfield extraction from the Cauchari-Olaroz brine aquifer and is based on a rigorous assembly of groundwater flow and solute transport parameters.

•	2019 Mineral Reserve Estimate: The total 2019 Mineral Reserve Estimate for Proven and Probable Mineral Reserves is 3,635,040 tonnes of LCE for 40-year life of mine plan. Assuming a processing efficiency of 53.7 percent for forecasting an economic reserve over the 40-year life of mine plan, the total Mineral Reserve Estimate for Proven and Probable Mineral Reserves is 1,952,020 tonnes of LCE.

•	Lithium Industry: Market studies indicate that the lithium industry has a promising future. The use of lithium ion batteries for electric vehicles and renewable energy storage applications are driving lithium demand.

•	Project Capital Cost: The capital investment for the 40,000 tpa lithium carbonate Cauchari-Olaroz Project, including equipment, materials, indirect costs and contingencies during the construction period was defined at US$979 million. A production design capacity of 40,000 tpa of lithium carbonate, has been implemented and the facility has reached over 80% design capacity during the second year of the ramp up period.

•	The main CAPEX drivers were the pond construction and the lithium carbonate plant, which represent 57% of total project capital expenditures.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 22 of 427

•	Operating Costs: The operating cost estimate (+/-15% accuracy) for the 40,000 tpa lithium carbonate facility is US$6,543 per tonne. This figure includes pond and plant chemicals, energy/fuel, labour, salt waste removal, maintenance, camp services, and transportation.

•	Sensitivity Analysis: Sensitivity analysis indicates that the Project is economically viable even under very unfavourable market conditions.

•	Project Economics: Project cash flow analysis for the base case and alternative cases indicates the project is economically viable based on the assumptions used.

1.14.2	Recommendations

•	Updates to models representing Mineral Resources and Mineral Reserves: conceptual and Mineral Resource and Reserve models should be updated. The domain of the Resource Evaluation Area should be evaluated so that additional areas can be included as potential new sources for Mineral Resource and Mineral Reserve Estimates. Future modeling activities should include:

o	Comparison of the model hydrostratigraphy against new borehole data.
o	Comparison of produced brine concentrations against predicted concentrations.
o	Comparison of measured production and monitor well drawdown levels against predicted levels; and
o	Monitoring of measured production well flow rates against predicted rates; derivation of updated K (hydraulic conductivity), Ss (specific storage), and Sy (specific yield) estimates from analysis of pumping and drawdown information, and comparison with the values used in the model; and incorporation of third-party brine pumping from adjacent properties if appropriate and if any occurs in the future.

•	Continuing with New Well Testing: In addition to the long-term evaluation components recommended above, each new production well should undergo an initial pumping test, on the order of seven to ten days of constant-rate pumping, for assessment of long-term performance.

•	Based on the conceptual hydrogeologic system and results of the numerical model, the authors believe it is appropriate to categorize the Proven Mineral Reserve as what we believe is feasible to be pumped to the evaporation ponds and recovered at the end of the first five years of operations as currently modeled for the Updated Mineral Reserve Estimate. During the initial five years of operation and wellfield build-out, the numerical model should be recalibrated based on demonstrated results and new projections should be done for re-examination of the Proven Mineral Reserve and potential for conversion of part of Probable to Proven classification.

•	Improving the certainty of the Proven and Probable Mineral Reserves could be gained with scheduled water level measurements along with brine density measurements at production wells and nearby monitoring wells (representing shallow, intermediate, and deep monitoring of the brine aquifer), validation of the water balance and characterization of any changes in inflow to the salar, and additional controlled, long-term aquifer testing to more accurately represent aquifer parameters for calibrating hydraulic parameters in the numerical model. Changes to the hydrostratigraphic unit model based on additional exploration drilling and production well drilling should also be incorporated into future numerical flow and transport modeling.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 23 of 427

•	Additional certainty in predictive simulations of wellfield extraction and capture of lithium mass could be gained by re-examination of the water balance using measured data at aquifer boundaries, model sensitivity analysis for critical aquifer parameters such as hydraulic conductivity and specific yield, and potentially including effects of off-property production of lithium by adjacent mining operations. Furthermore, variable-density flow and transport should be considered in future model updates given the domain has expanded considerably compared to prior groundwater modeling efforts and now includes larger regions of freshwater inflow. Along with these recommended refinements to improve certainty of the predictive capabilities of the groundwater model, the numerical model should be used as an operational tool to optimize pumping rates at production wells, maximize lithium concentrations, and control the overall wellfield capture.

•	Drainable porosity or Sy estimates relied upon the prior 2012 model estimates because the 2017 and 2018 exploration results lacked Sy estimates. In order to address the uncertainty of Sy estimates for the different stratigraphic groups, ongoing exploration work should include analysis of Sy by use of laboratory methods such as RBRC or similar techniques for core samples, and field methods using calibrated nuclear magnetic resonance (“NMR”) borehole logging in open boreholes or in wells with PVC casing installed.

•	The 2019 Mineral Reserve Estimate assumes that production from adjacent external property areas will not be impacted by brine production, both currently and in the future. However, depending on the location of production wells and the potential overlap of brine aquifer capture areas, this assumption may introduce significant uncertainty. Adjacent external brine production wells could directly affect the 2019 Mineral Reserve Estimate by causing dilution of brine concentrations or lowering brine levels in the aquifer. Although the details of adjacent properties' brine production are uncertain, it is recommended to conduct a sensitivity analysis to assess potential impacts.Lime supply: We recommend that efforts to firm up lime supply source be pursued. The area producer will require support for increasing production capacity as other local producers are depending on the same source. Exar intends to obtain lime from this source and discussions for providing additional support are underway.

•	QA/QC: The QA/QC program, using regular insertions of blanks, duplicates, and standards should be continued. All exploration samples should be analyzed at Alex Stewart when exploration activities resume.

•	The on-site laboratory should obtain ISO 17025 certification for analytical laboratories.

•	Align Closure Plan with New Legislation: Update the conceptual closure plan to meet the requirements of Decreto No. 7,751-DEyP-2023.

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•	Engage Stakeholders Early: Collaborate with indigenous communities, local governments, and relevant authorities to identify potential public or social uses for infrastructure and areas post-mining.

•	Strengthen Financial Assurances: Establish and maintain the required financial guarantees.

•	Quantify Financial Implications: Compare pre-2023 closure cost estimates with anticipated costs under the new legislation to provide a clearer understanding of financial impacts.

•	Enhance Stakeholder Engagement: Ensure ongoing discussions or frameworks are in place to address environmental and social priorities and demonstrate proactive collaboration with affected parties.

The estimated cost for the recommendations is summarized in Table 1.10.

Table 1.10 Recommendations Budget
Item	Budget (US$)
Mineral Resource and Reserve Update	$200,000
ISO 17025 Accreditation	$20,000
Updated Technical Report	$80,000
Permitting and Social Community Work	$200,000

Total	$500,000

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 25 of 427

2.0	Introduction and Terms of Reference

2.1	Terms of Reference

Lithium Argentina retained Andeburg Consulting Services Inc. (“ACSI”) to complete an independent NI 43-101 compliant 2024 Technical Report – Operations Update for the Cauchari-Olaroz Project, located in the Province of Jujuy in Argentina. The supervising Independent Qualified Person (“QP”) for the Report is Mr. Ernie Burga, P.Eng. of ACSI.

The purpose of this Operational Technical Report is to update aspects of the project including project development work to date, updated estimates of capital costs, and updated financial model including current operating cost estimates. The current Mineral Resource and Mineral Reserve Estimates presented in this report are taken from the ACSI report Updated Feasibility Study and Mineral Reserve Estimation to Support 40,000 tpa (Burga, et al., 2020). The Mineral Resource and Mineral Reserve Estimates were prepared in compliance with the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” as referred to in NI 43-101 and Form 43-101F, Standards of Disclosure for Mineral Projects and in force as of the effective date of this report. This is consistent with CIM Best Practice Guidelines for Resource and Reserve Estimation for Lithium Brine (dated November 1, 2012), in which it is stated that the CIM considers brine projects to be mineral projects, as defined in NI 43-101.

This report was prepared by the authors, at the request of Lithium Argentina, a Vancouver registered company, trading under the symbol of “LAAC” on the Toronto Stock Exchange and the New York Stock Exchange with its corporate office at:

300 – 900 West Hastings St

Vancouver, BC

V6C 1E5

This report is considered current as of December 31st, 2024.

2.2	Qualified Persons Site Visits

Mr. Ernie Burga, P.Eng. (ACSI), conducted a site visit of the Property on January 24, 2017 and June 10 to 12, 2019. (ACSI) to observe the evaporation ponds and interview engineering personnel. Mr. David Burga, P.Geo. (ACSI), conducted a site visit of the Property on January 24, 2017, February 19 through 21, 2019, June 10 and 12, 2019 (ACSI) to review the drilling work from 2017 and 2018, the QA/QC procedures, interview geologists on site and conduct a verification sampling program. He most recently visited the site between November 20 and 21, 2024 to observe the status of the project and interview personnel. Mr. Daniel Weber, P.G. (M&A), visited the Project on September 8 and 9, 2018, to review site conditions and to verify 2017 and 2018 core logging and description methods. Mr. Anthony Sanford, Pr.Sci.Nat. visited the Project on February 14 and 15, 2017 and July 23 and 24, 2019 to observe site conditions and interview key environmental personnel.

2.3	Sources of Information

This report is based, in part, on internal company technical reports maps, published government reports, company letters, memoranda, public disclosure and public information, as listed in the References at the conclusion of this report. Sections from reports authored by other consultants have been directly quoted or summarized in this report and are so indicated where appropriate.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 26 of 427

The 2019 Mineral Reserve Estimate was developed for the Project using MODFLOW-USG, a control volume finite difference code, coupled with the Groundwater Vistas modeling interface. The groundwater modeling was supported by geological, hydrogeological, geochemical, and geophysical data collected through field programs at the site.

2.4	Units and Currency

Unless otherwise stated all units used in this report are metric. Salt contents in the brine are reported in weight percentages or mass per volume.

All values are expressed in current US dollars; the exchange rate between the Argentine peso and the US dollar as at October 31, 2024 was AR$970/US$. Argentine peso denominated costs follow the exchange rate as a result of inflation, and the impact of the exchange rate fluctuation on CAPEX and OPEX has been incorporated; no provision for currency escalation has been included.

The coordinate system used by Cauchari for locating and reporting drill hole information is the UTM system. The Property is in UTM Zone 19K and the WGS84 datum is used. Maps in this Report use either the UTM coordinate system or Gauss Kruger-Posgar 94 datum coordinates that are the official registration coordinates of the local registry.

The following list shows the meaning of the abbreviations for technical terms used throughout the text of this report, Table 2.1.

Table 2.1
Abbreviations Table

Abbreviation	Meaning
”	Inches
1D	One dimensional
3D	three dimensional
°C	Celsius degrees
An	altitude, in masl
ADT	average daily traffic
AET	actual evapotranspiration
α	alpha, the fitting coefficient of the capillary head curve
Ah	ampere-hour
Amsl	above mean sea level
AR$	Argentine Pesos
ARAWP	ARA WorleyParsons
ASA	Alex Stewart Argentina
ASL	Alex Stewart Laboratories S.A.
ASTM	American Society of Testing and Materials
AT	after tax
B	boron
Bit	before interest and tax
Bls	below land surface
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
Ca	calcium
CaCl2	calcium chloride

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CaCO3	calcium carbonate

CAGR	compound annual growth rate

CaO	calcium oxide

CAPEX	capital expenditure

CaSO4·2H2O	gypsum

CC	curvature coefficient

CEO	Chief Executive Officer

CFR	cost and freight

CHP	combined heat and power unit

CIS	Commonwealth of Independent States

Cl	chloride

CIM	Canadian Institute of Mining, Metallurgy and Petroleum

cm	centimetre(s)

Company, the	Lithium Americas (Argentina) Corp.

Cu	uniformity coefficient

δ	delta, the exponent for the relative permeability curve

DC + IC	direct costs plus indirect costs

DD	diamond drilling

DDH	diamond drill hole

Deg	degrees

DEM	digital elevation model

Dep, Amort & Ra	Depreciation, Amortization and Remediation Allowance

DFS	definitive feasibility study, 2017 Burga et al. report

DL	longitudinal dispersivity

Ebitda	earnings before interest, taxes, depreciation and amortization

EIA	Estudio de Impacto Ambiental (Environmental Impact Assessment)

EIR	Environmental Impacts Report

Elevb	elevation of site b in masl

EMP	Environmental Management Plan

EP	Equator Principles

ET	evapotranspiration

ETp	potential evaporation

EV	electric vehicles

Exar	Minera Exar S.A.

FOB	free on board

FS	Feasibility Study

G&A	General and Administration

g/cm3	grams per cubic centimetre

g/L	grams per liter

GEC	Geophysical Exploration Consulting

GFL	Jiangxi Ganfeng Limited

GIS	geographic information system

h	hour

h/d	hours per day

H2S	hydrogen sulphide

H3BO3	boric acid

ha	hectares

HCO3	bicarbonate

HDPE	high density polyethylene

HEV	hybrid electric vehicles

HMS	Hydrologic Modeling System

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HSU	hydrostratigraphic unit

I	inflow

ICE	internal combustion engine

ICP	inductively coupled plasma

ID	identification

IFC	International Finance Corporation

IIA	Indicador de Impacto Ambiental (Environmental Impact Indicator, an Environmental Impacts Report)

IIT	Instituto de Investigaciones Tecnológicas (Technology Investigations Institute)

ILO	International Labour Organization

INTA	Instituto Nacional de Tecnología Agropecuaria (National Institute of Agricultural Technology)

IRR	internal rate of return

IT	information technology

ITT	Instituto de Investigaciones Tecnológicas (Technology Investigations Institute) of the Universidad de Concepción

IUCN	International Union for Conservation of Nature

K	potassium

K	hydraulic conductivity

K2Mg(SO4)2·4H2O	leonite

K2Mg(SO4)2·6H2O	schoenite

K2SO4	potassium sulphate

K2SO4.CaSO4·H2O	syngenite

K3Na(SO4)2	glaserite

KCl	potash

kg	kilograms

kg/cm2	kilograms per square centimetre

km	kilometres

km2	square kilometres

km/h	kilometres per hour

KR	recession constant, h

kt	kiloton, 1,000 tonnes

kt/yr	1,000 tonnes per year

Kv	vertical hydraulic conductivity

kWh	kilo watt hour

kriging	a Gaussian process regression method of interpolation governed by prior covariances

Kx	Hydraulic Conductivity in the X direction

Ky	Hydraulic Conductivity in the Y direction

Kz	Hydraulic Conductivity in the Z direction

L	litres

L/s	litres per second

L/m or L/min	litres per minute

LAC	Lithium Americas Corp.

LAAC	Lithium Americas (Argentina) Corp.

LC	least concern

LCE	lithium carbonate equivalent

Li	lithium

Li2CO3	lithium carbonate

LiBOB	lithium bis(oxalate)borate

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 29 of 427

LiOH	lithium hydroxide

LiOH-H20	lithium hydroxide monohydrate

Lithium Argentina	Lithium Americas (Argentina) Corp.

LOM	life of mine

LSGC	Lower Salt Generation Cycle metres

M	millions of dollars

m	the second fitting exponent for the capillary head curve

m	metres

m/d	metres per day

m/ka	metres every thousand years

m/s	metres per second

m-1	1/metre

m2	square metres

m2/s	square metres per second

m3	cubic metres

m3/d	cubic metres per day

m3/MWh	cubic metre per mega watt hour

m3/yr	cubic metres per year

Ma	millions of years

masl	metres above sea level

Max	maximum

mbgs	metres below ground surface

mbtc	metres below top of casing

Mg	manganese

mg/L	milligrams per liter

mGal	10-3 gal, also called galileo (10-3 cm/s2)

MgCl2	magnesium chloride

MgCl2·6H2O	bischofite

MgCl2·KCl·6H2O	carnalite

Mg(OH)2	magnesium hydroxide

MgSO4·7H2O	epsomite

MgSO4·KCl·3H2O	kainite

MIBC	methyl isobutyl carbinol

mm	millimeters

MMBTU	million(s) British Thermal Units (BTU)

mm/d	millimeters per day

mm/yr	millimeters per year

mm/yy	month/year

Montgomery	Montgomery & Associates

MP	Mining Permit

MR	mud rotary

Msl	mean sea level

MT	million tons

Mton	million U.S. short ton (s)

MW	mega watt

n	the fitting exponent for the capillary head curve

n/a	not applicable

Na	sodium

Na2Mg(SO4)2·4H2O	astrakanite

NaCl	sodium chloride

Na2CO3	sodium carbonate, soda ash

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 30 of 427

NaOH	sodium hydroxide or caustic soda

NI	Canadian National Instrument

NMR	nuclear magnetic resonance

NPV	net present value

φe	transport properties include effective porosity

OPEX	operating costs

Pe	effective porosity

PEA	Preliminary Economic Assessment

PFS	Preliminary Feasibility Study

PoO	Plan of Operations

ppm	parts per million

Project	the Cauchari-Olaroz Lithium Brine Project, Jujuy Province, Argentina

PVC	polyvinyl chloride

RBF	radial basis function

RBRC	relative brine release capacity

RC	reverse circulation

Ss	specific storage

Sr	residual saturation

SX	solvent extraction

Sy	specific yield

TDS	total dissolved solids

TEM	Time Domain Electromagnetic

tpa	tonnes per annum (tonnes per year)

US$ 000	thousands of US dollars

VES	Vertical Electrical Sounding

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3.0	Reliance on Other Experts

Although copies of the tenure documents, operating licenses, permits, and work contracts were reviewed, an independent verification of land title and tenure was not performed. ACSI has not verified the legality of any underlying agreement(s) that may exist concerning the licenses or other agreement(s) between third parties but has relied on the client’s law firm, Alfaro Abogados, to have conducted the proper legal due diligence for the claims discussed in Section 4.2. This was addressed in a Memorandum dated December 31, 2024.

Details on lithium market were obtained by iLiMarkets, who are global commodity experts, in a report titled iLi Markets Lithium Quarterly Market Review, dated October 2024, as well as the U.S. Geological Survey, Mineral Commodity Summarries from January 2024.

A draft copy of this Report has been reviewed for factual accuracy by LAAC, and ACSI has relied on LAAC’s historical and current knowledge of the Property in this regard.

Any statements and opinions expressed in this document are given in good faith and in the belief that such statements and opinions are not false and misleading at the date of this Report.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 32 of 427

4.0	Property Description and Location

4.1	Property Description

The Cauchari and Olaroz Salars are located in the Department of Susques in the Province of Jujuy in northwestern Argentina. The salars extend in a north-south direction from S 23° 18’ to S 24° 05’, and in an east-west direction from W 66° 34’ to W 66° 51’. The average elevation of both salars is approximately 3,950 m.

Figure 4.1 shows the locations of both salars, approximately 270 km northwest of San Salvador de Jujuy, the provincial capital. The midpoint between the Olaroz and Cauchari Salars is located directly on National Highway 52, 55 km west of the Town of Susques where the Project field offices are located. The nearest port is Antofagasta, Chile, located 530 km west of the Project by road.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 33 of 427

Figure 4.1     Location of the Cauchari-Olaroz Project

BOLIVIA
CHILE
ARGENTINA
PACIFIC OCEAN
ANTOFAGASTA PORT
SOQUIMICH
CHEMETALL
Atacama Salt Lake
Jama Salt Lake
Approximate Property Limits
Olaroz Lake
52
Cauchari Lake
Guayatayoc Lake
Salinas Grandes
SAN SALVADOR DE JUJUY
ADY
Rincon Salt Lake
Incahuasi Salt Lake
Pocitos Salt Lake
Pozuelos Salt Lake
Arizaro Salt Lake
Centenario Salt Lake
SALTA
FMC
Hombre Muerto Salt Lake
Antofalla Salt Lake
CAUCHARI-OLAROZ PROJECT
MINERA EXAR
CAUCHARI - OLAROZ PROJECT
0 25 50 Km
Port
Gas Pipeline ATACAMA
Gas Pipeline NORANDINO
Border
Paved Road
Railroad
Gas Pipeline
Salt Lakes
LAAC Property

Source: Burga et al. (2019)

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4.2	Property Area

Exar has acquired mining and exploration permits applications through acquisition of such permits applications, direct request of permits from the applicable provinicial mining authority and/ or through brines usufruct agreements in the Province of Jujuy, Argentina, covering a total of 60,712 ha in the Department of Susques, of which 28,717 ha can support the entire project, presented on Table 4.1. Some of the claims are still in the process of being granted by the Jujuy Mining Court and in order to present a conservative figure, the smaller figure in the ‘received’ column was used to calculate the property area. Figure 4.2 shows the location of the Exar claims in the Cauchari-Olaroz Project. As shown in the figure, the claims are contiguous and cover most of the Cauchari Salar and the eastern portion of the Olaroz Salar.

The aggregate annual property payment required by the Argentine Mining Code to the Province of Jujuy that Exar needs to attend in order to maintain the tenements claims referenced in Figure 4.2 in good standing is approximately US$268,346 per year.

Under Exar’s usufruct agreement with Borax Argentina S.A. (“Borax Argentina”) signed on May 19th, 2011, Exar acquired Borax Argentina’s usufruct rights on properties in the area in exchange for an annual royalty of US$200,000 payable in May of each year plus annual canon rent property payments to Jujuy Province.

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Figure 4.2     Exar Property Claims at the Cauchari-Olaroz Project

3400000
3420000
3440000
MINERA
EXAR
Minera Exar S.A. Mineral Claims

Source: Burga et al. (2019)

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Table 4.1 Exar Mineral Claims
Claim	File	Owner	Claim Type	Requested	Received	Claim Status	Contract Status
LA YAVEÑA	27-R-00	Minera Exar S.A.	Pedido de Mina	1482/1119	1119	Active	Rights acquired
LUISA	61-I-98	Grupo Minero Los Boros S.A.	Mina	4706	4076/3500	Active	Rights acquired
ARTURO	60-I-98	Grupo Minero Los Boros S.A.	Mina	5100	5049/3500	Active	Rights acquired
ANGELINA	059-I-98	Grupo Minero Los Boros S.A.	Mina		2346	Active	Rights acquired
CAUCHARI ESTE	1149-L-09	Minera Exar S.A.	Pedido de Mina	5860	5856,98//3500	Active	Rights acquired
IRENE	140-N-92	Triboro S.A.	Mina	200	200	Active	Rights acquired
MINERVA	37-V-02	Minera Exar S.A.	Pedido de Mina	250	229	Active	Rights acquired
CHIN CHIN CHULI II	201-C-04	Vicente Costa y otros	Pedido de Mina	941	910	Active	Opted/Usufruct agreement
Hekaton	150-M-92	Electroquimica El Carmen	Mina	200	200	Active	Rights acquired
Victoria I	65-E-02	Electroquimica El Carmen	Mina	300	300	Active	Rights acquired
SAENZ PEÑA (Grupo Minero Boroquímica)	354-C-44	Borax Argentina S.A.	Mina	300	100	Active	Ususfruct Rights acquired
DEMASIA SAENZ PEÑA (Grupo Minero Boroquímica)	354-C-44	Borax Argentina S.A.	Mina	100	59	Active	Ususfruct Rights acquired
LINDA (Grupo Minero Boroquímica)	160-T-44	Borax Argentina S.A.	Mina	100	100	Active	Ususfruct Rights acquired
MARIA TERESA (Grupo Minero Boroquimica)	378-C-44	Borax Argentina S.A.	Mina	100	100	Active	Ususfruct Rights acquired
ARCHIBALD (Grupo Minero Boroquimica)	377-C-44	Borax Argentina S.A.	Mina	100	100	Active	Ususfruct Rights acquired
San Nicolas (Grupo Minero Boroquimica)	191—R-44	Borax Argentina S.A.	Mina	100	100	Active	Ususfruct Rights acquired
Mina Vacante CLOTILDE	121-D-44 // 1642-M-10	Minera Exar S.A.	Pedido de Mina Vacante	100	100	Active/ Under Dispute	Opted
EDUARDO DANIEL	120-M-1944	Minera Exar S.A.	Pedido de Mina Vacante	100	100	Active	Purchased

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Table 4.1 Exar Mineral Claims
Claim	File	Owner	Claim Type	Requested	Received	Claim Status	Contract Status
CAUCHARI NORTE	349-R-2005	Minera Exar S.A.	Pedido de Cateo	998	998	Active	Purchased
DELIA (Grupo Minero Boroquimica)	42-E-1944	Borax Argentina S.A.	Mina	100	100	Active	Ususfruct Rights acquired
GRAZIELLA (Grupo Minero Boroquimica)	438-G-1944	Borax Argentina S.A.	Mina	100	100	Active	Ususfruct Rights acquired
MONTES DE OCA (Grupo Minero Boroquimica)	340-C-1944	Borax Argentina S.A.	Mina	100	99	Active	Ususfruct Rights acquired
JUANCITO (Grupo Minero Boroquimica)	339-C-1944	Borax Argentina S.A.	Mina	100	100	Active	Ususfruct Rights acquired
UNION (Grupo Minero Boroquimica)	336-C-1944	Borax Argentina S.A.	Mina	300	100	Active	Ususfruct Rights acquired
JULIA (Grupo Minero Boroquimica)	347-C-1944	Borax Argentina S.A.	Mina	300	100	Active	Ususfruct Rights acquired
MASCOTA (Grupo Minero Boroquimica)	394-B-1944	Borax Argentina S.A.	Mina	300	300	Active	Ususfruct Rights acquired
UNO (Grupo Minero Boroquimica)	345-C-1944	Borax Argentina S.A.	Mina	100	100	Active	Ususfruct Rights acquired
TRES (Grupo Minero Boroquimica)	343-C-1944	Borax Argentina S.A.	Mina	100	100	Active	Ususfruct Rights acquired
DOS (Grupo Minero Boroquimica)	344-C-1944	Borax Argentina S.A.	Mina	100	100	Active	Ususfruct Rights acquired
CUATRO (Grupo Minero Boroquimica)	352-C-1944	Borax Argentina S.A.	Mina	100	100	Active	Ususfruct Rights acquired
CINCO (Grupo Minero Boroquimica)	351-C-1944	Borax Argentina S.A.	Mina	100	100	Active	Ususfruct Rights acquired
ZOILA (Grupo Minero Boroquimica)	341-C-1944	Borax Argentina S.A.	Mina	100	100	Active	Ususfruct Rights acquired
SARMIENTO (Grupo Minero Boroquimica)	190-R-1944	Borax Argentina S.A.	Mina	100	100	Active	Ususfruct Rights acquired
PORVENIR (Grupo Minero Boroquimica)	116-D-1944	Borax Argentina S.A.	Mina	100	100	Active	Ususfruct Rights acquired
ALICIA (Grupo Minero Boroquimica)	389-B-1944	Borax Argentina S.A.	Mina	100	100	Active	Ususfruct Rights acquired
CLARISA (Grupo Minero Boroquimica)	402-B-1944	Borax Argentina S.A.	Mina	100	100	Active	Ususfruct Rights acquired
DEMASIA CLARISA (Grupo Minero Boroquimica)	402-B-1944	Borax Argentina S.A.	Mina	19	19	Active	Ususfruct Rights acquired
INES (Grupo Minero Boroquimica)	220-S-1944	Borax Argentina S.A.	Mina	100	100	Active	Ususfruct Rights acquired
MARIA CENTRAL (Grupo Minero Boroquimica)	43-E-1944	Borax Argentina S.A.	Mina	100	100	Active	Ususfruct Rights acquired
MARIA ESTHER (Grupo Minero Boroquimica)	259-M-1944	Borax Argentina S.A.	Mina	100	100	Active	Ususfruct Rights acquired

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Table 4.1 Exar Mineral Claims
Claim	File	Owner	Claim Type	Requested	Received	Claim Status	Contract Status
SAHARA (Grupo Minero Boroquimica)	117-D-1944	Borax Argentina S.A.	Mina	300	300	Active	Ususfruct Rights acquired
PAULINA (Grupo Minero Boroquimica)	195-S-1944	Borax Argentina S.A.	Mina	100	100	Active	Ususfruct Rights acquired
SIBERIA (Grupo Minero Boroquimica)	306-B-1944	Borax Argentina S.A.	Mina	24	24	Active	Ususfruct Rights acquired
SAN ANTONIO	72-M-1099	Minera Exar S.A.	Mina	2165	2165 Registro, pero luego libre 2400//900	Active	Rights acquired
TITO	48-P-1998	Minera Exar S.A.	Mina	200	100	Active	Rights acquired
MIGUEL	381-M-2005	Minera Exar S.A.	Pedido de Mina	100	100	Active	Rights acquired
VERANO I	299-M-2004	Luis Austin Cekada and Camilo Alberto Morales	Mina	2448	2448/2094 (Servidumbre de Electroducto)	Active	Rights acquired
CHICO 3	1251-M-09	Minera Exar S.A.	Pedido de Mina	1400	1400	Active	Interés/Derechos Adquiridos
CHICO 4	1252-M-09	Minera Exar S.A.	Pedido de Mina	1100	1100/62	Active	Interés/Derechos Adquiridos
SULFA 6	70-R-1998	Minera Exar S.A.	Mina	2000/1395	1683Peticion de Mensura	Active	Rights acquired
SULFA 7	71-R-1998	Minera Exar S.A.	Mina	2000/1667	1824Peticion de Mensura	Active	Rights acquired
SULFA 8	72-R-1998	Minera Exar S.A.	Mina	2000/1417	1841 Petición de Mensura	Active	Rights acquired
SULFA 9	67-R-1998	Minera Exar S.A.	Mina	1336	1570 Petición de Mensura//1582 Ultimo Informe Reg. Grafico	Active	Rights acquired
BECERRO DE ORO (Grupo Minero Osiris 104-I-90)	264-M-1944	Minera Exar S.A.	Mina	100	100	Active	Rights acquired
OSIRIS (Grupo Minero Osiris 104-I-90)	263-M-1944	Minera Exar S.A.	Mina	100	100	Active	Rights acquired

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Table 4.1 Exar Mineral Claims
Claim	File	Owner	Claim Type	Requested	Received	Claim Status	Contract Status
ALSINA (Grupo Minero Osiris 104- I-90)	48-H-1944	Minera Exar S.A.	Mina	100	100	Active	Rights acquired
JORGE	62-L-1998	Minera Exar S.A.	Mina	2461	2351	Active	Rights acquired
LA INUNDADA (GRUPO LA INUNDADA)	669-G-1956	Minera Exar S.A.	Mina	100	100/137 Grupo Minero	Active	Rights acquired
Inundada Este (Grupo Minero La Inundada)	721-G-1957	Minera Exar S.A.	Mina	100	100	Active	Rights acquired
Jujuy (Grupo Minero La Inundada)	725-G-1957	Minera Exar S.A.	Mina	100	100	Active	Rights acquired
Inundada Sur (Grupo Minero La Inundada)	789-G-1957	Minera Exar S.A.	Mina	100	100	Active	Rights acquired
Susques (Grupo Minero La Inundada)	726-G-1957	Minera Exar S.A.	Mina	100	100	Active	Rights acquired
ALEGRIA 7	1343-M-2009	Minera Exar S.A.	Pedido de Mina	1277	1036	Active/Recourse to be Resolved	Interest
CAUCHARI SUR	1072-L-2008	Minera Exar S.A.	Cateo	1559	1499//612 (Servidumbre de Electoducto)	Active	Interest
CAUCHAR OESTE	1440-M-10	Minera Exar S.A.	Cateo	9751	9479	Active	Interest
JULIO A. ROCA (Grupo Minero Boroquimica)	444-P-44	Borax Argentina S.A.	Mina	100	100	Active	Ususfruct Rights acquired
ELENA (Grupo Minero Boroquimica)	353-C-44	Borax Argentina S.A.	Mina	300	301	Active	Ususfruct Rights acquired
EMMA (Grupo Minero Boroquimica)	350-C-44	Borax Argentina S.A.	Mina	100	100	Active	Ususfruct Rights acquired
URUGUAY (Grupo Minero Boroquimica)	89-N-44	Borax Argentina S.A.	Mina	100	100	Active	Ususfruct Rights acquired
AVELLANEDA (Grupo Minero Boroquimica)	365-V-44	Borax Argentina S.A.	Mina	100	100	Active	Ususfruct Rights acquired
BUENOS AIRES (Grupo Minero Boroquimica)	122-D-44	Borax Argentina S.A.	Mina	100	100	Active	Ususfruct Rights acquired
MORENO (Grupo Minero Boroquimica)	221-S-44	Borax Argentina S.A.	Mina	100	100	Active	Ususfruct Rights acquired

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Table 4.1 Exar Mineral Claims
Claim	File	Owner	Claim Type	Requested	Received	Claim Status	Contract Status
Payo III	1517-M-2010	Minera Exar S.A.	Pedido de Mina	2905	2890/2388 (Servidumbre de Electroducto)	Active	Rights acquired
Payo IV	1518-M-2010	Minera Exar S.A.	Pedido de Mina	3003	2981	Active	Rights acquired
Payo V	1519-M-2010	Minera Exar S.A.	Pedido de mina	896	896	Active	Rights acquired
Payo VI	1520-M-2010	Minera Exar S.A.	Pedido de Mina	2800	2800	Active	Rights acquired
Payo VII	1521-M-2010	Minera Exar S.A.	Pedido de Mina	2999	2999	Active	Rights acquired
Payo VIII	1522-M-2010	Minera Exar S.A.	Pedido de Mina	1343	1337	Active	Rights acquired
Nelida	56-C-1995	Electroquimica El Carmen	Pedido de Mina Vacante	100	100	Active	Rights acquired
Eduardo	183-D-1990	Electroquimica El Carmen	Mina	100	100	Active	Rights acquired
Maria Angela	177-Z-1903	Ceballos Oscar	Pedido de Mina	100	100	Active	Rights acquired

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4.3	SQM Joint Venture

On March 28, 2016, SQM made a US$25M capital contribution in the Company for a 50% interest in Exar, and the parties executed a Shareholders Agreement that established the terms by which the parties plan to develop the Cauchari-Olaroz Project. Following receipt of the contribution, Exar repaid loans and advances from Lithium Argentina in the amount of US$15M. The remaining US$10M was for project development costs in the Joint Venture.

4.4	Ganfeng Joint Venture

On October 31, 2018, the Company announced the closing of a transaction with Ganfeng Lithium and SQM. Under the transaction Ganfeng Lithium agreed to purchase SQM’s interest in the Cauchari-Olaroz Project. LAAC increased its interest in the Project from 50% to 62.5% with Ganfeng holding the remaining 37.5% interest. Ganfeng Lithium also provided the Company with a US$100 million unsecured, limited recourse subordinated loan facility to fund its 62.5% share of the project expenditures.

On August 19, 2019, the Company anounced that it had closed the previously announced Project Investment in which a subsidiary of GFL subscribed for newly issued shares of Exar, the holding company for the Caucharí-Olaroz lithium brine project. The parties executed an updated Shareholders Agreement that established the terms by which the parties plan to develop the Cauchari Project.

In consideration for the newly issued shares, Exar received US$160 million in cash to continue to fund the Project’s construction activities. Upon closing, Ganfeng Lithium increased its interest in Caucharí-Olaroz from 37.5% to 50%, with Lithium Argentina holding the remaining 50% interest.

On August 27, 2020, LAAC and Ganfeng closed a transaction whereby Ganfeng increased its participating interest in Exar to 51% by completion of US$16 million capital contribution in Exar. At such transaction closing, GFL owned a 51% equity interest in Exar and LAAC a 49%. The parties made certain consequential amendments to the shareholders agreement governing their relationship to refer to the new equity ownership structure in Exar.

4.4.1	Los Boros Option Agreement

On September 11, 2018, the Joint Venture exercised a purchase option agreement (“Option Agreement”) with Grupo Minero Los Boros (“Los Boros”), entered into on March 28, 2016, for the transfer of title to the Joint Venture for certain mining properties that comprised a portion of the Cauchari-Olaroz Project.

Under the terms of the Option Agreement, the Joint Venture paid US$100,000 upon signing and exercised the purchase option for the total consideration of US$12,000,000 to be paid in sixty quarterly instalments of US$200,000. The first installment becomes due upon occurrence of one of the following two conditions, whichever comes first: the third anniversary of the purchase option exercise date or the beginning of commercial exploitation with a minimum production of 20,000 tons of lithium carbonate equivalent. As security for the transfer of title to the mining properties, Los Boros granted to the Joint Venture a mortgage over those mining properties for US$12,000,000. In accordance with the Option Agreement, on November 27, 2018, Exar paid Los Boros a US$300,000 royalty which was due within 10 days of the commercial plant construction start date.

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According to the Option Agreement, a 3% net profit interest royalty will have to be paid to Los Boros by the Joint Venture for 40 years, payable in Argentinian pesos, annually within the 10 business days after calendar year end.

The Joint Venture can cancel the first 20 years of net profit interest royalties in exchange for a one-time payment of US$7,000,000 and the next 20 years for an additional payment of US$7,000,000.

4.4.2	Borax Argentina S.A. Agreement

Under Exar’s usufruct agreement with Borax Argentina S.A. (“Borax Argentina”), on May 19th, 2011, Exar acquired its usufruct rights to Borax Argentina’s properties in the area. On execution, the agreement requires Exar to pay Borax Argentina an annual royalty of US$200,000 in May of each year.

4.4.3	JEMSE Arrangement

On August 26, 2020, GFL, LAAC and Exar entered into a Share Acquisition Option Execution Agreement with Jujuy Energía y Minería S.E. (“JEMSE”) a Province of Jujuy state company, setting the guidelines of JEMSE acquisition of an 8,5% participating interest in Exar, proportionally diluting GFL and LAAC participating interest accordingly. JEMSE incorporation was completed in 2020. JEMSE acquired the Exar shares for a consideration of US$1 plus an amount equal to 8.5% of the capital contributions in Exar. JEMSE paid for this amount to the shareholders through the assignment of one-third of the dividends to be received by JEMSE from Exar after taxes. In accordance with the agreement, for future equity contributions GFL and LAAC are obliged to loan to JEMSE 8.5% of the contributions necessary for JEMSE to avoid dilution, which loans also would be repayable from the same one-third dividends assignment, after taxes.

The above-mentioned agreements with private mineral rights owners are independent of, and do not impinge upon the Provincial Government royalty of up to 2% of the value of the mineral at well head. A summary of royalties and payments is presented in Table 4.2.

Table 4.2 Annual Royalties and Payments
Royalties	Value
Borax Argentina S.A.	US$200,000
Los Boros	3% Net Profit or US$7M payment every 20 years
Provincial Government of Jujuy	2% Value of Mineral at Well Head

Neighboring Communities Program Payments	US$
2017-2019 Total Payment	239,417
2020 – Onwards Annual Payments (estimated)	552,000

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4.4.4	Creation of LAAC

On October 3, 2023, LAC separated into two independent public companies, Lithium Americas (Argentina) Corp. (“LAAC”) and a new Lithium Americas Corp. LAAC retained the Cauchari-Olaroz Project as well as the Pastos Grandes and Sal de la Puna projects in Argentina.

4.5	Type of Mineral Tenure

There are two types of mineral tenure in Argentina: Mining Permits and Exploration Permits (“cateos”). Mining Permits are licenses that allow the property holder to exploit the property, provided environmental approval is obtained. Exploration Permits are licenses that allow the property holder to explore the property for a period of time that is proportional to the size of the property (approximately 3 years per 10,000 ha). Exploration activity under Exploration Permits also require Environmental Permits. An Exploration Permit can be transformed into a Mining Permit any time before the expiry date of the Exploration Permit by filing a mineral discovery claim. Mining or Exploration can start only after obtaining the environmental impact assessment permit for the activity such permit is required.

Exar acquired its interests in the Cauchari and Olaroz Salars through either direct staking or exploration/usufruct of brines contracts with third party property owners (mainly Borax Argentina S.A.).

4.6	Property Boundaries

The Exar claims follow the north-northeast trend of the Cauchari and Olaroz Salars. Figure 4.2 shows that the boundaries of the claims are irregular in shape (a reflection of the mineral claim law of the Province of Jujuy). All coordinates are recorded in the Gauss Krueger system with the WGS 84 datum. The coordinates of the boundaries of each claim are recorded in a file in the claims department of the Jujuy Provincial Ministry of Mines and are also physically staked on the ground with metallic pegs in concrete pillars. The entire area of exploitation has been surveyed and physically staked.

4.7	Environmental Liabilities

Exar has developed a plan that promotes social and economic development within a sustainable framework. Exar began work on the Communities Relations Program with the Susques Department in 2009. This plan was created to integrate local communities into the Project by implementing programs aimed at generating positive impacts on these communities.

The Communities Relations Program has been divided into several sub-programs: one dealing with external and internal communications to provide information and transparency; a second is a consultation program that allows Exar to acknowledge community perceptions of their mining activities; a third program deals with service and supply contracts to be signed with the communities. The intended outcome of the program is to deliver on social, cultural, and environmental initiatives.

Exar has signed formal contracts with neighbouring communities that own the surface rights where the Project is developed. According to these contracts, the communities agree to grant Exar traffic and other rights in exchange for cash payments to be used based on decisions made at community assemblies.

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The potential impacts to local fauna due to mine development must be managed to ensure they are minimal. Vicuñas are common in the region. The vicuña was traditionally exploited by local inhabitants for its wool. Past unrestricted hunting resulted in near extinction of the vicuña, which is now protected under a 1972 international agreement signed between Argentina, Chile, Bolivia, Peru, and Ecuador. It has been observed that vicuñas are present on the Archibarca Fan, part of which would be partially affected by Project development. The impact to vicuñas can be minimized by implementing the actions provided in the Project management plan in the IIA (“Estudio de Impacto Ambiental”).

With regard to potential development effects on other species in the area, such as ocultos, small lizards, and birds, a primary concern is the danger associated with accidental confinement in the large processing ponds. This potential should be minimized by methods such as: devices to ward animals away from the ponds, rescuing animals that may become entrapped, and relocation of animals to appropriate areas nearby.

Exar has prepared an inventory of known archaeological sites in the Department of Susques. An archeological survey of the Property identifies all findings that need to be managed in order to minimize any impact from the Project. This information is also filed with the authorities. Additional information is provided in Section 20.1.

The IIA expressly considers the closing mechanism and the post-closure monitoring of the proposed mine. The federal environmental legislation in Argentina and the provincial environmental legislation in Jujuy do not require any closure bonding or guarantees.

4.8	Permits

The Provincial Government of Jujuy (Direccion Provincial de Mineria y Recursos Energéticos) approved the Exar Environmental Impacts Report (the “IIA”) for the Cauchari-Olaroz Project exploration work, by Resolution No. 25/09 on August 26, 2009. Updates are required every two years to accurately reflect the ongoing exploration program. For the Cauchari-Olaroz Project these included a 2009 update for IIA reports (“Actualización de Impacto Ambiental”) incorporating topographic and geophysical studies, opening supply wells and new exploration wells. In addition, there was an IIA for the installation of a brine enrichment pilot plant, and in 2011 the renewal of the IIA was presented for the exploration stage, specifying all activities undertaken, and planned exploration activities for the 2012-2013 period. An addendum to the IIA for Exploration was submitted in May 2014 for the installation, implementation and subsequent operation of a Posco lithium phosphate plant which was approved in July 2014 (Resolution No. 011/2014). And in June 2015 and June 2016 two separate IIA exploration permit addenda were submitted for on-going exploration work (Table 4.3). These remained in the approval process and, in agreement with the authority, were replaced in the approval process by the update of the IIA for exploration submitted in February 2017, and was approved for exploration works, by Resolution No. 008/17 on September 19, 2017. The IIA was updated again in Jun 2020 and December 2021 through Resolution No. 017/2021 to reflect ongoing exploration activities. The most recent update, submitted in March 2024, is still pending. Details are presented in Table 4.3.

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Table 4.3 Exploration Permits for Cauchari-Olaroz Project Exploration Work
Report Submitted	Date Presented	Approvals	Observations
Environmental Impacts Report for Exploration (IIA Exploration)	2009	Resolution No. 25/09, August 26, 2009	Original exploration permit for Project
Environmental Impacts Report for Exploration (AIIA Exploration 2009)	2009		Included topographic and geophysical studies, opening supply wells and new exploration wells
Environmental Impacts Report for Exploration (AIIA Exploration 2011)	September 2011	Resolution No. 29/2012, November 08, 2012	All activities undertaken to date, and planned exploration activities for the 2012-2013 period
Addendum to Environmental Impacts Report for Exploration, Posco Pilot Plant	May 2014	Resolution No. 011/2014, July 15, 2014	Installation, implementation and subsequent operation of the POSCO lithium phosphate plant
Environmental Impacts Report for Exploration (AIIA Exploration 2015)	June 2015	Update cancelled and filed: DMyRE Note No. 101/2019	Operation of the pilot-scale POSCO plant and the continuation of exploration including perforation of brine well field for the trial to test the hydraulic properties of the different aquifers. A drilling plan for the drilling of 49 wells was also presented as well as the update of the 4 wells drilled up to the time of the presentation of the report.
Environmental Impacts Report for Exploration	June 2016	Update cancelled and filed: DMyRE Note No. 101/2019	Presentation of the proposed work to be carried out over the following months: Phase 1: measurement of hydrogeological variables; Phase 2: pond construction and impermeability tests; Phase 3: drilling of deep wells; Phase 4: pilot plant tests and trials.
Update to Environmental Impacts Report for Exploration	February 2017	Resolution No.008/2017, September 19, 2017

It was agreed with the Authority that the Environmental Impacts Report for exploration (June 2016) would not be evaluated by the Authority and that this latest Environmental Impacts Report (Exploration, February 2017) would replace it.

Update of the proposed works to be carried out during next years. This consisted of seismic reflection, SEV, trenches, measurement of hydrogeological variables; pond construction, impermeability tests; drilling of deep wells; pilot plant tests, construction of embankments, auxiliary roads and drilling platforms, drilling of wells, construction of facilities and camp. It also described the exploration works that were to be developed, consisting of geochemical sampling and exploration wells.

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Table 4.3 Exploration Permits for Cauchari-Olaroz Project Exploration Work
Report Submitted	Date Presented	Approvals	Observations
Update to Environmental Impacts Report for Exploration 2019 -2021	June 2020	Resolution No. 017/2021, December 17, 2021	This up-dated biannual IIA for exploration has been submitted to the authority for approval to accurately reflect the ongoing exploration program and details the activities the Exar carried out during the 2019-2021 period.
Update to Environmental Impacts Report for Exploration 2021 - 2023	December 2021	Resolution No. 017/2021, December 17, 2021. (the previous resolution was maintained)	The authorities established that the same approving resolution be maintained in the current bi-annual renewal because the activities in this report correspond to the same ones from the previous renewal.
Update to Environmental Impacts Report for Exploration 2023 - 2025	March 2024	Pending	Presentation of the new activities to be carried out in the period which include the drilling of new brine wells and vertical electrical surveys focused on the southern area of the salt flat.

An Environmental Impacts Report (“IIA”) for the exploitation phase was presented in December 2011 and approved by Resolution No. 29/2012 on 08 November 2012 based on an initial annual production of 20,000 tonnes of lithium carbonate with a second expansion phase to 40,000 tonnes/year.

A report for the update of the permit was submitted in March 2015 (AIIA Exploitation March 2015) based on the same Project description as in the initial 2011 filing. A further update was submitted in February 2017 based on updated Project parameters (AIIA Exploitation February 2017) and it was agreed with the Authority that this would replace the AIIA Exploitation March 2015 submission and was approved by Resolution No. 010/2017 on 05 October 2017.

The permit for exploitation issued in 2012 for the Project (IIA Exploitation December 2011) was still valid during this approval process, as ratified by a letter issued by the Gobierno de Jujuy (NOTA SMeH No 043/20179, issued 16 March 2017), which stated that “construction may commence on the necessary infrastructure approved in this permit, without prejudice to future adaptations and updates that the mining operator performs with respect to the mining project, which are subject to the analysis of this authority.”

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A further biannual update to the Environmental Impacts Report for Exploitation (AIIA Exploitation 2019) for the Cauchari-Olaroz Project has been submitted for evaluation by the Authority. This new document includes the new environmental studies carried out and information collected during the last two years as well as taking account of the current Project layout.

Exploitation permits and reports submitted are summarized in Table 4.4.

The IIA expressly considers the closing mechanism and the post-closure monitoring of the proposed mine. The federal environmental legislation in Argentina and the provincial environmental legislation in Jujuy do not require any closure bonding or guarantees and as a result, there are no bond, closure or remediation requirements, however, the cash flow model includes estimated closure and remediation cost of US$32.5 million in the end of the mine life for Exar’s environmental and closure obligations in order to comply with the considerations in the IIA.

Exar has paid the water fee through 2018. The water concession permit (160 L/s) was approved.

Table 4.4 Exploitation Permits for Cauchari-Olaroz Project
Report Submitted	Date Presented	Approvals	Observations
Environmental Impacts Report for Exploitation (IIA Exploitation December 2011)	December 2011	Resolution No. 29/2012, November 08, 2012	Production of 20,000 tonnes/year of lithium carbonate with a second expansion phase to 40,000 tonnes/year
Biannual Environmental Impacts Report for Exploitation (AIIA Exploitation March 2015)	March 2015	Update cancelled and filed: DMyRE Note No. 101/2019	Biannual update of the Environmental Impacts Report (AIIA) approved in 2012, based on exactly the same project approved in 2012
Biannual Environmental Impacts Report (Exploitation) (AIIA Exploitation February 2017)	February 2017	Resolution No. 010/2017, October 05, 2017

It was agreed with the Authority that the Environmental Impacts Report for exploitation (AIIA March 2015) would not be evaluated by the Authority and that this document (AIIA Exploitation, February 2017) would replace it

Production of 25,000 tonnes/year of lithium carbonate with a second expansion phase to 50,000 tonnes/year

Biannual Environmental Impacts Report (Exploitation) (AIIA Exploitation 2019)	September 2019	Resolution No. 080/2020, December 18,2020.	The AIIA 2019, exploitation stage, was completed in June 2019.

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Table 4.4 Exploitation Permits for Cauchari-Olaroz Project
Report Submitted	Date Presented	Approvals	Observations
Biannual Environmental Impacts Report (Exploitation) (AIIA Exploitation 2021)	March, 2022	Pending	The AIIA 2021, was presented with additionals, which included modifications for an expansion in production. Finally, at the UGAMP meeting, these modifications were dismissed by the company, leaving the activities in the same way as the previous AIIA. It is estimated that we will obtain the approving resolution soon.
Biannual Environmental Impacts Report (Exploitation) (AIIA Exploitation 2023)	December, 2023	Pending	Th AIIA 2023, was presented to respect the bi-annuity although the authority is not issued with the previous report. Some changes were added that are intended to be made with respect to ponds and harvest salts

4.9	Neigboring Communities

The surface rights of the area subject to exploitation are owned by the local neighboring communities of Pastos Chicos (10-23-2011), Olaroz Chico (12-20-2011), Huancar (12-20-2011), Puesto Sey (12-14-2011), and a part of El Toro (as an easement for the water and gas pipelines), some locations are shown in Figure 5.1. Ownership of the ground that is not currently proposed for exploitation also includes Portico de los Andes and Catua (2-23-2012).

Exar has completed contracts with each local community to have the right to develop the mine and use local water resources and transit. The arrangements vary between communities, but they all include the following (see Section 20.5.4.1 Community Relations Program):

•	Aggregate payments of approximately US$239,417 per year between 2017-2019;

•	Aggregate payments of approximately US$552,000 per year in 2020 and after;

•	Joint environmental monitoring programs;

•	Priority rights for any job for which a person from the community is qualified;

•	Training on site to qualify for employment;

•	A school of business training in each community to assist in setting up businesses for the provision of services during construction; and

•	Individual infrastructure programs in each community.

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5.0	Accessibility, Climate, Local Resources, Infrastructure, and Physiography

5.1	Topography

The Cauchari and Olaroz Salars are bounded on the east and west by mountains that range in elevation from 4,600 m to 4,900 m (Figure 5.1). The Cauchari Salar forms an elongated northeast-southwest trending depression extending 55 km in a north-south direction and approximately 6 km to 10 km in an east-west direction. The Olaroz Salar extends 40 km north-south and 10 km to 15 km east-west. The elevation of the floor of the salars ranges from 3,910 m to 3,950 m. There is negligible vegetation on the surface of the salars.

5.2	Access

The main access to the Olaroz and Cauchari Salars from San Salvador de Jujuy is via paved National Highways 9 and 52, as shown in Figure 4.1. The midpoint between the two salars is located along National Highway 52 (Marker KM 192). Paso Jama, a national border crossing between Chile and Argentina (also on National Highway 52) is 100 km west of the Project. These highways carry significant truck traffic, transporting borate products to market from various salars in northern Argentina. Access to the interior of the Olaroz and Cauchari Salars is possible through a gravel road, Highway 70, which skirts the west side of the salars.

5.3	Population

The Town of Susques, (population of 3,980 according to a 2022 census), 45 km east of the Olaroz Salar, is the nearest population centre (Figure 5.1). Further east lies the provincial capital of San Salvador de Jujuy (population of 276,222 according to a 2022 census) and the settlement of Catua (population of 427 according to a 2010 census) to the southwest. LAAC utilizes local employees for approximately 74% of the Project workforce (from Salta and Jujuy), of which 24% are from the local communities. The company transports them to and from the site by bus.

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Figure 5.1     Regional Topography and Population Centres Near the Cauchari-Olaroz Project

CHILE
Lithium Americas Corp Properties
CHILE
ARGENTINA
CORANZULI
EL TORO
TURU TARI
JAMA SALAR
OLAROZ CHICO
OLAROZ SALAR
SUSQUES
CAUCHARI SALAR
SALINAS GRANDES SALAR
PASTOS CHICOS
CATUA
SEY
RINCON SALAR
EST. OLACAPATO
OLACAPATO CHICO
SAN ANTONIO DE LOS COBRES
POCITOS SALAR
Communities
Limits
Rivers
Roads
Salars
Contour
5001 - 6100
4501 - 5000
4001 - 4500
3400 - 4000
MINERA EXAR
3360000
3380000
3400000
3420000
3440000
3460000
3480000
7480000
7460000
7440000
7420000
7400000
7380000
7360000
7340000
7320000
N

Source: Burga et al. (2019)

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5.4	Climate

The climate in the region of the Cauchari-Olaroz Salares is severe as a result of its geographical position bordering elevations of 4,000 masl, and due to the effect of two semi-permanent high-pressure systems. The Pacific anticyclone, which operates mainly in winter, provides very dry air to the region, and the Atlantic anticyclone, which brings warm and moist air to the region, mainly in the summer.

The climate favors the recovery of some minerals such as lithium through processes that depend on the evaporation caused by the severe conditions and a large amount of solar radiation available all year in the region.

In the Project area, Exar installed two weather stations in 2010 and 2018.

The first was Vaisala, model MAWS301 and the second DAVIS model Vantage Pro (www.davisinstruments.com/solution/vantage-pro2/).

The Vaisala weather station collected reliable data from May 18, 2010, to December 2015, The Davis Weather Station began recording data on September 25, 2018, until the effective date of this report. Data from this station have not yet met one year of records, so they are not presented in this report.

5.4.1	Vaisala Station

Parameters recorded by Vaisala station are in Table 5.1.

The parameters of temperature, dew point, Net radiation and Evaporation are estimated are by Vaisala but are not direct measurements.

Table 5.1 Measured Parameters - Vaisala Weather Station
Parameter	Units
Air Temperature (Tamb)	°C
Relatively Humidity (RH):	%
Temperature dew point (DP):	°C
Atmopheric pressure (Patm)	hpa
Wind Speed (VV)	m/s
Maximum Wind Speed (VMV)	m/s
Minimum Wind Speed (VmV)	m/s
Wind Direction (DV)
Maximum Wind Direction (DMV)
Minimum Wind Direction (DmV)
Solar Radiation (SR)	W/m2
Net Radiation (NR)	W/m2
Precipitation (PR)	mm
Evaporation (Evap)	mm

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5.4.2	Regional Meteorological Stations

Several regional meteorological stations are located in surrounding communities and provide historical temperature and precipitation records that are used to validate site-collected data and assess the potential long-term variability of climate at the site. The period of record and location of the most representative of these weather conditions are shown in Table 5.2. A map illustrating the location of the stations closest to the Project site (Susques, Olacapato and San Antonio de los Cobres) is presented in Figure 7.10, the black dot with a number beside it represents the meteorological station.

Table 5.2 Climate Records in Northwest Argentina
Station	Latitude	Longitude	Elevation	Period
Coranzuli	23.03 S	66.40 W	4,100 m	1972/96
Castro Tolay	23.35 S	66.08 W	3,430 m	1972/90
Susques	23.43 S	66.50 W	3,675 m	1972/96
Mina Pan de Azucar	23.62 S	66.03 W	3.690 m	1982/90
Olacapato	24.12 S	66.72 W	3,820 m	1950/90
San Antonio de Los Cobres	24.22 S	66.32 W	3,775 m	1949/90
Salar de Pocitos	24.38 S	67.00 W	3,600 m	1950/90

5.4.2.1	Solar Radiation

Statistical data analysis indicates that monthly hourly values through all of the years of measurements are decreasing in amplitude (day duration) and maximum value, from summer to winter. Then the values increase, from winter to summer (Figure 5.2).

Data dispersion is greater in the summer months. This is due to the effect of cloud cover, which appears to be greater in summer and spring (November to February).

Solar Radiation, being seasonal, has an average daily value in November, of 8.31 kWh/m2 (daily) and minimum in June of 4.30 kWh/m2 (daily).

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Figure 5.2     Solar Radiation, 2011-2015

Source: Salazar (2019)

5.5	Temperature

As the Olaroz-Cauchari Salars are located in a plateau at approximately 4,000 masl, the temperature varies considerably between day and night, over 20°C on many days.

Temperature in the Puna Region is also affected by the seasons, with winter minimum temperatures dropping to between -25°C and -30°C, while summer maximum temperatures reach between 15°C and 25°C.

Meteorological stations are located in many surrounding communities (Figure 7.10) providing additional historical records for assessing the potential variability of climate at the site. The period of record and location of the most representative of these weather conditions are shown in Table 5.3.

The mean temperatures recorded by the stations in Table 5.3, are shown in Figure 5.3. The 2012 values are taken from King, Kelley, Abbey (2012) and the 2011-2015 Vaisala Station values are taken from Salazar (2019).

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Table 5.3 Temperature Data
Temperature (oC)	2012 Feasibility Study	Vaisala Station (2011-2015)
Average	6.3	6.4
Absolute Minimum	-14.6	-18
Absolute Maximum	25.9	25.9

Figure 5.3     Mean Monthly Temperature Recorded by Regional Meteorological Stations

Source: King, Kelley, Abbey, (2012).

Figure 5.4.shows the temperature from Vaisala Station in the Project area averaging every month of the five-year period.

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Figure 5.4     Daily Temperature, Vaisala Station, Cauchari, 2011-2015

Source: Salazar (2019)

The observed temperature fluctuations in Cauchari by the Vaisala weather station show similar trends to the regional meterological stations. The average of these oscillations during the period recorded shows Extreme temperatures during this period had an absolute maximum of 25.9°C (January 11, 2011) and an absolute minimum of -16.3°C (July 29, 2014).

The records for Vaisala Station 2011-2015 show that:

•	The lowest temperature of the day is at sunrise; and
•	The highest temperature of the day occurs after solar noon.

5.6	Precipitation

The desert climate of Cauchari and Olaroz is also known as the Puna climate (Hoffmann, 1971). The Puna region is exposed to substantial warming due to the enormous amount of radiation received and the limited availability of moisture to use this energy in the atmosphere. These extreme conditions make the location very attractive for the use of processes that depend on evaporation at the region of the Project; rainfall is usually less than 50 mm during the year (Cabrera, 1976).

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Rainfall originates during the summer season, between December and March when the South American Continental Low approaches the region of the salt flats, bringing hot and humid air from the jungles of the Amazon, causing very active convective cloud development with abundant storm-type rainfall.

The rainfall in the region according to the stations are shown in Figure 5.5.

Figure 5.5     Average Monthly Rainfall Recorded by Regional Meteorological Stations Near the Cauchari- Olaroz Salars

Source: King, Kelley, Abbey, (2012).

Precipitation occurs in the summer months (December, January and February), being almost nil for the rest of the year (Figure 5.6).

January averages 59 mm/month of precipitation, and February averages 66 mm/month of precipitation (year-on-year). The lowest precipitation values occur in April, May and November with 1 mm/month.

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Figure 5.6     Rainfall Data Collected at the Cauchari Salar, 2011-2015

Source: Salazar (2019)

5.7	Humidity

Puna desert climate is extremely dry for most of the year. However, in summer, due to the incursion of the South American Continental Low, the air is changed by acquiring high moisture content that sometimes causes heavy precipitation as described above. The average daily records show these changes in moisture during the year 2011-2015, Figure 5.7.

For relative humidity, considering the monthly average, the maximum values are in summer, 69% in February. In November, during the spring, the relative humidity drops to 5%.

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Figure 5.7     Daily Humidity Collected at Cauchari Salar, 2011-2015

Source: Salazar (2019)

5.8	Winds

The Puna desert is usually visited by a low-level jet stream current, which arises as a secondary branch of the subtropical jet stream that is generated as a result of the horizontal surface and intertropical convergence of trade winds on the cell (Hadley, Holton, 2004), which pushes the air molecules to higher levels of the atmosphere. The air transported to the upper atmosphere, due to the high potential energy gained by the elevation, acquires great speed during the descents, and converts the potential energy into kinetic energy. This allows the molecules to reach high speeds within the jet streams.

The intensities of these low flows reach speeds of 35.9 m/s (129 km/h) and are often observed in the salt flats of Olaroz and Cauchari.

The daily monthly average of wind velocity values is higher during winter and spring (July to November), reaching the highest values in September. There is no manifest seasonality.

Wind direction values indicate that during ten months of the year, the predominant wind direction is west-northwest. Only in January and February does the predominant wind direction change to east-southeast.

The Rose plot in Figure 5.8 shows the prevailing wind directions for the years 2011-2015.

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Figure 5.8     Prevailing Wind Directions, Vaisala Station, Cauchari, 2011-2015

Source: Salazar (2019)

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5.9	Evaporation

Records of water evaporation are more complex to perform in the Puna desert because the water tanks of evaporimeters freeze most of the year during the night. Therefore, most readings, including those from remote sensors, have a large associated error (WMO, 1971) which is another added difficulty. Because of these difficulties, the Vaisala station installed on the Cauchari Salar uses an indirect method to calculate evaporation, which in practice is very effective because of the adjustments to the curve that assesses the evaporation rate works well.

However, extreme climate conditions favour evaporation because the air in the Puna is extremely dry, so the large input of solar radiation is the most relevant factor in the evaporation process. Additionally, wind frequently intensifies the kinetic energy that is delivered through the transfer of momentum between molecules facilitating the process of evaporation.

It should be noted that the information presented in this section is collected from the Vaisala station. The Evaporation Rate used for the Project is based on a 12-month evaporation test conducted by Exar are elaborated upon in Section 13.2.2.

5.9.1	Evaporation Measurements

To avoid errors that could affect indirect estimates of the Vaisala weather station, two cylindrical tanks were installed, the type of Class A or PAN evaporimeters (WMO No. 168, 1994), for direct measurements of evaporation of water and brine. The persons responsible for carrying out evaporation observations were trained to make daily observations, which also allowed for the control of the evaporation measurements from the Vaisala meteorological station.

The correlations obtained were used to establish some climatic extrapolations, using tight correlations between the Vaisala automatic weather station and PAN evaporimeters at the Pilot Plant.

Annual seasonality can be seen in the average of the monthly values.

Based on the information in Figure 5.9, evaporation rates from the Vaisala station show:

•	Annual, monthly average: 4.95 mm/day;

•	The monthly minimum value (June): 3.32 mm/day; and

•	The maximum monthly daily value (November): 6.75 mm/day.

5.9.2	Calculated Evaporation Using Site-Collected Parameters

Monitoring of evaporation from pans is complex to perform in the Puna desert because the water in the pans is subject to freezing during the night, which can introduce error (WMO, 1971). Therefore, to validate the evaporation pan data, evaporation was calculated using surrogate meteorological parameters collected at the Vaisala station installed on the Cauchari Salar. The dominating processes controlling evaporation (and considered in the equation) are solar radiation, humidity, wind speed and temperature.

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The daily calculated record of evaporation for 2011 to 2015 are shown in Figure 5.9.

Figure 5.9     Daily Calculated Evaporation from Vaisala Weather Station at the Cauchari Salar, 2011-2015

Source: Salazar (2019)

Evaporation for water is summarized below and in Figure 5.10:

•	Annual, monthly average: 8.00 mm/day;

•	The monthly minimum value (July): 5.34 mm/day; and

•	Maximum monthly value (November): 11.03 mm/day.

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Figure 5.10     Minimum and Maximum Daily Water Evaporation at the Cauchari Salar, 2011-2015

Source: Salazar (2019)

Evaporation for brine is summarized below and in Figure 5.11:

•	Average annual monthly: 6.05 mm/day;

•	The monthly minimum value (July): 4.25 mm/day; and

•	Maximum monthly value (November): 8.20 mm/day.

The annual mean evaporation values are:

•	Vaisala: 1,806 mm per year (Min: 1,605 mm per year; Max: 2,017 mm per year);

•	Water (PAN Evaporators): 2,910 mm per year (Min: 2,520 mm per year; Max: 3,324 mm per year); and

•	Brine (PAN Evaporators): 2,208 mm per year (Min: 1,682 mm per year; Max: 2,759 mm per year).

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Figure 5.11     Minimum and Maximum Daily Brine Evaporation at the Cauchari Salar, 2011-2015

Source: Salazar (2019)

5.10	Existing Infrastructure

National Highway 52, a paved, well-maintained highway, passes through the Property. A high-pressure natural gas pipeline is located 52 km south of the Project.

Electricity is provided by a new 33 kV transmission line that interconnects with an existing 345 kV transmission line located approximately 60 km south of the Project. The interconnection consists of a sub-station with a voltage transformer (345/33 kV) and associated switchgear.

A 53 km long water pipeline parallel to the gas pipeline was constructed to transport water to the lithium plant. The freshwater requirements are provided by local wells within the watershed. The infrastructure for camp water handling includes wells, low-voltage transmission lines to power the wells, pipelines, storage tanks and reverse osmosis plants.

Facilities at the site also include a permanent camp (“Operations Camp”), and the Construction Camp. The Operations Camp is a complete housing and administrative complex to support all activities of the operation with a capacity of 634 people. The Operations Camp includes office buildings, a habitational area, dining facilities, medical room, and recreation areas, consisting of a gym, an indoor sports center, a recreation room and an outdoor soccer field. The modular offices for operation and project management activities to support the activities of hydrogeology, drilling, site management, health and safety, the pilot plant, maintenance, human resources and community relations, amongst others.

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In the Construction Camp there are 8 housing modules with a total capacity of 392 people, of which only 3 modules are currently in use. In addition, this camp includes the pilot plant facilities, water treatment plants and contractor workshops.

Additional buildings in Operations Camp include:

•	Lithium carbonate plant;

•	Spare parts and consumables warehouse building;

•	Soda ash storage building;

•	Final product – lithium carbonate – storage building;

•	Chemical laboratory;

•	Maintenance Shop; and

•	Water treatment plants.

All buildings are equipped with appropriate lighting, heating, ventilation, and security provisions.

Additionally, a storage building (720 m2 covered area), contractors’ facilities, a pilot plant, and laboratory. The aforementioned facilities have water supply, a site generated power supply, and an effluents treatment plant.

Production wells are operative, and the access is through roads and platforms to move around the different areas of the Property and Project as well as internal roads and platforms.

The Project considers the design of a single Control and Data Building, dedicated to the control and monitoring of Plant and Peripherals, located near the electrical substation.

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6.0	History

Historically, Rio Tinto has mined borates on the western side of the Cauchari salar, at Yacimiento de Borato El Porvenir. Grupo Minero Los Boros S.A. mines a few thousand tonnes per year of ulexite on the east side of the Olaroz Salar. No other mining activity (including lithium production) has been recorded at the properties comprising the Cauchari-Olaroz Project. Exar acquired Mining and Exploration Permits across the Cauchari and Olaroz Salars during 2009 and 2010. The Company completed a resource exploration program in 2009 and 2010 targeting both lithium and potassium.

In 2010, the Company filed a Measured, Indicated, and Inferred Mineral Resource report for both lithium and potassium (King, 2010b). An amended Inferred Mineral Resource report was filed later that year (King, 2010a). In 2012, the Company filed a NI 43-101 complaint feasibility study that presented a Mineral Resource and Mineral Reserve Estimate, proposed processing technology, environmental and permitting assessment, costing and economic analysis. In 2017, LAAC filed a NI 43-101 compliant Feasibility Study, with an updated Mineral Reserve Estimate. In April of 2019, LAAC filed a NI 43-101 compliant Updated Mineral Resource Estimate with an updated Mineral Resource Estimate which is used in Section 14.0. For reference purposes, the 2012 Mineral Resource Estimate is provided in Table 6.1. All past Mineral Resource and Mineral Reserve Estimates are no longer considered current and are superseded by the Mineral Resource Estimate presented in Section 14.0 and the Mineral Reserve Estimate presented in Section 15.0 of this Report.

Table 6.1 Lithium Mineral Resource Summary
Classification	Average Lithium Concentration (mg/L)	Mass Cumulated[1] (cut-off 354 mg/L)		Brine Volume (m³)
		Li (tonne)	Li2CO3 (tonne)
2012 Measured Mineral Resource	630	576,000	3,039,000	9.1 x 10[8]
2012 Indicated Mineral Resource	570	1,650,000	8,713,000	2.9 x 10[9]

Total	585	2,226,000	11,752,000	3.8 x 10[8]

Note:

1.	The 2012 Mineral Resources are expressed relative to a lithium grade cut-off of ≥ 354 mg/L, which was identified as a brine processing constraint by LAAC engineers, and with an effective date of July 11, 2012.
2.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted to Mineral Reserves.
3.	Lithium carbonate equivalent (“LCE”) is calculated based the following conversion factor: Mass of LCE = 5.323 x Mass of lithium metal.
4.	The values in the columns on Lithium Metal and Lithium Carbonate Equivalent above are expressed as total contained metals within the relevant cut-off grade.

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7.0	Geological Setting and Mineralization

7.1	Regional Structural Features

There are two dominant structural features in the region: north-south trending, high-angle faults and northwest-southeast trending lineaments. The high-angle north-south trending faults form narrow and deep basin systems (Figure 7.1). These basins have formed primarily in the eastern and central sectors of the Puna Plateau, through compressional Miocene-age orogeny (Helvaci and Alonso, 2000), and have been accumulation sites for numerous salars, including Olaroz and Cauchari.

The northwest-southeast trending lineaments cause displacement of the horst-and-graben basins. The El Toro Lineament and the Archibarca Lineament occur in the vicinity of the LAAC Project. The Cauchari Basin, which contains the Olaroz and Cauchari Salars, is located north of the El Toro Lineament in the northeast of the Figure 7.1 map area. Between the El Toro and Archibarca Lineaments, the basin is displaced to the southeast and is known as the Centenario Basin. South of the Archibarca Lineament, the basin is displaced to the northwest and is known as the Antofalla Basin. Collectively, these three displaced basin segments contain a lithium brine mine (in Salar Hombre Muerto) and several lithium brine exploration projects (Figure 7.1). Two additional lithium brine mines are located in the Atacama Basin, approximately 150 km west of the Cauchari Basin, between the El Toro and Archibarca Lineaments.

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Figure 7.1     Regional Geology in the Vicinity of the Exar Project

2700000
N
BOLIVIA
CHILE
EL TORO LINEAMENT
ATACAMA BASIN
CAUCHARI BASIN
Olaroz Salt Lake
OROCOBRE Li Brine Project
LAC Li Brine Project
Li Brine Mine
Atacama Salt Lake
Li Brine Mine
7400000
7400000
Minera Exar
Li Brine Project
Borax Mine
Cauchari Salt Lake
Li Brine Project
Rincon Salt Lake
K Project
Incahuasi Salt Lake
Pocitos Salt Lake
ACHIBARCA LINEAMENT
Arizaro Salt Lake
CENTENARIO BASIN
Geology
Tertiary - Quaternary Volcanics
Cretaceous - Tertiary Sediments
Ordovician Basement
Mine / Project
National Borders
Basin
Antofalla Salt Lake
Boron Mine
Li Brine Project
FMC Li Brine Mine
ARGENTINA
7200000
7200000
Hombre Muerto Salt Lake
MINERA EXAR
VALE DO RIO DOCE
ANTOFALLA BASIN
CAUCHARI - OLAROZ PROJECT
0 25 50 Km
2700000

Source: Burga et al. (2019)

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7.2	Regional Geology

The regional geology of the Olaroz and Cauchari Salars is shown in Figure 7.1. The basement rock in this area is composed of Lower Ordovician turbidites (shale and sandstone) intruded by Late Ordovician granitoids. It is exposed to the east, west, and south of the two salars, and generally along the eastern boundary of the Puna Region.

Throughout the Puna Region, a wide range of rock types unconformably overlies the basement rock. In some areas, including to the south and east of the Project area, the basement rock is overlain by Cretaceous-Tertiary continental and marine sedimentary rocks such as conglomerates, sandstones, and siltstones, as well as tuffs and oolitic limestones. In most of the Chilean and Argentina-Chile border area of the region, the basement rock is overlain by Tertiary-Quaternary volcanics. In the Project area, the basement rock is overlain by andesites (six to three million years) and recent basaltic flows (0.8 - 0.1 million years) ranging up to several tens of metres in thickness. In addition, Neogene dacitic to rhyolitic ignimbrites (20 – 0.1 million years) sourced from calderas to the north and south of the Cauchari and Olaroz salars overlie basement strata. In some cases, these ignimbrites flowed into the salars and are intercalated with the basinal stratigraphies. These ignimbrites and their source calderas are the presumed sources for the lithium contained in the brines of the Lithium Triangle.

Salars formed in the basins of the Puna region have thick layers of Pleistocene halite beds. Jordan et al. (2002) studied the Atacama Salar in Chile and found high rates of sedimentation and accumulation for halite and clastic material (around 0.6 m/ka).

7.3	Geology of the Olaroz and Cauchari Salars

7.3.1	Salar Structural Setting

Figure 7.2 shows structural features in the central area of the Cauchari Basin (northern area of the Cauchari Salar), which is the focus of this Mineral Reserve Estimate. These features are interpreted from the seismic lines and boreholes shown in the figure.

Several small-scale, north-south trending, faults occur within the Cauchari Salar, between the basin border main faults. Cutting across the salar basin is a series of out-of-sequence, south-southeast trending, reverse faults that have a strong right-lateral component in the Exar Project area. These reverse faults are likely related to displacement along the El Toro Lineament.

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Figure 7.2     Structural Features in the Central Area of the Cauchari Basin

Source: King, Kelley, Abbey, (2012).

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7.4	Salar Surface Sediments and Mineralization

The surface distribution of alluvium, salar sediments, and basement rock in the central zone of the Cauchari Basin is shown in Figure 7.3. This zone is shown because it is the focus of the Mineral Reserve Estimate (Section 15.0). Flat-lying salar deposits occur throughout the salars, at the lowest ground surface elevation in the basin. Alluvial deposits intrude into these salar deposits to varying degrees, depending on location. The alluvium surface slopes upward from the salar surface and extends outside the basin perimeter. Raised bedrock exposures also occur outside the salar basin.

The most extensive intrusion of alluvium into the basin occurs on the Archibarca Fan (Figure 7.2), which partially separates the Olaroz and Cauchari Salars. Route 52 is constructed across this alluvial fan. The Archibarca Fan developed during the late-Holocene. In addition to this major fan, much of the perimeter zone of both salars exhibits encroachments of alluvial material forming fans of varying sizes. Alluvium deposition is interpreted to range from early- to late-Holocene.

A range of dominant sediment types and characteristic mineral assemblages are found across the surface of the Olaroz and Cauchari Salars. In the Olaroz Salar and the southern part of the Cauchari Salar, particularly in marginally elevated areas, buff clays occur, interlayered with dirty calcite travertine sand with irregular calcite cementation produced mainly by hydrothermal activity (calcareous sinters). Ulexite concretions with or without gypsum and mirabilite are occasionally associated with the carbonate deposits.

Borax is common throughout both salars, occuring as small, rounded concretions in red and brown clays along a narrow and discontinuous strip on the western border of Cauchari Salar and in the eastern and central area of Olaroz Salar. In some areas of central Olaroz Salar, surficial borax alters to form evaporitic ulexite. When this mineral occurs in significant concentrations it forms large ulexite concretions or “papas” that expand the associated black or red clays, creating a hummocky surface. In the subsurface, borax commonly occurs as concretions and as an in-filling of corrosion holes in halite. In some locations, borax has been replaced by ulexite and/or tincal.

Gypsum is the primary sulphate mineral in the surficial muds and the crystals commonly have a small, bladed habit. In some locations, mirabilite and trona are associated with the gypsum-bearing layers. Trona is more abundant in the Cauchari Salar, although neither salar is known to contain exploitable amounts.

Halite occurs throughout the surface of both salars but is more dominant on the Olaroz Salar where a well-formed, polygonal-cracked, salt hardpan is present. In contrast, the surface layer across much of the Cauchari Salar consists of a thin, red silt / halite, polygonal-cracked crust over brine-saturated red plastic silt.

Distinctive accessory minerals occur within the red surface silt of the Cauchari Salar. Gypsum and minor glaserite are the main accessory phases in the southern area of the salar. In the central area, halite is a primary accessory mineral and gypsum is secondary. Ulexite, mirabilite, and trona are the primary accessory phases in the northern area of Cauchari.

In the zone where the recent alluvial fans merge with the salar sediments, the salar sediments often exhibit evidence of biological activity (bioturbation and rootlets) and are typically devoid of borate concretions and gypsum.

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Figure 7.3     Surficial Geology in the Central Area of the Cauchari Basin

Recent sediments (mainly salted muds with a halite rough polygon crust)
Mud flat with borates and gypsum
Young alluvial fans
Old bahadas and alluvial fans
Cenozoic volcanics and pyroclastic rocks
Ordovician thin bedded fine sands and shales

Source: King, Kelley, Abbey, (2012).

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7.5	Salar Lithostratigraphic Units

The following five informal lithological units are interpreted from the drill core:

•	Unit 1. Red silts with minor clay and sand;

•	Unit 2. Banded halite beds with clay, silt, and minor sand;

•	Unit 3. Fine sands with minor silt and salt beds;

•	Unit 4. Massive halite and banded halite beds with minor sand; and

•	Unit 5. Medium and fine sands.

These units are described briefly in the following sections.

7.5.1	Unit 1 – Red Silts with Minor Clay and Sand

This unit consists of layers of massive red to grayish-brown silt with some clay, alternating with layers of fine sand with minor clay and medium to coarse sands, and trace gravel. At the surface, this unit exhibits mud cracks, as well as bioturbation and mottled structures with organic matter. At depth, the silt layers contain phreatic carbonate concretions, mottled structures, bioturbation, and occasional gypsum crystals. These layers are relatively thin, typically ranging from less than one metre up to four metres.

Borate concretions often occur throughout this unit. Halite crystals occur at some locations (for example in DDH4 and DDH10) but are absent in others (DDH12). X-ray diffraction (“XRD”) analysis of the clays in this unit (Cravero, 2009a and 2009b) shows that they are predominantly illite with minor kaolinite, smectite, and chlorite. Glass shards and magnetite are also present, indicating that the dominant source for this unit is the Neogene volcanic rocks.

7.5.2	Unit 2 – Banded Halite Beds with Clay, Silt and Minor Sand

This unit is characterized by banded halite with reddish clay or silt partitions alternating with massive fine-grained sand beds. The sand beds may contain halite crystals or may be cemented by halite. This unit may also contain occasional layers of thinly bedded clays, evaporites, silts, and sands. The individual beds of this unit vary in thickness from a few centimetres to a few metres. Unit 2 is generally more clayey than Unit 1. The evaporites in Unit 2 are comprised mainly of halite and occasionally halite with gypsum. Borehole logs show that Unit 2 is typically between 50 m and 60 m in thickness.

Some of the thick sand beds in this unit are friable and devoid of halite cement. These sands were likely deposited in water and may have been mobilized from the surrounding old alluvial fans. The green color of some sand beds is characteristic of material derived from volcanic sources. While this unit is relatively thin in some locations (e.g., DDH12), it is well-developed and dominated by massive and banded salt beds in boreholes located in the central area of the salar. The relatively thin occurrence of Unit 2 in DDH12 (see Figure 7.3) is due to the close proximity of the Archibarca Fan clastic source (see Figure 7.2).

7.5.3	Unit 3 – Fine Sands with Minor Silt and Salt Beds

This unit is composed of massive light grey to grayish-brown, fine-grained, clean sand inter-layered with evaporite (primarily halite) beds. The layers are tens of metres thick and are typically friable. This unit also contains occasional thin red silt horizons (20 cm to two metres thick). Structures indicating biological activity are uncommon in this unit, although some of the silt layers are mottled (e.g., in DDH10).

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The sand composition in this unit is a mixture of quartz, feldspar, and mafic minerals (pyroxene, biotite, and amphibole), with abundant magnetite and volcanic glass. Other minerals commonly present in the sand include halite and gypsum, with lesser amounts of borate, ulexite, and narrow beds of tincal. The sand beds of this unit often contain a component of well-sorted aeolian sand (identifiable as rounded particles) mixed with sub-angular finer sand. The aeolian sands were likely re-worked and mixed with alluvial materials and dispersed into the basin by surface water.

7.5.4	Unit 4 – Banded and Massive Halite Beds with Minor Sandy Beds

This unit is dominated by banded halite beds and dark to light grey massive halite beds alternating with sandy layers. These primary layers typically range from 1 to 3 m in thickness, although a continuous 100 m layer of halite beds was observed at the DDH3. Layers of red clay and irregular halite mixes are also common in this unit. Thin silt horizons between 0.25 m and 1 m in thickness are occasionally observed.

The banding in the banded halite beds is caused by layers of grey or brownish-grey silts or sands that are typically cemented by halite and contain halite and gypsum crystals. The massive halite layers of this unit occasionally occur as a sintered sponge of halite crystals, with high porosity due to crystal corrosion. Borate concretions are common in the upper section of this unit. In the southern Cauchari Salar, several carbonate horizons ranging up to six metres in thickness were observed in this unit, with karstic solution cavities in-filled with loose sand.

7.5.5	Unit 5 – Medium and Fine Sands

This unit is composed of massive, thick-bedded, fine-grained, light to dark-green sand layers, alternating with massive light-red silt layers. The grain size of the sand is coarser in the lower levels of the unit. The sand mineralogy indicates volcanic source rocks.

Bioturbation by invertebrates is observed at some locations in this unit. Halite and gypsum crystals occur infrequently. Only boreholes DDH4, DDH10, and DDH12 penetrated deep enough to encounter this unit.

Refer to Section 14.2.1 and Section 15.7 for a more detailed breakdown of the stratigraphic and hydrostratigraphic units used in the Mineral Resource Estimate and Mineral Reserve Estimate, respectively. Cross sections can be viewed in Section 14.3.2.

7.5.6	Sedimentation Cycles

Sedimentation cycles were evaluated for the salar sediments, as a supportive step for understanding, delineating, and grouping the important hydrostratigraphic units. The energy level and RBRC curves help to explain the vertical variations observed in the salar sediments. The RBRC curves show the distribution of measured RBRC, expressed over 10 m intervals. The collection and analysis of the RBRC samples are described in Section 11.9.2. The energy level curves represent a qualitative measure of depositional energy, expressed over five metre intervals. The lithology-based scale used to rank the energy level is summarized below:

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0	-	Massive halite beds (> 5 cm thick);
1	-	Halite in thin beds (< 5 cm), including banded halite with thin sand, silt, or clay partitions;
3	-	Silt with root marks or bioturbation; silty clay beds with or without halite crystals and borate concretions; silt or clay with plant remains; thin and irregular clay or halite bedding;
4	-	Silt with or without halite crystals and borate concretions;
5	-	Fine-grained sands;
7	-	Medium-grained sands; and
8	-	Coarse-grained sand with or without gravel.

This scale is qualitative and was developed as an aid for interpreting sedimentary cycles in the salar. The exclusion of Levels 2 and 6 is intended to represent a large energy level increase between Levels 1 and 3, and Levels 5 and 7, relative to the other levels.

The energy level measurements in DDH10 exhibit a repeating pattern, between the upper 130 m of the borehole and the lower part of the borehole. This pattern is considered to represent two distinct sedimentation cycles: an Upper Salt Generation Cycle (“USGC”) and a Lower Salt Generation Cycle (“LSGC”), with the division between the two occurring at approximately 130 mbgs. These cycles are used as an aid to interpret the progression of sediment deposition throughout the Project area, and to support the development of a hydrostratigraphic model.

7.5.7	Sedimentary Facies Analysis and In-filling History

The figures referred to in this subsection are from a sedimentology report prepared on behalf of Exar (Bossi, 2011).

The distribution of dominant geologic materials within the LSGC (defined as > 130 mbgs) is shown in Figure 7.4. Materials are divided into fractions of three end members that exhibit unique porosity profiles: sand, silt, and halite. Isopleth maps of salt and sand thickness within the LSGC are shown in Figure 7.5 and Figure 7.6, respectively. These maps were used to infer the primary locations where salt deposition occurred within the basin, and where sand entered the basin.

A central elongated salt deposition zone dominates the LSGC, as shown in Figure 7.4. This salt body is continuous, but irregular in the fraction that it comprises of the LSGC. As shown in Figure 7.5, elongated zones of relatively more dominant salt deposits occur in the southern, central, and northern areas of the salar. The northern zone is displaced towards the east, due to the strong influence of clastic sedimentation associated with the Archibarca Fan.

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Figure 7.4     Facies Map of the Lower Salt Cycle Showing Line 1 Crossing a Thick Salt Succession

PE11
Ruta Nac. 52
DDH 7
line 8
PE 10
DDH 9
N
line 5
DDH 2
PE 13
DDH 6
line9
PE21
PE 14
DDH 12
DDH 10
PE 6
DDH 11
PE20
line 1
PE 12
PE 4
PE 19
line12
PE22
PE 15
DDH 4
PE 18
DDH15
line 11
DDH13
Graphic scale
4 2 1 0
line10
PE 9
DDH14
DDH5
DDH 3
PE 8
halite
40%
50%
mud
sand
main sand sources
main mud sources
(size indicates importance)

Source: Bossi, (2011)

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Figure 7.5     Isopleth Curves of Salt Percent in the Facies Triangle

Source: Bossi, (2011)

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Figure 7.6     Main Salt Sources of the Lower Cycle

Source: Bossi, (2011)

Clastic contributions to the LSGC originated from various locations around the salar (Figure 7.6). However, the main sand source was located in the mountains to the west of the salar and is responsible for the LSGC occurrence of the Archibarca Fan. The influence of this source is indicated by the increasing sand fraction in the vicinity of the fan (Figure 7.6). The main mud source is south of the salar, with an additional source located to the west.

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The distribution of materials in the LSGC is related to the equilibrium between subsidence and clastic supply. Brine became concentrated in the dropped zones, and extensive halite beds were formed through evaporation. Conversely, the horsts were relatively elevated and primarily received muds (silts) or sands. LSGC deposits were formed during the Late/Middle Pleistocene when the Puna region was situated at lower altitudes. At that time, cooler climatic conditions and rain-shadow effects associated with the eastern Pampean Ranges resulted in enhanced aridity. Climatic conditions cycled between relatively wet and dry periods.

The wet periods were characterized by the development of permanent shallow lakes with high evaporation rates and the dry periods by ephemeral lagoons. Saltpan formation was enhanced during the wet periods, and the salt deposited at these times tends to be white to grey in colour and lacking in clastic components. Conversely, banded halite and associated reddish-coloured clastic materials were likely crystallized and deposited in drier periods.

The distribution of materials in the USGC (defined as <130 mbgs) is shown in Figure 7.7. For these more recent deposits, the supply of clastic sediments is greater, particularly in association with the Archibarca Fan. Consequently, the saltpan is located mainly in the southern area of the salar with a minor isolated zone in the north, probably connected with the Olaroz Basin.

The distribution of salt in the LSGC follows a relatively regular pattern (Figure 7.8), probably due to the smoothing effect of the final subsidence stage. The two southern loci of salt deposits in the LSGC (Figure 7.5) unify into one in the USGC (Figure 7.8,) that occupies a broader zone in the central area of the basin. A remnant small salt zone persists in the northeastern area of the salar close to the eastern border and in front of the Archibarca Fan.

Figure 7.9 shows locations where sand entered the salar basins during the USGC deposition period. Similar to the LSGC, the primary location is at the Archibarca Fan (below the present-day fan), as indicated by the high sand fraction extending into the salar. Secondary locations occur at another fan system originating from the eastern mountains, and at two locations along the western basin border south of the Archibarca Fan. Penetration of the Archibarca Fan into the basin reaches a maximum during the period represented by the USGC. During this period, most mud still originated from the south with minor contributions from the mountains located on the western border.

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Figure 7.7     Facies Map of the Upper Cycle

Upper Cycle (above 130 m )

AB-2
DDH 7
DDH 9
line 5
DDH 2
PE 13
DDH 6
DDH 12
PE 14
DDH 10
line 1
PE 12
PE 4
PE 10
PE 17
line12
PE22
DDH 4
PE 18
PE 15
line 11
DDH13
PE 9
line10
Scale
4 km 2 1 0
no data
DDH14
DDH5
DDH 3
PE 8
line 3
March, 16, 2011
salt
40%
mud
50%
sand
AB-2: First Cycle Archibarca Fan
source rock areas
loose repositories
basin border normal faults
seismic line ends
main sand sources
(size indicates importance)
main mud sources

Source: Bossi, (2011)

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Figure 7.8     Salt Percent Isopleths of the Upper Cycle

Upper Cycle (above 130-160 m )

DDH 7
10
line8
50
DDH19
line 5
30
PE7
DDH 2
PE 13
DDH 6
line 7
DDH8
line9
PE21
PE 14
DDH 12
DDH 10
DDH 11
PE 12
line 1
PE 4
PE 19
30
PE 17
line12
PE22
DDH 4
PE 15
PE 18
PP02-A
line 11
DDH15
DDH13
PE 9
line10
Scale
4 km 2 1 0
no data
DDH14
DDH5
50
30
70
DDH 3
PE 8
line 3
March, 30, 2011
salt
mud
sand
control point compositions
source rock areas
loose repositories
basin border normal faults
seismic line ends
diamantine boreholes
schramm boreholes
salt percent isopleths
salt depocenter

Source: Bossi, (2011)

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Figure 7.9     Isopleth Map of Sand Percents of the Upper Cycle Sedimentation Stage

Upper Cycle (above 130-160 m)
AB-2
100
70
30
50
10
line8
line 5
line 1
line12
line 11
line10
line 3
DDH 7
DDH 9
DDH 2
DDH 6
DDH8
DDH 12
DDH 10
DDH 11
DDH 4
DDH15
DDH13
DDH14
DDH5
DDH3
PE7
PE 13
PE 14
PE21
PE 12
PE 4
PE 19
PE 17
PE22
PE 15
PE 18
PE 9
PE 8
Scale
4 km 2 1 0
no data
March, 30, 2011
AB-2: Second Cycle Archibarca Fan
source rock areas
loose repositories
basin border normal faults
main sand sources
sand percent isopleths
salt
mud
sand
control point compositions
seismic line ends
diamantine boreholes
schramm boreholes

Source: Bossi, (2011)

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7.6	Surface Water

The Cauchari-Olaroz watershed is shown in Figure 7.10. The watershed is an elongated depression with a length of approximately 150 km in a north-south direction and a width of 30 to 40 km in an east-west direction and covering approximately 4,500 km2. The surface water network within the watershed eventually flows into the Olaroz or Cauchari Salars. There is no surface water outflow from the salars. These rivers are the main freshwater inflows into the salar and have been monitored since 2009.

The primary surface waterways within the watershed basin are Rios El Rosario, Ola, and Tocomar. Rio Rosario, which is locally called Rio El Toro, originates in the northern part of the watershed, at an elevation of 4,500 m. The river flows south-southeast for 55 km, past the village of El Toro, before it enters into the Olaroz Salar.

Rio Ola, which is locally called Rio Lama, originates just south of Cerro Bayo Archibarca, at an elevation of around 4,500 m, and flows east for 20 km. It enters the salars on top of the Archibarca Fan that separates Olaroz from Cauchari on the western flank of the basin.

Rio Tocomar, which is locally called Rio Olacapato, originates some 10 km west of Alto Chorillo at an elevation of around 4,360 m. The river flows west for approximately 30 km before it enters the Cauchari Salar from the southeast.

In addition to the surface waterways noted above which enter the salars, there is an area in the central southern part of the Cauchari Salar some 15 km north of the village of Cauchari, where surface water originates from an array of springs. Discharge from these springs is naturally channelled into a central stream that flows north for several kilometres and then gradually seeps back underground.

Chemistry and flow monitoring results from the Surface Water Sampling Program conducted throughout the Cauchari-Olaroz watershed are presented in Section 9.12.

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Figure 7.10     Caucharri-Olaroz Watershed

Note: black dot with a number beside it = meteorological station, red square = town.

Source: Burga et al. (2019)

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7.7	Mineralization

The brines from Cauchari are saturated in sodium chloride with total dissolved solids (TDS) on the order of 27% (324 to 335 g/L) and an average density of about 1.215 g/cm3. The other primary components of these brines are common to brines in other salars in Argentina, Bolivia, and Chile, and include potassium, lithium, magnesium, calcium, sulphate, HCO3, and boron as borates and free H3BO3.

A Janecke Projection comparing the chemistry of several brine deposits is shown in Figure 7.11. This type of figure can be used as a visualization tool for mineral crystallization. The diagram represents an aqueous five-component system (Na+, K+, Mg++, SO4=, and Cl–) saturated in sodium chloride. The aqueous system can be represented in this simplified manner, due to the higher content of the ions Cl–, SO4=, K+, Mg++, Na+ compared with other elements (e.g., Li, B, Ca). In Figure 7.11, each corner of the triangle represents one of three pure components (Mg, SO4 and K2), in mol%. The sides of the triangle represent sodium chloride-saturated solutions, with two reciprocal salt pairs (MgCl2 + Na2SO4), (Na2SO4+KCl) and a quaternary system with a common ion (MgCl2+KCl+NaCl).

The inner regions of the diagram show expected crystallization fields for minerals precipitating from the brine. Since the brines are saturated in NaCl, halite precipitates during evaporation in all the cases. In addition, the Cauchari brine is predicted to initially precipitate ternadite (Na2SO4). The brines of Guayatayoc, Silver Peak, Hombre Muerto, Olaroz, and Rincon would initially precipitate glaserite (K3Na(SO4)2). Atacama, Uyuni, and Salinas Grandes brines would initially precipitate silvite (KCl).

In addition to the primary minerals indicated in the diagram, a wide range of secondary salts may precipitate from these brines, depending on various factors including temperature and dissolved ions. The additional salts could include: astrakanite (Na2Mg(SO4)2·4H2O), schoenite (K2Mg(SO4)2·6H2O), leonite (K2Mg(SO4)2·4H2O), kainite (MgSO4·KCl·3H2O), carnalite (MgCl2·KCl·6H2O), epsomite (MgSO4·7H2O), and bischofite (MgCl2·6H2O).

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Figure 7.11     Janecke Classification of Brines

References as per Table 8.1, with the addition of information from Houston (2010b) for Salinas Grandes and Guayatayoc.

Source: King, Kelley, Abbey, (2012).

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8.0	Deposit Types

The Cauchari and Olaroz Salars are classified as “Silver Peak, Nevada” type terrigenous salars. Silver Peak, Nevada in the USA was the first lithium-bearing brine deposit in the world to be exploited. These deposits are characterized by restricted basins within deep structural depressions in-filled with sediments differentiated as inter-bedded units of clays, salt (halite), sands and gravels. In the Cauchari and Olaroz Salars, lithium-bearing aquifers have developed during arid climatic periods. On the surface, the salars are presently covered by carbonate, borax, sulphate, clay, and sodium chloride facies. A detailed description of the geology of the Olaroz and Cauchari Salars is provided in Section 7.0.

Cauchari and Olaroz have relatively high sulphate contents and therefore both salars can be further classified as “sulphate type brine deposits”. Section 10.0 provides detailed further discussion of the chemistry of Cauchari and Olaroz.

Table 8.1 compares mean values for hydrochemical compositions of brines from Andean salt pans. It should be noted that the Qualified Person, Mr. David Burga, has been unable to verify the information for other properties listed in Table 8.1 and that the information is not necessarily indicative of the mineralization on the Property that is the subject of the Technical Report but is presented for reference purposes only.

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Table 8.1
Comparative Chemical Composition of Andean Salt Pans

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Notes:

(A)	n = number of samples

(B)	Total Dissolved Solids (TDS) is reported in g/L

(C)	Remaining concentrations in mg/L

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9.0	Exploration

The work described in this Section, other than the 2024 VES survey, was done for Exar and reported by LAC prior to the creation of LAAC in 2023.

9.1	Overview

The following exploration programs have been conducted to evaluate the lithium brine and freshwater development potential of the Project area:

•	Surface Brine Program – Brine samples were collected from shallow pits throughout the salars to obtain a preliminary indication of lithium occurrence and distribution.

•	Seismic Geophysical Program – Seismic surveying was conducted to support delineation of basin geometry, mapping of basin-fill sequences, and siting borehole locations.

•	Gravity Survey – A limited gravity test survey was completed to evaluate the utility of this method for determining depths to basement.

•	TEM Survey – TEM surveying was conducted to attempt to define freshwater / brine interfaces around the salar perimeter. This work was conducted by Quantec Geoscience.

•	VES Survey – A VES survey was conducted to attempt to define freshwater and brine interfaces, and extensive freshwater occurrences.

•	Surface Water Sampling Program – An ongoing program is conducted to monitor the flow and chemistry of surface water entering the salars.

•	Pumping Test Program – Pumping and monitoring wells were installed, and pumping tests were conducted at five locations, to estimate aquifer properties related to brine recovery and freshwater supply.

•	Reverse Circulation (RC) Borehole Program – Dual tube reverse circulation drilling was conducted to develop vertical profiles of brine chemistry at depth in the salars and to provide geological and hydrogeological data.

•	Diamond Drilling (DD) Borehole Program – This program was conducted to collect continuous cores for geotechnical testing (RBRC, grain size and density) and geological characterization. Some of the boreholes were completed as observation wells for future brine sampling and monitoring.

Samples were representative and no known biases were introduced due to sampling procedures. Details of the drilling programs are discussed in Section 10.0.

9.2	Surface Brine Program

In 2009, a total of 55 surface brine samples were collected from shallow hand-dug test pits excavated throughout the Project area. Results from this early program indicated favourable potential for significant lithium grades at depth. Additional exploration work was initiated on the basis of these results. A full description of the Surface Brine Program is provided in the Inferred Mineral Resource Estimate Report for the Project (King, 2010a).

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9.3	Seismic Geophysical Program

A high-resolution seismic tomography survey was conducted primarily on the Cauchari Salar and to a lesser extent on the Olaroz Salar, during 2009 and 2010. The survey was contracted to Geophysical Exploration Consulting (GEC) of Mendoza, Argentina. Measurements were conducted along 12 survey lines, as shown in Figure 9.1. Nine lines are oriented east-west (1, 2, 3, 4, 5, 6, 9, 11, and 12), two lines (7 and 10) have a north-south orientation, and Line 8 is a northeast trending diagonal line parallel to the western property boundary and covering the Archibarca Fan. A total of 62,500 m of seismic survey data was acquired.

The survey configuration utilized a five-metre geophone separation, and a semi-logarithmic expanding drop-weight source array symmetrically bounding the central geophone array. The geophone array comprised 48 mobile measurement sites utilizing Geode Geoelectrics 8 Hz geophones. Symmetrically surrounding the 48 geophones were accelerated, 150 kg drop-weight sites moving away from the geophone array as follows: 15, 30, 60, 90, 120, 150, 250, 500, 750, and 900 m. Based on standard methods for depth resolution, the outer drop-weight positions would provide sufficient velocity detail to depths on the order of 500 to 600 m. The seismic survey data supported the identification of drilling sites for the RC and DD Programs in 2009 and into 2010. The seismic inversions are shown in Figure 9.2.

The maximum interpreted depth of the salars for each of the twelve seismic lines ranged from approximately 300 to 600 m. This variance in the apparent depth of the basin is attributed to two factors: 1) actual basin depth, and 2) property limitations which restricted the placement of the source hammer, and therefore the depth of exploration.

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Figure 9.1     Seismic Tomography Lines – 2009 and 2010

Source: Burga et al. (2020)

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Figure 9.2     Seismic Tomography Results for the 12 Survey Lines in Figure 9.1

Line 1: east-west section looking north
Line 2: east-west section looking north
Line 3: east-west section looking north
Approximate Scales:
Horizontal
500 m
Vertical 200 m
Velocity Legend:
800 - 2000 m/s
2000 - 3000 m/s
3000 - 4000 m/s
4000 - 4600 m/s
>4600 m/s
Line 4: east-west section looking north
Line 5: east-west section looking north
Line 6: east-west section looking north
Line 7: north-south section looking west
Line 8: northeast-southwest section looking northwest
Line 9: east-west section looking north
Line 10: north-south section looking west
Line 11: east-west section looking north
Line 12: east-west section looking north

Source: King, Kelley, Abbey, (2012).

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9.4	Gravity Survey

A reconnaissance gravity survey was completed at the Cauchari Salar during July of 2010. The survey was a test to evaluate the effectiveness of the gravity method to define basement morphology and grabens that could represent favourable settling areas for dense brine. Data were collected at 200 m intervals along the two survey profiles shown in Figure 9.3. These profiles extended to outcrop locations outside the salar limits, to facilitate final gravity data processing and inversion.

Instrumentation used for the survey was a La Coste and Romberg #G-470 gravimeter with an accuracy of ± 0.01 mGal. The gravity survey field procedure included repetition of survey control points at intervals of less than five hours, to minimize instrument drift control errors. Initial gravity data processing was completed with Oasis software, using the Gravity and Terrain Correction module. Inversions were also produced with Oasis software, using the gravity module GM-SYS.

Differential GPS measurements provided the station control with an accuracy level of ± 1 cm. A GPS base station using a Trimble DGPS 5700 model was employed in two locations within five kilometres of the survey lines and operated continuously during the measurement of the survey GPS points along the gravity traverses. A Trimble model R3 was used for the gravity station placement.

Modelling results for the northeast oriented gravity survey line (GRAV 1) are shown in Figure 9.4. The image shows the location of boreholes, the input densities used for model generation, and the calculated Bouger results from the field data. The upper profiles indicate an excellent fit of observed and modeled data based on the coloured model shown in the lower part of the figure. The lower red portion is the modeled depth to basement, or denser lithologies, using the starting model densities and the observed field data. There is good correlation between the gravity and seismic results which indicate changes in density and velocity, respectively, at approximately 300 m depth. It is interpreted that this approximate depth represents an increase in compaction of the sand-salt mix encountered during drilling.

Modelling results for the north-south gravity profile (GRAV 2) across the southwest portion of the Mineral Resource Estimate zone are shown in Figure 9.5. Drilling results for DDH-4 show a change at 160 m depth to thick and dense halite with low porosity. This is marginally higher than the red area indicated by the gravity inversion modelling program. Similarly, for DDH-12, the intersection of the massive halite is slightly different from the model results but is within acceptable limits. Overall, an excellent fit is apparent between the observed and modeled data as seen in the profile on the upper section of the figure. This image demonstrates that the gravity method is effective for identifying relative density changes associated with different lithologies or increased compaction with depth in the salar.

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Figure 9.3     Location of Gravity Survey Lines at the Cauchari Salar

3400000
3420000
3440000
7420000
7400000
7380000
7360000
7340000
N
W
E
S
Grav 1
Grav 2
MiNERA
EXAR
Location of Gravity Survey Lines
Cauchari Salar
0
5
10
Km

Source: Burga et al. (2020)

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Figure 9.4     Modeling Results for the Northeast Oriented Gravity Line (Grav 1) Over the Mineral Resource Estimate

Source: King, Kelley, Abbey, (2012).

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Figure 9.5     Modeling Results for the North-South Gravity Line (Grav 2) Across the Southwest Portion of the Mineral Resource Estimate

Source: King, Kelley, Abbey, (2012).

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9.5	TEM Survey

A Time Domain Electromagnetic (TEM) survey was conducted in the Cauchari Salar during July 2010, along the five TEM lines shown in Figure 9.6. The main objective of the survey was to test the applicability of this method for determining resistivity contrasts that may relate to changes in groundwater salinity. In general, it is expected that saline brines will be more conductive (lower resistivity), whereas areas of freshwater will be less conductive (higher resistivity). The TEM survey parameters included:

•	The use of Zonge GDP-16 Rx and GGT-20 Tx instrumentation;

•	In-loop sounding configuration using 200 m × 200 m square transmitting loops and a base transmitting frequency of 4 Hz;

•	Soundings completed at 100 m station intervals from 45 ms to 48 ms; and

•	Completion of a total of 12.6 linear survey kilometres.

Line TEM 1 (Figure 9.7) – Borehole logs and brine sampling results for PE-07 and DDH-02 indicate that the top of the brine aquifer is at approximately 40 m depth. This is reasonably consistent with the low resistivity values seen in the inversion at this location where the resistivity drops in the presence of brine. For DDH-09, there is sand present to approximately 60 m depth, followed by variable salt, silt, and sand past the bottom of the TEM inversion depth. The resistivity section is supported by the logging results. Notably on this TEM line is the area on the west (left) side of the image, which corresponds to a portion of the alluvial Archibarca Fan, where freshwater inflow occurs. The higher resistivity values in this area are consistent with the inflow of freshwater. The profile also shows two low resistivity anomalies that may be attributable to occurrence of brines at depth, possibly related to structures that intersect the TEM profile orthogonally at these locations.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 98 of 427

Figure 9.6     Location of TEM Sounding Profiles Conducted at the Cauchari Salar

Source: Burga et al. (2019)

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 99 of 427

Figure 9.7     2010 Survey Results for Line TEM 1

Source: Exar.

Line TEM 2 (Figure 9.8) – This TEM image shows a typical layered model in the vicinity of DDH-08 where sandy layers containing the brine resource are situated at 20 m depth. The deeper, low resistivity region associated with DDH-08 is associated with the sandy brine-containing layers continuing to depth. Further to the east (right) there is indication of another low resistivity, high conductivity source. The higher resistivity values in the center of the image may be associated with compacted halite, possibly related to a horst.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 100 of 427

Figure 9.8     2010 Survey Results for Line TEM 2

Source: Exar.

Line TEM 3 (Figure 9.9) – This northwest-southeast oriented line is situated in the eastern sector of the Cauchari Salar, where no drilling has occurred. It was selected to investigate the possibility of freshwater inflow and/or the presence of brine. The resistivity data suggest that both scenarios occur. Higher resistivity values are likely attributable to freshwater inflow from one of the alluvial fans in the area. The lower resistivity values may be related to brines, with typical resistivity values of < 1.0 ohm/m, associated with interpreted structural features within the basin.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 101 of 427

Figure 9.9     2010 Survey Results for Line TEM 3

Source: Exar.

Line TEM 4 (Figure 9.10) – This line is situated along the western margin of the Cauchari Salar. PE-15 is cased from the surface to a depth of 65 m. Sampling results indicate the presence of a brine aquifer at the bottom of the casing. The resistivity values suggest continuity of the brine to surface. Below 65 m the lithology is characterized by high halite content. The resistivity values at this point are around 1 ohm/m, which is slightly more resistive than sandy brine responses, and consistent with high halite content. Further to the west (left) of the boreholes, a low resistivity zone may indicate brine in a structural feature along the margin of the salar. The higher resistivity at the left end of the section may indicate freshwater moving into the salar.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 102 of 427

Figure 9.10     2010 Survey Results for Line TEM 4

Source: Exar.

Line TEM 5 (Figure 9.11) – This line was located to investigate groundwater composition under the Archibarca Fan. The central portion of the inversion shows an area of higher resistivity extending from the surface to a depth of approximately 75 m. Laterally, this zone could approach one kilometre in width. The resistivity values decrease under this interpreted body of freshwater, but not to the degree that would indicate brine presence. They may represent either background resistivity, or the transition to more saline water at depth. Some of the resistivity zones on this TEM line are greater than 1,000 ohm/m, clearly indicating a highly resistive environment that is in contrast with the conductive brines of Cauchari. The higher resistivity values on the right side of the section may relate to the near-surface occurrence of bedrock.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 103 of 427

Figure 9.11     2010 Survey Results for Line TEM 5

Source: Exar.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 104 of 427

In December 2017, another campaign was conducted in the Cauchari south and Olaroz Salar. There were three lines completed with a total of 98 TEM surveys, shown in Figure 9.12 to Figure 9.14.

The TEM survey successfully mapped the resistivity to different depths in the area of salt depending on the conductivity of the area considered. In more conductive areas, such as the profile 1, the signal penetrates only up to about 300 m depth, while, in the southern area of the Project, in profiles 2 and 3, models can be defined up to about 800 m or more.

Figure 9.12     2017 Survey Results for Line TEM 1

Source: Exar.

Figure 9.13     2017 Survey Results for Line TEM 2

Source: Exar.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 105 of 427

Figure 9.14     2017 Survey Results for Line TEM 3

Source: Exar.

In conclusion, the TEM survey results indicate that the method can be used to determine resistivity contrasts within the salar. However, resolution may be limited to depths on the order of 75 m – 100 m, due to the broad presence of low resistivity materials, as indicated by ambient resistivity values of near sub-ohm/m in many areas of the salar.

9.6	Vertical Electrical Sounding Survey (VES)

A Vertical Electrical Sounding (VES) survey was conducted at perimeter locations on the Cauchari-Olaroz Salar, from November 2010 to May 2011. The extended survey period was due to recurring weather conditions that were unfavourable for surveying. The objectives of this program were to: 1) explore potential shallow freshwater sources on the Archibarca Fan, for future industrial purposes; and 2) evaluate salar boundary conditions related to the configuration of the brine/freshwater interface.

The survey was conducted using a 4-point light HP, which provides a simultaneous reading of intensity and potential that directly yields apparent resistivity. Data collected in the field were interpreted using RESIX 8.3 software, producing a graph of points representing the field measurements, and a solid line curve corresponding to the physical-mathematical model. Survey locations are shown on Figure 9.15.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 106 of 427

Figure 9.15     2010-2011 Map of VES Survey Area

3420000
3430000
7390000
7380000
7370000
N
L21
L20
L19
L18
Section VI
VI'
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
L17
L16
L15
L14
L13
L12
L11
L10
L09
L08
L07
L06
L01
L02
L03
L04
L05
MiNERA
EXAR
Cauchari -Olaroz Project
0
2.5
5
KM
SEV
Surface Water Monitoring Points
Domestic Wells

Source: Burga et al. (2019)

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 107 of 427

The VES results enable the differentiation of the following five zones on the Archibarca Fan and the salar perimeter locations, as shown in Figure 9.16 through to Figure 9.19:

•	An upper unsaturated layer, with relatively high resistance;
•	An upper saturated aquifer containing freshwater;
•	A lower conductive layer, interpreted as containing brine;
•	An interface or mixed zone, grading from freshwater to brine; and
•	A lower resistive zone, only detected in three VES lines and in which the degree of saturation and water salinity is unknown.

The first three of these were encountered on most lines and are interpreted to be relatively continuous on the Archibarca Fan and the salar perimeter. The latter two were discontinuous. On the Archibarca Fan, the VES results indicate the occurrence of freshwater to an average depth of 50 m below surface. Below the freshwater layer, a gradational interface often occurs between shallow freshwater and deeper brine, from approximately 20 to 70 m depth.

The upper zone, interpreted as freshwater, is present throughout the investigated area of the fan and has potentially favourable characteristics for water supply. This zone is a target for expansion of the freshwater supply at PB-I (Section 9.14). The occurrence of freshwater on the Archibarca Fan indicates with the inflow of freshwater into the shallow sandy fan sediments from upgradient areas. The VES results are consistent with existing drilling results and are useful for evaluating the potential thickness of the freshwater wedge.

Additional potential zones of freshwater were also identified on other smaller alluvial fans and also other non-fan perimeter locations (e.g., Figure 9.16, Figure 9.17, Figure 9.18 and Figure 9.19). The water supply potential of these additional zones appears to be lower than that of the Archibarca, due to more limited lateral and/or vertical extent of the interpreted freshwater zone. Nevertheless, these occurrences may yield useful quantities of freshwater, and would be worthwhile to evaluate further, depending on final water supply results from the Archibarca Fan.

The VES results are also useful for general delineation of the freshwater/brine interface on the salar boundary. They were used to identify follow-up sampling locations at perimeter drilling and test pitting locations (see Section 9.11). Subsequently, the VES results and the follow-up sampling were used to define grade boundary conditions along the salar perimeter.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 108 of 427

Figure 9.16     2010-2011 VES Survey Interpretation on the Archibarca Fan, Along Line VI

Source: Exar.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 109 of 427

Figure 9.17     2010-2011 VES Survey Interpretation Along Line 2

W
(msnm)
E
(msnm)
BSN
4050
4000
3950
3900
2-2
877–0.6
96
14.8
128.7
72
6.5
117.6
5.4
2-3
334–0.47
71.4–1.8
203–3
23
20.3
13.3
68
0.8
RUTA
PROV.70
2-4
28–0.5
18.2–2.5
20
10
13
40
0.9
0
0.5
1
1.09 Km

Horizon	Symbol	Type of horizon
Horizon 1		Non Saturated Horizon
Horizon 2		Upper Aquifer
Horizon 3		Mix Aquifer
Horizon 4		Lower Conductive Horizon

2-2
2-3
2-4

REFERENCES:

22 Electrical Vertical Sonding
Lithium Americas Corp., April, 2011

34 Resistivity (ohm.m)

27.4 Depth (m)

MINERA EXAR

CAUCHARI - OLAROZ PROYECT

Geoelectrical Section Line 2

Source: Exar.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 110 of 427

Figure 9.18     2010-2011 VES Survey Interpretation Along Line 8

W
(msnm)
E
(msnm)
4000
3950
3900
3850
BSN
8-1
8-2
8-3
8-4
1-0.7
14.6-4
1.1
11.4
10.6-1.4
9.2
13
1.4
40
18.7-0.74
10.5-3.6
23
16.7
7.3
47
9.6-1.3
14.9-0.5
13.7
7.8
29
28.7
11
46.6
0.7
0.5
0.4
0.5
109
12.1
142
46.5
0
0.5
1
1.5
1.64 Km

8-1
8-2
8-3
8-4

REFERENCES:

22 ▲ Electrical Vertical Sonding
Lithium Americas Corp., April, 2011

34 Resistivity (ohm.m)

29.4 Depth (m)

Horizon	Symbol	Type of horizon
Horizon 1		Non Saturated Horizon
Horizon 2		Upper Aquifer
Horizon 3		Mix Aquifer
Horizon 4		Lower Conductive Horizon
Horizon 5		Lower Resistive Horizon

MINERA EXAR

CAUCHARI - OLAROZ PROJECT

Geoelectrical Section Line 8

Source: Exar.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 111 of 427

Figure 9.19     2010-2011 VES Survey Interpretation Along Line 20

(msnm) W
E (msnm)
4050
4000
3950
3900
3850
3800
BS
20-1
20-2
20-3
20-4
20-5
20-6
20-7
0
0.5
1
1.5
2
2.5
3
3.13 Km

Horizon	Symbol	Type of horizon
Horizon 1		Non Saturated Horizon
Horizon 2		Upper Aquifer
Horizon 3		Mix Aquifer
Horizon 4		Lower Conductive Horizon

20-1
20-2
20-3
20-4
20-5
20-6
20-7

REFERENCES:

22 Electrical Vertical Sonding Lithium Americas Corp., April, 2011

34 Resistivity (ohm.m)

25.4 Depth (m)

MINERA EXAR

CAUCHARI - OLAROZ PROYECT

Geoelectrical Section Line 20

Source: Exar.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 112 of 427

9.7	2019 Vertical Electrical Sounding Survey (VES)

In 2019, Geoelectric prospecting hydrogeological in Cauchari salar. In the study area, 42 Vertical Electrical Surveys were carried out. The objectives of this program were to: 1) explore potential shallow freshwater sources on the basin edges, for future industrial purposes; and 2) evaluate salar boundary conditions related to the configuration of the brine/freshwater interface. The survey lines and results are presented on Figure 9.20 to Figure 9.31.

Figure 9.20     2019 VES Survey Area

3420000
3430000
3410000
7360000
7350000
7340000
7330000
J1 J2 DDH3
J3
DDH8
A5 A4 A3 A2 A1
B5 B4
B3 B2 B1
C4 C3 C2 C1
D1
D4 D3 D2
E1 E2 E3
F1 F2 F3 F4
G4 G3 G2 G1
H4 H3 H2 H1
K2 K1
I4 I3 I2 I1
DDH17
SALAR DE CAUCHARI
Paneles
Cauchari
Olacapato
LEYENDA
MUESTREO
POZOS
SONDEO ELECTRICO VERTICAL
TRAZA PERFIL
3 0 3 6 km
N
LEYENDA
POZOS
SEV
TRAZA PERFIL
MUESTREO
AGUA DULCE
AGUA SALOBRE
SALMUERA
4 0 4 8 km

Source: Exar (2024)

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 113 of 427

Figure 9.21     2019 VES Survey Interpretation Along Line A

Source: Exar

Figure 9.22     2019 VES Survey Interpretation Along Line B

Source: Exar

Figure 9.23     2019 VES Survey Interpretation Along Line C

Source: Exar

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 114 of 427

Figure 9.24     2019 VES Survey Interpretation Along Line D

Source: Exar

Figure 9.25     2019 VES Survey Interpretation Along Line E

Source: Exar

Figure 9.26     2019 VES Survey Interpretation Along Line F

Source: Exar

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 115 of 427

Figure 9.27     2019 VES Survey Interpretation Along Line G

Source: Exar

Figure 9.28     2019 VES Survey Interpretation Along Line H

Source: Exar

Figure 9.29     2019 VES Survey Interpretation Along Line I

Source: Exar

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 116 of 427

Figure 9.30     2019 VES Survey Interpretation Along Line J

Source: Exar

Figure 9.31     2019 VES Survey Interpretation Along Line K

Source: Exar

9.8	2020 Vertical Electrical Sounding Survey (VES)

During 2020, Geoelectric hydrogeological prospecting was conducted in the Rosario River, alluvial fan, Salar de Olaroz. The study was carried out with the objective of identifying, based on geophysics, the different sedimentological units and especially the units that can behave as freshwater aquifers for industrial use. In the study area, 20 (twenty) Vertical Electrical Surveys were carried out. The survey lines and results are presented on Figure 9.32 to Figure 9.39.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 117 of 427

Figure 9.32     2020 VES Survey Area

Source: Exar (2024)

Figure 9.33     2020 VES Survey Interpretation Along Line A-A’

Source: Exar

Figure 9.34     2020 VES Survey Interpretation Along Line B-B’

Source: Exar

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Figure 9.35     2020 VES Survey Interpretation Along Line C-C’

Source: Exar

Figure 9.36     2020 VES Survey Interpretation Along Line D-D’

Source: Exar

Figure 9.37     2020 VES Survey Interpretation Along Line E-E’

Source: Exar

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 119 of 427

Figure 9.38     2020 VES Survey Interpretation Along Line F-F’

Source: Exar

Figure 9.39     2020 VES Survey Interpretation Along Line G-G’

Source: Exar

9.9	2021 Vertical Electrical Sounding Survey (VES)

In 2021, a new geolectric campaign was carried out. Geoelectric hydrogeological prospecting in mina Irene, Salar de Olaroz. The objective was to identify, based on geophysics, the different sedimentological units and especially the units that can behave as aquifers with different characteristics, such as freshwater, brackish water or brine. In the study area, 6 (six) Vertical Electrical Surveys were carried out. The survey lines and results are presented on Figure 9.40 to Figure 9.42.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 120 of 427

Figure 9.40     2021 VES Survey Area

Source: Exar (2024)

Figure 9.41     2021 VES Survey Interpretation Along Line A

Source: Exar

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 121 of 427

Figure 9.42     2021 VES Survey Interpretation Along Line B

Source: Exar

9.10	2024 Vertical Electrical Sounding Survey (VES)

Finaly in 2024, a new geophysics study was made, the objective of the study was the characterization of the sedimentological units through geophysical techniques, with a special focus on the identification of those with the potential to act as aquifers for industrial water use, in order to adjust a potential drilling target, in the Salar of Cauchari, geoelectric prospecting hydrogeological, southeast sector, Salar Cauchari

In the study area, 9 Vertical Electrical Surveys were carried out. The survey lines and results are presented on Figure 9.43 and Figure 9.44.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 122 of 427

Figure 9.43     2024 VES Survey Area

Source: Exar (2024)

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 123 of 427

This study recommends carrying out exploratory drilling in the southern sector of the alluvial fan, in the vicinity of the Excauch4, Excauch5, Excauch8, Excauch9 and Excauch4 boreholes, where the greatest thicknesses of the zone saturated with freshwater were interpreted.

Figure 9.44     2024 VES Survey Interpretation

Source: Exar

9.11	Boundary Investigation

The Boundary Investigation was conducted to further assess the configuration of the freshwater/brine interface, at the salar surface and at depth, at selected locations on the salar perimeter. Data from this program were interpreted in conjunction with the VES survey (described in the previous section). Information from these two programs supported the extension of the hydrostratigraphic model and the lithium grade interpolation to the outer boundaries of the salar, and the evaluation of numerical model boundary conditions for lithium (Section 15.0).

Test pits and monitoring wells advanced for the Boundary Investigation are shown in Figure 9.45, and were advanced in two successive steps. In the first step, test pits were excavated along lateral transects at salar boundary locations (T3 through T6) or on the edge of the Archibarca Fan (T1 and T2). The purpose of the test pits was to identify the shallow transition zone from brine to freshwater. Test pits were excavated until water was reached, and water samples were collected from the bottom of the pits.

Water samples were sent to Alex Stewart Laboratory for major ion analysis. Field parameters, including conductivity, density, and temperature, were also measured and were used for assessing if the transition zone was captured by the transect in real time. For the salar perimeter transects, the capability to fully capture the transition zone was limited by the edge of the Exar claim boundary (T3, T4, and T5) or by difficult access conditions (T6). A summary of test pit transect data for Total Dissolved Solids (TDS) and lithium is provided in Table 9.1.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 124 of 427

Figure 9.45     Boundary Investigation Map Showing Test Pit Transects and Multi-level Monitoring Well Nests

3420000
3425000
N
T1
T4
T3
PT-1
T2
T5
PT-2
T6
PT-3
7385000
7380000
7375000
MiNERA
EXAR
Cauchari- Olaroz Project
0
1
2
KM

Source: Burga et al. (2020)

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 125 of 427

Table 9.1 Test Pit Transect Results for TDS and Lithium
Transect Test Pit	TDS (mg/L)	Lithium (mg/L)	Transect Test Pit	TDS (mg/L)	Lithium (mg/L)
T1-1	1,120	ND	T4-3	23,260	33
T1-2	1,420	ND	T4-4	110,980	175
T1-3	720	ND	T4-5	215,740	402
T1-4	64,860	112	T5-1	12,560	18
T1-5	114,740	194	T5-2	30,220	52
T1-6	175,340	328	T5-3	106,080	240
T1-7	256,540	631	T5-4	128,500	261
T1-8	182,680	327	T5-5	227,200	442
T2-1	1,100	ND	T5-6	292,580	619
T2-2	3,640	ND	T6-1	No water
T2-3	2,780	ND	T6-2	4,200	ND
T2-4	2,300	ND	T6-3	6,280	ND
T2-5	59,500	101	T6-4	7,580	ND
T3-1	No water		T6-5	21,640	25
T3-2	33,300	45	T6-6	26,860	29
T3-3	84,260	140	T6-7	26,980	34
T3-4	207,920	301	T6-8	22,460	26
T3-5	251,160	362	T6-9	22,200	26
T3-6	237,180	472	T6-10	26,000	35
T4-1	No water		T6-11	No water
T4-2	No water		ND – below detection limit.

The goal of the second step of the investigation was to install multi-level monitoring well nests at the locations identified as central to the freshwater/brine transition zone. In execution, the nests could not be installed directly on the shallow transition zones, due to access restrictions. Well nests were installed on three of the test pit transects and, within each nest the wells were screened at different levels, to enable an evaluation of depth trends in brine strength and lithium grade. Drilling was completed by Andina Perforaciones SRL using rotary methods. A summary of well specifications and sampling results for TDS and lithium is provided in Table 9.2.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 126 of 427

Table 9.2 Test Pit Transect Results for TDS and Lithium with Depths
Drill Hole ID	Depth of Screened Interval (m)	Casing Diameter (in)	Lithology of Screened Interval	TDS[1] (mg/L)	Lithium[1] (mg/L)
PT1	59.0–63.0	4.0	Medium to fine sand	265,380 263,120 267,920	559 541 545
PT1A	39.5–43.5	4.0	Sand and Gravel	243,520 243,140 246,260	471 464 457
PT2	39.0–49.0	4.5	Medium to fine sand	190,120 190,640 189,520	372 365 365
PT2A	21.5–29.5	4.5	fine gravel sandy clay matrix	119,280 128,040 123,400	230 250 237
PT2B	11.5–15.5	4.0	fine gravel sandy clay matrix	39,160 39,100 46,040	76 76 87
PT2C	3.5–5.5	4.0	clay	99,600 55,540	197 111
PT3	47.5–77.5	2.0	Inter-bedded sand and clay	19,940 18,920	38 36
PT3 2”	11.5–33.5	4.5	Coarse sand and gravel	18,700	35
PT3 4”				Dry well

(1)	Triplicate, duplicate or single samples were collected.

9.12	Surface Water Monitoring Program

A Surface Water Monitoring Program was initiated in early 2010 to record the flow and chemistry of surface water in the vicinity of the Cauchari-Olaroz salars. Measurements were taken at each monitoring location for pH, conductivity, dissolved oxygen, and temperature. A subsequent Surface Water Monitoring Program, measuring identical parameters, was initiated in 2017 with the new drilling and was ongoing as of the effective date of this report. Flow rates are being monitored monthly. Measurements were made by monitoring flow velocity across a measured channel cross-sectional area at each site. Where the flow was too small to measure, it was estimated qualitatively. Monitoring locations are shown in Figure 9.46. Table 9.3 shows the results of this program for every month and the results with different methodologies used to measure the flows. The following methods were used to estimate the flow rates:

•	Volumetric Method - consisting in a section of a known volume and measurement of time;

•	Float Method - recording the time it takes a float to pass along a known volumetric section of stream; and

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 127 of 427

•	Flow meter - a mechanical spinner tool which measuring the velocity of surface water passing through a known section of stream width.

These parameters are somewhat elevated in surface water inflows at the north and south ends of the salars, relative to other surface water inflows.

The data acquired from this program supported the water balance calibration and numerical groundwater modeling.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 128 of 427

Figure 9.46     Surface Water Flow Monitoring Sites

3400000
3450000
7400000
7350000
Río Rosario (puente A'Ar)
Río Rosario/cruce Ruta 16
Archibarca cruce RP N°70
Vega Archibarca
MiNERA
EXAR
0 5 10 20
Km
Quebrada Arizaro
Puente centro-sur Cauchari
Vertiente centro sur Cauchari 1
Quebrada Guayar
Afluente Este 1
Salar inflow Monitoring Locations
Mining Property
Los Berros
Río Quebar
Río Tocomar (puente esquina azul)
Tocomar Norte
Tocomar Sur
Tocomar Puente
Río Antuco
N
S
E
W

Source: Burga et al. (2020)

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 129 of 427

Table 9.3 Average Surface Water Flow Rates
Year	2017			2018			2019
Month	Volumetric (L/s)	Float (L/s)	Flow Meter (L/s)	Volumetric (L/s)	Float (L/s)	Flow Meter (L/s)	Volumetric (L/s)	Float (L/s)	Flow Meter (L/s)	Monthly Average (L/s)
Tocomar Norte
April				9.46	8.8		9,14			9.13
May				7.25	7.34			7,00		7.19
June	11.30	13.47	3.33	6.43	9.52					8.81
July			6.62		4.53	3.335				4.83
August	8.65	13.36		7.80	5.33					8.78
September			9.77	26.14	20.21					18.71
October	8.93	8.65	15.61	18.13	12.78					12.82
November	7.58	10.21	14.88	8.71						10.35
December	5.92	9.74		8.34	14.87					9.72
January					9.67			20.83		15.25
February				7.92	8.6		7.66	3.47		6.91
March				8.4	8.8		7,11			8.10
Tocomar Sur
April					51.40	49.40		35,09		45,29
May					24.62	29.42		30,50		28,18
June		66.83	62.66		29.27	28.53				46.82
July					45.08	44.01				44.55
August		46.00	29.02		46.89					40.64
September			46.12		40.64	40.27				42.34
October		36.14	34.37		22.28	28.49				30.32
November		30.32	23.84		23.34	21.45				24.74
December			8.03		33.55	31.97				24.51
January					38.29	45.30				41.80
February					28.08	33.60		46.22	62.66	42.64
March					64.30	48.90		29,96		47.72

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Table 9.3 Average Surface Water Flow Rates
Year	2017			2018			2019
Month	Volumetric (L/s)	Float (L/s)	Flow Meter (L/s)	Volumetric (L/s)	Float (L/s)	Flow Meter (L/s)	Volumetric (L/s)	Float (L/s)	Flow Meter (L/s)	Monthly Average (L/s)
Tocomar Puente
April					102.8	96.45		103,74	116,54	104,88
May					84	63.46		102,69		83,33
June		194.15	40.64		81.45	81.22				99.36
July			234.99		161.6	135.07				177.22
August		82.28	62.17		147.34	152.9				111.17
September			113.10		44.07	49.33				68.83
October			73.11		42.90	49.86				55.29
November			64.59		43.75	43.02				50.45
December		30.68	51.68		25.75	26.61				33.68
January					55.49	82.88		41.01	40.64	55.01
February					37.36	27.8		47.62		37.59
March					90.42	60.2		25,12		58,58
Afluente Este 1
April					4.99	4.15		0,65		3,26
May					2.65			4,89		3,77
June		16.55	11.45		2.74					10.25
July			6.18							6.18
August		27.33			5.38					16.36
September	6.47	8.34	4.15		7.98					6.74
October		11.31	7.37		7.75					8.81
November		9.54	9.58		5.21					8.11
December		5.37			7.72					6.54
January					11.05			26.13		18.59
February					1.84	1.38		5.86		3.03
March					1.33			6,46		3,89

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Table 9.3 Average Surface Water Flow Rates
Year	2017			2018			2019
Month	Volumetric (L/s)	Float (L/s)	Flow Meter (L/s)	Volumetric (L/s)	Float (L/s)	Flow Meter (L/s)	Volumetric (L/s)	Float (L/s)	Flow Meter (L/s)	Monthly Average (L/s)
Afluente Este 1R
April				0.75			1,68			1,21
May				0.54			1,04			0.79
June	0.60			0.52						0.56
July	0.92			0.59						0.76
August	0.67			0.56						0.62
September	1.17			1.59						1.38
October	0.81			1.33						1.07
November	0.87			0.85						0.86
December	0.68			1.53						1.10
January				0.57						0.57
February				0.53						0.53
March				0.43			0,65			0.54
Los Berros
April				2.40		1.74		26,34		10.16
May				0.60						0.60
June	10.53			8.77						9.65
July						27.22				27.22
August	11.76	11.76			23.43					15.65
September	4.65			6.15						5.40
October	1.33		1.74	3.78						2.28
November	0.16			1.08						0.62
December	0.19			0.17						0.18
January
February				5.97				4.68	4.83	5.16
March				7.29			12,05			9,67

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Table 9.3 Average Surface Water Flow Rates
Year	2017			2018			2019
Month	Volumetric (L/s)	Float (L/s)	Flow Meter (L/s)	Volumetric (L/s)	Float (L/s)	Flow Meter (L/s)	Volumetric (L/s)	Float (L/s)	Flow Meter (L/s)	Monthly Average (L/s)
Puente Centro Sur Cauchari
April					11.36	10.98				11.17
May				1.70						1.70
June			0.33		20.45					10.39
July						16				16.00
August					11.03					11.03
September	6.96		15.29		15.91					12.72
October	0.77				18.16					9.46
November					3.35					3.35
December					2.23					2.23
January					2.73			9.66		6.19
February				10.60	2.90					6.75
March				5.29	5.85			11,67		7.60

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Table 9.3 Average Surface Water Flow Rates
Year	2017			2018			2019
Month	Volumetric (L/s)	Float (L/s)	Flow Meter (L/s)	Volumetric (L/s)	Float (L/s)	Flow Meter (L/s)	Volumetric (L/s)	Float (L/s)	Flow Meter (L/s)	Monthly Average (L/s)
Quebrada Arizaro
April				0.33			0,61			0.47
May				0.52			0,27			0.39
June	0.92			0.85						0.88
July
August	0.83	0.83		1.35						1.00
September	0.96			1.20						1.08
October	0.60			1.35						0.97
November	0.19920319			0.25						0.22
December	0.12			0.12						0.12
January				2.94						2.94
February				1.35			2.55			1.95
March				0.53			0,31			0.42
Quebrada Guayar
April				0.38			0,53			0.45
May				0.40			0,24			0.32
June	1.28			0.33						0.80
July	1.79			0.24						1.01
August	1.15	1.15		0.22						0.84
September	0.38			0.22						0.30
October	0.39			0.21						0.30
November	0.29			0.29						0.29
December	0.31			0.24						0.27
January				0.27						0.27
February				0.46						0.46
March				0.31			0,43			0.37

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Table 9.3 Average Surface Water Flow Rates
Year	2017			2018			2019
Month	Volumetric (L/s)	Float (L/s)	Flow Meter (L/s)	Volumetric (L/s)	Float (L/s)	Flow Meter (L/s)	Volumetric (L/s)	Float (L/s)	Flow Meter (L/s)	Monthly Average (L/s)
Río Antuco
April					12.00	11.19		85,21		36.13
May					4.58	7.5		16,18		9,42
June		29.46	7.6		4.00					13.69
July			15.53		8.53	9.8				11.29
August		27.91			13.89					20.90
September			10.62		12.03					11.32
October		16.36	15.28		17.05					16.23
November			12.88		12.78					12.83
December		12.60	13.45		11.15	14.11				12.83
January						9.44		10.64	7.60	9.23
February					15.4	13.27		11.15		9.42
March					9.35	5.9		9,28		8.17
Río Quebar
April					56.37	39.80				48.09
May					35.40	29.32				32.36
June		85.50	22.08		66.04	77.42				62.76
July			76.56		67.63	65.20				69.80
August		86.32	33.86		38.61	42.90				50.42
September			65.09		44.85	44.15				51.36
October		51.86	52.57							52.22
November		51.05	55.63		41.71					49.46
December		20.1	33.82		20.82	22.68				24.36
January					20.39	39.81		34.71		31.64
February					57.80	35.47				46.64
March					76.65	89.25				82.95

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Table 9.3 Average Surface Water Flow Rates
Year	2017			2018			2019
Month	Volumetric (L/s)	Float (L/s)	Flow Meter (L/s)	Volumetric (L/s)	Float (L/s)	Flow Meter (L/s)	Volumetric (L/s)	Float (L/s)	Flow Meter (L/s)	Monthly Average (L/s)
Río Rosario (Puente Aar)
April					334	255		277,49	309,25	293,93
May			276.67		288.95	228.811		208,38	244,32	249.42
June					427.33	338.56				382.95
July					393.19	418.76				405.98
August		331.18	224.52		577.86					377.85
September			114.36		391.75	380.72				295.61
October		33.15	42.37		229.39	235.13				135.01
November		32.27	36.61		131.01	119.09				79.75
December		704.3	459.59		96.87	73.03				333.45
January					92.40	67.90				80.15
February					439	426.17		548.11	216.15	407.36
March					973	781		903,16		885.72
Río Tocomar (Puente Esquina Azul)
April					114.75	117.55				116.15
May					159.6	159.79				159.70
June
July						12.67				12.67
August
September
October
November
December
January
February								14.43		14.43
March					151.2	157.6				154.40

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9.13	Brine Level Monitoring Program

The static level of subsurface brine was monitored every month from an array of accessible wells within the salars. Monitoring was also conducted at domestic water wells just outside the Cauchari Salar. Measurements were taken with a Solinst Model 101 Water Level Meter. Some wells with difficult access used a Solinst Levelogger, model 3001, which records brine levels once a day.

Table 9.4 shows the average depth to static levels observed in the monitoring wells between 2010-2019. Variations in average fluid density and electrical conductivity monitored during sampling and testing were found to be negligible.

The data from the Brine Level Monitoring Program was used to calibrate the numerical groundwater model to long-term static conditions. Extensive monitoring of dynamic brine levels (i.e., in response to pumping) was also conducted, for the Pumping Test Program described in Section 9.14.

Table 9.4 Static Water Level Measurements for the Period from January 2010 to February 2019
Borehole ID	Monitoring Period (mm/yy)	Average Water Level (m below ground surface)
DL-001	12/17 - 02/19	6.02
ML-001	10/17 - 02/19	7.98
SL-001	09/17 - 02/19	2.05
W-01	02/18 - 02/19	7.95
DL-002	12/17 - 02/19	14.43
ML-002	01/18 - 02/19	12.56
SL-002	10/17 - 02/19	4.73
W-02	02/18 - 02/19	13.34
ML-003	09/17 - 02/19	11.96
DL-003	09/17 - 02/19	14.51
DL-003B	01/18 - 02/19	26.39
DL-004B	03/18 - 02/19	12.47
ML-004	09/17 - 02/19	4.52
SL-004	09/17 - 02/19	2.35
SL-004B	03/18 - 02/19	2.43
DL-005	03/18 - 02/19	17.22
ML-005	12/17 - 02/19	16
W-05	02/18 - 02/19	23.81
DL-006	12/17 - 02/19	11.46
ML-006	11/17 - 02/19	3.11
SL-006	09/17 - 02/19	0.79
SL-007	09/17 - 02/19	3.11

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 137 of 427

Table 9.4 Static Water Level Measurements for the Period from January 2010 to February 2019
Borehole ID	Monitoring Period (mm/yy)	Average Water Level (m below ground surface)
ML-007	12/17 - 02/19	8.67
DL-007	12/17- 02/19	15.90
DL-008	03/18 - 02/19	14.1
ML-008	10/17 - 02/19	Artesian
DL-009	12/17 - 02/19	18.42
ML-009	12/17 - 2/19	7.68
SL-009	09/17 - 02/19	4.72
DL-010	01/18 - 02/19	8.66
ML-010	09/17 - 02/19	5.39
SL-010	12/17 - 11/18	3.3
DL-011	01/18 - 02/19	13.01
ML-011	10/17 - 02/19	5.46
DL-012	01/18 - 02/19	5.70
ML-012	04/18 - 02/19	11.96
DL-013	01/18 - 02/19	8.85
ML-013	01/18 - 02/19	7.06
SL-013	01/18 - 02/19	Artesian
SL-014	01/18 - 02/19	2.41
ML-014	01/18 - 02/19	9.53
DL-014	01/18 - 02/19	12.72
DDH-04A	01/10 - 01/19	3.22
DDH-05	01/09 - 01/19	1.92
DDH-06A	02/10 - 02/19	3.69
DDH-07	01/10 - 02/19	1.54
DDH-08	02/10 - 02/19	1.05
DDH-09A	04/10 - 02/19	2.64
DDH-11	06/10 - 02/19	9.36
DDH-12A	05/10 - 02/19	5.72
DDH-13	06/10 - 01/19	4.23
DDH-14	07/10 - 12/18	7.39
DDH-15	08/10 - 12/18	2.09
DDH-16	07/10 - 02/19	10.90
DDH-17	08/10 - 02/19	Artesian
DDH-18	08/10 - 02/19	4.21
DDH-1	08/10 - 02/29	11.40
PP-20	03/14 - 02/19	18.00

Figure 9.47, Figure 9.48 and Figure 9.49 show the average depth of water levels for observation wells drilled in the shallow part of the aquifer (50 m deep), intermediate parts of the aquifer (250 to 300 m deep) and in the deeper parts of the aquifer (450 and 600 m deep).

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 138 of 427

Figure 9.47     Average Depth to Static Water Levels in Shallow Wells (50 m)

3420000
3440000
7400000
7380000
N
W
E
S
4.72
3.1
4.73
3.3
0.79
2.4
0
2.43
2.05
MINERA EXAR
Average Brine Level Observation wells - 0-50 m Deep
0
5
10
Km
Coordinate System: POSGAR 1994 Argentina Zone 3
Date: 3/6/2019
USDA, USGS, AeroGRID, IGN, and the GIS User Community

Source: Burga et al. (2020)

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Figure 9.48     Average Depth to Static Water Levels in Intermediate Depth Wells
(250 - 300 m)

3420000
3440000
7400000
7380000
7360000
N
S
E
W
5.45
10.89
7.67
11.96
11.96
16
18
11.4
0
8.67
12.56
5.39
3.11
4.21
2.64
9.52
3.69
1.05
5.71
9.35
7.06
4.52
7.98
3.22
2.09
4.23
7.38
1.92
MINERA
EXAR
Average Brine Level
Observation wells - 0-300 m Deep
0
5
10
Km
Coordinate System: POSGAR 1994 Argentina Zone 3

Source: Burga et al. (2020)

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 140 of 427

Figure 9.49      Average Depth to Static Water Levels in Deep Wells (450 - 600 m)

3420000
3440000
7400000
7380000
N
W
E
S
13
10.42
5.7
26.38
17.22
15.89
14.1
14.43
8.66
11.46
1.54
12.71
8.84
12.47
0.02
MiNERA EXAR
Average Brine Level Observation wells - 0-450/600 m Deep
0
5
10
Km
Coordinate System: POSGAR 1994 Argentina Zone 3

Source: Burga et al. (2020)

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9.14	Pumping Test Program

9.14.1	Overview

Based on exploration results in 2017-2019, production wells drilled after the 2011 production wells penetrate deeper parts of the aquifer. Deeper production wells increase the depth of the extractable part of the aquifer. A total of ten pumping wells and associated observation wells were installed at the site from 2011 to 2019 at the locations shown in Figure 9.50.

The pumping tests were conducted with two main objectives. The first objective was to develop broad-scale estimates of K (from Transmissivity (T)) and Ss (from Storativity (S)), for use in the numerical groundwater model. The second objective was to assess hydraulic interconnections between hydrostratigraphic units, to assist in understanding the overall flow system and in developing the groundwater model.

Drilling and testing in 2011 was conducted by Andina Perforaciones of Salta, Argentina, under field supervision by Conhidro of Salta, Argentina; in 2018-2019 by Hidrotec Perforaciones and Wichi Toledo. The drilling method was direct rotary. Field supervision of the pumping tests was provided by Exar personnel. The constant rate pumping tests were preceded by step tests, to determine appropriate pumping rates for the constant rate tests.

The 2011 pumping test analysis was conducted independently by both Conhidro and Matrix Solutions Inc.; in 2018-2019 the pumping test analysis is being conducted by Exar with technical review by Montgomery.

A summary of the pumping tests carried out during 2011-2019 is provided in Appendix 1.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 142 of 427

Figure 9.50      Production Wells

3420000
3430000
7390000
7380000
W17-06
W18-06
W11-06
PB-03A
W18-05
W18-23
PB-04
PB-01
W04-A
PB-06A
N
W
E
S
MINERA EXAR
Production Wells 2011-2019
0 1 2 3 4
Km
Coordinate System: POSGAR 1998 Argentina Zone 3

Source: Burga et al. (2020)

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9.15	Chemistry of Samples Collected During Pump Tests

A plot of lithium results for samples collected during 2018-2019 pumping tests is provided in Figure 9.51. The record of concentration is relatively stable for each well.

Figure 9.51      Lithium Concentrations in Samples Collected During Pump Tests

Pumping Wells Chemistry
Li (mg/l)
Samples
900
850
800
750
700
650
600
550
500
450
400
350
300
250
200
150
100
50
0
0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 95 100 105
W11-06
W17-06
W18-05
W18-06
PB-03
PB-04
PB-06
W18-23
W04-A

* Data points show samples taken hourly at the beginning of the pumping test and daily after two days. In some cases, the pumping test stopped due to mechanical reasons and the sampling resumed when the pumping re-started.

Source: Exar.

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10.0	Drilling

10.1	Reverse Circulation (RC) Borehole Program 2009-2010

The objectives of this program were to: 1) develop vertical profiles of brine chemistry at depth in the salars, and 2) provide geological and hydrogeological data. This program was conducted between September 2009 and August 2010 and the drilling is summarized in Table 10.1. Twenty-four RC boreholes (PE-01 through PE-22, plus two twin holes) were completed during this period, for total drilling of 4,176 m. Borehole depths range from 28 m (PE-01) to 371 m (PE-10).

Table 10.1 Borehole Drilling Summary for the RC Borehole Program Conducted in 2009 and 2010
RC Borehole	Drilling Interval		Drilling Length (m)	RC Borehole	Drilling Interval		Drilling Length (m)
	From (m)	To (m)			From (m)	To (m)
PE-01	-	28	28	PE-13	-	209	209
PE-02	-	40	40	PE-14	-	144	144
PE-03	-	90	90	PE-14A	144	228	84
PE-04	-	187	187	PE-15	-	205	205
PE-05	-	210	210	PE-16	-	64	64
PE-06	-	165	165	PE-17	-	246	246
PE-07	78.9	249	170.1	PE-17A	-	220	220
PE-08	-	194	194	PE-18	-	312	312
PE-09	-	198	198	PE-19	-	267	267
PE-10	-	371	371	PE-20	-	204	204
PE-11	-	80	80	PE-21	-	222	222
PE-12	-	36	36	PE-22	-	230	230

Total Boreholes: 24 / Total drilling: 4,176 m
Note: RC = reverse circulation.

Major Drilling, a Canadian drilling company with operations in Argentina, was contracted to carry out the RC drilling using a Schramm T685W rig and support equipment. The holes were initially drilled using ODEX and open-hole RC drilling methods at 10”, 8”, and 6” diameters. No drilling additives were used. A change was later made from ODEX and open-hole RC drilling to tri-cone bits of 17½” 16”, 9½”, 7⅞”, 6”, and 5½” diameters. Bit diameters were selected based on ambient lithological conditions at each borehole, with the objective of maximizing the drilling depth.

During drilling, chip and brine samples are collected from the cyclone at one-metre intervals. Occasionally, lost circulation resulted in the inability to collect samples from some intervals. Brine sample collection is summarized in Table 10.2. A total of 1,487 brine samples were collected from 15 of the RC boreholes and submitted for laboratory chemical analyses. For each brine sample, field measurements were conducted on an irregular basis, for potassium (by portable XRF analyzer), and regularly for electrical conductivity, pH and temperature. Sample collection, preparation and analytical methods are described in Section 11.0.

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Table 10.2 Summary of Brine Samples Collected and Submitted for Laboratory Analysis from the RC and DDH Borehole Programs
Description	Brine Samples
Total Field Samples	1,614
Total RC Borehole Program Field Samples	1,487
Total DDH Borehole Program Field Samples	127
Total Samples (Including QC)	2,390
Total Field Duplicates	260
Total Blanks	263
Total Standards	253

Note: RC = reverse circulation, DDH = diamond drill hole.

Air-lift flow measurements were conducted at six-metre intervals in six RC boreholes, when circulation was adequate. Daily static water level measurements were carried out inside the drill string at the start of each drilling shift, using a water level tape. Boreholes were completed with steel surface casing, a surface sanitary cement seal, and a lockable cap.

Average concentrations and chemical ratios of brine samples are shown in Table 10.3, for sampled intervals in 14 of the 15 sampled RC boreholes. Results for PE-3 (a flowing artesian well) are not included in the table because it receives freshwater from the alluvial cone adjacent to its position on the eastern margin of the Olaroz Salar. The sampled brines have a relatively low Mg/Li ratio (lower than most sampling intervals), indicating that the brines would be amenable to a conventional lithium recovery process. RC borehole logs are provided by King (2010b), including available brine sampling results.

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Table 10.3 Brine Concentrations (mg/L) and Ratios Averaged Across Selected Depth Intervals for RC Program Boreholes
Borehole	Depth (m)	Length (m)	B	K	Li	Mg	SO4	Mg/Li	K/Li	SO4/Li
PE-04	11-32	21	795	5,987	692	2,458	20,498	4	8.652	29.621
	59-79	20	1,033	7,225	759	1,993	24,114	3	9.519	31.770
	83-187	89	935	6,226	623	1,844	22,568	3	9.994	36.246
PE-06	18-21	3	729	7,060	834	2,737	18,234	3	8.465	21.872
	54-165	111	1,261	6,982	870	2,031	16,731	2	8.025	19.240
PE-07	78-108	20	824	3,520	380	907	14,388	2	9.263	37.867
	109-113	4	1,078	5,328	768	1,924	16,961	3	6.938	22.075
	117-136	19	1,019	3,887	448	1,151	13,238	3	8.676	29.530
	145-205	54	1,054	4,558	579	1,461	16,420	3	7.872	28.351
	207-248	38	1,030	4,205	490	1,080	15,326	2	8.582	31.247
PE-09	72-105	33	921	4,229	530	1,482	17,379	3	7.979	32.800
	109-163	54	809	4,998	646	2,126	23,746	3	7.737	36.755
	164-197	33	827	5,998	741	1,734	16,445	2	8.094	22.196
PE-10	60-152	92	1,041	4,051	396	174	17,495	0	10.230	44.183
	152-234	82	1,398	6,072	598	1,144	20,401	2	10.154	34.106
PE-13	102-105	3	655	3,963	505	1,383	16,225	3	7.848	32.129
	108-120	12	751	4,433	533	1,379	20,465	3	8.317	38.431
PE-14	147-179	32	860	6,572	733	1,918	23,359	3	8.966	31.853
	179-192	13	874	6,287	681	1,821	20,763	3	9.232	30.499
	192-228	36	861	6,152	712	1,842	21,222	3	8.640	29.813
PE-15	62-92	30	981	5,096	527	1,174	16,079	2	9.670	30.527
	103-132	29	762	3,719	465	1,066	16,639	2	7.998	35.758
	144-156	12	883	4,794	582	1,238	13,966	2	8.237	24.017
	168-189	21	888	5,079	606	1,224	12,575	2	8.381	20.744

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Table 10.3 Brine Concentrations (mg/L) and Ratios Averaged Across Selected Depth Intervals for RC Program Boreholes
Borehole	Depth (m)	Length (m)	B	K	Li	Mg	SO4	Mg/Li	K/Li	SO4/Li
PE-17	78-84	6	968	3,910	537	1,623	17,021	3	7.281	31.716
	87-91	4	901	3,572	481	1,442	16,137	3	7.426	33.531
	103-107	4	669	4,229	482	1,121	18,481	2	8.774	38.322
	110-111	1	863	5,446	648	1,702	23,544	3	8.404	36.333
	154-156	2	1,044	4,026	472	935	12,167	2	8.530	25.805
	171-174	3	968	4,269	507	1,109	12,965	2	8.420	25.573
PE-18	140-260	120	1,396	7,216	717	1,489	27,284	2	10.064	38.064
PE-19	26-30	4	1,154	5,152	404	761	17,275	2	12.752	42.733
	42-62	20	1,182	7,601	911	3,050	20,347	3	8.344	22.343
	64-132	68	817	6,347	738	2,456	18,160	3	8.600	24.604
	145-267	122	757	5,957	655	1,906	21,467	3	9.095	32.755
PE-20	18-30	12	717	6,712	747	2,706	21,407	4	8.985	28.644
	60-127	64	821	5,759	650	1,778	22,117	3	8.860	34.013
	129-150	19	794	6,389	698	2,183	21,572	3	9.153	30.887
	155-204	49	795	6,193	691	2,193	21,464	3	8.962	31.040
PE-21	92-112	20	1,255	5,619	661	1,298	22,085	2	8.501	33.389
	113-134	21	1,235	5,587	735	1,412	22,605	2	7.601	30.761
	135-222	87	1,233	7,162	825	1,694	22,086	2	8.681	26.769
PE-22	72-89	17	1,095	6,414	656	1,456	26,397	2	9.777	40.248
	90-197	107	1,136	7,216	696	1,482	26,604	2	10.368	38.232
	198-230	32	1,051	7,036	733	1,913	24,928	3	9.599	34.002

Note: RC = reverse circulation.

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10.2	Diamond Drilling (DDH) Borehole Program 2009-2010

The objectives of this program were to collect: 1) continuous cores for mapping and characterization, 2) geologic samples for geotechnical testing, including Relative Brine Release Capacity (RBRC), grain size and density, 3) brine samples using low-flow pumping methods, and 4) information for the construction of observation wells for future sampling and monitoring. The drilling reported herein was conducted between October 2009 and August 2010. DD Borehole Program drilling is summarized in Table 10.4. Twenty-nine boreholes (DDH-1 through DDH-18, plus twin holes) were completed, for a total of 5,714 m of drilling. Borehole depths range from 79 m (DDH-2) to 449.5 m (DDH-7).

Table 10.4 Borehole Drilling Summary for the DDH Program Conducted in 2009 and 2010
DDH Borehole	Drilling Interval		Drilling Length (m)	DDH Borehole	Drilling Interval		Drilling Length (m)
	From (m)	To (m)			From (m)	To (m)
DDH-1	-	272.45	272.45	DDH-10B	-	36.80	36.80
DDH-2	-	78.90	78.90	DDH-11	165.00	260.80	95.80
DDH-3	-	322.00	322.00	DDH-12	-	309.00	309.00
DDH-4	-	264.00	264.00	DDH-12A	-	294.00	294.00
DDH-4A	-	264.00	264.00	DDH-13	-	193.50	193.50
DDH-5	-	115.50	115.50	DDH-13A	-	20.50	20.50
DDH-6A	-	338.50	338.50	DDH-13B	-	20.50	20.50
DDH-6	-	129.00	129.00	DDH-13C	-	20.50	20.50
DDH-7	371.00	449.50	78.50	DDH-13D	-	20.50	20.50
DDH-8	-	250.50	250.50	DDH-14	-	254.50	254.50
DDH-8A	-	252.50	252.50	DDH-15	-	206.50	206.50
DDH-9	-	362.50	362.50	DDH-16	-	270.00	270.00
DDH9A	-	352.00	352.00	DDH-17	-	79.00	79.00
DDH-10	-	350.50	350.50	DDH-18	-	203.50	203.50
DDH-10A	-	258.00	258.00

Total Boreholes: 29 / Total Drilling: 5,714 m

Note: DDH = diamond drill hole.

Major Drilling, a Canadian drilling company with operations in Argentina, was contracted to carry out the drilling using a Major-50 drill rig and support equipment. The boreholes were drilled using triple tube PQ and HQ drilling methods. During drilling, core was retrieved and stored in boxes for subsequent geological analysis. Borehole logs are provided by King (2010b). Undisturbed samples were taken from the core in PVC sleeves (two-inch diameter and five-inch length) at selected intervals, for laboratory testing of geotechnical parameters including: RBRC, grain size, and particle density. A total of 832 undisturbed samples were tested.

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On completion of exploration drilling, selected DD boreholes were converted to observation wells to enable brine sample collection as a means of supplementing the brine data collected through the RC Borehole Program. The observation wells were prepared by installing Schedule 80, 2-inch diameter, PVC casing and slotted (1 mm) screen in the boreholes. The wells were completed with steel surface casing, a surface sanitary cement seal and lockable cap. Brine sampling was conducted from March to August 2010. Samples were initially collected with a low-flow pump. However, later samples were collected with a bailer, due to technical difficulties with the low-flow setup. Analytical results are summarized in Table 10.5.

Table 10.5 Brine Concentrations (mg/L) Averaged Across Selected Depth Intervals for DDH Program Boreholes
Borehole	Depth (m)	Length (m)	B	K	Li	Mg	SO4	Mg/Li
DDH-01	15-55	40	610	4.847	523	1.147	9.039	2.20
	70-105	40	765	5.253	596	1.399	10.901	2.35
	140-170	30	832	5.518	634	1.528	11.694	2.41
	205-260	55	839	5.558	636	1.463	11.572	2.30
DDH-04	15-190	175	668	4.968	544	1.039	23.038	1.91
DDH-06	100-115	15	674	3.961	515	1.100	15.934	2.14
	118-136	18	667	5.860	627	1.353	18.552	2.16
	140-190	51	719	6.698	732	1.579	20.853	2.16
DDH-08	20-75	50	611	3.735	408	1.409	10.537	3.46
	80-205	125	822	5.232	588	1.223	16.971	2.08
DDH-12	65-70	5	696	4.120	464	927	16.834	2.00
	170-185	10	800	5.050	545	1.161	17.888	2.13
	225-285	25	827	5.249	565	1.223	17.819	2.16
DDH-13	50-140	90	872	5.940	650	1.921	20.955	2.96

10.3	Diamond Drilling (DDH) Borehole Program 2017-2019

The objectives of this program were to collect: 1) continuous cores for mapping and characterization of the shallow, intermediate and deeper parts of the aquifer; 2) geologic samples for geotechnical testing and grain size analysis; 3) brine samples using a bailer; and 4) information for the construction of observation wells for future sampling and monitoring. The drilling reported in Table 10.6 was conducted between July 2017 and June 2019. It should be noted that the lithium resource is contained in brines and is not affected by the drill core recovery.

The 2017, 2018, and 2019 programs included drilling 50 m, 200 m and 450 to 600 m deep, smaller diameter wells from the same drilling platform. Shallow and intermediate depth boreholes were competed in the same borehole. The shallowest wells use 1” diameter PVC casing. The deeper borehole was drilled 15 m away from the shallow and intermediate well locations. The intermediate and deep wells were cased using Schedule 80, 2-inch or 2.5-inch diameter, PVC casing and slotted (1 mm) screen in the boreholes. The wells were completed with steel surface casing, a surface sanitary cement seal and lockable cap. Brine sampling was conducted prior to pump testing. Sample collection, preparation and analytical methods are described in Section 11.0.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 150 of 427

Major Drilling, a Canadian drilling company with operations in Argentina, and Ideal Drilling, a Bolivian company, were contracted to carry out the drilling program.

The deep boreholes were drilled using HQ-diameter size, triple-tube core recovery methods. During drilling, core was retrieved and stored in metal boxes for subsequent geological analysis. The shallow and medium depth boreholes were drilled with tricone 5 ½” diameter rotary methods. Description of continuous core from the deep borehole served as overall characterization of lithologies for the location of the platform. A photo of the black sand targeted in DDH19D-001 is shown in Figure 10.1.

All borehole locations and their associated platforms are presented in Figure 10.2. Brine concentrations averaged across select intervals are presented in Table 10.7 Brine sample collection is summarized in Section 11.4.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 151 of 427

Table 10.6 Borehole Drilling Summary for the DDH Program Conducted in 2017 and 2019
DD Borehole ID	Piezometer Name	Screen Diameter	Plataform	Contractor	Total Depth (m)	Screen Top (mbtw)	Screen Base (mbtw)	X Coordinate	Y Coordinate
DD17S-001	ML-001	2"	1	IDEAL	200	109.40	174.80	3424377.00	7378282.00
DD17S-001	SL-001	1"	1	IDEAL	50	23.80	47.73	3424377.00	7378282.00
DD17D-001	DL-001	2.5"	1	IDEAL	450	265.50	444.00	3424392.00	7378275.00
DD17D-002B	DL-002	2"	4	IDEAL	450	343.36	444.24	3427266.00	7396185.00
DD17S-002	ML-002	2"	4	IDEAL	189.1	109.20	168.70	3427273.00	7396180.00
DD17S-002	SL-002	1"	4	IDEAL	50	23.80	47.73	3427273.00	7396180.00
DD17S-003	ML-003	2"	9	IDEAL	200	151.72	193.30	3430870.00	7404487.00
DD17D-003	DL-003	2.5"	9	IDEAL	650	292.60	636.10	3430861.00	7404476.00
RC17D-003	DL-003 B	2.5"	9	Major	648	221.20	642.00	3430859.00	7404497.00
RC17S-004	ML-004	2"	2	Major	200	122.75	194.00	3422991.00	7379367.00
RC17S-004	SL-004	1"	2	Major	50	23.80	47.73	3422991.00	7379367.00
DD17D-004	DL-004	2.5"	2	IDEAL	650	427.68	617.57	3423010.00	7379367.00
RC17D-004 B	DL-004 B	2.5"	2	Major	550	196.92	547.30	3423006.00	7379355.00
RC17S-004 B	SL-004B	2.5 "	2	IDEAL	50	14.30	50.00	3423001.00	7379362.00
DD17D-005	DL-005	2.5"	7	IDEAL	604.55	309.25	576.77	3429086.00	7400627.00
RC17S-005	ML-005	2"	7	Major	192	115.00	186.40	3429092.00	7400696.00
RC17S-006	ML-006	2"	3 13 14	Major	200	122.70	194.00	3427230.00	7392980.00
RC17S-006	SL-006	1"	3 13 14	Major	50	23.80	47.73	3427230.00	7392980.00
DD17D-006B	DL-006	2.5	3 13 14	IDEAL	450	255.90	443.95	3427245.00	7393001.00
RC17S-007	SL-007	1"	8 15	Major	50	23.80	47.73	3429894.00	7398465.00
RC17S-007	ML-007	2"	8 15	Major	200	110.10	175.50	3429894.00	7398465.00
DD17D-007	DL-007	2.5"	8 15	IDEAL	450	217.10	436.70	3429885.00	7398456.00
RC17S-008	ML-008	2.5"	6	Major	160	86.10	151.50	3431846.00	7398167.00
DD17D-008	DL-08	2"	6	Major	447	267.30	439.56	3431865.00	7398168.00
RC17S-009	SL-009	2"	11 12	Major	50	23.80	47.73	3432230.00	7407612.00
RC17S-009	ML-009	2.5"	11 12	Major	200	122.90	194.00	3432230.00	7407612.00
DD17D-009	DL-09	2.5"	11 12	Major	450	218.00	444.05	3432221.00	7407596.00
RC17S-010 B	ML-010	2.5"	5	Major	200	115.97	187.1	3429367.00	7395232.00
RC17S-010 B	SL-010	2"	5	Major	50	23.80	47.73	3429367.00	7395232.00

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 152 of 427

Table 10.6 Borehole Drilling Summary for the DDH Program Conducted in 2017 and 2019
DD Borehole ID	Piezometer Name	Screen Diameter	Plataform	Contractor	Total Depth (m)	Screen Top (mbtw)	Screen Base (mbtw)	X Coordinate	Y Coordinate
DD17D-010	DL-10	2.5"	5	Major	450	230.10	444.40	3429348.00	7395235.00
RC17S-011	ML-011	2.5"	16	Major	200	101.00	166.00	3433260.00	7411045.00
DD17D-011	DL-011	2.5"	16	IDEAL	450	235.80	444.00	3433255.00	7411065.00
RC17S-012	ML-012	2.5"	10	Major	200	128.94	194.39	3433213.00	7405310.00
DD17D-012	DL-012	3"	10	Major	451.65	204.34	436	3433225.00	7405308.00
RC17S-13	SL-13	1"	18	IDEAL	50	23.8	47.6	3426671.00	7379792.00
RC17S-13	ML-013	2"	18	IDEAL	200	122.7	194	3426671.00	7379792.00
DD17D-013	DL-013	2.5"	18	IDEAL	450	279.18	443	3426658.00	7379792.00
DD17D-014	DL-014	2.5"	17 20	IDEAL	431.35	238	425.03	3426361.00	7387640.00
RC17S-014	ML-014	2.5"	17 20	IDEAL	200	104.75	194.9	3426381.00	7387647.00
RC17S-014	SL-014	1"	17 20	IDEAL	26.7	2.9	26.7	3426361.00	7387640.00
DD18D-001	Cemented	2.5"	CN-10	IDEAL	300	Cemented	Cemented	3430069.00	7403904.00
DD18D-002	Cemented	2.5"	CN-14	IDEAL	300	Cemented	Cemented	3431478.00	7406690.00
DD18D-003	Abandoned	2.5"	CN-19	IDEAL	13	Abandoned	Abandoned	3428499.00	7398500.00
DD18D-004	Cemented	2.5"	CN-02	IDEAL	300	Cemented	Cemented	3427303.00	7397557.00
DD18D-005	Cemented	2.5"	CS-28	IDEAL	300	Cemented	Cemented	3424500.00	7382499.00
DD18D-006	Cemented	2.5"	CS-31	IDEAL	300	Cemented	Cemented	3426650.00	7385299.00
DD18D-007	Cemented	2.5"	P-17	IDEAL	300	Cemented	Cemented	3424250.00	7385700.00
DD19D-001	DD19D-001	-	1	Hidrotec	632	-	-	3424376.00	7378282.00
DD19D-PE09	DD19D-PE09	2”	PE-09	Hidrotec	358	42	352	3419473.00	7374367.00

Note: DD = diamond drilling, DDH = diamond drill hole, mbtw = metres below top of well.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 153 of 427

Figure 10.1 Black Sand in DD19D-001

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 154 of 427

Figure 10.2 Borehole Locations and Associated Drilling Platforms

Image Source: Google Earth 2016
EXPLANATION
Properties Controlled by Minera Exar
Resource Evaluation Area
Watershed Boundary
Locations (2010 to 2012*)
Locations 2017 Platform
Locations 2018 Platform
*LAC, 2012
Locations
PLATFORM
W = well
DL = deep piezometer
ML = middle piezometer
SL = shallow piezometer
PB = pumping well, PE = reverse circulation exploration well,
PT = piezometer, DD = diamond drill corehole,
DDH = diamond drill corehole,
CU = piezometer, CW = pumping well
N
0 1 2 3 4 5
Kilometers
MINERA EXAR
CAUCHARI - OLAROZ PROJECT
WELL LOCATION MAP
MONTGOMERY & ASSOCIATES
Water Resource Consultants
2019
POSGAR 1994 Argentina Zone3

Source: Burga et al. (2020)

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Table 10.7 Brine Concentrations (mg/L) Averaged Across Selected Depth Intervals for DDH Program Boreholes 2017-2019
DD Borehole ID	From – To (m)	Lenth (m)	Li (mg/L)	K (mg/L)	Mg (mg/L)	H3BO3 (mg/L)	SO4 (mg/L)	Mg/Li
DL-001	0-100	100	574.0	5465.0	1584.0	5953.0	18996.0	2.8
DL-001	100-200	100	549.0	5368.0	1645.8	5782.8	20878.7	3.0
DL-001	200-300	100	502.3	4661.1	1674.6	6076.0	24260.6	3.3
DL-001	300-400	100	585.2	5186.1	1230.1	4477.4	22927.4	2.1
DL-001	400-450	50	579.4	4897.2	1230.1	5273.0	24900.6	2.1
DD19D-001	450-632	182	559.7	4768.0	1309.4	4604.7	18795.7	2.3
DL-002	0-100	100	528.0	3867.0	1182.0	6404.0	15717.0	2.2
DL-002	100-200	100	519.0	4129.0	1168.0	6355.0	15695.0	2.3
DL-002	200-300	100	588.0	4113.0	1172.0	6397.0	15578.0	2.0
DL-002	300-400	100	515.0	4208.0	1208.0	6781.0	15785.0	2.3
DL-002	400-450	50	511.6	4214.3	1315.4	6820.8	15955.8	2.6
DL-003B	0-250	250	805.9	6349.2	1271.1	9181.9	20757.0	1.6
DL-003B	250-300	50	770.5	5760.3	1289.0	9417.1	22503.2	1.7
DL-003B	300-400	100	807.2	5907.1	1235.2	9502.7	23114.7	1.5
DL-003B	400-500	100	767.3	4774.6	1609.0	7210.6	16808.4	2.1
DL-003B	500-600	100	730.8	4409.2	1814.8	6747.7	16686.6	2.5
DL-004B	0-200	200	652.9	4400.8	1594.7	4775.6	21278.4	2.4
DL-004B	200-300	100	679.0	5426.6	1831.9	4771.0	22094.8	2.7
DL-004B	300-400	100	733.2	5499.0	1936.9	4900.2	24440.0	2.6
DL-004B	400-500	100	757.0	5653.2	1871.8	4859.6	24786.3	2.5
DL-005	0-100	100	686.0	6100.5	1127.0	9205.9	31482.5	1.6
DL-005	100-200	100	685.4	5887.4	1101.6	8821.4	30967.2	1.6
DL-005	200-300	100	696.5	5938.9	1124.2	8645.7	31649.8	1.6
DL-005	300-375	75	766.1	6688.0	1349.8	8519.3	24563.2	1.8

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Table 10.7 Brine Concentrations (mg/L) Averaged Across Selected Depth Intervals for DDH Program Boreholes 2017-2019
DD Borehole ID	From – To (m)	Lenth (m)	Li (mg/L)	K (mg/L)	Mg (mg/L)	H3BO3 (mg/L)	SO4 (mg/L)	Mg/Li
DL-006	0-100	100	534.6	4775.0	1275.8	6196.5	17131.5	2.4
DL-006	100-200	100	552.0	4601.0	1299.0	6990.0	15762.0	2.4
DL-006	200-300	100	561.0	4627.0	1352.0	6782.0	14510.0	2.4
DL-006	300-400	100	534.0	4627.0	1357.0	7034.0	15607.0	2.5
DL-007	0-100	100	446.0	3741.8	434.9	11671.4	46958.1	1.0
DL-007	100-200	100	481.7	4223.7	705.2	9843.0	43842.5	1.5
DL-007	200-300	100	459.9	3766.3	422.6	11646.9	51584.5	0.9
DL-007	300-400	100	448.9	3865.7	425.2	11771.7	54743.3	0.9
DL-008	0-100	100	315.1	2240.6	1260.4	3517.3	11319.9	4.0
DL-008	100-200	100	315.9	2281.5	1275.3	3201.1	11115.0	4.0
DL-008	200-300	100	237.0	1968.0	1172.0	2468.0	9528.0	4.9
DL-008	300-400	100	267.0	2064.0	1236.0	3837.0	10212.0	4.6
DL-009	0-100	100	782.0	5295.0	1170.0	10505.0	19910.0	1.5
DL-009	100-200	100	769.9	5205.7	1054.6	10680.3	20040.8	1.4
DL-009	200-300	100	689.0	4034.0	685.0	11400.0	43208.0	1.0
DL-009	300-400	100	765.0	5299.0	1325.0	10586.0	21966.0	1.7
DL-010	0-19	19	411.1	3566.6	943.0	6913.1	23817.3	2.3
DL-010	19-250	231	462.1	3733.1	766.1	8028.0	25049.6	1.7
DL-010	250-300	50	463.2	3803.3	792.4	8014.9	25964.7	1.7
DL-010	300-400	100	433.3	3379.7	520.0	10683.9	44196.6	1.2
DL-011	0-100	100	549.9	3165.0	1061.9	9470.5	17963.4	1.9
DL-011	100-200	100	523.7	3191.2	1082.8	8854.9	17539.2	2.1
DL-012	0-100	100	653.9	5788.6	1421.7	4861.0	15258.6	2.2
DL-012	100-200	100	690.8	6035.8	1452.0	5708.5	15150.0	2.1

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 157 of 427

Table 10.7 Brine Concentrations (mg/L) Averaged Across Selected Depth Intervals for DDH Program Boreholes 2017-2019
DD Borehole ID	From – To (m)	Lenth (m)	Li (mg/L)	K (mg/L)	Mg (mg/L)	H3BO3 (mg/L)	SO4 (mg/L)	Mg/Li
DL-012	200-275	75	663.7	5825.5	1428.1	4621.0	15485.4	2.2
DL-013	0-100	100	631.0	5351.0	1547.0	8882.0	25501.0	2.5
DL-013	100-200	100	585.6	4977.6	1450.6	8479.0	21838.0	2.5
DL-013	200-260	60	476.6	4545.8	1242.8	8541.8	25662.0	2.6
DL-014	0-225	225	476.0	5224.0	1094.0	4008.0	23495.0	2.3
DL-014	225-300	75	458.0	4705.0	1092.0	7155.0	24746.0	2.4
DL-014	300-400	100	453.0	4790.0	1073.0	6424.0	25694.0	2.4
ML-001	0-50	50	715.0	6104.0	2067.0	5291.0	37239.0	2.9
ML-001	50-100	50	679.0	7422.0	1701.0	5972.0	40111.0	2.5
ML-001	100-150	50	580.0	6357.0	1232.0	5904.0	29900.0	2.1
ML-002	0-50	50	641.0	4850.0	1264.0	6255.0	17492.0	2.0
ML-002	50-100	50	623.0	5164.0	1328.0	6240.0	18615.0	2.1
ML-002	100-150	50	557.1	5074.1	1093.5	4747.1	19376.0	2.0
DD19D-PE09	286-301	15	545.05	4552.8	1385.4	5168.7	19077.0	2.5
DD19D-PE09	325-340	15	532.4	4573.8	1458.05	4917.4	20328.0	2.7

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 158 of 427

10.4	Production Well Drilling

Information from the exploration drilling and pump tests was used to select the locations of the production wells that are used to pump lithium brine to the evaporation ponds. Since 2011, a total of 43 production wells have been drilled on the Property.

The production well field uses three wells drilled in 2011, these wells had a smaller diameter (8 inches). The wells drilled in 2018/2019 were drilled deeper and used a larger diameter according to the expected flow. The production wells were drilled with conventional rotary rigs and a surface casing at the top of the wells to ensure the stability of the well head over time. The design of the deeper wells used larger diameter casing in the upper 200/250 m, continuing with smaller diameter casing below. This telescopic design saves costs and drilling time. An example of brine being pumped from a well is shown in Figure 10.3.

The production wells use stainless steel screen, which guarantees a long life and avoids corrosion. The Stanley steel screen casing is inserted in each well at different intervals and is inserted facing the productive horizons of the aquifer. As a rule, the minimum length used is two metres. The solid screen casing is generally used in front of massive halite and clay layers (aquicludes and aquitards). The solid and screen casing alternate through the aquifer.

Details of the production wells and length of screened casing and solid casing used in each well are provided in Table 10.8. Well locations are shown in Figure 10.4.

Figure 10.3 Pumping Well W18-05

Source: Exar

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 159 of 427

Table 10.8 Production Well Drilling and Construction Details
Pumping Well	Year	Total Depth (m)	Coordinates		Drilling Method	Drilling Diameter (Inches)	Well Construction		Construction Material
			X	Y			Total Length of Casing Inserted (m)	Total Length of Screen Casing Inserted (m)	Solid Casing	Screen Casing
PB-03A	2011	204	7383015	3425965	Rotary	22" (0-39 m)	8" (122.9 m)	8" (77.89 m)	Carbon Steel	Galvanized Steel
						13 1/4" (39-205 m)
PB-04	2011	201	7381604	3421378	Rotary	22" (0-57 m)	8" (220.7 m)	8" (80.88 m)	Carbon Steel	Galvanized Steel
						12 1/4" (57-305 m)
PB-06A	2011	305	7377554	3419220	Rotary	18" (0-47 m)	8" (114.5 m)	8" (79.0 m)	Carbon Steel	Galvanized Steel
						12 1/4" (47-194 m)
W18-05	2018	270	7382499	3424500	Rotary	17" (0-273.7 m)	10" (138.0 m)	10" (132.4 m)	Carbon Steel	Stainless Steel
						13" (273.7-278 m)
W17-06	2018	455	7392988	3427261	Rotary	27"(0-12 m)	20" (12 m)		Carbon Steel	Stainless Steel
						17"(12-229.5 m)	10" (123.5 m)	10" (99.0 m)
						13"(229.5-455 m)	6" (35.5 m)	6" (187.0 m)
W18-06	2019	460	7385299	3426650	Rotary	27" (0-44.5 m)	20" (44 m)		Carbon Steel	Stainless Steel
						17" (44.5-253 m)	10" (104.0 m)	10" (146.0 m)
						12 1/4" (253-450 m)	6" (51 m)	6" (149.0 m)
W11-06	2019	434	7383792	3424279	Rotary	27" (0-41.3 m)	20"		Carbon Steel	Stainless Steel
						17" (41.3-212.7 m)	10" (127.5 m)	10" (74.0 m)
						12 1/4" (212.7-434 m)	6" (59.5 m)	6" (167.0 m)
W18-23	2019	484	7381500	3423500	Rotary	27" (0-36 m)	20"		Carbon Steel	Stainless Steel
						18 1/2" (36-230 m)	10" (91.5 m)	10" (134.0 m)
						12 1/4" (230-486 m)	6" (73.5 m)	6" (185.0 m)
W-04A	2019	478	7379360	3423300	Rotary	27" (0-51 m)	10" (292.0 m)	10" (181.0 m)	Carbon Steel	Stainless Steel
						17" (51-478 m)
WR-10	2019	445	7380009	3420981	Rotary	27" (0-23 m)	10" (114.5 m) 6" (33.5 m)	10" (70 m) 6" (132 m)	Carbon Steel	Stainless Steel
						18" (23-190 m)
						13 1/2" (190-355 m)

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 160 of 427

Table 10.8 Production Well Drilling and Construction Details
Pumping Well	Year	Total Depth (m)	Coordinates		Drilling Method	Drilling Diameter (Inches)	Well Construction		Construction Material
			X	Y			Total Length of Casing Inserted (m)	Total Length of Screen Casing Inserted (m)	Solid Casing	Screen Casing
WR-28	2019	464	7391301	3427390	Rotary	27" (0-65.44 m)	20"		Carbon Steel	Stainless Steel
						17 1/2" (65.44-225 m)	10" (123.5 m)	10" (97 m)
						12 1/4" (225-464 m)	6" (63.5 m)	6" (174 m)
WR-23	2019	469	7387343	3426988	Rotary	27" (0-43.5 m)	20"		Carbon Steel	Stainless Steel
						17 1/2" (43.5-214 m)	10" (100.5 m)	10" (116 m)
						12 1/4" (214-469 m)	6" (79.5 m)	6" (170 m)
W-02B	2019	505	7396259	3427137	Rotary	27" (0-41 m)	20"		Carbon Steel	Stainless Steel
						18 1/2" (41-223.8 m)	12" (103.5 m)	12" (115 m)
						15" (223.8-505 m)	8" (70.5 m)	8" (212 m)
WR-21	2019	493	7385987	3425367	Rotary	27" (0-52.8 m)	20"		Carbon Steel	Stainless Steel
						17 1/2" (52.8-230 m)	10" (129.5 m)	10" (96 m)
						14" (230-480 m)	6" (67.5 m)	6" (202 m)
W09-06	2019	355	7381651	3425959	Rotary	24" (0-47.38 m)	20"		Carbon Steel	Stainless Steel
						18" (47.38-200 m)	10" (170.5 m)	10" (125 m)
						12 1/4" (20-355 m)	6" (15.5 m)	6" (141 m)
W-2	2019	475	7382500	3423500	Rotary	27" (0-19 m)	20"		Carbon Steel	Stainless Steel
						17" (19-220 m)	10" (122.5 m)	10" (94 m)
						12 1/4" (220-470 m)	6" (56.5 m)	6" (199 m)
W-14	2019	494	7395200	3427355	Rotary	27" (0-24 m)	20"		Carbon Steel	Stainless Steel
						17" (24-212.1 m)	10" (85.5 m)	10" (124 m)
						13 1/2" (212.1-607.7 m)	6" (107.5 m)	6" (288 m)

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 161 of 427

Table 10.8 Production Well Drilling and Construction Details
Pumping Well	Year	Total Depth (m)	Coordinates		Drilling Method	Drilling Diameter (Inches)	Well Construction		Construction Material
			X	Y			Total Length of Casing Inserted (m)	Total Length of Screen Casing Inserted (m)	Solid Casing	Screen Casing
W-6	2019	514	7380503	3423495	Rotary	27" (0-26 m)	20"	27" (0-24 m)	Carbon Steel	Stainless Steel
						17 1/2" (26-210 m)	10" (128.5 m)	10" (80 m)
						13 1/2" (210-514 m)	6" (97.5 m)	6" (201 m)
W-11	2020	435	7381499	3422495	Rotary	27" (0-29 m)	20"		Carbon Steel	Stainless Steel
						17 1/2" (29-218 m)	10" (113.5 m)	10" (101 m)
						12 1/4" (218-435 m)	6" (22.5 m)	6" (193 m)
W-17	2020	680	7395459	3426522	Rotary	27" (0-26.9 m)	20"		Carbon Steel	Stainless Steel
						17 1/2" (26.9-212 m)	10" (122 m)	10" (89 m)
						12 1/4" (212-680 m)	6" (74 m)	6" (392 m)
W-15	2020	607	7393711	3426282	Rotary	27" (0-25 m)	20"		Carbon Steel	Stainless Steel
						17 1/2" (25-242 m)	10" (208 m)
						12 1/4" (242-607 m)	6" (96 m)	6" (299 m)
W-1	2019	386.6	7380788	3421631	Rotary	27" (0-30.22 m)	20"		Carbon Steel	Stainless Steel
						18" (30.22-204.95 m)	10" (99 m)	10" (98 m)
						12 1/4" (204.95-386.6 m)	6" (41 m)	6" (144 m)
WR-07	2019	338.6	7378442	3420554	Rotary	27" (0-29 m)	20"		Carbon Steel	Stainless Steel
						17" (29-220 m)	10" (154 m)	10" (84 m)
						13 1/2" (220-338.6 m)	6" (17 m)	6" (145 m)
W-9	2020	511	7378500	3422500	Rotary	27" (0-34 m)	20"		Carbon Steel	Stainless Steel
						18 1/2" (34-233 m)	10" (78 m)	10" (147 m)
						13 1/2" (233-511 m)	6" (44 m)	6" (229 m)

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 162 of 427

Table 10.8 Production Well Drilling and Construction Details
Pumping Well	Year	Total Depth (m)	Coordinates		Drilling Method	Drilling Diameter (Inches)	Well Construction		Construction Material
			X	Y			Total Length of Casing Inserted (m)	Total Length of Screen Casing Inserted (m)	Solid Casing	Screen Casing
W-18	2021	530	7396871	3427605	Rotary	27" (0-36 m)	20"		Carbon Steel	Stainless Steel
						17" (36-205 m)	10" (108.5 m)	10" (89 m)
						13 1/2" (205-530 m)	6" (33.5 m)	6" (294 m)
W10-04	2020	434.1	7377243	3421092	Rotary	27" (0-30 m)	20"		Carbon Steel	Stainless Steel
						18 1/2" (30-224.68 m)	10" (71.5 m)	10" (126 m)
						13 1/2" (224.68-434.1 m)	6" (45.5 m)	6" (168 m)
W-8	2020	308	7376655	3419086	Rotary	27" (0-34 m)	20"		Carbon Steel	Stainless Steel
						17" (34-136 m)	10" (89.5 m)	10" (45 m)
						13 1/2" (136-308 m)	6" (10.5 m)	6" (149 m)
W-16	2020	715	7394024	3227420	Rotary	27" (0-31.2 m)	20"		Carbon Steel	Stainless Steel
						17" (31.2-240 m)	10" (158.5 m)	10" (78 m)
						13 1/2" (240-715 m)	6" (69.5 m)	6" (392 m)
WR-03	2021	366	7376056	3420007	Rotary	27" (0-40.5 m)	20"		Carbon Steel	Stainless Steel
						17" (40.5-211 m)	10" (55.5 m)	10" (134 m)
						13 1/2" (211-366 m)	6" (16.5 m)	6" (140 m)
W-7	2020	565	7375500	3421500	Rotary	27" (0-28 m)	20"		Carbon Steel	Stainless Steel
						17 1/2" (28-220.7 m)	10" (68.5 m)	10" (147 m)
						13 1/2" (220.7-561.81 m)	6" (48.5 m)	6" (295 m)
W-12	2020	530	7383998	3426498	Rotary	27" (0-30 m)	20"		Carbon Steel	Stainless Steel
						17" (30-214.8 m)	10" (108.5 m)	10" (102 m)
						13" (214.8-499 m)	6" (39.5 m)	6" (272 m)
10 5/8” (499-530 m)

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 163 of 427

Table 10.8 Production Well Drilling and Construction Details
Pumping Well	Year	Total Depth (m)	Coordinates		Drilling Method	Drilling Diameter (Inches)	Well Construction		Construction Material
			X	Y			Total Length of Casing Inserted (m)	Total Length of Screen Casing Inserted (m)	Solid Casing	Screen Casing
W-5	2021	675	7394545	3426260	Rotary	27" (0-30 m)	20"		Carbon Steel	Stainless Steel
						17" (30-211 m)	10" (143.5 m)	10" (54 m)
						13 1/2" (211-675 m)	6" (65.5 m)	6" (398 m)
W-19	2021	571.2	7397593	3428178	Rotary	27" (0-41 m)	20"		Carbon Steel	Stainless Steel
						18" (41-223.4 m)	10" (88.5 m)	10" (127 m)
						13 1/2" (223.4-571.2 m)	6" (33.5 m)	6" (314 m)
W-13	2021	578	7397557	3427303	Rotary	27" (0-33 m)	20"		Carbon Steel	Stainless Steel
						17 1/2" (33-218 m)	10" (132 m)	10" (78 m)
						12 1/4" (218-578 m)	6" (72 m)	6" (286 m)
W-10	2021	493	7375500	3421500	Rotary	27" (0-23 m)	20"		Carbon Steel	Stainless Steel
						17 1/2" (23-218 m)	10" (159.5 m)	10" (59 m)
						12 1/4" (218-490 m)	6" (111.5 m)	6" (158 m)
W-4	2021	696	7399263	3428517	Rotary	27" (0-12 m)	20"		Carbon Steel	Stainless Steel
						17 1/2" (12-210 m)	10" (43.5 m)	10" (160 m)
						12 1/4" (210-696 m)	6" (302.5 m)	6" (166 m)
W-42	2021	416	7382929	3422340	Rotary	27" (0-32 m)	20"		Carbon Steel	Stainless Steel
						17" (12-245 m)	10" (154 m)	10" (84 m)
						13 1/2" (245-416 m)	6" (17 m)	6" (145 m)
W-31	2023	650	7382440	3425495	Rotary	26" (0-26.1 m)	20"		Carbon Steel	Stainless Steel
						19" (26.1-237.5 m)	12" (128 m)	12" (102 m)
						15" (237.5-645.4 m)	8" (63 m)	8" (342 m)
12 1/4" (645.4-650 m)

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 164 of 427

Figure 10.4 Pumping Wells Location

3415000
3420000
3425000
3430000
3435000
3440000
7410000
7405000
7400000
7395000
7390000
7385000
7380000
W17-12
PDA-2
W-4 (P41)
W09-01
W-19 (P38)
W-18 (P29)
W02B (P15)
W-13 (P39)
W-17 (P23)
W-5 (P36)
W-14 (P20)
W-16 (P32)
W-15 (P25)
W17-06 (P5)
WR-28 (P11)
WR-24 (P13)
WR-23 (P12)
WR-21 (P16)
W18-06 (P6)
W11-06 (P7)
W-12 (P35)
W-42 (P42)
PB-3A (P1)
W18-05 (P4)
W-2 (P19)
W09-06 (P17)
PB-4 (P2)
W-11 (P22)
W18-23 (P9)
W-1 (P26)
W-6 (P21)
WR-10 (P10)
W-04A (P8)
WR-07 (P27)
W-9 (P28)
PB-6A (P3)
W10-04 (P30)
W-8 (P31)
W-7 (P34)
WR-3 (P33)
W-10 (P40)
Rerferencias
Pozos producción
Propiedad minera
Area de Recurso (2019)

Note: orange area = 2019 Mineral Resource area, black dot = production well, black line = mineral property.

Source: Exar (2024)

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10.5	Exploration Diamond Drilling (DDH) Borehole and Production Well Drilling Program 2022-2024

The objective of this drilling program was to increase knowledge of the southern sector of Cauchari, outside of the previously certified resource area in the basin. In this new sector, three HQ diameter diamond drill holes were advanced, to a maximum depth of 600 m. Relevant information was obtained in terms of lithology, drilling cores, brine sampling and the continuity of deep production levels. The drilling program is summarized in Table 10.9.

To complement this exploration program in order to determine the hydraulic parameters of the area, 6 wells were drilled with the construction characteristics of production wells. These wells reached a depth of 700 m, are cased in 12" for the first 250 m and then in 8" at the bottom. In these wells, pumping tests are currently being carried out to determine the flow rates and chemical composition.

Based on these exploration campaigns, progress was made in understanding the southern sector of the Cauchari basin. Further work will be required to define a new resource in the 15,000-ha area known as "Cauchari Sur.” Well details are presented on Table 10.9 and lithological profiles are presented in Figure 10.5 through Figure 10.12. Borehole locations are presented in Figure 10.13.

10.6	Conclusion

The QP, David Burga, determined that the drilling work was done to industry standards and that there were no factors that could materially impact the accuracy and reliability of the results. The drilling work was appropriate to be used in the Mineral Resource Estimate and Mineral Reserve Estimate. The recommendation is made to update the Mineral Resource Estimate and Mineral Reserve Estimate.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 166 of 427

Table 10.9 Borehole Drilling Summary for the DDH and Production Well Drilling Program Conducted in 2022 and 2024
Borehole ID	Piezometer Name	Screen Diameter	Type	Plataform	Contractor	Total Depth (m)	Screen Top (mbtw)	Screen Base (mbtw)	Coordinates
									X	Y
DD19D-05		2''	DDH	DD19D-05	Conosur	415	41,07	410,97	3420723	7371919
DD19D-06	DD19D-06 BIS	2''	DDH	DD19D-06	Conosur	88	12	84	3422112	7368852
DD19D-07		8'', 12''	Rotary	DD19D-07	Wichi Toledo	493,7	90	421	3420882	7367309
DD19D-08		8'', 12''	Rotary	DD19D-08	Wichi Toledo	624	96	608	3421788	7365110
DD19D-11		8'', 12''	Rotary	DD19D-11	Wichi Toledo	706,8	72,11	700,23	3422049	7360087
DD19D-13		8'', 12''	Rotary	DD19D-13	Wichi Toledo	465	70	537	3420167	7358999
DD19D-15		8'', 12''	Rotary	DD19D-15	Wichi Toledo	652,83	66	607	3419956	7356406
DD19D-26 BIS	DD19D-26	8'', 12''	Rotary	DD19D-26	Wichi Toledo	533	80	524	3419508	7363138

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 167 of 427

Figure 10.5 DD19D-05 Lithological Profile	Figure 10.6 DD19D-06 Lithological Profile

Source: Exar	Source: Exar

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 168 of 427

Figure 10.7 DD19D-07 Lithological Profile	Figure 10.8 DD19D-08 Lithological Profile

Source: Exar	Source: Exar

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 169 of 427

Figure 10.9 DD19D-11 Lithological Profile	Figure 10.10 DD19D-13 Lithological Profile

Source: Exar	Source: Exar

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 170 of 427

Figure 10.11 DD19D-15 Lithological Profile	Figure 10.12 DD19D-26 BIS Lithological Profile

Source: Exar	Source: Exar

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 171 of 427

Figure 10.13 2022-2024 Drill Hole Locations

EXAR
W-10 (P40)
DD19D-09
DD19D-05
DD19D-06
DD19D-07
DD19D-08
DD19D-26
DD19D-11
DD19D-13
DD19D-15
Rerferencias
Pozos DDH
Pozos Rotary
Pozos productores
Area de nuevo recurso
Propiedad minera
0
3
6 km
3410000
3415000
3420000
3425000
3430000
3435000
7375000
7370000
7365000
7360000
7355000
7350000
7345000
7340000

Source: Exar (2024)

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 172 of 427

11.0	Sample Preparation, Analyses and Security

11.1	Sampling Method and Approach

Exar established the following procedures for sample preparation, analyses and security at the Project from 2010 to 2012. These procedures are discussed in the 2017 Feasibility Study, authored by Burga et al. Drilling, brine sampling and pumping tests for the 2017-2019 campaigns were supervised by Exar personnel.

Drilling was subject to daily scrutiny and coordination by Exar geologists. On the drill site, the full drill core boxes are collected daily and brought to the core storage warehouse where the core is laid out, measured, logged for geotechnical and geological data, and photographed.

Core boxes are placed on core racks and covered with a black PVC sheet to protect the integrity of the core and stored outside. RBRC values were not measured during the 2017 to 2018 drilling program, however, 33 drill samples were tested for RBRC during the 2019 drilling campaign and results were in line with other RBRC sampling. The core was well logged to include the lithological data required for the Mineral Resource Estimate.

11.2	Rotary Drilling Sampling Methods

Rotary drilling was conducted by Hidrotec and Wichi Toledo for the purpose of installing pumping wells for testing purposes. Exar personnel recorded the time it took to advance 1 m and sampled the cuttings by placing them in a rock chip tray (Figure 11.1) and brought back to the field office for logging. Samples were not taken during rotary drilling for chemical analysis.

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Figure 11.1 Rock Chip Tray with Dry and Wet Samples

Source: King, Kelley, Abbey, (2012).

11.3	Diamond Drilling Borehole Solids Sampling Methods

Diamond drilling was performed by Major Drilling and Ideal Drilling. During diamond drilling, PQ or HQ diameter cores were collected through a triple tube sampler. The cores were taken directly from the triple tube and placed in wooden or metal core boxes for geologic logging, sample collection, and storage. During the 2009-2011 drilling, undisturbed geologic samples were collected by driving a two-inch diameter, five inch long PVC sleeve sampler into the core at three metre intervals (Figure 11.2 and Figure 11.3). The DD boreholes were used to help select the pumping well locations.

During the 2009-2011 drilling campaigns, a total of 1,244 undisturbed samples were collected from the cores of DDH-1 through DDH18. Undisturbed samples were shipped to D.B. Stephens & Associates Laboratory in the USA for analysis of geotechnical parameters, including: RBRC (total of 865 samples), particle size (total of 58 samples), and dry bulk density (total of 36 samples). Geotechnical analytical methods are described in Section 11.8.

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Figure 11.2 Collecting an Undisturbed Sample

Source: King, Kelley, Abbey, (2012).

Figure 11.3 Collecting an Undisturbed Sample from Core

Source: Exar

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11.4	Diamond Drilling Borehole Brine Sampling Methods

Samples were further analyzed in the field laboratory for confirmation of field parameters. After analysis of field laboratory parameters, brine samples were split into three clean 250 ml, clean, plastic sample bottles. The three bottles were tagged with pre-printed tag numbers. Two bottles were used per sample, one for density and one for geochemistry, which was shipped to ASL in Jujuy or sent to the onsite Exar laboratory. One sample was maintained in the Exar field office, as a backup.

11.5	Sampling Preparation, Analysis and Security

There is an established and firm chain of custody procedure for Project sampling, storage, and shipping. Samples were taken daily from the drill sites and stored at the on-site facility. All brine samples were stored inside a locked office, and all drill cores were stored inside the core storage area on site. Brine samples were taken by Exar staff to the on-site laboratory or transported to Jujuy in a company truck. Solid samples were periodically driven in Project vehicles to Jujuy, approximately three hours from the site. In Jujuy, solid samples were delivered to a courier (DHL) for immediate shipment to the appropriate analytical laboratory.

Brine samples were analyzed by Alex Stewart Argentina S.A. (ASA) and the internal Exar laboratory. ASA is an ISO 9001 and ISO 14001 certified laboratory with facilities in Jujuy and Mendoza, Argentina and headquarters in England. The internal Exar laboratory handles samples from the pilot processing plant and hydrogeology and is not a certified laboratory.

Analytical methods for all brine samples are described in Section 11.6.1. Quality Assurance/Quality Control (QA/QC) for brine samples collected is discussed in Section 12.0.

D.B. Stephens and Associates Laboratory in Albuquerque, New Mexico, USA was used for the geotechnical property analyses of the undisturbed core samples from the DD Borehole Program in the 2009-2011 drilling campaigns. D.B. Stephens and Associates is certified by the U.S. Army Corps of Engineers and is a contract laboratory for the U.S. Geological Survey.

11.5.1	Brine Samples from the Piezometers

Piezometers were installed for sampling prior to pump testing. These samples were collected at 20 m intervals using bailers. Bailers would be manually lowered to the desired depth, pulled up one metre quickly to fill the bailer then lowered slowly to obtain a sample at the desired depth. Brine from the bailer would be used to rinse out a plastic bucket and then the remainder of the brine would be emptied into the bucket. Brine from the bucket would be used to rinse out three 250 ml bottles before being filled with a sample and marked with the borehole and depth. Back at the field office, samples would be logged into a field book and assigned a unique sample code and any identifying information about the borehole would be removed from the bottle using rubbing alcohol. Data from the logbook is then entered into the sampling database.

Samples were not filtered after collection because the pumping wells produced brine with negligible suspended solids.

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11.5.2	Brine Samples from the Pumping Test Program

In 2017-2019 each well had a pump test to help define the pumping rate and lithium concentration. 2018 pumping production wells helped define the lithium concentration and flow rate in each location where the production wells are being drilled. The first test is well development which lasts for 7 days to clean the well, generally starting with 20 hz, then ramping up to clear the silt and sediment. Prior to taking samples the well is developed to clean all the fine sediments in the area immediately adjacent to the screen. The development lasts from 3 to 7 days. The well is considered developed when the percentage of solids during pumping is less than 0.1 ml measured in an Imhoff cone (Figure 11.4). Measurements are taken with the frequency shown in Table 11.1. The parameters measured include dynamic water level, flow (m3/h), and turbidity. After the test is done, recovery is measured using a water level tape with readings being taken with the same frequency shown in Table 11.1 until 95% recovery is achieved. During and after the pumping tests, technicians measure the drawdown and recovery of nearby wells.

Table 11.1 Summary Pumping Test Measurement Frequency
Time	Frequency of Sampling
0-5 minutes	Every 30 seconds
5-10 minutes	Every minute
10-30 minutes	Every 2 minutes
30-60 minutes	Every 5 minutes
1 – 2 hours	Every 10 minutes
2 – 3 hours	Every 20 minutes
3 – 4 hours	Every 30 minutes
4 hours – end	Hourly

Figure 11.4 Measuring Sediment in an Imhoff Cone

Source: Exar.

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Once the water level has recovered to 95%, a short sampling pump test (2-4 hours) is conducted. This test is to find the maximum pumping rate without draining the well. The well is allowed to recover afterwards.

An 8-12 hour, pumping rate test follows, which is broken up into 4 parts at 25% of the maximum pumping rate, 50% of the maximum pumping rate, 75% of the maximum pumping rate and 100% of the maximum pumping rate. This test is to see which rate the well stabilizes at. The well is allowed to recover afterwards.

The final pump test is a constant rate pump test that is conducted for a minimum of 7 days. Water measurements are taken with the same frequency listed on Table 11.1. Brine sampling is done at 10 min, 30 min, 60 min, 2 h, and then every 4 hours to the end of the test. Brine from a valve on the side of the hose coming out of the well would be used to rinse out a plastic bucket and then refilled. Brine from the bucket is used to rinse out three 250 ml bottles before being filled with a sample and marked with the borehole and date. Back at the field office, samples would be logged into a field book and assigned a unique sample code and any identifying information about the borehole is removed from the bottle using rubbing alcohol. Data from the logbook is then entered into the sampling database.

11.6	Brine Analysis

11.6.1	Analytical Methods

ASA in Jujuy and the on-site Exar laboratory were the primary laboratories for analysis of brine samples. In order to provide a quick response, ASA used Inductively Coupled Plasma (“ICP”) as the analytical technique for the primary constituents of interest, including sodium, potassium, lithium, calcium, magnesium, and boron. Samples were diluted by 100:1 before analysis. Density was measured via pycnometer and sulphates were measured using the gravimetric method. The argentometric method was used for assaying chloride and volumetric analysis (acid/base titration) was used for carbonates (alkalinity as CaCO3).

In the internal Exar laboratory, a 20 g sample is taken from the 250 ml bottle. The sample is entered into the laboratory database. Sulphates were measured using the gravimetric method and volumetric analysis (acid/base titration) was used for calcium, magnesium and chloride. Brine samples were diluted before being passed through the AA spectrometer which analyzes Li, Na, and K.

A larger laboratory was built on site to handle the increased number of samples to be tested along the production circuit. Once exploration was complete and production commenced, The Company used the internal laboratory exclusively. This resulted in quicker analysis times which allowed for better monitoring of project activities. Samples are taken at the following points:

•	Production Wells – 1 sample per week;

•	Evaporation Ponds – 1 sample per pond per week;

•	Liming Plant – 2 samples per day;

•	Post Concentration Ponds – 1 composite per week for the first pond with the remaining ponds sampled daily;

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•	Solvent Extraction – 2 samples per day taken at various points;

•	Purification Plant – 2 samples per day;

•	KCl Circuit – 2 samples per day; and

•	Carbonation – 1 sample taken every 2 tons.

The control room in geology also constantly monitors various points along the process circuit (i.e. – vapor distribution and freshwater pressure) and can inform the appropriate group if specifications are not being met.

The laboratory can process 100-150 samples per day. A Laboratory Information Management System was installed in 2020.

11.6.2	Sample Security

There is an established and firm chain of custody procedure for Project sampling, storage and shipping. Samples were taken daily from the drill sites and stored at the core storage facility on site. Brine samples are taken by Exar personnel to the on-site analytical laboratory or by truck to the Alex Stewart facility in Jujuy.

11.7	Sample Preparation Analysis and Security Conclusions and Recommendations

The field sampling, preparation, security, and analysis of drill core and brines from the piezometers and pumping tests and production wells are adequate and are being executed to industry standards. Security procedures are adequate for the sampling program. The recommendation is made that sample books with dedicated tickets be used for future sampling. It is also recommended that a separate building be dedicated to the storage of the duplicate sample bottles and that a selection of samples of low, medium, and high-grade lithium be submitted to Alex Stewart for analysis.

The Company was ISO 9001 certified in 2023, but this certification expired in 2024. The recommendation is made for the Exar internal lab to seek ISO 17025 certification for analytical laboratories.

11.8	Geotechnical Analysis

11.8.1	Overview

D.B. Stephens and Associates Laboratory carried out selected geotechnical analyses on undisturbed samples from the geologic cores (DDH-1 through DDH-18), from the 2009-2011 drilling campaigns as summarized in Table 11.2. RBRC results were used in the Resource Estimate (King, 2010b) to estimate the volume of recoverable brine present in various geological materials. 33 RBRC samples were taken from DD19D_PE09 from the 2019 drilling campaigns.

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Table 11.2 Summary of Geotechnical Property Analyses
Analysis	Procedure
Dry bulk density	ASTM D6836
Moisture content	ASTM D2216, ASTM D6836
Total porosity	ASTM D6836
Specific gravity (fine grained)	ASTM D854
Specific gravity (coarse grained)	ASTM C127
Particle size analyses	ASTM D422
Relative brine release capacity	Developed by D.B. Stephens (see Section 11.9.2)

11.9	Analytical Methods

Results of dry bulk density, moisture content, and total porosity are geotechnical parameters and are not used in the Mineral Resource and Reserve Estimates. The results of those tests are not discussed here.

11.9.1	Specific Gravity

Specific gravity testing was conducted for four formation samples (012714, 012715, 012716, and 012743). Density results for these samples ranged from 2.47 g/cm3 to 2.75 g/cm3. It was subsequently determined that these values could be skewed due to the high salt content. Consequently, no attempt was made to apply these measured values to the remaining samples, and an assumed particle density of 2.65 g/cm3 was used for all other samples.

11.9.2	Relative Brine Release Capacity (RBRC)

The RBRC method was developed by D.B. Stephens and Associates Laboratory, in response to some of the unique technical challenges in determining porosity for brine-saturated samples (Stormont, et al., 2010). The method predicts the volume of solution that can be readily extracted from an unstressed geologic sample.

According to the RBRC method, undisturbed samples are saturated in the laboratory using a site- specific brine solution. The bottom of the sample is then attached to a vacuum pump using tubing and permeable end caps and are subjected to a suction of 0.2 to 0.3 bars for 18 to 24 hours. The top of the sample is fitted with a perforated latex membrane that limits atmospheric air contact with the sample, to avoid evaporation and precipitation of salts. Depending on the pore structure of the material, there may be sufficient drainage so that a continuous air phase is established through the sample. The vacuum system permits testing multiple samples simultaneously in parallel. After extraction, the samples are oven dried at 110°C.

The volumetric moisture (brine) content of the sample is calculated based on the density of the brine, the sample mas`s at saturation, and the sample mass at “vacuum dry”. The difference between the volumetric moisture (brine) content of the saturated sample and the volumetric moisture (brine) content of the ‘vacuum dry’ sample is the specific yield or “relative brine release capacity”.

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RBRC test samples are taken in the field during drilling. Mr. Burga was not present on site at the time that RBRC sampling was being conducted and could not obtain a sample for verification purposes. Once the samples dry and the salts in the brine precipitate, the characteristics of the sample change and cannot be relied upon. D.B. Stephens and Associates Laboratory is an independent laboratory, and results were obtained directly from the laboratory for verification purposes. No errors were noted.

11.9.3	Particle Size Analysis

Particle size analyses were carried out on 58 undisturbed samples after the drainable porosity testing was completed. Uniformity and curvature coefficients (Cu and Cc) were calculated for each sample and samples were classified according to the USDA soil classification system.

11.9.4	Exar Porosity Test Lab

In addition to the on-site analytical laboratory, the Project site also has a porosity test lab. This lab tests total porosity (as opposed to drainable porosity) which helps to distinguish between types of halites and clays and silts. Samples dried in an oven at 70 degrees Celsius, weighed, measured, and then put through a gas pycnometer. Volume, porosity, and density are obtained. Samples are photographed and given a bar code, and the equipment is calibrated at the end of each day.

The lab also conducts grain size analysis on the gravel pack used by the drillers for well construction.

It should be noted that results from the Exar Porosity Test Lab have not been used for Mineral Reserve Estimate Purposes (porosity values are not considered in the Mineral Resource Estimate).

The Exar Porosity Test Lab was no longer operational in 2024.

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12.0	Data Verification

12.1	Overview

The Data Verification for data obtained prior to the 2017-2019 drilling campaigns is elaborated in the 2017 Feasibility study (Burga et al., 2017).

Since the Mineral Resource Estimate and Mineral Reserve Estimate were not being updated for this Technical Report, verification samples were not collected during the 2024 site visit.

12.2	Site Visits

Mr. D. Burga visited the site and the Exar office on January 24 and 25, 2017, February 18-21, 2019, and June 10-12, 2019. Project features inspected and reviewed during these visits, which are relevant to data verification, included the following:

•	Several drill hole locations were visited, and several active pumps were observed;

•	27 brine samples were obtained from 13 wells

•	5 duplicate samples were taken from the sample storage tent;

•	4 standard samples were collected for analysis;

•	Review of Exar sampling procedures;

•	Inspection of the 2017-2019 Project database;

•	Inspection of digital laboratory certificates for the Exar brine dataset, and the Project database;

•	The sample storage facility and security systems were observed and are considered appropriate; and

•	Tours of the Exar Analytical Lab and the Exar Grain Size Analysis were conducted.

Mr. D. Burga conducted interviews with Exar employees who were present during the drilling and pump testing of the new wells.

Digital copies of the lab certificates were obtained directly from Alex Stewart and compared to the Exar database.

Mr. D. Burga visited the site and the Exar office between November 19 and 25, 2024. Project features inspected and reviewed during these visits, which are relevant to data verification, included the following:

•	One production well (P26) was observed;

•	Tour of Production Well Control Room;

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•	Review of Exar sampling procedures;

•	Inspection of the 2019-2024 Project database;

•	Inspection of digital laboratory certificates for the Exar brine dataset, and the Project database;

•	The sample storage facility and security systems were observed and are considered appropriate; and

•	Tour of the Exar Analytical Lab was conducted.

Digital copies of the lab certificates were obtained directly from Exar laboratory and compared to the database.

12.3	February 2019 Site Visit and Due Diligence Sampling

Mr. D. Burga collected 23 brine samples during his site visit from 10 wells during the site visit. Each sample consisted of three 250 ml plastic bottles. 4 samples were taken from pumping well sites (PB-06, W18-05, W11-06, and PB-03). For the pumping well samples, a valve was opened on the main pipe coming out of the well, a plastic pail was rinsed with brine, filled again and then the brine was used to rinse out each sample bottle before being filled with the sample. 19 samples were taken from various depths in six different observation piezometers (DL-014, ML-014, DL-005, W-05, DL-09, and ML-09). A bailer was lowered to the desired depth, pulled up a metre and lowered again to obtain a sample at that depth then pulled back to the surface. A small amount of brine was used to rinse out a plastic pail and then dumped out and the remainder of the brine from the bailer was emptied into the pail. Each bottle was marked with the well and depth and brought back to field office where each sample was given a sample code, entered into a logbook and identifying well information was removed from the sample bottles with rubbing alcohol.

The samples were taken by Mr. Burga directly to Alex Stewart Laboratories in Jujuy for chemical analysis. The samples were analyzed for lithium using and ICP with an OES finish.

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Results of the site visit due diligence samples are listed in Table 12.1 and presented graphically in Figure 12.1.

Table 12.1 Results of Due Diligence Sampling – February 2019
ACSI Sample No.	Well No.	Depth (m)	Li (mg/L) Alex Stewart	Li (mg/L) Exar
SBH-440	PB-06A	-	537	580
SBH-441	W18-05	-	760	750
SBH-442	W11-06	-	753	750
SBH-443	PB-03A	-	784	772
SBH-444	DL-014	100	565	548
SBH-445	DL-014	200	689	430
SBH-446	DL-014	300	631	464
SBH-447	DL-014	370	564	440
SBH-448	ML-014	100	387	548
SBH-449	ML-014	115	721	449
SBH-450	DL-005	100	763	686
SBH-451	DL-005	200	717	685
SBH-452	DL-005	300	833	696
SBH-453	DL-005	320	979	699
SBH-454	W-05	100	973	686
SBH-455	W-05	200	639	685
SBH-456	W-05	300	375	696
SBH-457	ML-09	100	859	801
SBH-458	ML-09	200	817	559
SBH-459	DL-09	100	676	757
SBH-460	DL-09	200	685	769
SBH-461	DL-09	300	669	681
SBH-462	DL-09	400	626	780

Figure 12.1 Due Diligence Sample Results for Lithium: February 2019

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The results for the due diligence sampling were similar in tenor between ASA and the internal Exar laboratories, with the samples from ASA being higher than the Exar labs in 16 of 23 samples. During the on-site interviews one of the hydrogeologists indicated that sample SBH456 was taken at the bottom of an observation well that had drillers mud in it that would have settled at the bottom, because of its density, thus diluting the sample. This is a possible explanation for the difference, the Exar sample had 696 mg/L Li and the ASA sample taken by ACSI had 375 mg/L.

12.4	June 2019 Site Visit and Due Diligence Sampling

Mr. D. Burga collected 4 brine samples from 4 wells during his site visit. 5 samples were duplicate samples taken from the sample storage tent and 4 samples were taken of the standards used by the Exar laboratory. Each sample consisted of two 250 ml plastic bottles. 4 samples were taken from pumping well sites (W11-06, WR-10, W18-23, and W-04A). For the pumping well samples, a valve was opened on the main pipe coming out of the well, a plastic pail was rinsed with brine, filled again and then the brine was used to rinse out each sample bottle before being filled with brine.

The duplicate samples and standard samples were selected from the sample storage tent. It should be noted that the samples are stored on shelves and the area is not temperature controlled in any way. Older duplicate bottles, which have been exposed to colder temperatures for more time, showed evidence of sulphate precipitation. These samples would not be suitable for duplicate analysis.

The standard samples were created at the internal Exar laboratory as elaborated in Section 12.7.

All bottles were brought back to field office where each sample was given a sample code, entered into a logbook and identifying well information was removed from the sample bottles with rubbing alcohol. In the case of the duplicates, the old stickers were removed from the bottles and replaced with a new sample number.

The samples were taken by Mr. Burga directly to Alex Stewart Laboratories in Jujuy for chemical analysis. The samples were analyzed for lithium using and ICP with an OES finish.

Results of the site visit due diligence samples are listed in Table 12.2 and presented graphically in Figure 12.2.

Table 12.2 Results of Due Diligence Sampling – June 2019
ACSI Sample No.	Well No.	Depth (m)	Li (mg/L) Alex Stewart	Li (mg/L) Exar
SBH-922	-	-	119	126.84
SBH-923	-	-	118	126.84
SBH-924	-	-	116	116.38
SBH-926	-	-	1151	1238.00
SBH-927	-	-	948	1027.00
SBH-928	-	-	752	815.00
SBH-929	-	-	553	671.00
SBH-930	W11-06	-	770	716.61
SBH-931	WR-10	-	680	604.18
SBH-932	W18-23	-	727	682.85
SBH-933	W-04A	-	647	615.06

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Figure 12.2 Due Diligence Sample Results for Lithium: June 2019

12.5	Quality Assurance/Quality Control Program

Exar implemented and monitored a thorough quality assurance and quality control program (QA/QC or QC) for the brine sampling undertaken at the Project over the 2017-2018 period. QA/QC protocol included the insertion of QC samples into every batch of samples. QC samples included one standard, one blank and one field duplicate. Check assaying is also conducted on the samples at a frequency of approximately 5%.

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A total of 4,356 samples, including QC samples, were submitted during Exar’s brine sampling program at the Project (2017 through the end of 2018), as shown in Table 12.3. A total of 164 check samples were also submitted to an external laboratory for check assaying.

Table 12.3 QA/QC Sampling
Samples	No. of Samples	Percentage (%)
Blanks	63	1.5%
Standards	618	14.2%
Duplicates	285	6.5%
Normal	3,390	77.8%
Total	4,356	100%
Check Samples	164	2.51%

12.6	Performance of Blank Samples

Blank samples were inserted to monitor possible contamination during both preparation and analysis of the samples in the laboratory. The blank material used was initially distilled water and then switched to tap water which is sourced from a freshwater well that contains trace amounts of lithium.

Blank samples should be inserted at an average rate of approximately 1 in 120 samples, with a total of 63 blank samples submitted accounting for 1.5% of the samples submitted. Three of the samples were submitted to ASA with the remainder of the samples submitted to the internal Exar laboratory.

At the time of the site visit there was not a set of Standard Operating Procedures that set tolerance limits for QA/QC samples. It is recommended that the tolerance limit used for the blank samples be 2 times the minimum detection limit (mdl) for the internal Exar AA samples and 10 times the lower detection limit for ASA AA samples (the Exar lab uses AA with a mdl 10 mg/L and ASA uses AA with a mdl 1 mg/L). It should be noted that at times the Exar laboratory used 10, 1, 0 and -10 mg/l as the lower limit depending on dilution used. ASA used -1 mg/L denoting dilution at the sample preparation stage.

The results of the blank sampling are shown graphically in Figure 12.3. There were no failures for the blank samples.

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Figure 12.3         Performance of Lithium Blank Samples

12.7	Certified Reference Materials

Certified Reference Materials ("CRM”) are used to monitor the accuracy of a laboratory. Exar did not use CRM for their QA/QC sampling program. Standards (“Patrons”) were prepared at the uncertified on-site laboratory by Exar staff and were submitted at an average frequency of 1 in 7 samples. These Patrons were prepared by taking high-grade lithium brines and diluting them to prepare high, medium, and low-grade samples. These Patrons were prepared in 50 L batches and when they were used up a subsequent batch was prepared. The first round of Patron samples were analyzed solely at the Exar laboratory. The second and third rounds of Patron samples were analyzed at both the Exar and ASA laboratories. At the time of this report, the third round of Patron samples was being used. A total of 545 standards were used during the 2017-2019 drilling campaigns. The standards/Patrons’ results are summarized in Table 12.4.

Table 12.4 Results of Due Diligence Sampling
Round 1 – Created March 2017
Name	Target Value (mg/L)	Lab Exar Value (mg/L)	Avg of All Samples (mg/L)
Patron A	1,500	1,345	1,382
Patron B	1,100	1,144	1,163
Patron C	850	876	894
Standard A	550	579	615

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Table 12.4 Results of Due Diligence Sampling
Round 2 – Created April 2018
Name	Target Value (mg/L)	Lab Exar Value (mg/L)	ASA Value (mg/L)
Patron AA	1,200	1,151	1,121
Patron BB	1,000	923	933
Patron CC	750	751	740
Patron DD	540	523	542
Round 3 – Created October 2018
Name	Target Value (mg/L)	Lab Exar Value (mg/L)	ASA Value (mg/L)
Patron 1	540	528	-
Patron 2	770	804	-
Patron 3	1,000	1,152	-
Patron 4	1,200	1,296	-

For the purposes of the QA/QC review, all of the Exar samples for each Patron were averaged to find a mean value and standard deviation. Patrons were submitted randomly in the sample stream and were plotted as a different series to check bias with regards to the Exar results. The results for each Patron are shown graphically in Figure 12.4 through to Figure 12.11.

Figure 12.4        Performance of Patron A

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Figure 12.5        Performance of Patron B

Figure 12.6        Performance of Patron C

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Figure 12.7        Performance of Standard A

Figure 12.8        Performance of Patron AA

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Figure 12.9        Performance of Patron BB

Figure 12.10        Performance of Patron CC

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Figure 12.11        Performance of Standard AA

Although there were no Standard Operating Procedures in place, a failure should be considered a result that is greater than +/- 3 standard deviations. None of the results for the standards were outside of this range indicating consistent results from the Exar laboratory. As seen in Figure 12.4, Figure 12.5, Figure 12.6, and Figure 12.8, the analytical results for lithium from Alex Stewart, for both AA and ICP, were slightly below the average.

12.8	Duplicates

As part of their regular QA/QC program, Exar routinely used duplicate samples to monitor potential mixing up of samples and data precision. Duplicate samples were collected in the field by Exar personnel and preparation involved filling an additional three bottles of brine at the same depth. The original and duplicate samples were tagged with consecutive sample numbers and sent to the laboratory as separate samples. Duplicate samples were collected at a rate of approximately 1 in 20 samples.

A total of 285 duplicate samples were taken representing 6.5% of total samples.

The results of duplicate sampling are shown graphically in Figure 12.12. Data precision was strong with a correlation coefficient value of 0.99143.

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Figure 12.12        Duplicate Samples – Exar Laboratory

12.9	Check Assays Exar Versus Alex Stewart

Exar routinely conducted check analyses at ASA to evaluate the accuracy of the Exar laboratory.

Duplicate samples were collected and sent to a second laboratory to verify the original assays and monitor any possible deviation due to sample handling and laboratory procedures. Exar uses the ASA laboratory in Jujuy, Argentina, for check analyses.

A total of 105 check samples were sent to a third-party laboratory for check analysis, equating to approximately 2.5% of the total samples taken during the sampling program.

Correlation coefficient is high (0.95471) for Lithium, showing strong overall agreement between the original Exar analysis and the ASA check analysis.

The results of the check sampling program are shown by way of scatter diagrams in Figure 12.13.

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Figure 12.13        Check Assays – Exar Laboratory Versus ASA Laboratories

The Company sent duplicates of production well samples to Alex Stewart to check the accuracy of analysis conducted at the Exar Laboratory located on site. This work was done until the end of 2023 and then production well samples were analyzed exclusively at the Exar Laboratory.

An example of check assays from November 2023 are presented in Table 12.5 and presented on Figure 12.14.

Table 12.5 Check Assay Sampling
Well	Li - Exar Lab (ppm)	Li – Alex Stewart (ppm)
PB-4	585	595
WR-28	454	453
W09-06	911	887
W-14	632	646
CW-60	22	18

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Figure 12.14        Check Assays – Exar Laboratory Versus ASA Laboratories – November 2023

12.10	Conclusions and Recommendations

Mr. David Burga has personally met, and had technical discussions with, most of the technical experts working on the Project on behalf of LAAC. These individuals are competent professionals, with experience within their respective disciplines. Their interpretations demonstrate a conservative approach in assigning constraints on the estimate, which increases the technical strength of the results.

The field sampling of brines from the pumping tests is being done to industry standards. The quality control data based upon the insertion of standards, field blanks and field duplicates indicate that the analytical data is accurate, and the samples being analyzed are representative of the brine within the aquifer.

It is the QP’s opinion that the data is adequate for the purpose used in this report.

The following recommendations are made with regards to QA/QC procedures:

•	Proper certified lithium standards, with values comparable to the grades found on site, should continue to be used for the exploration brine sampling.

•	Exploration samples should continue to be sent Alex Stewart.

•	Verification sampling should be conducted prior to updating the Mineral Resource Estimate and Mineral Reserve Estimate in 2025.

•	The Exar internal laboratory should seek ISO 17025 certification for analytical laboratories.

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13.0	Mineral Processing and Metallurgical Testing

In the 2012 Feasibility Study, LAAC developed a process model for converting brine to lithium carbonate based on evaporation and metallurgical testing. The proposed process followed industry standards:

•	Pumping brine from the aquifers;

•	Concentrating the brine through evaporation ponds; and

•	Taking the brine concentrate through a hydrometallurgical facility to produce high-grade lithium carbonate.

The 2012 process model employed proprietary, state-of-the-art physiochemical estimation methods, and process simulation techniques for electrolyte phase equilibrium. From the execution of the Shareholders Agreement between LAAC and SQM in 2016 until October 2018, SQM advanced the process engineering work, employing their proprietary technology and operational experience. In 2018, SQM left the joint venture and the Project, and LAC and Ganfeng Lithium reviewed the process and design of the plant for 40,000 tpa output with an engineering consulting firm. The revised process work was implemented in the plant design, and it is reflected in this study. The basis of the process methods had been tested and supported by laboratory evaporation and metallurgical test work.

Multiple additional tests were conducted in different qualified laboratories and in pilot facilities located at the Project site to develop a brine processing methodology. Testing objectives included:

•	Determine the evaporation path as the brine gets more concentrated and determine the type of salts which are formed during the process.

•	Determine the amount of CaO required to accomplish Mg, SO4 and B reduction in the evaporation process.

•	A trade off between yield and the maximum allowable and attainable lithium concentration throughout the evaporation train.

•	Complete the testing and design of the Boron solvent extraction facility with a performance guarantee supplied by the equipment vendor.

•	Determine the reactant consumption and conditions for brine purification.

•	Investigate ion exchange equipment, resins and operating conditions for impurity removal.

•	Specify the KCl removal system in terms of design and operating conditions.

•	Determine the carbonation conditions for lithium carbonate to produce high purity product.

The following outlines the testing work completed during the previous 2012 Feasibility Study and current updated progress that is the basis for this revised Technical Report.

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13.1	Pond Tests – Universidad De Antofagasta, Chile

In late 2010 and early 2011, Universidad de Antofagasta (Chile) conducted evaporation testing on raw, CaO-treated and CaCl2-treated brines. CaCl2 was used in addition to CaO to determine the most cost-effective removal of sulphate ions. A temperature-regulated and air flow-regulated evaporation chamber was used (Figure 13.1). The brine is contained in the tubs in the base of the chamber, while heat lamps (shown top left) are used to simulate solar radiation. Dry, cool air is circulated through the chamber using an electric fan to simulate the environment expected at the site. Digital thermometers are shown in the pan. Samples of the brine and salt were taken to determine the change in salt precipitated from the brine during natural evaporation. These samples were analyzed for composition.

The site is located at more than 4,000 m above sea level. To simulate the effect of lower air pressure, a series of dry air, negative pressure evaporation tests were carried out in parallel with the evaporation pans. The negative pressure test apparatus is shown in Figure 13.2. These tests were done to simulate the effect of brine evaporation at elevation under natural conditions.

Figure 13.1        Evaporation Pans and Lamps

Test results demonstrated that it is possible and cost effective to obtain a concentrated brine through an evaporation process by treating the brine with CaO liming process alone to control Mg levels while reducing SO4 and boron levels. The cost of CaCl2 per tonne of sulphate removed was significantly higher, and the reduction of other ions by precipitating double salts was not more cost effective than removal later in the process.

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Figure 13.2        Dry Air Evaporation Tests

Figure 13.3 shows the change of Li ion concentration in the brine as water is evaporated in an example test. The y-axis is the weight percent lithium, while the x-axis represents the percentage of the initial brine mass evaporated. In brines treated with either CaO or CaCl2, concentrations close to 4% Li were achieved with minimal lithium loss.

Figure 13.3        Li Concentration Changes in the Brine During the Evaporation Process

Results suggested treatment with CaO alone (i.e. liming) is ideal. CaO has a lower cost than CaCl2, and the increase in brine pH removes a portion of the Mg at the same time. Limed brine precipitated Sylvinite with KCl (potash) concentrations up to 20%. This suggests that fertilizer-grade potash could be produced by floatation at Cauchari (although potash production is not contemplated at this time). The precipitation of KCl and NaCl from solution purifies the brine naturally during evaporation and reduces the cost of operation and equipment in the processing plant after evaporation in the ponds.

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Testing of the CaO-treated brine resulted in a 60% reduction in sulphate ions. This reduction in sulphate ion is sufficient to produce concentrated lithium brines by natural solar evaporation and CaCl2 treatment is not necessary.

13.2	Tests – Exar, Cauchari Salar

13.2.1	Salar de Cauchari Evaporation Pan and Pilot Pond Testing

To validate the bench scale tests obtained at Universidad de Antofagasta, Chile, and obtain brine evaporation rate data at the site, pilot ponds and Class A evaporation pans were installed at the site. These ponds and pans are still under operation to allow correlation of the Class A pan, brine pan and pilot pond test data and determine the scale-up factor of the full-scale ponds.

The first seven months of evaporation pan testing at the Salar de Cauchari pilot facility:

•	Validated the composition of Cauchari brine exposed to the Project site seasonal environmental conditions;

•	Obtained concentrated brine for additional pilot and bench scale testing; and

•	Obtained precipitated salts to determine the entrainment of brine in the salt during the different salt regimes precipitated during concentration.

A total of 6 pilot ponds, pre-concentration, liming, settling, and concentration ponds, totalling 11,180 m2 were constructed as well as the liming equipment for treating the brine. Pre-concentration, liming, settling, and concentration ponds were represented. Over 20,000 liters of 1% Li brine was generated over a 7-month period. These ponds continue to operate and provide material for pilot testing at the site and with equipment vendors. The pilot ponds can be seen in Figure 13.4.

These ponds were installed with liners that consist of a geotextile underlay overlain by a polyethylene waterproofing liner to minimize the leakage from the ponds. Samples of the brine and salt are taken regularly and analyzed for composition and brine entrainment in the salt. This validates the process model used for the ponding operation and allows for the estimation of the shape factor for the full-scale ponds.

13.2.1.1	Pond Pilot Testing

•	Validated the continuous operation of evaporation ponds;

•	Provided data for all seasonal environmental effects (wind, temperature, rain, etc.);

•	Provided concentrated brine for the purification pilot plant;

•	Developed the operating philosophy of the ponds and lime system; and

•	Trained the staff (engineers and operators) who work in the commercial operation.

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Salar testing results were consistent with prior laboratory and mathematical model results. The test data has been used to update the mathematical process model and ensure accurate design information. Exar’s Project site evaporation and analytical results were independently validated by testing at ASA (Mendoza, Argentina).

The pond process performance improved when liming was performed after pre-evaporation and 10% or more excess lime was used. It was verified that the use of CaCl2 was not necessary because the Ca from the CaO reduced sulphate ions sufficiently to avoid downstream LiKSO4 precipitation at a lower operating cost than CaCl2 addition.

Figure 13.4        Pilot Ponds

13.2.2	2017 Evaporation Tests

In 2017, Exar completed a 35-month evaporation test program with the intention to define the relation of brine evaporation to water evaporation. This data was obtained from the brine pan and Class A water pan data observed between June 2013 and April 2016.

Figure 13.5 presents the monthly evaporation rate of the brine during the year and Figure 13.6 presents the monthly evaporation rate of the water. Table 13.1 displays the monthly evaporation ratio of brine to water. The minimum brine evaporation rate occurs in June at 3.77 mm/day for the bottom quartile of observed test data. The minimum median evaporation rate for brine observed is 5.00 mm/day in June while November has the highest median evaporation rate of 9.8 mm/day. Comparing this to the original evaporation used to engineer the ponds of 2.54 mm/day annual average evaporation for brine in the full-scale ponds results in an increase in pond productivity per evaporative area. When applying a conservative pond shape factor of about 0.65 to the 8.2 mm/day median brine evaporation observed, the effective pond productivity for 1,200 Ha of ponds roughly doubles versus the originally estimated evaporation used in the 2017 Feasibility Study (Burga, et al 2017). Mass balances on the full-scale operating pond segments confirm this shape factor.

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Figure 13.5        Brine Evaporation

Figure 13.6        Water Evaporation

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Table 13.1
Monthly Evaporation Ratio

As a result of this test evaluation, the factor for water to brine design was changed from the assumed value of 0.7 to an average of 0.84.

Detailed simulations were then carried out using brine chemistry observed in the test ponds and pans, and with the observed rainfall and evaporation data to determine the annual productivity of the ponds. Currently, the operations team at Exar is working on detailed operating strategy to ensure a robust and safe operation based on ongoing mass balance calculations on the ponds and responses to actual weather / brine conditions.

13.2.3	Liming Tests – Exar, Cauchari Salar

Lime ratio, sedimentation, and flocculent performance testing with locally sourced CaO were performed at Exar’s Laboratory. Testing was completed in order to determine the required excess CaO (the liming operation) and residence time at an intermediate location in the ponds to reduce Mg, Ca, SO4 and boron in the brine entering the Purification and Carbonation Plant.

Figure 13.7 shows the sedimentation rate data from example tests. The time is shown on the x-axis, while the y-axis shows the depth of solids during natural settling. Three tests are shown here with a 10% (green triangle), 20% (green circle) and 30% (blue diamond) excess of CaO added to the brine. The excess is estimated based on the mass of magnesium in the initial brine. The solid lines plotted on the diagram is the initial settling rate which is used to design settling equipment.

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Figure 13.7        Sedimentation Rate of Limed Pulps with Different Amounts of Excess Lime

The lime ratio required to precipitate of 99.6% of Mg ions and 60% of SO4 ions was utilized for cost estimation. Testing is presently underway at vendors to design the thickener and filters for downstream processing.

13.3	Solvent Extraction Tests – SGS Minerals and IIT, Universidad de Concepción

Solvent extraction (SX) bench tests were performed at SGS Minerals in Lakefield, Canada, and Instituto de Investigaciones Tecnológicas (Technology Investigations Institute) of the Universidad de Concepción (ITT).

This testing determined:

•	The most effective organic reagents for the extraction of boron from the brine;

•	The pH effect on the extraction of boron;

•	Extraction isotherms for extraction and re- extraction required in the project;

•	The extraction and re-extraction kinetics in the system;

•	The phase separation rate at two temperatures previously defined; and

•	The required number of extraction and re-extraction stages.

Typical brine feed to SX is shown in Table 13.2.

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Table 13.2 Composition of the Brine Used for Testing SX
Li (g/L)	B (mg/L)	Ca (mg/L)	K (g/L)	Na (g/L)	Mg (mg/L)	SO4 (g/L)	pH
10.5	5,565	266	32.3	65.4	< 0.02	26.0	11

Several organic extract formulations were tested targeting boron removal over 97%.

Tests at both institutions showed that the extraction process should be performed at pH ≤ 4, and re-extraction of the extractant should occur at basic pH. The process uses HCl to adjust the brine pH for extraction, and a solution of NaOH for re-extraction of the boron from the organic mixture.

Figure 13.8 and Figure 13.9 show the isotherms in a McCabe-Thiele diagram. These diagrams have been used to determine the number of extraction and re-extraction steps. In Figure 13.8, the x-axis is the boron concentration in the aqueous phase, while the y-axis is the concentration of boron in the organic phase during extraction. In Figure 13.9, the x-axis is the boron concentration in the organic phase, while the y-axis is the boron concentration in the aqueous phase during re-extraction. The bold, straight line is the operating line for the proposed equipment, while the thin, stair-steps are the individual operating stages. Perfect extraction efficiency was not assumed to design the equipment to develop a realistic sizing.

Figure 13.8        Extraction Isotherm at 20ºC Using Mixed Extractants

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Figure 13.9        Re-extraction Isotherm at 20ºC Using Mixed Extractants

13.4	Carbonation Tests – SGS Minerals (Canada)

Carbonation tests were conducted by SGS Minerals on boron-contaminated brine.

The following tests were conducted:

•	Removal of remaining Mg using NaOH solution;

•	Removal of remaining Ca using a solution of Na2CO3; and

•	Carbonation reaction of Li using Na2CO3 solution to precipitate Li2CO3.

Differing reagent dosage, residence time, and temperatures were investigated. NaOH was found to be effective to remove the remaining Mg, and careful control of the Na2CO3 solution was required to remove the Ca without loss of Li. The test results of these carbonation tests were used to set the temperature, residence time and dosage of reagent ranges for the pilot plant tests.

13.5	Pilot Purification Testing – SGS Minerals

SGS Minerals piloted removal of contaminants and lithium carbonate production. The pilot program used 10,000 liters of concentrated brine obtained from the Salar de Cauchari pilot pond system. The results were used for plant design in this study. The pilot plant flowsheet includes solvent extraction for B removal, regeneration of solvent, removal of the Ca and Mg impurities, and lithium carbonate precipitation and washing.

The main objectives of the pilot plant were to:

•	Test the continuous process developed from bench testing; and

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•	Validate and obtain parameters and design criteria for the development of the industrial plant engineering.

Figure 13.10 shows the equipment for the pilot plant where the first tests were performed. The solvent extraction banks are on the left of the photograph, and the other reactors and filters are shown in the center and right of the image.

Figure 13.10        Pilot Plant (SX-Purification-Carbonation-Filtration-Washing Pulp)

This plant was subsequently installed in the Salar de Cauchari for further testing and training of the operators at site. The pilot plant provides data for brines of varying compositions from seasonal effects and final lithium concentration. The results of the pilot plant test work have been incorporated to the engineering for the final facility to ensure a robust, reliable operation capable of producing the demanded product quality at the committed rate.

The SX pilot plant achieved an extraction efficiency of over 99.5% as shown in Figure 13.11. The x-axis in Figure 13.11 shows the date and time of the run, while the y-axis shows the percent of the boron mass in the feed that was removed during the test. The solvent extraction process was operated for 5 days during this test with no loss of boron removal efficiency.

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Figure 13.11        SX Process Boron Extraction Efficiency

Mg and Ca polishing testing succeeded in obtaining over 95% removal efficiency, as shown in Figure 13.12. The x-axis is the date and time, while the y-axis shows the removal efficiency as a percentage of the mass of Ca or Mg in the feed brine. The Ca and Mg precipitation maintains the 95% removal efficiency over 4 days of operation in this test.

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Figure 13.12        Ca and Mg Precipitation Efficiency

13.5.1	Lithium Carbonate Precipitation

Figure 13.13 demonstrates that over 86% recovery of lithium carbonate at acceptable excess-soda ash ratios was obtained. In Figure 13.13, the x-axis is the date and time of the test, while the left y-axis shows the percent of lithium mass precipitated during the tests, and the right y-axis shows the excess sodium carbonate being fed to the reactor. During this testing, excess soda ash varied from -40% to 70%. The optimum excess of soda ash is between 5 and 20% based on the lithium in the feed.

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Figure 13.13        Li Precipitation Efficiency

90.0%
89.0%
88.0%
87.0%
86.0%
85.0%
84.0%
83.0%
82.0%
81.0%
80.0%
Efficiency (%)
100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
-50.0%
Sodium carbonate stoichiometric excess, %
Li
Na2CO3 excess
07-Nov 00:00
07-Nov 08:00
07-Nov 16:00
08-Nov 00:00
08-Nov 08:00
08-Nov 16:00
09-Nov 00:00
09-Nov 08:00
09-Nov 16:00
10-Nov 00:00
10-Nov 08:00
10-Nov 16:00
11-Nov 00:00
11-Nov 08:00
11-Nov 16:00
12-Nov 00:00
12-Nov 08:00
Date and time

Washing of lithium carbonate filter cake with soft water resulted in sufficient product purity for the intended markets and use.

Control of lithium carbonate crystal habit and particle size via precipitation reaction parameters was effective in minimizing impurities. The lithium carbonate was then dried and packaged. A sample of dried lithium carbonate was shipped to the United States for micronization testing.

13.6	Recent Testing Work Performed in the Pilot Plant

The pilot plant works constantly to provide process support and monitor efficiency improvement and resource optimization in the lithium carbonate production process.

In the liming plant, important work has been carried out monitoring the consumption of lime reagent for optimizing reagent consumption in the liming plant.

The reactions that take place precipitate magnesium hydroxide, gypsum, and calcium borates. The unbalanced reactions produce the following products:

(Mg)+2 + Ca(OH)2,(s) → Mg(OH)2,(s) + Ca+2

Ca+2 + SO4-2 → CaSO4,(s)

2Ca+2 + 3B2O4 → Ca2B6O11·5H2O(s)

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Through tests carried out in the pilot plant by the process team to determine the equilibrium curve of magnesium hydroxide, calcium sulphate, and calcium borates, the optimal lime consumption was identified. This study enabled a 50% reduction in the consumption required by design. This improvement not only reduced OPEX but also enhanced downstream performance in the purification process.

•	Optimization of reagent consumption in the purification stages.

Additionally, other studies conducted in the pilot plant also allowed for the optimization of reagent consumption in the purification stages.

In purification, through preliminary tests carried out in the pilot plant, the lime consumption was reduced from a molar ratio of 300% relative to the incoming magnesium to 250%, representing a 16.7% decrease in consumption.

An empirical equilibrium curve was also established (Figure 13.14), which serves as the basis for calculating the addition of calcium chloride to achieve the desired sulphate removal in primary purification.

Figure 13.14        Sulphate-Calcium Equilibrium Curve

Additionally, a simulation was developed that, by considering the prices of various reagents, determines the optimal economic route for sulphate removal during the purification process (Table 13.3 and Figure 13.15). This tool establishes a target concentration at the output of primary purification, thereby identifying the most efficient scenario in terms of the consumption of calcium chloride, barium chloride, and sodium carbonate.

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Table 13.3

Reagent Optimization in Primary Purification

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Figure 13.15        Example of Economic Optimization Curve

With the support of the pilot plant, a new operating temperature was established in purification. Lowering it from 70°C to 55°C reduced lithium loss in the precipitated solids during secondary purification.

13.7	Recent Work Performed in External Laboratories

Chromatographic analysis in external laboratories to monitor the concentration of organic solvents in the SX process streams has been carried out in:

•	Refined brine.

•	Stripping streams.

13.8	Continuing Work Plan for Supporting the Plant Operations

The following work and activities are being carried out at the pilot plant to support the operation:

Homologation Tests for Inputs Used in Lithium Carbonate Production:

•	Evaluation of synthetic sodium carbonate.

•	Tests with different flocculants.

•	Testing and evaluation of new inputs.

Evaluation of Suppliers for Various Production Inputs:

•	Procedure for evaluating new suppliers.

•	Tests required for evaluation.

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Work Required According to Plant Needs for Process Optimization, Operational Problem Resolution, or Development of Alternatives:

•	Solvent extraction tests at different brine pH values to reduce HCl consumption.

•	Studying of the use of process water and mother liquors in the liming process.

•	Evaluation of salt washing processes for improved lithium recovery.

•	Tests for reagent dosing in primary and secondary purification processes to reduce reagent OPEX.

•	Pilot Plant IX tests to adjust production and regeneration cycles.

•	Tests to reduce HCl and NaOH consumption in IX regeneration processes.

•	Evaluation of the relationship between lithium concentration and sodium / potassium rejection to assist with improving the operation of the KCl process step.

•	Implement a process support program for ensuring that product quality is achieved more consistently.

•	Continue Solid / liquid separation tests in PUR1 and PUR2 for optimising filter cloths, flocculant make up and filter cake washing.

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14.0	Mineral Resource Estimates

14.1	Overview

Exar, operating as a subsidiary of a joint venture between LAAC, GFL, and JEMSE, commissioned Montgomery to update the lithium brine Mineral Resource Estimate for the Cauchari-Olaroz lithium brine project, Jujuy Province, Argentina in 2019. The following Mineral Resource Estimate has an effective date of May 7, 2019, and represents a Measured, Indicated and Inferred Mineral Resource for lithium. The Project area consists of parts of Salar de Olaroz (“SdO”) basin in the north and Salar de Cauchari (“SdC”) basin in the south. Figure 14.1 shows the Project area highlighting properties controlled by Exar, the extents of the 2019 Measured, Indicated, and Inferred Mineral Resource Estimate (“Resource Evaluation Area”), the watershed boundary of the basin, and the expanded numerical model boundary domain (Section 15.0).

LAAC has previously filed the following NI 43-101 technical reports (as LAC) on the Project providing prior Mineral Resource Estimates for lithium.

•	King, M., 2010a. Amended Inferred Resource Estimation of Lithium and Potassium at the Cauchari and Olaroz Salars, Jujuy Province, Argentina. Report prepared for Lithium Americas Corp. Effective Date: February 15, 2010.

•	King, M., 2010b. Measured, Indicated and Inferred Resource Estimation of Lithium and Potassium at the Cauchari and Olaroz Salars, Jujuy Province, Argentina. Report prepared for Lithium Americas Corp. Effective Date: December 6, 2010.

•	King, M., Kelley, R., and Abbey, D., 2012. Feasibility Study Reserve Estimation and Lithium Carbonate and Potash Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina. Report prepared for Lithium Americas Corp. Effective Date: July 11, 2012.

•	Burga, E., Burga, D., Rosko, M., King, M., Abbey, D., Sanford, T., Smee, B., and Leblanc, R., 2017. Updated Feasibility Study Reserve Estimation and Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina. Report prepared for Lithium Americas Corp. Effective Date: March 29, 2017. Filing Date: January 15, 2018.

•	Burga, D., Burga, E., Genck, W., and Weber, D., 2019. Updated Mineral Resource Estimate for Cauchari-Olaroz Project, Jujuy Province, Argentina. Report prepared for Lithium Americas Corp. Effective Date: March 1, 2019. Filing Date: March 31, 2019.

•	Burga, E., Burga, D., Genck, W., Weber, D., Sandford, A., Dworzanowski, M. 2020. Updated Feasibility Study and Mineral Reserve Estimation to Support 40,000 tpa at the Cauchari-Olaroz Salars, Jujuy Province, Argentina, NI 43-101 Report, Prepared for Lithium Americas. Effective Date: September 30th, 2020. Filing Date: October 19, 2020.

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Figure 14.1        Location Map for 2019 Mineral Resource Estimate

Source: Burga et al. (2020)

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For purposes of this section, the prior Resource Estimate provided in King and others (2012) with an effective date of July 11, 2012 and subsequently included in Burga et al. (2017) are referred to as LAC (2012) and LAC (2017), respectively. The prior Mineral Resource Estimate was updated in Burga et. al (2019) with an effective date of February 13, 2019 and is referred to as LAC (2019); that update incorporated: 1) samples and interpretations used from the prior LAC (2012) Mineral Resource Estimate for lithium, and 2) an expanded Project database compiled from results of 2017 through 2018 exploration drilling and sampling campaigns and additional depth-specific sampling in early 2019 as part of data verification.

In developing the Mineral Reserve Estimate, documented in Section 15.0, and after statement of the most recent Mineral Resource Estimate (LAC, 2019), the hydrostratigraphic (HSU) model developed in Leapfrog Geo and used for the Mineral Resource Estimate in LAC (2019) was simplified according to conceptual depositional environments or stratigraphic sequence units (Section 14.3.5). This update of the HSU model allowed for a departure from the complex 24-layer lithologic scheme used in the prior HSU model, and for deepening of the bedrock basement in the model based on recent results from both deep core drilling and sampling at Platform 1 (Section 14.2.2), and published results of neighboring property areas (Advantage Lithium, 2018 and 2019).

The results of drilling and sampling at Platform 1 conducted after statement of the recent Mineral Resource Estimate (LAC, 2019) has allowed for partial conversion of the Inferred Mineral Resource aquifer volume in the 2019 HSU model to Measured and Indicated Mineral Resource aquifer volumes of the deeper HSUs. This conversion of aquifer volume to more confident Mineral Resource Estimate classification surrounding Platform 1 provides the support for simulated wells in the Mineral Reserve Estimate numerical model to be completed in the deeper and more permeable Lower Sand and Basal Sand HSUs in the southeast part of the model domain. This resulted in the latest Mineral Resource Estimate for the Project with an effective date of May 7, 2019 (Section 14.4).

14.1.1	Statement for Brine Mineral Prospects and Related Terms

Lithium occurs as a dissolved mineral species in subsurface brine of the Project area. The brine is contained within an aquifer comprised of alluvial, lacustrine, and evaporite deposits that have accumulated in the SdC and SdO structural basin. Mineral Resource estimation for brine mineral deposits is based on knowledge of the geometry of the brine aquifer, the variation in specific yield (the yield of drainable fluid obtained under gravity flow conditions from the interconnected pore volume and referred to as drainable porosity), and concentration or grade of dissolved mineral species such as lithium in the brine aquifer.

Following CIM standards and guidelines for technical reporting, classification standards for a Mineral Resource are applied as indicators of confidence level classifications: Measured, Indicated, and Inferred. According to these standards, “Measured” is the most confident classification and Inferred is the least confident (CIM, 2012 and 2014). To estimate the Mineral Reserve, in addition to economic, process, and other potentially modifying aspects, further information is necessary for permeability (hydraulic conductivity), transmissivity, storativity, diffusivity and the overall groundwater flow regime to predict how the resource will change over the life of mine plan (CIM, 2012 and 2014). The evaluation framework used by Montgomery for brine Mineral Resource and Mineral Reserve estimation, based on CIM standards and best practice guidelines, is shown in Figure 14.2.

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Figure 14.2        Methodology for Evaluating Brine Mineral Resources and Mineral Reservesa

As a liquid mineral deposit, a Mineral Resource Estimate for lithium occurring as a dissolved mineral species in a brine aquifer is determined by quantifying the brine volume and associated mass able to drain by gravity effects. The Mineral Resource Estimate is computed as the product of the estimated resource area and resource thickness or aquifer volume, lithium concentration dissolved in the brine (grade), and specific yield of the resource. The brine Mineral Resource Estimate, sometimes referred to as the static or in situ model of the brine aquifer, can be advanced to a Mineral Reserve Estimate by projecting the producing capacity of the proposed operating facilities and site-wide lithium grade to be extracted from the aquifer volume comprising the Mineral Resource Estimate. The brine Mineral Reserve Estimate, sometimes referred to as the dynamic model of the brine aquifer, involves flow, transport and density numerical modeling for simulating an extraction wellfield using production-scale wells as the mining method of the Project.

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Mineral Resource classifications used in this study conform to the 2014 CIM Definition Standards:

Mineral Resource: a Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Measured Mineral Resource: a Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Indicated Mineral Resource: an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Inferred Mineral Resource: an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

14.2	Definition of Resource-Bearing Formations

14.2.1	Geology

Based on reporting in LAC (2012 and 2017), there are two dominant structural features in the region of SdO and SdC: north-south trending faults and northwest-southeast trending lineaments. The high-angle north-south trending faults form narrow and deep basins, which are accumulation sites for numerous salars in the region, including Olaroz and Cauchari. Basement rock in this area is composed of Lower Ordovician turbidites (shale and sandstone) that are intruded by Late Ordovician granitic rocks. Bedrock is exposed to the east, west and south of SdO and SdC, and generally along the eastern boundary of the Puna Region of Argentina. These rocks are overlain by Neogene sedimentary and volcanic rocks, including basaltic to rhyolitic lava flows and dacitic to rhyolitic caldera-forming ignimbrites.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 219 of 427

The salars are in-filled with flat-lying clastic sedimentary and evaporite deposits, including the following five informal lithological units that have been identified in drill cores:

•	Red silts with minor clay and sand;

•	Banded halite beds with clay, silt and minor sand;

•	Fine sands with minor silt and salt beds;

•	Massive halite and banded halite beds with minor sand; and

•	Medium and fine sands.

Alluvial deposits intrude into these salar deposits to varying degrees, depending on location. The alluvium surfaces slope into the salar from outside the basin perimeter. Raised bedrock exposures occur outside the salar basin. The most extensive intrusion of alluvium into the basin is the Archibarca alluvial fan system, which partially separates SdO and SdC on the western boundary. In addition to this significant alluvial fan deposit, much of the perimeter zone of both salars exhibits encroachments of alluvial material associated with alluvial fan systems (Figure 14.1).

14.2.2	Drilling and Sampling

Exploration drilling and sampling programs conducted between 2009 and 2011 evaluated the lithium development potential of the Project area and supported the prior 2012 Mineral Resource Estimate (LAC 2012 and 2017). A map showing exploration wells and boreholes used to evaluate the prior Mineral Resource Estimate and the 2019 Mineral Resource Estimate is shown in Figure 14.3.

For the 2017, 2018 and 2019 exploration programs, Exar provided the following additional drilling and sampling information of the Project area for analysis of the 2019 Mineral Resource Estimate:

•	Reverse Circulation (RC) Borehole Program: Reverse circulation drilling was conducted to develop vertical profiles providing geological and hydrogeological information. The program included installation of 27 boreholes: 19 boreholes completed as shallow wells, and eight boreholes completed as deep wells. The program included description of rotary drill cuttings samples, pumping tests, and collection of 90 depth-specific brine samples collected using bailer methods at 15 well locations.

•	Diamond Drilling (DD and DDH) Borehole Program: This program was conducted to collect continuous cores for lithologic description, geotechnical testing (total porosity, grain size and density) and brine sampling. The program included 19 boreholes often with multiple screened-interval completions and collection of 195 depth-specific brine samples using bailer methods. In 2019, 58 additional samples were sent for RBRC testing at Daniel B. Stephens & Associates, Inc. (samples from DD19D-001 AND DD19D-PE09). Drilling and analysis of samples at Platform 1 (DD19D-001) was completed on May 7, 2019 and forms the basis of the effective date for the 2019 Mineral Resource Estimate.

•	Additional Depth Specific Brine Sampling Program: Samples totaling 71 depth-specific bailer samples were collected in 2017 and 2018 at 14 RC and DDH locations drilled between 2009 and 2011. With the 2017 and 2018 depth specific samples, six additional depth-specific bailer samples were collected and incorporated into the data set in February 2019 as confirmatory samples.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 220 of 427

Figure 14.3        Well Location Map

Image Source: Google Earth 2016
EXPLANATION
Properties Controlled by Minera Exar
Resource Evaluation Area
Watershed Boundary
Locations (2010 to 2012*)
Locations 2017 Platform
Locations 2018 and 2019 Platforms
* LAC, 2012
Locations
PLATFORM
W = well
DL = deep piezometer
ML = middle piezometer
SL = shallow piezometer
PB = pumping well, PE = reverse circulation exploration well,
PT = piezometer, DD = diamond drill corehole,
DDH = diamond drill corehole,
CM = piezometer, CW = pumping well
N
0 1 2 3 4 5
Kilometers
MINERA EXAR
CAUCHARI - OLAROZ PROJECT
WELL LOCATION MAP
MONTGOMERY & ASSOCIATES
2019

Source: Burga et al. (2020)

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14.3	Mineral Resource Estimate Methodology

14.3.1	Background and History

14.3.1.1	Mineral Resource Estimate (LAC, 2012)

The development of the prior Mineral Resource Estimate reported in LAC (2012; effective date of July 11, 2012) used Leapfrog Hydro modeling software; volume and mass calculations for the Resource Evaluation Area were developed using GIS software. The Resource Evaluation Area was defined as Measured or Indicated based on the continuity demonstrated by exploration drilling and sampling data. The regions of the prior 2012 Measured and Indicated Mineral Resource Estimate are shown on Figure 14.4 for slice depth of 150 m and include a section through SdC.

The methodology for defining the Measured and Indicated classification was as follows:

•	Indicated Mineral Resource: The lateral extent of the Indicated Mineral Resource is defined by whichever of the following is less laterally extensive: (1) the Exar claim boundary, (2) the location of the lithium iso-surface for the cut-off grade, or (3) a 1.5 km buffer around the exploration data points. The base of the zone is defined by the shallowest of the following: (1) the deepest chemistry sample in an exploration well in a 5 km search radius, or (2) the interpreted surface of the basement rock underlying the salar sediments.

•	Measured Mineral Resource: The Measured Mineral Resource is defined if there is: (1) at least one measurement of grade within 30 m vertically and 1,250 m horizontally, and (2) adequate knowledge of grade continuity, as defined by the presence of at least four independent locations of grade measurement at any depth within a 1,500 m search radius.

The 2012 Mineral Resource Estimate was calculated relative to a lithium concentration cut-off grade of 354 mg/L. This value was identified as a process engineering constraint for the 2012 Mineral Reserve Estimate.

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Figure 14.4        Plan and Section Views of the 2012 Measured and Indicated Mineral Resource Estimate

Legend
Average Status (0 - 250 mBGS)
Indicated
Measured
Cross Section Location
Resource Area
Model Boundary
Input Data Points
Diamond Drilled Hole
Domestic Hole
Orocobre Observation Point
Reverse Circulation Hole
Piezometer
PT Well
PumpingWell
Test Pit / Trench
SEV
AquaResource
1:165,000
Kilometres
ARGENTINA POSGAR ZONE 3
A
A'
Section A-A'
Vertical Exaggeration: 5x

Plan view shows a horizontal slice at depth of 150 m

Source: King, Kelley, Abbey (2012)

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14.3.1.2	Mineral Resource Estimate (LAC, 2019)

The development of a Mineral Resource Estimate reported in LAC (2019; effective date of February 13, 2019) was conducted as a collaborative effort between Montgomery and the Exar project team starting in September 2018. Verification of 2017 and 2018 core logging and description methods were conducted on-site at the Project on September 8 and 9, 2018 by Montgomery Qualified Persons: Michael Rosko and Daniel Weber. The on-site field visit to the Project area was led by Exar representative M. Casini and associated field hydrogeologists from Exar. Results of 2017 and 2018 exploration drilling and sampling were provided to Montgomery in digital format in the software platform Strater (v.5, Golden Software) and Microsoft Excel spreadsheets. These data were subsequently compiled in a database using Microsoft Access to update the hydrostratigraphic framework.

The 2019 Mineral Resource Estimate incorporated: (1) samples and analytics used from the previous 2012 Mineral Resource Estimate, and (2) an expanded Project database compiled from results of 2017 and 2018 exploration drilling and sampling campaigns, and recent depth specific brine sampling in early 2019 for data verification. Sample verification and sample QA/QC was conducted by an independent Qualified Person in coordination with the Exar team. To obtain the 2019 Mineral Resource Estimate, the previous models and expanded database were analyzed and processed by Montgomery using Leapfrog Geo 4.4 and Leapfrog EDGE geologic modeling and resource estimation software (Seequent, 2018).

A map showing the Resource Evaluation Area of Mineral Resource classes is shown in Figure 14.5 for the prior Mineral Resource Estimate and for the 2019 Mineral Resource Estimate. For the 2019 Mineral Resource Estimate, the Resource Evaluation Area extended north to include: 1) Exar Property areas with 2017 and 2018 exploration results, and 2) areas meeting the criteria of resource classes for Mineral Resource estimation. Figure 14.6 shows a section view of the 2019 Mineral Resource Estimate and a map view at a slice elevation of 3,800 masl (approximate depth of 150 m within SdC). Compared with a similar representation for the 2012 Mineral Resource Estimate (Figure 14.4), the 2019 Mineral Resource Estimate extends deeper in the brine mineral deposit as well as to the north property claim area.

Except for cut-off grade, the methodology and resource classification scheme for evaluating the 2019 Mineral Resource Estimate followed the prior 2012 Mineral Resource Estimate criteria for Measured and Indicated. The prior 2012 processing constraint of cut-off grade of 354 mg/L was not imposed as a strict control by Exar for the update in 2019. However, for comparison purposes the cut-off grade was set at 300 mg/L concentration of lithium, largely to include results from drilling platform 06.

Comparing the 2012 Mineral Resource Estimate to the 2019 Mineral Resource Estimate (LAC 2012 and LAC 2019, respectively), the percent change showed a decrease of less than 1% for total average lithium concentration of Measured + Indicated (585 mg/L vs. 581 mg/L); the percent change was an increase of 53% for total LCE Measured + Indicated (11,752,000 tonnes LCE vs. 17,977,200 tonnes LCE). The large increase in overall mass can be attributed to the expansion and deepening of the Resource Evaluation Area based on exploration results obtained in 2017 and 2018. The small decline in total average concentration can be attributed to the 2019 Mineral Resource Estimate affected by the 2017 and 2018 range of samples collected in SdO and Archibarca areas of the Project. When spatially averaged with the lithium concentration of SdC samples, which essentially dominated the prior 2012 Mineral Resource Estimate, the 2019 Mineral Resource Estimate had a relatively small percentage decrease in the overall concentration of lithium.

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Figure 14.5        Location Map Showing Mineral Resource Evaluation Areas – 2012 Mineral Resource Estimate and 2019 Mineral Resource Estimate

Image Source: Google Earth 2016
EXPLANATION
Properties Controlled by Minera Exar
2012 Resource Area*
Updated Resource Area
Watershed Boundary
Locations
Locations (2010 to 2012*)
Locations 2017 Platform
Locations 2018 Platform
*LAC, 2012
N
0 1 2 3 4 5
Kilometers
MINERA EXAR
CAUCHARI - OLAROZ PROJECT
RESOURCE AREA MAP
MONTGOMERY & ASSOCIATES
2019

Source: Burga et al. (2020)

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Figure 14.6        Representative Plan and Section Views of the 2019 Measured, Indicated, and Inferred Mineral Resource Estimate

E
E'
+7410000 N
+7400000 N
+7390000 N
+7380000 N
0 2500 5000 7500 10000
E
E'
4,100
3,900
3,700
3,500
Elevation
(meters, above mean sea level)
0
2,000
4,000
6,000
Distance (meters)
Vertical Exaggeration: 5
RESOURCE CATEGORY
Measured
Indicated
Inferred
MINERA EXAR
UPDATED RESOURCE ESTIMATE
MONTGOMERY & ASSOCIATES

Source: Burga et al. (2020)

14.3.2	Hydrostratigraphic Framework

A generalized hydrostratigraphic framework of the hydrostratigraphic model developed for the 2012 Mineral Resource Estimate is presented in Figure 14.7. The framework was comprised of five primary units distributed across 24 layers representing a multi-layered, brine aquifer system. The primary units were based on the lithologic interpretation of core and rotary drill-cutting samples from boreholes, geophysical surveys, results of hydraulic testing at the site, as well as consideration of the interpreted in-filling history of the salar basin.

Interpretation of the 24 layers included the following descriptive comments (LAC 2012):

•	Laterally, not all units exist at all locations, as they may pinch out laterally between sections and boreholes.

•	Characterization was extended to the margins of the salar basin at a minimum thickness of 0.1 m to facilitate numerical modeling of groundwater flow regimes across natural flow boundaries.

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•	Hydraulic properties were assigned to zones of inferred sedimentary homogeneity in each hydrostratigraphic unit, as interpreted from pumping tests.

•	The recent coarse-grained alluvial fan deposits and finer-grained mud, salted mud, and lesser sand and salt (halite) tend to be the units that occur at the surface, and in the near surface zone.

•	A mud complex consisting of silt and clay with sandy lenses and discontinuous sand beds is persistent in the subsurface under recent salar sediments.

•	The mud complex is separated from an underlying salt complex by a discontinuous unit of sand with minor mud and salt content.

•	Alternating units of salt (halite) and sand/mud characterize the salt complex.

•	A laterally discontinuous mud body is interpreted to overlie a basal sand deposit.

•	The basal sand is interpreted to be persistent across most of the model.

•	Geophysical data help to define a series of faults that control the basin-filling history, and in turn control the position of the salt hardpan surfaces.

•	The broad graben basin is interpreted to have an asymmetric shape; the eastern border fault is interpreted to have a greater component of dip-slip than the western fault. Consequently, the basin is deeper in the center and the east.

Figure 14.7        Generalized Framework for Hydrostratigraphic Model Used for the 2012 Mineral Resource Estimate

Source: LAC (2012)

As part of data processing for the 2019 Mineral Resource Estimate (LAC, 2019), Montgomery used the 24-layer model represented in the 2012 FEFLOW model to integrate and update the hydrostratigraphic nomenclature according to additional lithologic data collected during the 2017 and 2018 exploration drilling and sampling campaigns. The 2019 Mineral Resource Estimate used six hydrostratigraphic units distributed across 24 layers representing a multi-layered, brine aquifer system. Table 14.1 shows the comparison of hydrostratigraphic interpretation and nomenclature used in the prior 2012 Mineral Resource Estimate versus the 2019 Mineral Resource Estimate. Figure 14.8 shows the 2019 hydrostratigraphic nomenclature and adjusted color scheme to correlate with colors in Exar lithologic logs.

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Table 14.1 Summary of Hydrostratigraphic Units Assigned in 2012 and 2019 Mineral Resource Estimates
2012 Lithostratigraphic Unit[a]	2012 Stratigraphic Group[a]	2012 Resource Estimate Hydrostratigraphic Unit[a]	2019 Resource Estimate Hydrostratigraphic Unit[b]
Recent sediments	Alluvial Fan Complex	Sand	Alluvial Fan Sand and Gravel (with minor silt and clay)
Recent Sediments Unit 1: Red silts with minor clay and sand Unit 2: Banded halite beds with clay, silt, and minor sand	Mud Complex	Mud (Clay and Silt Mix)	Clay and Silt (with minor sand and halite)
Unit 3: Fine sands with minor silt and salt beds	Sand layer between mud and salt complex	Sand	Sand (with minor clay/silt and halite)
Unit 3: Fine sands with minor silt and salt beds	Sand/mud layer between mud and salt complex	Sand Mix	Sand and Clay/Silt (with minor halite)
Unit 4: Massive halite and banded halite beds with minor sand	Salt Complex	Halite	Halite (with minor clay/silt and sand)
Unit 5: Medium and fine sands	Basal Sands	Sand	Basal Sand (with minor silt and weathered bedrock)
(a) LAC (2012) (b) LAC (2017)

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Figure 14.8     Generalized Framework for the Hydrostratigraphic Model Used for the 2019 Mineral Resource Estimate

14.3.3	Hydrostratigraphic Unit Model

The 2012 hydrostratigraphic unit (HSU) model representing the prior Resource Evaluation Area of the Project involved a complex layering scheme. In order to assess the reliance of this framework for the 2019 Mineral Resource Estimate method (LAC, 2019), the 2012 hydrostratigraphic model was analyzed in Leapfrog Geo using the 2012 FEFLOW layers used for modeling the 2012 Mineral Reserve Estimate. To illustrate the results, sections A-A’ and B-B’, located on Figure 14.9, are provided from the hydrostratigraphic models representing the prior and 2019 hydrostratigraphic model analysis, Figure 14.10 and Figure 14.11 respectively. Results show the reported 2012 hydrostratigraphic model Section A-A’ shown on Figure 14.10 compares well to the same section location of the 2012 model using the FEFLOW layers as processed in Leapfrog Geo and shown on Figure 14.11.

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After similar verification methods of the 2012 hydrostratigraphic model, its 3D extents were expanded using the 2019 database of drilling and sampling results from the 2017 and 2018 exploration campaigns provided by Exar to Montgomery. Additionally, publicly available results were used as off-property control points of the Resource Evaluation Area in SdO and SdC (Orocobre Limited, 2011 and Advantage Lithium, 2018). The 2017 and 2018 exploration campaigns included several wells in SdO to expand the model in the north and wells drilled to greater depths in both SdC and SdO to better characterize the deep salar sediments. The 2019 hydrostratigraphic model boundary is delineated in SdC using the prior model boundary and in SdO by either the mapped salar sediments or the Exar Property boundary, whichever has the greatest lateral extent. Several of the wells extended deeper than the previous 2012 basement contact resulting in the basement contact to be deepened along the eastern part of the basin. The section shown on Figure 14.12 representing the 2019 hydrostratigraphic model, also evaluated to Section A-A’ for comparison to the 2012 model (Figure 14.10), illustrates the deepened basement contact on the east side of the basin.

The complexity of the hydrostratigraphic layers and differences between SdC and SdO basins are shown on the SW-NE Section B-B’ in Figure 14.13, which bisects the basin and extends further NE beyond the prior 2012 model domain Figure 14.9). Hydrostratigraphic units in SdC to the southwest are generally more varied and coarse-grained compared to SdO in the northeast which shows more halite with minor clay/silt and sand lenses. Although the 24-layer hydrostratigraphic framework was used to expand the model further NE into SdO, the section shows the complexity of translating this layering strategy outside of the original modeled area which relied on prior exploration in SdC.

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Figure 14.9      Location Map of Representative Hydrostratigraphic Sections

Source: Burga et al. (2020)

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Figure 14.10     Section A-A' of the Hydrostratigraphic Model Used for the 2012 Mineral Resource Estimate

Southwest
Northeast
Previous Resource Area (King, 2010)
PE-15
PB-06A
PP-06
PE-17, PE-17A
PB-06
PE-04
DDH-18, 18A, 18B
PP-01C
PB-01
PE-21
PB-03, A,B,C,Ap
DDH-08, A, B
Elevation in masl
Distance along section (m)
4070
4020
3970
3920
3870
3820
3770
3720
3670
3620
3570
3520
0
2500
5000
7500
10000
12500
17500
Line Location
Line 1
Mud (silt, clay, fine sand)
Salt (halite)
Sand (minor mud and salt)
Sand, Mud
Ordovician Basement Rock

Source: King Kelley, Abbey (2012)

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Figure 14.11     Section A-A’ of the Hydrostratigraphic Model Used for the 2012 Mineral Resource Estimate Processed in Leapfrog Geo

Southwest
A
Northeast
A'
Elevation (meters, above mean sea level)
4070
4020
3970
3920
3870
3820
3770
3720
3670
3620
3570
3520
3470
3420
3370
0
2000
4000
6000
8000
10000
Distance (meters)
EXPLANATION
Alluvial Fan Sand and Gravel
Basal Sand
Clay and Silt
Halite
Sand
Sand and Clay/Silt
Scale: 1:65,000
Vertical exaggeration: 10x
0m
5000m
MINERA EXAR
HYDROSTRATIGRAPHIC
SECTION A-A'
FOR 2012 MODEL
MONTGOMERY
& ASSOCIATES

Source: Burga et al. (2020)

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Figure 14.12     Section A-A’ of the 2019 Hydrostratigraphic Model Used for the 2019 Mineral Resource Estimate (LAC, 2019)

Southwest
A
Northeast
A'
Elevation (meters, above mean sea level)
4070
4020
3970
3920
3870
3820
3770
3720
3670
3620
3570
3520
3470
3420
3370
0
2000
4000
6000
8000
10000
Distance (meters)
EXPLANATION
Alluvial Fan Sand and Gravel
Basal Sand
Clay and Silt
Halite
Sand
Sand and Clay/Silt
Scale: 1:65,000
Vertical exaggeration: 10x
0m
5000m
MINERA EXAR
HYDROSTRATIGRAPHIC SECTION A-A' FOR UPDATED MODEL
MONTGOMERY & ASSOCIATES

Source: Burga et al. (2020)

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Figure 14.13     Section B-B’ of the Hydrostratigraphic Model Used for the 2019 Mineral Resource Estimate (LAC, 2019)

Source: Burga et al. (2020)

14.3.4	Specific Yield

Specific yield (“Sy”) or drainable porosity is the total volume of pore space in saturated media that drains, under the influence of gravity, expressed as a percentage of sample volume. In standard terms of aquifer mechanics, Sy is defined as the volume of water released from a unit volume of unconfined aquifer per unit decline in the water table. Sy has been estimated with laboratory RBRC methods as reported in the 2012 Mineral Resource Estimate (LAC, 2012). Results were used to estimate representative Sy values for each of the six primary unit types in the hydrostratigraphic model.

In the 2012 FEFLOW model (LAC, 2012), the upper two model layers included variation in Sy to represent mapped surface geology and numerical parameter estimation results from steady-state calibration of the 2012 FEFLOW model. Deeper model layers generally had more uniform Sy based on the lithology of the primary unit. The finer-grained, primary units at depth (Halite, Clay and Silt) were modeled with a uniform Sy estimate based on the dominant lithology, while the Sy of the Sand unit varied with approximate correlation to depth and potential effects of lithostatic loading. The representative values of Sy for each layer remained unchanged from the 2012 FEFLOW model and were distributed similarly in the Leapfrog model for the Mineral Resource Estimate (LAC, 2019). Table 14.2 provides parameter values for Sy.

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Table 14.2 Summary of Hydrostratigraphic Units and Assigned Specific Yield Estimates for the 2019 Mineral Resource Estimate (LAC, 2019)
Primary Unit	Minor Units	Specific Yield Estimate for Primary Unit (percent)
Alluvial Fan Sand and Gravel	Silt and Clay Lenses	24.9
Clay and Silt	Sand and Halite Lenses	5.6
Sand[a]	Clay/Silt, and Halite Lenses	24.9 / 16.0 / 12.1
Sand and Clay/Silt	Minor Halite Lenses	16.0
Halite	Clay/Silt and Sand Lenses	5.9
Basal Sand	Silt and Weathered Bedrock	13.7
(a) Sand unit modeled similarly to the LAC 2012 model where Sy generally decreases with depth: hydrostratigraphic model layers 4, 8, 11, and 16 were assigned values of specific yield of 24.9 percent; layer 13 was assigned 16.0 percent; layers 6, 19, and 21 were assigned 12.1 percent.

14.3.5	2019 HSU Model

During the process of updating the Mineral Reserve Estimate model in 2019 (Section 15.0), the HSU model developed in Leapfrog Geo and used for the 2019 Mineral Resource Estimate (LAC, 2019) described in Section 14.3.3 was modified according to conceptual depositional environments or stratigraphic sequence units. This re-evaluation of the HSU model was required to support the formulation Mineral Reserve Estimate numerical model by allowing for simplifying the complex 24-layer lithologic scheme used in the previous model, deepening of the bedrock basement in the model based on deep core drilling at Platform 1 (Figure 14.3), and incorporating published results of neighboring property areas (Advantage Lithium, 2018 and 2019). The re-evaluation of the HSU model, along with incorporation of Platform 1 drilling and sampling results, also allowed for the 2019 Mineral Resource Estimate as presented in Section 14.4.

The resulting HSUs are essentially equivalent to and composed of the previously declared HSUs, however the HSU naming conventions and descriptions for the numerical model of the Mineral Reserve Estimate have been modified as identified in Table 14.3 into seven HSUs with representative primary and secondary lithologic units. The regrouping of units in the 2019 HSU model conformed to review and analysis of lithologic log descriptions grouped by the Unified Soil Classification System (USCS) according to sand, gravel, halite, silt, clay, and other descriptions noted in logs and core photographs to sum the percent distributions for the grouped HSU units. For each logged interval, the primary and secondary lithologic units were identified by percent distribution and the interval thickness was calculated in order to weight the lithology. This was then summed by HSU to provide an overall lithologic distribution to appropriately weight and adjust Specific Yield estimates based on laboratory results for RBRC and published literature estimates. The largest effect of the analysis was redistributing the previously defined single Halite HSU by splitting it into representative HSUs with either primary or secondary units of Halite and quantifying the lithologic distribution of other units mixed with the Halite.

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Table 14.3 Summary of Hydrostatigraphic Units in the 2019 HSU Model
Hydrostratigraphic Unit	Primary Units	Minor Units
Alluvial Fan Sand and Gravel	Sand and Gravel	Silt/Clay
Interbedded Sand and Clay/Silt	Sand and Clay/Silt	Halite
Clay/Silt with Sand	Clay/Silt with Sand	Halite
Halite with Sand	Halite with Sand	Clay/silt lenses
Interbedded Sand and Halite	Sand and Halite	Silt/Clay
Lower Sand	Sand	Silt and Halite
Basal Sand	Sand	Silt and Weathered Bedrock

Adjustments to Specific Yield estimates for the HSUs were constrained to be equivalent to the overall average Specific Yield estimate of the previous updated Mineral Resource Estimate (Burga, et al., 2019); initial lithium concentrations also remained unchanged as described in Section 14.3.6. The net effect of regrouping the HSUs was minor on the 2019 Measured and Indicated Mineral Resource Estimate (Burga, et al., 2019): on average, modifications to the HSU model showed an approximate 1 percent increase in the total Measured plus Indicated Mineral Resource Estimate for lithium concentrations, lithium mass, brine volume, and LCE mass compared to reported values in the 2019 Mineral Resource Estimate. This net effect is largely attributed to the change in bedrock surface geometry at the boundary of the Resource Evaluation Area due to updated exploration results rather than regrouping the HSU groups.

A larger change in the Inferred Mineral Resource Estimate, by an increase of approximately 25 percent, resulted from modification of the HSU model. Again, this increase is largely attributed to the deepening of the bedrock basement incorporating results derived from exploration at Platform 1, as well as incorporating recent publically available exploration reporting by Advantage Lithium (2018 and 2019). The results of drilling and sampling at Platform 1 allowed for increasing confidence and partial conversion of the Inferred Mineral Resource aquifer volume in the updated HSU model to Indicated Mineral Resource aquifer volume of the deeper HSUs and the 2019 Mineral Resource Estimate (Section 14.4). This conversion of aquifer volume to more confident Mineral Resource Estimate classification surrounding the Platform 1 location also provided the support for simulated wells in the Mineral Reserve Estimate numerical model to be completed in the deeper and more permeable Lower Sand and Basal Sand HSUs in the southeast part of the model domain (Section 15.0).

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14.3.6	Lithium Concentrations

The lithium concentrations from the depth-specific bailer samples obtained in 2017 and 2018 boreholes were spatially analyzed and compared to the distribution of lithium in the resampled resource grid from the 2012 FEFLOW model and the 2012 Mineral Resource Estimate (LAC, 2012). Measured concentrations in the 2017 and 2018 samples often differed from values predicted by the prior 2012 resource grid. Therefore, the 2019 Mineral Resource Estimate required a re-interpolation of lithium concentrations to resolve the additional sampling results; incorporating the lithium concentrations in the 2019 Mineral Resource Estimate model followed and expanded upon methods used in the 2012 Mineral Resource Estimate model. In summary, the 2019 lithium concentrations database included the following:

•	Concentration measurements from original samples used in LAC (2012) and recent sampling locations with bailer samples were assigned a discrete depth (if represented as a depth interval).

•	Data analysis was conducted to evaluate the quality and representativeness of the data. Sample verification and the sample QA/QC was conducted by Exar and independent Qualified Person and provided to Montgomery.

•	Publicly available results were used for off-property northern control points in SdO of the Resource Evaluation Area in the prior 2012 Mineral Resource Estimate (Orocobre Limited, 2011); similarly for the 2019 Resource Evaluation Area, publically available results were used for off-property control points in SdC to the east and west of the Resource Evaluation Area (Advantage Lithium, 2018).

•	Spatial correlation of lithium concentration data points was assessed with semi-variogram analysis to prepare iso-surfaces using two different methods in Leapfrog EDGE: Radial Basis Function (“RBF”) and Ordinary Kriging.

In total, 1,880 lithium concentrations are represented in the 3D geologic model for the 2019 Mineral Resource Estimate. Locations of representative fence sections of the distribution of initial lithium concentrations are shown on Figure 14.14 for the 2019 Mineral Resource Estimate. For comparison purposes, the fence sections for the 2012 and the 2019 initial lithium concentrations are shown on Figure 14.15 and Figure 14.16, respectively.

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Figure 14.14     Location Map of Representative Fence Sections for Lithium Concentrations

D''
D'
C
C'
D
Image Source: Google Earth 2016
EXPLANATION
Properties Inside Production Area
Watershed Boundary
Initial Lithium Concentrations Fence Section
Locations
Locations (2010 to 2012*)
Locations 2017 Platform
Locations 2018 Platform
* LAC, 2012
N
0 1 2 3 4 5
Kilometers
MINERA EXAR
CAUCHARI - OLAROZ PROJECT
INITIAL LITHIUM CONCENTRATIONS FENCE SECTION MAP
MONTGOMERY & ASSOCIATES
2019

Source: Burga et al. (2020)

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Figure 14.15     Representative Fence Sections of Initial Lithium Concentrations in the 2012 Mineral Resource Estimate Processed in Leapfrog Geo

D
D'
3900
3700
3500
3300
0
2500
5000
7500
10000
12500
15000
17500
20000
22500
25000
C
C'
3900
3700
3500
3300
0
2500
5000
Elevation
(meters, above mean sea level)
Distance (meters)
EXPLANATION
Well Lithium Samples
Dense sample set
Individual samples
Initial Lithium Concentration (mg/L)
< 50.0
50.0 – 100.0
100.0 – 150.0
150.0 – 200.0
200.0 – 250.0
250.0 – 300.0
300.0 – 350.0
350.0 – 400.0
400.0 – 450.0
450.0 – 500.0
500.0 – 550.0
550.0 – 600.0
600.0 – 650.0
650.0 – 700.0
> 700.0
Scale: 1:150,000
Vertical exaggeration: 10x
0m
10000m
MINERA EXAR
2012 INITIAL LITHIUM CONCENTRATION FENCE SECTIONS
MONTGOMERY & ASSOCIATES

Source: Burga et al. (2020)

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Figure 14.16     Representative Fence Sections of Initial Lithium Concentrations in the 2019 Mineral Resource Estimate Processed in Leapfrog Geo

D
D'
Elevation
(meters, above mean sea level)
3900
3700
3500
3300
0
2500
5000
7500
10000
12500
15000
17500
20000
22500
25000
D'
D''
C
C'
Distance (meters)
EXPLANATION
Well Lithium Samples
Dense sample set
Individual samples
Initial Lithium Concentration (mg/L)
< 50.0
50.0 – 100.0
100.0 – 150.0
150.0 – 200.0
200.0 – 250.0
250.0 – 300.0
300.0 – 350.0
350.0 – 400.0
400.0 – 450.0
450.0 – 500.0
500.0 – 550.0
550.0 – 600.0
600.0 – 650.0
650.0 – 700.0
> 700.0
Scale: 1:150,000
Vertical exaggeration: 10x
0m
10000m
MINERA EXAR
UPDATED INITIAL LITHIUM CONCENTRATION FENCE SECTIONS
MONTGOMERY & ASSOCIATES

Source: Burga et al. (2020)

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14.3.7	Exploratory Data Analysis and Domain Analysis

The Exploratory Data Analysis (“EDA”) of the lithium concentrations involved the univariate statistics of the samples using histograms, box plots, and probability plots, and spatial correlations based on data posting, trend analysis, hydrostratigraphic units, and relative location in the Project area. Box plots of the lithium concentrations grouped by samples located in SdC, Archibarca, or SdO are shown in Figure 14.17. Although the variance and spatial trend of the distribution of lithium concentrations differs slightly in these three areas, the Resource Evaluation Area was modeled as one domain recognizing the following: 1) the distribution of lithium concentrations are not dependent on the hydrostratigraphic units, 2) the hydrostratigraphic units are continuous through the three areas, and 3) modeling the three areas as sub-domains, even with soft boundaries, produces disconnects in the lithium concentration contours which affect gridding required for numerical modeling of the Mineral Reserve Estimate. The perimeter of the Resource Evaluation Area was modeled as a soft boundary to incorporate outside control points.

As part of the EDA for the 2019 Mineral Resource Estimate, the box plots showing mean and median concentrations are informative as they show the influence of 2017 and 2018 samples collected in SdO and Archibarca relative to the SdC samples, which dominated the sample database used for the prior 2012 Mineral Resource Estimate. Additionally, the SdC sample population shows a smaller range of the upper and lower quartile, indicating less dilution effects of shallow samples collected in the SdO area and the freshwater influx of the basin margin in the Archibarca area.

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Figure 14.17     Box Plots of Lithium Concentrations – SdC, Archibarca, and SdO Areas

14.3.8	Mineral Resource Block Model Variography, Methods, and Validation

Variogram models were developed in three orthogonal directions based on experimental variograms. No outlier restrictions were applied, as measured sample concentrations do not show anomalously high values. Analysis of the lithium distributions did not show a dependency on hydrostratigraphic units. Therefore, the model domain was distinguished by the Resource Evaluation Area with a soft boundary accounting for samples outside of the Resource Evaluation Area. Categories were applied within the model domain to subdivide the Mineral Resource classification (Measured, Indicated, and Inferred) and the hydrostratigraphic sequences in order to apply variations in Sy.

The Mineral Resource block model within the Resource Evaluation Area, composed of 6,896,092 blocks, was defined with a block size of x = 100 metres, y = 100 metres, and z = 1 metre. The block size was chosen to apply the specific yield to the units within the hydrostratigraphic model imposed by incorporating the parameterization in the 2012 FEFLOW model.

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The spatial correlations for the lithium concentrations were reviewed in Leapfrog EDGE using experimental variograms with the parameters shown in Table 14.4. The spatial variability was modeled using three experimental directions adjusted to a 3D ellipsoidal model using one spherical structure and three experimental variogram directions. The experimental semi-variograms of lithium and theoretical model is shown in Figure 14.18.

Table 14.4 Experimental Variogram Parameters

Axis	Variogram Parameters			Tolerance
	Lag (metres)	Maximum Number of Lags	Azimuth (degrees)	Dip (degrees)	Angular (degrees)
Major	500	50	114.45	0	20
Semi-major	500	50	24.45	0	75
Minor	5	100	0	90	5

The interpolation methodology for estimating the lithium resource was Radial Basis Function (“RBF”) to produce iso-surfaces which were then evaluated to the resource block model. Figure 14.19 shows the initial lithium concentrations on plan maps for elevations of 3,900, 3,800, and 3,700 metres.

The RBF interpolation method was verified with ordinary kriging. The model was validated using a series of checks including comparison of univariate statistics, verification with ordinary kriging, evaluation of the model to the original sample points to verify values, and swath plots to detect any spatial bias. Swath Plots in the X, Y, and Z directions are shown on Figure 14.20 and provide a general perspective on the modeled concentrations compared to the samples. The model was interrogated where the swath plots showed the modeled concentrations differed from the sample concentrations. Upon examination and verification, differences were often attributed to 1) the swath fully intersecting the Resource Evaluation Area in the specified direction, 2) variability of the number and distribution of sample data available in each swath, and 3) the resource model incorporating soft boundary control points outside the Resource Evaluation Area.

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Figure 14.18     Experimental Semi-Variograms of Lithium with Theoretical Model

Major Axis
Semi-major Axis
Minor Axis
(Semi-) Variogram
Distance

2D Variogram
Pitch
Variogram

MINERA EXAR

EXPERIMENTAL SEMI-VARIOGRAMS OF LITHIUM WITH THEORETICAL MODEL

MONTGOMERY & ASSOCIATES

Source: Burga et al. (2020)

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Figure 14.19     Representative Elevation Maps of Initial Lithium Concentrations for 2019 Mineral Resource Estimate

Source: Burga et al. (2020)

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Figure 14.20     Model Validation Swath Plots in the X, Y, and Z Directions

X Direction, 6 block spacing
Y Direction, 20 block spacing
Z Direction, 20 block spacing
Average Lithium Concentration (mg/L)
Swath

EXPLANATION
Samples (Count > 10)
Samples (Count ≤ 10)
Model
Swath Directions Relative to Resource Evaluation Area
X
Y
Z
0
5000
10000
15000

MiNERA EXAR

MODEL VALIDATION
SWATH PLOTS

MONTGOMERY & ASSOCIATES

Source: Burga et al. (2020)

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14.4	2019 Mineral Resource Statement

A map showing the Resource Evaluation Area of resource classifications is shown on Figure 14.5 for the prior (2012) Mineral Resource Estimate and for the 2019 Mineral Resource Estimate (King, Kelley, Abbey, 2012 and Burga et al., 2019). For the Mineral Resource Estimate, the Resource Evaluation Area remains the same as Burga et al. (2019), extending north to include: 1) Exar Property areas with 2017, 2018 and 2019 exploration results, and 2) areas meeting the criteria of resource classes for Mineral Resource estimation. Figure 14.21 shows a schematic 3D view of the Resource Evaluation Area for the Mineral Resource classifications: Measured, Indicated, and Inferred.

Figure 14.21     3D Schematic View of the 2019 Mineral Resource Estimate – Measured, Indicated, and Inferred

Source: Burga et al. (2020)

The methodology and resource classification scheme for evaluating the Mineral Resource Estimate followed the prior 2012 Mineral Resource Estimate (King, Kelley, Abbey, 2012) and the 2019 Mineral Resource Estimate in Burga et al. (2019) (Section 14.3.1.2).

The Mineral Resource Estimate at the Measured, Indicated, and Inferred Mineral Resource classification (CIM, 2014) for lithium is based on the total amount of lithium in brine that is theoretically drainable from the bulk aquifer volume. The volumes where lithium concentration is determined to be less than the cut-off grade of 300 mg/L are not included in the resource calculations. In some areas, there are volumes of brine included in the Mineral Resource Estimate even where they extend beyond data points from wells. These zones (usually at depth below known data points or extending laterally from known data points) are included in the 2019 Mineral Resource Estimate based on the substantial amount of geophysical information obtained that justifies extrapolating the resource to its logical boundary conditions (such as lateral property or geological boundaries, lithological characteristics, or hydrogeologic bedrock constraints). The 2019 Mineral Resource Estimate does not include brine aquifer volumes at depths greater than the projected bedrock contacts.

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With further exploration and characterization, deep aquifer volumes at the Inferred Mineral Resource classification may convert to a higher confidence classification; other aquifer volumes within property boundaries to the north and south remain open.

The 2019 Measured, Indicated, and Inferred Mineral Resource Estimate for lithium is summarized in Table 14.5. The 2019 Mineral Resource Estimate for lithium has an effective date of May 7, 2019, based on Platform 1 results, the most recent drilling and sampling information included for interpreting and updating the Mineral Resource Estimate. As is accepted in standard practice for lithium brine Mineral Resource Estimates, Table 14.6 provides lithium as Li2CO3 or LCE, at the Inferred, Indicated, and Measured confidence level classes.

Table 14.5 Summary of 2019 Mineral Resource Estimate for Lithium
Classification	Aquifer Volume (m3)	Drainable Brine Volume (m3)	Average Lithium Concentration (mg/L)	Lithium (tonnes)
Measured Resource	1.07E+10	1.13E+09	591	667,800
Indicated Resource	4.66E+10	5.17E+09	592	3,061,900
Measured + Indicated	5.73E+10	6.30E+09	592	3,729,700
Inferred	1.33E+10	1.50E+09	592	887,300

Notes:

1.         The 2019 Mineral Resource Estimate has an effective date of May 7, 2019 and includes results of drilling and sampling at Platform 1 and the 2019 HSU model. The Resource Evaluation Area, initial lithium concentrations, and a lithium grade cut-off of greater than or equal to 300 mg/L parameters remained the same as the 2019 Mineral Resource Estimate given in LAC (2019).

2.         The Mineral Resource Estimate is not a Mineral Reserve Estimate and does not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted to Mineral Reserves.

3.         Calculated brine volumes only include Measured, Indicated, and Inferred Mineral Resource volumes above cut-off grade.

4.         The Mineral Resource Estimate has been classified in accordance with CIM Mineral Resource definitions and best practice guidelines (2012 and 2014).

5.         Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods.

Using Platform 1 results and the 2019 HSU model, conversion of the aquifer volumes from Inferred to Measured and Indicated, while still maintaining the 3D initial lithium concentration grid (Sections 14.3.5 and 14.3.6), results in the total Measured plus Indicated Mineral Resource Estimate for lithium concentration increasing by approximately 2% in comparison to results of the previous Mineral Resource Estimate (Burga et al., 2019). Similarly, for LCE mass, this conversion of aquifer volume to more confident Mineral Resource Estimate classification surrounding the Platform 1 resulted in an increase of Measured plus Indicated of approximately 10 percent in comparison to results of the previous Mineral Resource Estimate (Burga et al., 2019).

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Table 14.6 2019 Mineral Resource Estimate for Lithium Represented as LCE
Classification	LCE (tonnes)
Measured Resource	3,554,700
Indicated Resource	16,298,000
Measured + Indicated	19,852,700
Inferred	4,722,700

Notes:

1.          Lithium carbonate equivalent (“LCE”) is calculated using mass of LCE = 5.322785 multiplied by the mass of Lithium reported in Table 14.5.

2.         The 2019 Mineral Resource Estimate has an effective date of May 7, 2019 and includes results of drilling and sampling at Platform 1 and the 2019 HSU model. The Resource Evaluation Area, initial lithium concentrations, and a lithium grade cut-off of greater than or equal to 300 mg/L parameters remained the same as the 2019 Mineral Resource Estimate given in LAC (2019).

3.         The Mineral Resource Estimate is not a Mineral Reserve Estimate and does not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted to Mineral Reserves.

4.         The Mineral Resource Estimate has been classified in accordance with CIM Mineral Resource definitions and best practice guidelines (2012 and 2014).

5.        Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods.

14.5	Relative Accuracy of the Mineral Resource Estimate

The relative accuracy of the Mineral Resource Estimate for lithium is largely a function of the confidence demonstrated in sampling methods, laboratory results, analytical methods, and the overall development and understanding of the conceptual hydrogeologic system. Montgomery has confidence in the Mineral Resource Estimate based on previous data collected and interpreted by LAC (2012), as well as analysis of 2017, 2018 and 2019 exploration data and methods provided by Exar, with brine concentration and lithologies of the hydrostratigraphic model domain.

With respect to conceptualization and parameterization of the hydrogeologic system for the 2019 Mineral Resource Estimate, the factors that could affect Mineral Resource estimation include:

•	Estimates of drainable porosity or Sy values. The estimates of Sy are extrapolated from the 2012 resource grid to similar lithologies in the expanded and updated resource grid. Estimates of Sy in the expanded resource grid have some uncertainty due to the lack of representative testing results of samples.

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To address the uncertainties and improve the Mineral Resource Estimate, recommendations include the following:

•	Drainable porosity or Sy estimates relied upon the prior 2012 model estimates because the 2017 and 2018 exploration results lacked Sy estimates. In order to address the uncertainty of Sy estimates for the different stratigraphic groups, ongoing exploration work should include analysis of Sy by use of laboratory methods such as RBRC or similar techniques for core samples, and field methods using calibrated nuclear magnetic resonance (“NMR”) borehole logging in open boreholes or in wells with PVC casing installed.

According to the authors, there are no other known factors—such as environmental, permitting, legal title, taxation, socio-economic, or political issues—that could materially impact the 2019 Mineral Resource estimate, except as disclosed in this report. For details on relevant environmental and community activities, see Section 20.

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15.0	Mineral Reserve Estimate

15.1	Background

Mineral Reserve classifications used in this section conform to the following CIM (2012 and 2014) definitions referenced in NI 43-101 and discussed in Section 14.1.1, Statement for Brine Mineral Prospects and Related Terms:

•	Mineral Reserve: a Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

•	Modifying Factors: modifying factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors.

•	Probable Mineral Reserve: a Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

•	Proven Mineral Reserve: A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

The mining method to be employed for the Project involves an extraction wellfield using production-scale wells for pumping brine from the aquifer in the Resource Evaluation Area. As such, the Mineral Reserve for the Project is identified based on the extraction wellfield unit and the Measured and Indicated Mineral Resources within the resource model (Section 14.0).

The Mineral Reserve Estimate has been conservatively modeled and stated as a Proven Mineral Reserve for Year 1 through 5 of full-scale extraction wellfield pumping and a Probable Mineral Reserve for Years 6 to 40 of full-scale extraction wellfield pumping. The division between Proven and Probable Mineral Reserves is based on: (1) sufficiently short duration of wellfield extraction to allow a higher degree of predictive confidence, yet long enough to enable significant production, and (2) a duration long enough to enable accumulation of a strong data record to allow subsequent conversion of Probable Mineral Reserves to Proven Mineral Reserves. Provided a detailed data record for monitoring wellfield operations and further updates to model calibration, the authors believe it could be possible to achieve partial conversion of Probable to Proven Mineral Reserves during the first five years of full-scale operation and assessment of build-out of the extraction wellfield.

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15.2	Overview

The 2019 Mineral Reserve Estimate was developed for the Project using MODFLOW-USG, a control volume finite difference code (Panday and others, 2013), coupled with the Groundwater Vistas modeling interface (ESI, 2015). The groundwater modeling was supported by geological, hydrogeological, geochemical, and geophysical data collected through field programs at the site (LAC, 2019). Previous Mineral Reserve Estimate groundwater modeling reported in LAC (2012, 2017, and 2019) was conducted for the Project using FEFLOW finite-element groundwater modeling software (DHI, 2010). The conversion to MODFLOW-USG allowed for distinct advantages to simulate evaporative flux of the salar surface that is more numerically stable for steady-state calibration and to more accurately simulate production well conditions and mass capture using local grid refinement and robust solution methods. The MODFLOW-USG platform is a publically available groundwater flow and transport code which is now considered as the industry standard for a wide variety of groundwater-related applications; it has been verified and validated in public forums and in professional publications by the United States Geological Survey (Panday and others, 2013).

Updating the groundwater model to the MODFLOW-USG platform in 2019 occurred as a sequential step after updating of the hydrostratigraphic model framework in Leapfrog Geo. With this update and expansion of model boundaries, the numerical model incorporates a larger-scale water balance (SQM, 2016) and conceptual model, while still maintaining consistency with methods used in the previous groundwater model (LAC, 2017). During the process of the numerical model update, calibration of the model used additional spatially representative pre-development hydraulic head data, and transient head data and associated aquifer parameters conforming to results of reported historical pumping tests as well as more recent pumping tests conducted by Exar.

Once formulated and calibrated, the numerical model used a simulated production wellfield to project extraction from the brine aquifer and verify the feasibility of producing sufficient brine for processing a minimum target of 40,000 tpa LCE. After verifying the capability of the simulated wellfield to produce sufficient brine for the minimum 40,000 tpa LCE process target, the model was then used to predict a maximum production rate for assessment of a Total Mineral Reserve Estimate for a 40-year production and process period of LCE.

Predictive groundwater model results include projected brine production rates, drawdown in production wells, and lithium concentration during simulated wellfield pumping. A previous Mineral Reserve Estimate study by LAC (2012) concluded that rigorous consideration of variable density within the aquifer did not materially improve model results, therefore variable-density flow and transport was not simulated in these current analyses. The authors believe the procedure used for the modeling is valid and appropriate for development of a Mineral Reserve Estimate, as defined by the CIM and referenced by NI 43-101. The primary steps used to develop and apply the numerical groundwater model for the purposes of Mineral Reserve Estimation were as follows:

•	The hydrostratigraphic units (HSUs) and the HSU model used for the 2019 Mineral Resource Estimate (LAC, 2019) were re-evaluated to incorporate recommendations for simplification of hydrostratigraphy and incorporation of conceptual depositional environments or stratigraphic sequence units (Section 14.3.5). The re-evaluated HSU model formulated for the Mineral Reserve Estimate model is built upon the model developed for the 2019 Mineral Resource Estimate and incorporates more recent information collected by Exar in order to consider: 1) previous parts of deep aquifer system as an Indicated Mineral Resource aquifer volume and therefore appropriate for consideration in the Mineral Reserve Estimate model, and 2) deeper basin extents basin to include the larger numerical model domain and an expanded Mineral Inferred Resource aquifer volume. After producing the modifications to the HSU model, the updated Mineral Reserve Estimate model was designed and constructed to conform to the HSU distributions as well as interpolated lithium concentrations mapped directly from Leapfrog to the cell centroids of the numerical model.

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•	Appropriate lateral and vertical extents were identified for expansion of the numerical model domain. The objective was to define model boundaries that were sufficiently removed from the Resource Evaluation Area that they would not significantly constrain the production wellfield simulations, while maintaining the model domain at a practical size (Section 15.4). Additionally, lateral inflow estimates from contributing watersheds (SQM, 2016) coincided directly with the newly expanded model domain.

•	Hydraulic and grade conditions were assigned along each boundary of the numerical groundwater model based on an evaluation of sub-watershed boundaries and interpreted surficial contacts alluvium and bedrock following the updated HSU model, as well as through the incorporation of a basin-wide water balance model of the entire basin (SQM, 2016; Sections 15.5 and 15.6).

•	Hydraulic and transport properties were evaluated and assigned for each hydrostratigraphic unit in the numerical groundwater model (Section 15.7). A 3D lithium concentration field was mapped directly from the updated resource model in the numerical model domain. Input data included measured brine concentrations and values consistent with the 2019 Mineral Resource Estimate (LAC, 2019). In zones with no available data outside of the Resource Evaluation Area, initial lithium concentrations were conservatively set to 50 mg/L.

•	Preliminary modeling was previously conducted to determine the potential effect of density dependent flow on the Mineral Reserve Estimate in previous reporting (LAC, 2012). Due to their high computational demand, the exclusion of density effects from the site model would enable more model runs to be conducted for calibration and wellfield simulations. However, variable water density could only be excluded if it would not have a significant effect on the results. Based on the preliminary modeling evaluation, it was concluded that the exclusion of density-dependent flow from the numerical groundwater model would not have a significant effect on the Mineral Reserve Estimate. However, as additional monitoring data are collected in the expanded model domain and if interpretations lead to the reduction of model uncertainty, the current modeling platform will support density-dependent groundwater flow conditions using the density-driven flow (DDF) package.

•	The numerical groundwater model was calibrated to current conditions and to representative long-term pumping tests (Section 15.8 and 15.9). A conceptual well design (with initial pumping rates) was input to the model, based on aquifer properties and engineering constraints for brine production efficiency. The wellfield was simulated over the life of mine estimate of 40 years, with well locations and production rates adjusted as required, to maximize overall wellfield extraction rate and optimize production well locations for predictive assessment of an Updated Mineral Reserve Estimate (Section 15.10).

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•	The long-term simulation of the wellfield by use of the Well Package of MODFLOW was used to generate the Mineral Reserve Estimate for lithium. Extracted concentrations from the wells in Groundwater Vistas represent a composite value that is weighted by the transmissivity of each model layer. The simulated wells are assumed to be 100 percent efficient, and the screen tops and bottoms are represented as exact elevations.

Exar has advised the authors that it is unaware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, or political factors, that may materially affect the Mineral Reserve Estimate contained in this Report.

15.3	Conceptual Model

The conceptual model of recharge and discharge relationships for a closed basin, salar setting is shown on Figure 15.1. The illustration shows the relationship between groundwater recharge from bedrock mountainous areas and distributed aerial precipitation and groundwater discharge through evapotranspiration.

Groundwater inflow occurs at the margins of the basin and moves towards the center of the salar. Inflow is relatively freshwater as it enters the salar and its salinity increases with movement towards the center due to discharge by evapotranspiration. Evapotranspiration is large in the salar perimeter areas, where the water table is closest to the surface, and decreases towards the center as brine concentrations increase and salt crust thickens impeding evaporative flux. The driving force for groundwater movement in the salar is a combination of standard hydraulic gradients caused by recharge in elevated areas and discharge due to evaporation in lower areas, and convection due to density gradients.

Figure 15.1     Conceptual Model and Model Boundary Conditions

Source: Burga et al. (2020)

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15.4	Numerical Model Construction

The model domain encompasses the sedimentary and evaporite deposits comprising the Cauchari-Olaroz Project area. Extent of the model domain, which covers an area of about 1290 square kilometres, is shown on Figure 15.2.

The domain includes the Resource Evaluation Area and was designed to be large enough to minimize influence of applied boundary conditions on production well simulations. The base of the model domain was set at the top of bedrock basin in which the sediments were deposited. The model simulates equilibrium conditions for groundwater movement and lithium concentration distribution in the sedimentary basin aquifer, with fresh groundwater inflow from drainage sub-basins that surround the salars. Groundwater outflow from the basin occurs via evaporation from the moist salar surfaces. Groundwater movement is generally from the margins of the salars, where mountain front recharge enters the model domain as groundwater underflow, toward the center of the salar. Precipitation recharge, limited due to the large evaporative potential, is included in the model and was generally applied to the model surface outside evaporative zones (Figure 15.1).

15.5	Numerical Model Mesh

The 3D model domain represented on Figure 15.3 is divided into a grid of node-centered, rectangular prisms or cells. Cells with small lateral dimensions (4.69 m) were assigned in areas of interest within the salar, particularly in the vicinity of production well locations and transient calibration targets, while larger elements (531 m) were assigned near the edges of the model domain, farthest from the area of interest. Vertically, the domain was divided into 25 model layers, each of which consists of a variable number of cells (between 3,149 and 54,417 cells) depending on the presence of bedrock at depth. The entire numerical model mesh totals 805,808 nodes.

Thicknesses of model layers were designed to more refined near land surface to accommodate the evaporative surface and gradually increase in thickness with depth. Model layers directly incorporate the HSU distribution from the updated Mineral Resource model and account for transitions between HSUs, as well as zonation of aquifer parameters in particular HSUs for model calibration purposes.

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Figure 15.2     Numerical Model Domain and Sub-basins Map

Rosario - Toro
Olaroz
Salar de Olaroz
Turi Lari
Archibarca
Salar de Cauchari
Tuzgle
Guayaos
Nac Quevar
Tocomar
EXPLANATION
Properties Controlled by Minera Exar
Resource Evaluation Area
Watershed Boundary
Numerical Model Domain Boundary
N
0
5
10
15
20
25
Kilometers
MINERA EXAR
CAUCHARI - OLAROZ PROJECT
NUMERICAL MODEL DOMAIN AND SUB-BASINS
MONTGOMERY & ASSOCIATES
2019

Source: Burga et al. (2020)

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Figure 15.3     Numerical Model Grid

Salar de Olaroz
EXPLANATION
Properties Controlled by Minera Exar
Resource Evaluation Area
Watershed Boundary
Numerical Model Domain Boundary
Numerical Model Grid
Image Source: Google Earth 2016
MINERA EXAR
CAUCHARI - OLAROZ PROJECT
NUMERICAL MODEL GRID
MONTGOMERY & ASSOCIATES
2019
N
0 2 4 6 8 10
Kilometers

Source: Burga et al. (2020)

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15.6	Numerical Model Boundary Conditions

Boundary conditions that are consistent with the conceptual model were applied in the numerical model. As described in Section 15.1, the aquifer is recharged by a combination of groundwater underflow from upland, mountain front recharge and surface infiltration of precipitation. Under natural conditions, all of the influent groundwater is consumed by evaporation that occurs in the center and along the margins of the salar.

The numerical boundary conditions that were applied to simulate these groundwater flow conditions are summarized as follows:

•	Top Boundary – Similar to hydrologic modeling reported by LAC (2012), recharge due to infiltration of precipitation was applied at a temporally constant rate of 10 mm/yr over the model domain that lies outside of the active zones of modeled evaporation (i.e., outside of the salar nucleus and immediate salar margins). The modeled zones of evaporation and recharge are shown on Figure 15.4. Within the active zones of modeled evaporation, in regions where depth to the water table was lower than the extinction depth, evaporation (outward flux) was applied in a linear fashion from the extinction depth to land surface using the evapotranspiration (EVT) package of MODFLOW. Potential evaporation (ETp), the rate of evaporation when the water table is coincident with the ground surface, of 2.2 mm/d, 4.3 mm/d, and 5.7 mm/d was assigned to the salar nucleus and margins respectively. Additionally, evaporative extinction depths varied as a function of interpreted water density and proximity to the salar nucleus; specifically, 0.25 m was assigned in the salar nucleus and 0.5 m to 0.7 m was specified along the salar margin. Actual evaporation was simulated as a function of depth to the water table, ranging from zero where the water table was below the extinction depth to ETp where the water table was at ground surface, and has virtually no effect on potential lithium recovery. During simulation, therefore, net recharge within the salar region of the model domain varies spatially and temporally in response to changes in depth to the water table.

•	Lateral Boundary – Except as noted below for select model cells of model layer 1, all cells in model layers along the lateral boundaries of the domain are conservatively assigned no flow boundary conditions, consistent with the bedrock lithology and its comparable low permeability. Therefore, neither fresh groundwater nor brine can enter or exit the model domain in any of these regions.

•	Specific locations where boundary conditions were applied along the lateral boundaries of the model are described as mountain front recharge. The quantity of mountain front recharge in sub-basin is shown in Table 15.1 and is consistent with the previous Mineral Reserve Estimate model, following the water balance analysis reported by SQM (2016). Incoming groundwater is conservatively assumed to be fresh, with a lithium concentration of zero.

•	Bottom Boundary – The entire bottom slice of the model was assigned as a no flow boundary condition.

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Table 15.1 Summary of Mountain Front Recharge
Sub-basin Identifier	Recharge (L/s)
Rosario – Toro	1,193
Turi Lari	144
Tuzgle	108
Tocomar	611
Nac Quevar	59
Guayaos	102
Archibarca	87
Olaroz	173
Total	2,477

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Figure 15.4     Numerical Model Top Boundary Conditions

Salar de Olaroz
Salar de Cauchari
EXPLANATION
Numerical Model Domain Boundary
Modeled Recharge
Rate (m/d)
0.000027
Modeled Evapotranspiration
Rate (m/d); Extinction Depth (m)
0.0022; 0.25
0.0043; 0.5
0.0057; 0.7
N
0 5 10 15 20 25
Kilometers
MINERA EXAR
CAUCHARI - OLAROZ PROJECT
NUMERICAL MODEL TOP BOUNDARY CONDITIONS
MONTGOMERY & ASSOCIATES
2019

Source: Burga et al. (2020)

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15.7	Hydraulic Properties

Hydraulic and transport properties used in the updated numerical model started with those determined in the prior models reported by LAC (2012 and 2017). Hydraulic properties include hydraulic conductivity in the three cardinal directions (Kx, Ky, and Kz), specific storage (Ss), and specific yield (Sy). These parameters were adjusted for specific zones to aid in subsequent recalibration of the model for the 2019 Mineral Reserve Estimate. The range of assigned hydraulic properties in the model, shown in Table 15.2, conform to the range of values determined from pumping tests provided in Appendix 1, prior model calibrations, and published literature values for corresponding salar sediments and evaporites. Brief summaries of the hydraulic and transport properties are provided below.

•	Hydraulic Conductivity – The hydraulic conductivity (K) distribution used in the model was determined by (i) analysis of available pumping test data in the screened HSUs and (ii) calibration of the model in steady-state and transient. Without evidence of horizontal anisotropy from testing results, Kx is considered equal to Ky; for reporting purposes horizontal hydraulic conductivity is termed radial hydraulic conductivity (Kr). Vertical anisotropy was evident from analysis of testing results, and accordingly for model calibration, was applied in the vertical direction with proportional ratios of Kz/Kr for individual HSUs where appropriate. Where anisotropy was incorporated for calibration purposes, the ratios of Kz/Kr consider results from pumping tests and estimates from literature values for similar sedimentary regimes. Sections showing representative Kr distributions as applied in the current model are provided on Figure 15.5.

•	Specific Storage – The range of specific storage assigned in the model are based on results from pumping tests in addition to estimates from literature values for similar sedimentary regimes. The lower end of the range is near the compressibility of water, which indicates a rigid, low porosity material with small compressibility of the rock mass. The upper end of the range is indicative of higher porosity and larger compressibility of the rock mass.

•	Specific Yield and Effective Porosity – Assigned values of Specific Yield correspond to the updated HSU model, measured values determined from laboratory analyses of core samples from previous studies, and the overall average Specific Yield is consistent with the 2019 Mineral Resource Estimate. Effective Porosity is assumed to be equivalent to Specific Yield and varies spatially based on the distribution of HSUs.

•	Dispersion – For modeling the transport of dissolved lithium concentrations in brine, assigned values of dispersivity correspond to 5 m for longitudinal dispersivity, 0.5 m for transverse dispersivity, and 0.05 m for vertical dispersivity. Molecular diffusion was not included in the 2019 Mineral Reserve model because it is negligible in large-scale regional models.

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Table 15.2 Summary of Assigned Aquifer Parameter Estimates
Hydrostratigraphic Unit	Horizontal Hydraulic Conductivity (Kr) (m/d)		Ratio Vertical to Horizontal Hydraulic Conductivity Estimate (Kz/Kr)	Specific Storage (1/m)	Specific Yield and Effective Porosity (%)
	Minimum	Maximum
Alluvial Fan Sand and Gravel	0.2*	65	0.33 to 1	1.0E-05 to 5.0E-04	20
Interbedded Sand and Clay/Silt	0.5	0.5	1	1.0E-07	11
Clay/Silt with Sand	0.08	0.08	1	1.0E-06	7
Halite with Sand	0.08	0.08	1	1.0E-07	8
Interbedded Sand and Halite	0.11	0.25	0.1 to 1	1.0E-07 to 5.0E-06	12
Lower Sand	2	2	1	1.0E-06	15
Basal Sand	5	5	1	1.0E-06	16

Note: * Kr decreases with depth to the minimum value presented.

Figure 15.5      Representative Hydraulic Conductivity Distribution in Production Wellfield Area

Source: Burga et al. (2020)

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15.8	Pre-Development Model Conditions

The current or pre-development groundwater system in the basin was assumed to be in equilibrium with groundwater inflows and approximately equivalent to groundwater outflows, without pumping or temporal changes in the hydrologic stresses. Aligned with the conceptual model, simulated groundwater inflow is comprised largely of mountain front recharge inflow from margins of the basin, underflow from neighboring watersheds, and small amounts of areal recharge from precipitation infiltration. Outflow consists of evapotranspiration (primarily evaporation from the salar surface and with minimal transpiration from scant vegetation).

The pre-development model was calibrated to representative groundwater levels measured at 27 groundwater level monitoring locations in the basin representing 2018 conditions (Table 15.3). The steady-state calibration relied on these spatial values as they are generally composite water levels for wells with screened intervals completed to near land surface; additionally, the potentiometric surface represented by the water levels shows groundwater flow directions consistent with the conceptual model of the basin. Groundwater levels from wells with deeper and more isolated completions were also examined for steady-state calibration purposes and corresponding potentiometric maps show similar patterns of groundwater movement. However, these water levels from deeper parts of the brine aquifer require more complicated pressure head corrections to equivalent water level elevations, and lacking supporting water density measurements, were determined insufficient for current modeling calibration purposes.

Aquifer parameters for pre-development model calibration were varied to achieve an acceptable calibration to the representative groundwater levels. After incorporating model zonation methods of aquifer parameters and trial and error adjustment modeling techniques, the simulated groundwater levels are judged to reasonably match the measured data representing 2018 pre-development conditions. A mean error of -2.5 m was reported for the steady-state flow solution by LAC (2017) for the previous Mineral Reserve Estimate model as compared to a mean error of - 2.2 m for the revised model used in this updated modeling analysis. The maximum residual (observed minus simulated groundwater elevation) is within 7 m. Given these statistics, and provided the magnitude of the apparent error for the updated model compared to the previous model, the larger inflows incorporated from the SQM water balance (2016), as well as the exclusion of equivalent water level elevation corrections (described in Section 16.2), it was concluded that the steady-state distribution of heads could be reasonably used as initial conditions in the updated model for predictive model simulations.

Table 15.3 Steady-State Model Residuals
Well Identifier	Easting (m)	Northing (m)	Observed Groundwater Elevation (masl)	Computed Groundwater Elevation (masl)	Residual (m)	Source
SL-001	3424377	7378282	3936.86	3938.15	-1.29	Exar
SL-002	3427273	7396180	3934.51	3937.41	-2.90	Exar
SL-004B	3423001	7379362	3936.92	3937.17	-0.25	Exar
SL-006	3427230	7392980	3938.33	3936.81	1.52	Exar
SL-007	3429894	7398465	3935.50	3936.04	-0.54	Exar

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Table 15.3 Steady-State Model Residuals
Well Identifier	Easting (m)	Northing (m)	Observed Groundwater Elevation (masl)	Computed Groundwater Elevation (masl)	Residual (m)	Source
SL-009	3432230	7407612	3934.26	3937.04	-2.78	Exar
SL-010	3429367	7395232	3935.72	3936.18	-0.46	Exar
SL-13	3426671	7379792	3939.69	3940.11	-0.42	Exar
SL-014	3426361	7387640	3936.70	3940.63	-3.93	Exar
PE-11	3427395	7391301	3937.14	3938.75	-1.61	Exar
DDH-07	3426159	7388920	3936.23	3940.54	-4.31	Exar
DDH-09	3427293	7386922	3937.21	3940.92	-3.71	Exar
DDH-02	3425984	7385599	3937.95	3940.84	-2.89	Exar
PT-1A	3427326	7383616	3936.96	3940.77	-3.81	Exar
PF-3B	3425969	7382974	3937.58	3939.35	-1.77	Exar
PF-1B	3423901	7380849	3937.28	3937.91	-0.63	Exar
PT-2	3419261	7378454	3938.20	3941.14	-2.94	Exar
DDH-04A	3421093	7377243	3936.80	3939.70	-2.90	Exar
PE-15	3419086	7376655	3937.07	3940.34	-3.27	Exar
DDH-15	3419253	7375340	3937.53	3939.83	-2.30	Exar
DDH-05	3421965	7367860	3937.70	3942.22	-4.52	Exar
PE-08	3422504	7363500	3937.60	3944.20	-6.60	Exar
DDH-17	3418305	7343262	3960.71	3959.42	1.29*	Exar
CAU02D	3424385	7376814	3938.65	3939.85	-1.20	Adv. Lithium, 2018
CAU03D	3421874	7373649	3936.90	3939.72	-2.82	Adv. Lithium, 2018
CAU06R	3423531	7370126	3937.98	3941.91	-3.93	Adv. Lithium, 2018
CAU12D	3421708	7374690	3938.83	3939.84	-1.01	Adv. Lithium, 2018

* Reported as flowing well; the observed value was assumed to be greater than land surface and calibrated in Groundwater Vistas using a “censoring” target, where a residual of 0 is given if the simulated value is greater than the observed.

The simulated pre-development water budget for the updated model is provided in Table 15.4. Predicted evaporation from the salar surfaces is 228,567 m3/d compared to 228,595 m3/d of applied mountain front recharge and direct recharge. The resulting water balance for the pre-development model shows an acceptable error of approximately 28 m3/d, or about 0.01 percent.

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Table 15.4 Summary of Model Boundary Fluxes
Water Balance Component	Modeled Flux (L/s)
Mountain Front Recharge	2,477
Areal Recharge	168.8
Evaporation	2,645.5
Error	0.3
% Error	0.01%

15.9	Transient Model Calibration

Transient model calibration in the 2019 numerical model for the Mineral Reserve Estimate incorporates calibration of aquifer parameters derived using analytical results from long-term pumping tests conducted in 2011 (LAC, 2012) and pumping tests conducted by Exar in 2018 and 2019 (Appendix 1). As a verification analysis of model calibration, the 2019 model was operated under transient conditions for simulation and comparison to four pumping tests: a 27-day pumping test at well PB-03A, a 30-day pumping test at well PB-04, an 11-day pumping test at well PB-06A, and a 7-day pumping test at well W17-06. Model calibration using these pumping tests focused on observation wells completed in similar HSUs as the pumped well.

Results of the modeled and observed results for representative pumping tests are presented on Figure 15.6. Model statistics for transient calibration correspond to a scaled RMS of 5.4 percent and mean residual of 0.13 m; the values of these statistical parameters indicate a sufficient transient calibration for simulated versus measured conditions.

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Figure 15.6      Measured and Simulated Drawdown Responses for Representative Pumping Tests

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After transient model calibration using results of pumping tests, the 2019 model was further verified by simulating initial concentrations of lithium at six locations representing recently completed production wells for comparison to measured concentrations. The measured and simulated results are shown in Table 15.5 and are judged to be in reasonable agreement for the purposes of operating the model as a predictive tool for the Mineral Reserve Estimate.

Table 15.5 Initial Measured and Simulated Lithium Concentrations at Existing Production Wells

Well	Pumping Rate (L/s)	Measured Lithium Concentrations (mg/L)	Simulated Lithium Concentrations (mg/L)	Percent Difference
W-04	25.3	683	679	0.6%
W11-06	22.5	750	720	4.1%
W17-06	29.6	582	560	3.9%
W18-05	22.6	766	797	-4.0%
W18-06	15.8	575	567	1.4%
W18-23	26.9	720	698	3.1%

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15.10	2019 Mineral Reserve Estimate Model Results

Once completing calibration and verification procedures, the 2019 model was used to predict production of LCE for a 40-year wellfield operational simulation. A series of trial simulations were conducted to verify results of modeling for the prior Mineral Reserve Estimate and to select locations for production pumping wells within the expanded model domain of the Resource Evaluation Area. Pumping rates and durations were applied at each simulated production well during the simulation in order to meet the operational constraints of achieving overall wellfield production rate for a minimum of processed 40,000 tpa LCE and a minimum average lithium concentration of 590 mg/L. The layout of the simulated wellfield is shown on Figure 15.7.

The pumping schedule for the wellfield allowed for a ramping up during the initial year of production simulation period (Year 1) using 23 simulated wells, either completed or planned by Exar. After Year 1, an additional 33 wells were added to the wellfield in order to meet or exceed the 40,000 tonnes LCE process target through Year 40. Annual projections are shown in Table 15.6 for wellfield production rate, lithium concentrations, and mass of lithium and LCE delivered from the wellfield and after applying processing efficiency. Appendix 2 provides per well simulated production rates, lithium concentrations, and drawdown for each well during the 40-year production period. Lithium concentrations and drawdown results represent composite values which are weighted by the amount of simulated extraction from each model layer, in accordance with the transmissivity of the screened HSUs. A map showing estimated drawdown in the upper layer of the model for the simulated wellfield area after 40 years of operation is included in Appendix 2.

Predicted brine production from the simulated wellfield, shown on Figure 15.8, ranges from 462 L/s during Year 1 of operation using Phase 1 wells, to 903 L/s during production Year 2 through 40 using the additional Phase 2 wells. Average concentration of lithium brine delivered from the simulated wellfield is included on Figure 15.8 and ranges from 615 mg/L from Year 1 to 598 mg/L through Year 40 of wellfield operations. The average concentration for the 40-year production period is 607 mg/L.

The numerical model utilizes an adaptive time stepping (ATS) scheme which varies the time step length depending on the rate of convergence; the predicted cumulative mass of lithium produced was extracted from the model results in half-year increments. The results were then multiplied by a conversion factor of 5.322785 to compute equivalent LCE. The overall efficiency of brine processing to produce LCE provided by Exar is projected as 53.7 percent. To account for processing efficiency, the net amount of LCE produced was computed by multiplying the LCE extracted from the wellfield by 53.7 percent. The resulting values from each production well were then summed for each production year to determine the predicted annual LCE production. Figure 15.9 shows yearly production as LCE assuming processing efficiency of 53.7 percent. During the entire 40-year simulated production period the cumulative mass of LCE, after accounting for LCE processing efficiency, is projected to average 48,800 tonnes per year.

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Figure 15.7      Simulated Production Wellfield for 2019 Mineral Reserve Estimate

Source: Burga et al. (2020)

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Table 15.6 Projected Annual Results from 2019 Mineral Reserve Estimate Model
Wellfield Operation Year	Total Wellfield Delivery Rate (L/s)	Lithium		LCE
		Average Wellfield Concentration (mg/L)	Total Wellfield Delivery Mass (tonnes)	Total Unprocessed Mass (tonnes)	Total Processed Mass (tonnes)
1	462	615	9,000	47,900	25,600
2	903	617	17,600	93,700	50,200
3	903	617	17,600	93,700	50,200
4	903	616	17,500	93,100	50,100
5	903	615	17,500	93,100	50,100
6	903	615	17,500	93,100	50,000
7	903	614	17,500	93,100	50,000
8	903	614	17,500	93,100	49,900
9	903	613	17,500	93,100	49,900
10	903	612	17,400	92,600	49,800
11	903	612	17,400	92,600	49,800
12	903	611	17,400	92,600	49,700
13	903	611	17,400	92,600	49,700
14	903	610	17,400	92,600	49,700
15	903	610	17,400	92,600	49,600
16	903	609	17,300	92,100	49,600
17	903	609	17,300	92,100	49,500
18	903	608	17,300	92,100	49,500
19	903	607	17,300	92,100	49,400
20	903	607	17,300	92,100	49,400
21	903	606	17,300	92,100	49,400
22	903	606	17,300	92,100	49,300
23	903	606	17,200	91,600	49,300
24	903	605	17,200	91,600	49,200
25	903	605	17,200	91,600	49,200
26	903	604	17,200	91,600	49,200
27	903	604	17,200	91,600	49,100
28	903	603	17,200	91,600	49,100
29	903	603	17,200	91,600	49,100
30	903	603	17,200	91,600	49,000
31	903	602	17,100	91,000	49,000
32	903	602	17,100	91,000	49,000
33	903	601	17,100	91,000	48,900
34	903	601	17,100	91,000	48,900

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Table 15.6 Projected Annual Results from 2019 Mineral Reserve Estimate Model
Wellfield Operation Year	Total Wellfield Delivery Rate (L/s)	Lithium		LCE
		Average Wellfield Concentration (mg/L)	Total Wellfield Delivery Mass (tonnes)	Total Unprocessed Mass (tonnes)	Total Processed Mass (tonnes)
35	903	601	17,100	91,000	48,900
36	903	600	17,100	91,000	48,800
37	903	600	17,100	91,000	48,800
38	903	599	17,100	91,000	48,800
39	903	599	17,000	90,500	48,700
40	903	598	17,000	90,500	48,700
40-Year Averages	892	607	17,100	90,900	48,800

Abbreviations: mg/L = milligrams per liter; tonnes = tonnes (metric), rounded to the nearest 100 tonnes.

Notes:

1) The mass and concentration of lithium are derived using the 2019 Mineral Reserve Estimate model; wellfield configuration OS4 shown on Figure 15.7.

2) The average concentrations are weighted by the extraction rate at each well.

3) To obtain the recoverable tonnage for Lithium Carbonate Equivalent (LCE), the predicted mass of Lithium is multiplied by a factor based on the atomic weights of each element in LCE to obtain the final compound weight. The factor used is 5.322785 to obtain LCE mass from Lithium mass.

4) The LCE process calculation assumes an efficiency of 53.7 percent.

5) The first production year (year 0 of the model simulation) is presented as Wellfield Operation Year 1.

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Figure 15.8      Predicted Average Pumping Rate and Lithium Concentration from Simulated Wellfield

Figure 15.9      Predicted Annual LCE Production from Simulated Wellfield
(Assuming 53.7% Process Efficiency)

Note: The first production year (year 0 of the simulation) is shown as Year 1.

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15.11	Statement for Lithium Mineral Reserve Estimate

The updated numerical groundwater model was used to evaluate the potential to produce LCE for 40 years from a wellfield constructed with 56 simulated production wells within the Resource Evaluation Area of the Project Figure 15.7). Based on predictive simulations using the groundwater model, the results are provided in Table 15.7 as a Mineral Reserve Estimate of the 40-year simulated production period and duration of a life of mine plan. The Mineral Reserve Estimate is inclusive of the reported Mineral Resource Estimate (Table 14.5 and Table 14.6) (Section 14.4).

Table 15.7 Summary of Estimated Probable and Proven Mineral Reserves (Without Processing Efficiency)
Mineral Reserve Classification	Production Period (Years)	Brine Pumped (m3)	Average Lithium Concentration (mg/L)	Lithium Metal (tonnes)	LCE (tonnes)
Proven	0 through 5	156,875,201	616	96,650	514,450
Probable	6 to 40	967,767,934	606	586,270	3,120,590

Total	40	1,124,643,135	607	682,920	3,635,040

Notes:

1) The Mineral Reserve Estimate has an effective date of May 7, 2019.

2) Lithium carbonate equivalent (“LCE”) is calculated using mass of LCE = 5.322785 multiplied by the mass of Lithium Metal.

3) The conversion to LCE is direct and does not account for estimated processing efficiency.

4) The values in the columns for “Lithium Metal” and “LCE” above are expressed as total contained metals.

5) The Production Period is inclusive of the start of the model simulation (Year 0).

6) The average lithium concentration is weighted by per well simulated extraction rates.

7) Tonnage is rounded to the nearest 10.

8) Comparisons of values may not be equivalent due to rounding of numbers and the differences caused by use of averaging methods.

The Proven and Probable Mineral Reserve Estimate for the 40-year production period is summarized in Table 15.7 without factoring estimated processing efficiency. The Measured and Indicated Mineral Resources (Section 14.4) correspond to the total amount of lithium enriched brine estimated to be available within the aquifer while the Proven and Probable Mineral Reserves represent a portion of the Mineral Resource Estimate that can be extracted under the proposed pumping schedule and wellfield configuration. Therefore, the Mineral Reserve Estimate is not “in addition” to the Mineral Resource Estimate, and instead, it simply represents a portion of the total Mineral Resource that is extracted during the life of mine plan.

The authors believe the Mineral Reserve Estimate has been conservatively modeled and represents a Proven Mineral Reserve for Year 1 through 5 of full-scale extraction wellfield pumping and a Probable Mineral Reserve for Years 6 to 40 of full-scale extraction wellfield pumping. The division between Proven and Probable Mineral Reserves is based on: 1) sufficiently short duration of wellfield extraction to allow a higher degree of predictive confidence, yet long enough to enable significant production, and 2) a duration long enough to enable accumulation of a strong data record to allow subsequent conversion of Probable Mineral Reserves to Proven Mineral Reserves.

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Provided a detailed data record for monitoring wellfield operations and further updates to model calibration, the authors believe it could be possible to achieve partial conversion of Probable to Proven Mineral Reserves during the initial five years of full-scale operation and assessment of build-out of the extraction wellfield. The modeling results show that during the 40-year pumping period, brine will be diluted by less dense brine with corresponding lower concentrations of lithium (Figure 15.8). To compensate for the average decline in concentration during full-scale operations, increasing pumping rates at some wells could be achieved in the Resource Evaluation Area where excessive drawdown is minimal, and lithium concentrations remain favorable.

During the evaporation and concentration process of the brine pumped from the wellfield, there will be anticipated losses of lithium. Therefore, the total amounts provided in Table 15.7 do not include anticipated loss of lithium due to process losses, and therefore cannot be used for determination of the economic reserve. Table 15.8 provides results of the Proven and Probable Mineral Reserves from the wellfield when the percent estimated processing efficiency is factored, assuming continuous average brine extraction rates and process efficiency.

Table 15.8 Summary of Estimated Probable and Proven Mineral Reserves (Assuming 53.7% Processing Efficiency)
Mineral Reserve Classification	Production Period (Years)	Brine Pumped (m3)	Average Lithium Concentration (mg/L)	Lithium Metal (tonnes)	LCE (tonnes)
Proven	0 through 5	156,875,201	616	51,900	276,250
Probable	6 to 40	967,767,934	606	314,830	1,675,770

Total	40	1,124,643,135	607	366,730	1,952,020

Notes:

1) The Mineral Reserve Estimate has an effective date of May 7, 2019.

2) Lithium carbonate equivalent (“LCE”) is calculated using mass of LCE = 5.322785 multiplied by the mass of Lithium Metal.

3) The conversion to LCE accounts for 53.7% estimated processing efficiency.

4) The Production Period is inclusive of the start of the model simulation (Year 0).

5) The average lithium concentration is weighted by per well simulated extraction rates.

6) Tonnage is rounded to the nearest 10.

7) Comparisons of values may not be equivalent due to rounding of numbers and the differences caused by use of averaging methods.

After accounting for processing efficiency (53.7%), the predicted results for the 40-year production period are as follows.

•	Average production rate of 48,800 tpa LCE for the 40-year pumping period; the minimum of 25,600 tpa LCE occurs at the start-up of operations in Year 1; the maximum rate of 50,200 tpa LCE occurs at full-build in Years 2 and 3, after initial pumping begins for both the Phase 1 and Phase 2 wells. At the end of the pumping period in Year 40, the rate averages 48,700 tpa LCE.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 276 of 427

•	Average lithium concentration of 607 mg/L for the 40-year pumping period; the maximum concentration of 617 mg/L occurs at the start-up of full-build in Year 2 and the minimum concentration of 598 mg/L occurs near the end of the pumping period in Year 40.

15.12	Relative Accuracy in Mineral Reserve Estimate

The relative accuracy and confidence in the Mineral Reserve estimation is dominantly a function of the accuracy and confidence demonstrated in sampling and analytical methods, development and understanding of the conceptual hydrogeologic system, and construction and calibration of the numerical groundwater flow model. As has been demonstrated in this report and in previous technical reporting by LAC (2012, 2017, and 2019), input data and analytical results via sample duplication, the use of multiple methods to determine brine grade, and to obtain aquifer parameters from pumping tests have been verified and used as a basis for the Mineral Reserve Estimate model.

Using standard methods, a conceptual geological and hydrogeologic model consistent with the geologic, hydrogeologic, and chemistry data obtained during the field exploration phases of the Project was prepared. The conceptual model was then used to prepare the numerical groundwater flow model. In addition, the calibration of the numerical model iteratively provided support for the conceptual hydrogeologic model. After review and verification of model projections, the authors have a reasonably high level of confidence in the ability of the aquifer system, assuming certain levels of uncertainties and risk described in Section 16.0, can yield the quantities and grade of brine calculated as the 2019 Mineral Reserve Estimate.

The 2019 Mineral Reserve Estimate assumes that production from adjacent external property areas will not be impacted by brine production, both currently and in the future. However, depending on the location of production wells and the potential overlap of brine aquifer capture areas, this assumption may introduce significant uncertainty. Adjacent external brine production wells could directly affect the 2019 Mineral Reserve Estimate by causing dilution of brine concentrations or lowering brine levels in the aquifer. Although the details of adjacent properties' brine production are uncertain, it is recommended to conduct a sensitivity analysis to assess potential impacts.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 277 of 427

16.0	Mining Methods

16.1	Production Wellfield

A total of 56 wells were used to simulate brine extraction for the Updated Mineral Reserve Estimate. The wells comprising the brine extraction wellfield are spatially distributed in the Resource Evaluation Area of the Project to optimize well performance and capture of brine enriched in lithium (Figure 15.7).

During the first years of ramp up operation, in 2023 and 2024, 39 wells were operative to support LCE production. During 2023, average wellfield extraction was 493 L/s and in 2024, 704 L/s were pumped. Table 16.2 lists the total wellfield delivery rate per year.

For 2019 technical report, it was assumed that from Years 2 through 40, 33 wells are added to the pumping schedule for duration of the life of mine plan (Figure 15.8). During the Phase 2 pumping period, the average nominal pumping rate per well is 16 L/s capacity, providing approximately 903 L/s of lithium enriched brine from the aquifer to the evaporation ponds.

Due to uncertainties in the spatial distribution of aquifer hydraulic properties and ultimate well hydraulic efficiencies at constructed production wells, difference may exist between pumping rates applied in the simulation versus measured pumping after construction of wells. In addition, it is likely that wells will need to be rehabilitated or replaced during the 40-year production period and cost estimates should include provisions to cover such expenditures.

16.2	Brine Production Uncertainties, Limitations, and Risk Assessment

An assessment of key potential sources of uncertainties and limitations in the numerical model predictions and the Mineral Reserve Estimate is provided below. These descriptions are based on an extensive series of model runs for calibration and sensitivity analysis provided in prior LAC reporting for the previous Mineral Reserve Estimate and additional modeling analysis used for the 2019 Mineral Reserve Estimate and subject of this report.

•	Initial brine concentrations – These are based on relatively extensive sampling programs. The order of uncertainty in the average modeled brine concentration is expected to be ± 6% and is based on differences reported in prior resource area models of brine concentration.

•	Effective Porosity (φe) and Specific Yield (Sy) – Effective porosity is difficult to measure in the field. Therefore, effective porosity was assumed to be equal to specific yield for modeling purposes. A high degree of variability is noted in the Sy estimates (as based on RBRC results). Since most of extracted brine is derived from elastic rather than pore storage, uncertainties in effective porosity affect the distance that lithium mass in the brine travels to reach a production well. As a result, uncertainties in estimates of specific yield will affect the amount of mass capture produced by the wellfield at boundaries with more dilute concentrations of lithium. To avoid these potential dilution effects and reduce uncertainty, the wellfield is currently configured for maximizing mass capture within the Project property aquifer volumes with largest amounts of lithium mass, and at sufficient distances from more dilute areas near aquifer boundaries.

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•	Dispersivity – The value of dispersivity, which controls the spreading of dissolved lithium as it is transported with groundwater, is also difficult to determine in field settings given the scale of the model domain. Values were set in the Updated Mineral Reserve model to be generally consistent with the previous modeling effort (King, Kelley, Abbey, 2012) and professional literature estimates for controlled testing (Gelhar et al., 1992 and Hess et al., 2002), and the amount of spreading parallel to groundwater flow (horizontal dispersivity) is reasonably assumed to be greater than the transverse and vertical components. Sensitivity runs with varied dispersivity values will aid in better evaluating its effect on the simulated results.

•	Stratigraphic assumptions – Stratigraphic variability is inherent in any depositional environment. The updated HSU model is based on the available data and interpretation of depositional processes. Additional refinements using model zonation of aquifer parameters were made based on well responses to the pumping tests, to refine the continuity of aquifer and aquitard units between wells. Stratigraphic uncertainty tends to affect either the number of wells required to recover the Mineral Reserve, or the rate at which the Mineral Reserve can be recovered, rather than the total Mineral Reserve. Consequently, it can be addressed by the addition of contingency wells. Similarly, it could be addressed by acceptance of lower production rates spread over a longer period of time. As the production wellfield is constructed there will be further opportunity to update the stratigraphy and hydraulic properties to better predict drawdown and refine the number of wells required to meet pumping targets.

•	Hydraulic conductivity (K) – The K distribution field is directly correlated with HSU model and, given the large range in lithologic heterogeneity of the HSUs, values of K have a broad range as well as associated uncertainty. Similar to stratigraphic uncertainty, the magnitude of the uncertainty for K estimates primarily affects the number of required pumping wells, rather than the total Mineral Reserve Estimate. If K values are smaller than represented in some areas of the model, it ultimately would require closer well spacing which can be addressed by the addition of contingency wells.

•	Water Balance – The water balance is defined as the entry of water into the salar, either laterally or vertically (recharge), and water exiting the model primarily via evaporation (discharge). Given the conceptual model of the basin, recharge at mountain fronts and basin margins essentially controls influx and thereby dictates evaporative discharge flux. The amount of recharge into the model domain has the potential to affect the required number of pumping wells and steady-state residual mean, where for example, a lower recharge estimate to the salar could improve the apparent spatial bias of negative residuals (Table 15.3). Sensitivity analyses shows if actual recharge is significantly less than represented in the model, then the amount of drawdown and dilution associated with a given pumping rate will tend to be greater over long pumping periods. Consequently, more production wells would be required to spread out the effects of brine extraction and promote less drawdown and dilution at individual pumping wells. This is addressed by the addition of contingency wells.

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•	Water density – In most salar settings, variations in the density of groundwater are an important driver for flow, especially in the marginal mixing zone. Similar to the previous modeling efforts, a constant density of groundwater was assumed in this Updated Mineral Reserve model. Although the extensive numerical modeling analysis of LAC (2012) indicated that the consideration of variations in groundwater density did not significantly impact the simulated results of that model, the extended domain of this Updated Mineral Reserve model includes the marginal salar areas and freshwater zones of the basin. Therefore, in future modeling updates, and with additional measurements of groundwater density, consideration of variable-density flow and transport is recommended with modeling code and interface utilized (MODFLOW-USG with Groundwater Vistas). In addition, the steady-state calibration may be improved if the observed groundwater values were corrected for water density; in this case, the equivalent freshwater head would be higher than the respective observed field groundwater elevation (Table 15.3), resulting in an increased residual mean and possible improvement of the spatial bias of over predicted model values. This improvement would also be subject to more field measurements of water density in order to properly convert the observed groundwater elevations to equivalent freshwater heads.

•	Brine production from adjacent properties – The Mineral Reserve Estimate assumes that production within the Project property areas will not be affected by production from adjacent third-party properties. Depending on production well locations and projected associated capture areas, this uncertainty may be large as off-property brine pumping from immediately adjacent property areas claims may have direct effect on the Mineral Reserve Estimate. Although details of proposed off-claim production are not known, a sensitivity analysis is recommended projecting the potential effects.

16.3	Well Utilization

For the 2019 Mineral Reserve Estimate, it was assumed that the 56 wells would be needed to meet or exceed the production goal targets. From 2018 to 2024, prior to initiation of full-scale operations, a total of 39 brine extraction wells were constructed. Storage ponds and the recovery plant were also assumed to be fully operational at the start of the simulation. As a result, ramp up of pumping for the 2019 Mineral Reserve Estimate only occurred during the initial two years of operation and pumping rates needed to achieve production goals was initiated at the start of each yearly simulation period.

Variations in brine demand due to differences in brine-pond evaporation rates, either seasonal or due to long-term climatic trends, were not incorporated directly into the simulations. Incorporation of brine pumping variations can be conducted as part of model predictive scenarios for operational controls. In practice, however, pumping at selected wells could be stopped and started as necessary to meet total wellfield requirements.

16.3.1	Well Utilization 2018 to 2024

From 2018 to 2024, a total of 39 producing wells have been progressively commissioned in the current exploitation area of the resource (Cauchari-Olaroz), which sustained the ramp-up operation during those years.

From 2018 to the present, the number of wells in production has increased, as has the volume of brine extracted and the efficiency in the concentration of lithium. In 2018, production began with the pumping of 5 wells located in the Cauchari Salar. During 2019, 8 wells were incorporated into the production, considerably increasing the volume of brine extracted compared to the previous year. By 2020, the number of wells in production doubled, with a total of 24 wells in production, distributed in the Cauchari-Olaroz Salar. During 2021, 1 well was incorporated into production, this and the improvements in the efficiency of the wells meant an increase of almost 70% in brine production compared to the previous year. From 2022 to 2024, brine pumping and production reached a total of 39 wells.

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Currently, 3 new infill producing wells are being built in the Salar de Olaroz in order to increase the versatility and productive capacity of the pumping field. Their location information is presented in Table 16.1.

Table 16.2 summarizes the volume of brine pumped per well, as well as the average flows per year. Figure 16.1 shows graphically the volume of exploitation per well. Figure 16.2 shows the location of the production wells and Figure 16.3 shows the location of the production wells against the area of the 2019 Mineral Resource Estimate.

After accounting for processing efficiency (53.7%), the predicted results for the 40-year production period are as follows.

•	During the first years of operation, a total of 122,407 t LCE have been delivered to the wellfield. For the following years, it is expected to have an average production rate of 49,354 tpa LCE.

•	The average predicted production rate for the 40-year pumping period is 47,700 tpa LCE.

•	At the end of the predicted pumping period in Year 40, the rate averages 48,700 tpa LCE.

•	Average lithium concentration of 609 mg/L for the 40-year predicted pumping period. During the first years of operation, the average lithium grade is 638 mg/L, and the minimum concentration of 598 mg/L occurs near the end of the pumping period in Year 40.

The recommendation is made to update the Mineral Resource Estimate and Mineral Reserve Estimate in 2025.

Table 16.1 Borehole Drilling Summary for Infill Producing Wells Program Conducted in 2024
Borehole ID	Type	Platform	Contractor	Stage	Location	Coordinates
						X	Y
Pozo 44	Rotary	W-30	Wichi Toledo	Under construction	Olaroz	3425552	7393300
Pozo 45	Rotary	W-28	Wichi Toledo	Under construction	Olaroz	3425189	7392374
Pozo 46	Rotary	W-29	Wichi Toledo	Under construction	Olaroz	3424736	7391203

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Table 16.2
Volume Pumped per Production Well per Year and Average Flow per Year - Cauchari-Olaroz

Legal Name	Pozo ID	Salar	Volumen real Bombeado Volumen bombeado en m3 Año							TOTAL x POZO m3	Promedio de extracción en l/s/año						
			2018	2019	2020	2021	2022	2023	2024		2018	2019	2020	2021	2022	2023	2024
PB-3A	Pozo 1	Cauchari	47597	222156	158142	156526	45296	76127	98926	804770	6	7	5	5	1	2	6
PB-4	Pozo 2	Cauchari	88896	352754	264978	291302	265895	332673	171195	1767693	11	11	8	9	8	11	11
PB-6A	Pozo 3	Cauchari	92580	284656	19648	0	279021	399132	157830	1232867	12	9	1	0	9	13	10
W18-05	Pozo 4	Cauchari	129133	629566	631670	711456	484495	649463	214470	3450253	17	20	20	23	15	21	14
W17-06	Pozo 5	Olaroz	33668	746640	378627	687587	512188	864838	714455	3938003	4	24	12	22	16	27	45
W18-06	Pozo 6	Cauchari	0	347733	369403	427857	470984	518759	302699	2437435	0	11	12	14	15	16	19
W11-06	Pozo 7	Cauchari	0	577119	559285	390721	367363	0	411874	2306362	0	18	18	12	12	0	26
W-04A	Pozo 8	Cauchari	0	213643	273300	49225	333685	448648	359345	1677846	0	7	9	2	11	14	23
W18-23	Pozo 9	Cauchari	0	421038	528060	516157	309263	62127	208460	2045105	0	13	17	16	10	2	13
WR-10	Pozo 10	Cauchari	0	188724	375564	340613	376113	366191	271253	1918458	0	6	12	11	12	12	17
WR-28	Pozo 11	Olaroz	0	0	93066	255905	269815	383049	323204	1325039	0	0	3	8	9	12	21
WR-23	Pozo 12	Cauchari	0	138547	353510	305422	258708	392241	157647	1606075	0	4	11	10	8	12	10
WR-24	Pozo 13	Cauchari	0	93454	455450	522575	404463	387484	117464	1980890	0	3	14	17	13	12	7
~~W17-12~~	~~Pozo 14~~	~~Olaroz~~	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
W02B	Pozo 15	Olaroz	0	0	140046	564201	242230	463031	510933	1920441	0	0	4	18	8	15	32
WR-21	Pozo 16	Cauchari	0	156783	647375	759569	543740	608977	310917	3027361	0	5	21	24	17	19	20
W09-06	Pozo 17	Cauchari	0	0	148536	182973	160432	204757	131384	828082	0	0	5	6	5	6	8
~~W09-01~~	~~Pozo 18~~	~~Olaroz~~	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
W-2	Pozo 19	Cauchari	0	0	486566	407454	514402	697440	443935	2549797	0	0	15	13	16	22	28
W-14	Pozo 20	Olaroz	0	0	52932	517294	546503	781201	498853	2396783	0	0	2	16	17	25	32
W-6	Pozo 21	Cauchari	0	0	688025	629940	86003	64401	286641	1755010	0	0	22	20	3	2	18
W-11	Pozo 22	Cauchari	0	0	615072	729886	500899	476744	362710	2685311	0	0	20	23	16	15	23
W-17	Pozo 23	Olaroz	0	0	88906	95906	942163	857206	650148	2634329	0	0	3	3	30	27	41
W-42	Pozo 42	Cauchari	0	0	0	55088	439347	725457	465441	1685333	0	0	0	2	14	23	30
W-15	Pozo 25	Olaroz	0	0	69873	326546	626354	710858	481505	2215136	0	0	2	10	20	23	31
W-1	Pozo 26	Cauchari	0	0	392328	319689	285381	536622	177220	1711240	0	0	12	10	9	17	11
WR-07	Pozo 27	Cauchari	0	0	0	0	481089	0	0	481089	0	0	0	0	15	0	0
W-9	Pozo 28	Cauchari	0	0	0	0	1260919	453458	165999	1880376	0	0	0	0	40	14	11
W-18	Pozo 29	Olaroz	0	0	0	0	76562	104293	535	181390	0	0	0	0	2	3	0
W10-04	Pozo 30	Cauchari	0	0	0	0	561636	597923	274911	1434470	0	0	0	0	18	19	17
W-8	Pozo 31	Cauchari	0	0	0	0	633335	638211	320917	1592463	0	0	0	0	20	20	20
W-16	Pozo 32	Olaroz	0	0	24573	401217	193380	675923	514287	1809380	0	0	1	13	6	21	33
WR-3	Pozo 33	Cauchari	0	0	0	0	162028	0	0	162028	0	0	0	0	5	0	0
W-7	Pozo 34	Cauchari	0	0	0	0	508077	584543	350670	1443290	0	0	0	0	16	19	22
W-12	Pozo 35	Cauchari	0	0	0	0	214032	0	0	214032	0	0	0	0	7	0	0
W-5	Pozo 36	Olaroz	0	0	0	70152	609750	734147	639331	2053380	0	0	0	2	19	23	41
W-4	Pozo 41	Olaroz	0	0	0	0	178230	0	0	178230	0	0	0	0	6	0	0
W-19	Pozo 38	Olaroz	0	0	0	0	58570	41158	0	99728	0	0	0	0	2	1	0
W-13	Pozo 39	Olaroz	0	0	0	0	342626	633030	435445	1411101	0	0	0	0	11	20	28
W-10	Pozo 40	Cauchari	0	0	0	0	206475	52215	161947	420637	0	0	0	0	7	2	10
W-31	Pozo 43	Cauchari	0	0	0	0	0	103806	404386	508192	0	0	0	0	0	3	26
TOTAL AÑO			391874	4372813	7814935	9715261	14751452	15626133	11096937	63769405

Note: The volumes shown here include all feed to the system as well as the volumes used for pond leak detection and pumping tests.

Source: (Exar)

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Figure 16.1      Production Wells – Pumped Volumes per Well per Year

Source: (Exar)

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 283 of 427

Figure 16.2      Location of Production Wells

EXAR
3420000
3425000
3430000
7400000
7395000
7390000
7385000
7380000
7375000
W-4 (P41)
W09-01
W-19 (P38)
W-18 (P29)
W02B (P15)
W-13 (P39)
W-17 (P23)
W-14 (P20)
W-5 (P36)
W-16 (P32)
PDA-2
W-15 (P25)
W-30 (P44)
W17-06 (P6)
W-28 (P45)
W-29 (P46)
WR-28 (P11)
WR-24 (P13)
WR-23 (P12)
WR-21 (P16)
W18-06 (P5)
Piletas de Evaporación
W11-06 (P7)
W-12 (P35)
Plantas Industriales
W-42 (P42)
PB-3A (P1)
W18-05 (P4)
W-43 (P43)
PDA-1
W-2 (P19)
PB-4 (P2)
W-11 (P22)
W18-23 (P9)
W-1 (P26)
W-6 (P21)
WR-10 (P10)
W-04A (P8)
WR-07 (P27)
W-9 (P28)
PB-6A (P3)
W10-04 (P30)
W-8 (P31)
W-7 (P34)
WR-3 (P33)
W-10 (P40)
Rerferencias
Pozos producción
Pozos Infill
Salmueroducto
Propiedad minera
PDA´s
0
2
4 km

Source: (Exar, 2024)

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Figure 16.3      Location of Production Wells Showing 2019 Mineral Resource Area

EXAR
PDA-2
W17-12
W-4 (P41)
W09-01
W-19 (P38)
W-18 (P29)
W02B (P15)
W-13 (P39)
W-17 (P23)
W-14 (P20)
W-5 (P36)
W-16 (P32)
W-15 (P25)
W17-06 (P5)
WR-28 (P11)
WR-24 (P13)
WR-23 (P12)
WR-21 (P16)
W18-06 (P6)
W-12 (P35)
W11-06 (P7)
PB-3A (P1)
W-42 (P42)
W18-05 (P4)
W09-06 (P17)
PB-4 (P2)
W-2 (P19)
W18-23 (P9)
W-11 (P22)
W-1 (P26)
W-04A (P8)
WR-10 (P10)
WR-07 (P27)
W-9 (P28)
PB-6A (P3)
W10-04 (P30)
W-8 (P31)
W-7 (P34)
WR-3 (P33)
W-10 (P40)
Rerferencias
Pozos producción
Propiedad minera
Area de Recurso (2019)
3415000
3420000
3425000
3430000
3435000
3440000
7410000
7405000
7400000
7395000
7390000
7385000
7380000
7375000

Source: (Exar, 2024)

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17.0	Recovery Methods (Brine Processing)

17.1	General

The lithium recovery process consists of the following main processing stages:

•	Brine production from wells.

•	Sequential solar evaporation.

•	Liming for Impurity Reduction.

•	Lithium plant including:

o	Boron removal;

o	Purification process;

o	Forced Evaporation process;

o	Polishing;

o	Carbonation/Lithium carbonate precipitation;

o	Lithium carbonate crystal compaction and micronization; and

o	Lithium carbonate packaging.

The current process design, based on testing and simulation, has been enhanced with:

•	Sulphate and boron reduction.

•	Plant-Based potassium chloride reduction.

Mass and energy balance simulations were developed for estimation of operating and equipment costs. A conservative approach was used to design the ponds and plant infrastructure to ensure product purity and delivery commitments.

17.2	Process Description

17.2.1	Process Block Diagram

Figure 17.1 shows the process diagram that outlines the general process. The brine is pumped from the salar into the pond system on the left side. As it progresses through the ponds, different salts precipitate, and chemical treatments are applied. The concentrated brine leaves the pond system on the right side then enters on the top left of the Lithium Carbonate Plant Simplified Block flow diagram.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 286 of 427

Figure 17.1      Process Block Diagram

Source: (Exar)

17.3	Brine Concentration Process Description

17.3.1	Pond Surface Area

Exar has designed, configured and planned the operation of the pond system based on test work at the site and multiple laboratory tests.

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A water evaporation rate of 6.26 mm/day (average rate between summer and winter) was used as the design criteria for the pond system, which was obtained using Class A evaporation pans and the test results discussed in Section 13.2.2. In addition, 10% of the available evaporation time the pond will be available for harvesting. A seasonal model of the ponds has been used to obtain the net annual productivity including variation in rain fall, evaporation rates, and brine chemistry changes due to temperature. All these variables are estimated based on site-specific statistics.

Using the above-mentioned rate, a total pond surface area of 1,200 Ha is required to produce 40,000 tpa of lithium carbonate. The operation strategy considers daily evaporation control adjustments by adjusting surface area requirements as necessary during operations through monitoring weekly pond mass balances and long-term prediction based on historic evaporation and meteorological data.

The pond system consists of 28 evaporation ponds segregated into the following types, (with accompanying evaporation):

•	16 pre-concentration ponds (Evaporation rate: 4.38 mm/d).

•	6 halite ponds (Evaporation rate: 4.25 mm/d).

•	2 ponds as sylvinite ponds (Evaporation rate: 3.56 mm/d).

•	2 ponds for control (Evaporation rate: 3.51 mm/d.)

•	2 lithium ponds (Evaporation rate: 3.45 mm/d).

The ponds configuration includes two parallel trains as presented in Figure 17.5. Associated piping allows for flexible operation and bypassing of individual ponds for maintenance activities.

17.3.2	Pond Design

The pond design consists of engineered fill material and a thick impermeable pond liner (geomembrane) with geotextile only on berms. The use of both engineered fill material and a liner reduces the potential of rocks penetrating the liner and compromising pond impermeability. The engineered fill material consists of screened sands and fines which are installed on the native material in the pond area below the liner then leveled and compacted.

Testing of this design using pond liners from several different suppliers and installation details was completed to reach the final decisions on the liner and construction approaches. A total of 10 pond cells (approx. 40 m x 40 m) were constructed on site and installed with the proposed design. Production and salt harvesting were then simulated, and the liners were then tested for damage/leakage using inspection and mass balances on the test ponds.

Figure 17.2 illustrates the evaporation ponds constructed upon the engineered bedding that was overlain with a geotextile and liner.

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Figure 17.2      Evaporation Ponds at Cauchari Salar

Source: Burga et al. (2020)

The pond berms were constructed using compacted, impermeable clay-rich soils and overlain with the engineered materials described above. Testing of the berm construction material, sourced locally in the Olaroz salar, has confirmed the design specifications (Figure 17.3). Evaporation ponds are shown in Figure 17.4.

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Figure 17.3      Testing of Berm Material

Source: Burga et al. (2020)

Figure 17.4      Evaporation Ponds – Close Up

Source: Burga et al. (2020)

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17.3.3	Pond Layout

Figure 17.5 presents the outline of the ponds and the salt disposal area.

Figure 17.5      Evaporation Ponds

Source: (Google Earth, 2024)

17.3.4	Pond Transfer System

Each pond is equipped with a pump station and pipeline system for transferring brine between ponds (Figure 17.6). The ponds are arranged geometrically to efficiently move brine during the anticipated normal operation and maintenance of the ponds and pump systems. An analysis of the prevailing wind direction was considered in pond orientation, pump station locations, and brine inlets.

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Brine progresses along the long axis of the pond. Internal, temporary walls constructed of salt ensure the brine does not bypass the pond section and has a consistent residence time.

Figure 17.6      Evaporation Ponds – Transfer Pump Station

Source: Burga et al. (2020)

17.3.5	Salt Harvesting

As brine concentrates, the salt precipitates in the pond thus purifying the brine. Salt that precipitates in the bottom of ponds is porous and entraps brine. In order to recover pond volume taken up by precipitated salt and recover lithium values entrapped with the brine; salt will be harvested. Harvesting began after the third year of steady operation.

The harvesting operation consists of draining the free brine from the pond, scraping the salt to a minimum depth, and making drainage trenches before removing salt. Draining the entrapped brine from the salt will recover roughly 90% of the lithium that was entrapped in the salt. Harvesting is being conducted 24/7 to satisfy overall production plans.

17.3.6	Impurity Reduction-Liming

A liming stage is necessary to avoid the precipitation of lithium compounds by removing some of the sulphate. In the liming system almost all of the Mg is precipitated with a portion of the sulphates and boron compounds.

The only reagent used in this area is quick lime (CaO) which is stored in two silos of 1,000-tonne capacity each. A milk of lime preparation system includes the vertimill lime slaker to prepare the reagent for the process.

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Milk of lime and brine from the pre-concentration ponds are contacted in two separate trains of reactors. These reactors produce a slurry of sulphates, magnesium hydroxides and borates that can be easily separated from the brine and washed to recover the lithium.

The reactions that take place precipitate magnesium hydroxide, gypsum and calcium borates. The reactions give the following products:

(Mg)+2 + Ca(OH)2,(s) → Mg(OH)2,(s) + Ca+2

Ca+2 + SO4-2 → CaSO4,(s)

2Ca+2 + 3B2O4 → Ca2B6O11·5H2O(s)

The brine with precipitated solids is discharged from the reaction tank to a solid liquid separation system. The treated brine stream goes to the post-concentration ponds for further concentration, whereas the solids are transferred to a disposal area.

17.4	Lithium Plant Process Description

Pre-treated and concentrated brine from the evaporation ponds is fed into the lithium plant.

The plant is composed of the following processing sections:

•	SX circuit for boron removal.

•	Purification circuit: In this circuit, impurities such as magnesium, calcium, and sulphates are removed from the brine using specific reagents.

•	Forced Evaporation and KCl Crystallizer circuit.

•	Carbonation circuit to precipitate high-grade Lithium carbonate.

•	Drying and packing area.

The block diagram for the plant is shown in Figure 17.7 Lithium Carbonate Plant Block Diagram.

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Figure 17.7      Lithium Plant Block Diagram

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17.4.1	Solvent Extraction for Boron Removal

Boron removal is necessary to achieve high-quality lithium product. The solvent extraction stage allows an effective removal of this element. This step reduces boron concentration to specification values

In the 2012 Feasibility Study, a boron solvent extraction stage was considered to treat the brine and produce an essentially boron-free brine for further processing. Test work provided the basis of design for the solvent extraction plant including six solvent extraction stages and three stripping stages.

The design of the extraction unit is based on pilot testing at the pilot plant located at the Project site, and Tenova have provided a process guarantee.

The main reagents of this process are:

•	The organic mix used in the extraction is a mix of Escaid 110 and 2-Ethyl-hexanol.

•	32% HCl to control the acidic pH in the extraction stage, acidifying to a pH of 2.5.

•	5% NaOH solution to prepare the aqueous stripping solution and reach a pH of 10 in the stripping stages.

The boron from the feed is transferred to the organic phase as the liquids mix during the extraction process. The extraction circuit consists of six stages.

Boron removal from the organic phase is carried out using an alkaline caustic solution. The stripping circuit has three stages. The extracted solution containing boron is sent to a disposal tank for the process. The regenerated organic phase is recycled back into the extraction stage.

The solvent extraction plant configuration is shown in Figure 17.8 Boron Solvent Extraction.

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Figure 17.8      Boron Solvent Extraction

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17.4.2	Purification Process

The rest of the impurities, magnesium, calcium, and sulphates are removed from the brine in the purification process.

The purification process consists of the following steps:

•	Primary purification: main objective is magnesium and sulphates removal.

•	Secondary purification: main objective is calcium and sulphates removal.

•	Primary IX: main objective is the removal of any residual calcium, magnesium and other divalent ions.

Purification is done in two stages using Ca(OH)2, Na2CO3, CaCl2 and BaCl2 as reagents that are effective for the precipitation of calcium, magnesium, sulphate.

The circuit includes the solid/liquid separation stages, and the ion exchange sequences for the overall removal of traces of divalent ions (calcium and magnesium mainly but also strontium and barium).

The process stages included in the purification circuit area outlined in the Figure 17.9 Brine Purification Circuit Diagram.

Figure 17.9      Brine Purification Processing Circuit Diagram

17.4.2.1	Primary Purification – Magnesium and Sulphate Reduction

Magnesium must be removed before the carbonation step. This is accomplished by adding lime in a set of reactors. The lime reacts with the magnesium in the brine to form insoluble magnesium hydroxide. The precipitated solids are removed by a solid-liquid separation system.

Mg2+(aq) + Ca(OH)2(lime) à Mg(OH)2(solid) + Ca2+(aq)

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Residual sulphate ions are precipitated by addition of calcium chloride in a stirred reactor. The precipitated solids are removed by a solid-liquid separation system.

CaCl2(sn) + SO42- à CaSO4(solid) + 2Cl-

The primary purification filter cakes report to final disposal.

Figure 17.10 Primary Purification Processing Circuit Diagram presents the configuration of this section of the plant.

Figure 17.10      Primary Purification Processing Circuit Diagram

17.4.2.2	Secondary Purification – Calcium and Sulphates Removal

Residual calcium and sulphates in the brine will be precipitated with soda ash and barium chloride.

BaCl2.2H2O + SO42- à BaSO4(solid) + 2Cl-

Ca2+(aq) + Na2CO3(sn) à CaCO3(solid) + 2Na+(aq)

The precipitated solids will be removed by a solid-liquid separation system. The secondary purification filter cakes report to final disposal. Figure 17.11 Secondary Purification Processing Circuit Diagram presents the configuration of this section of the plant.

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Figure 17.11      Secondary Purification Processing Circuit Diagram

17.4.2.3	Primary IX

An ion exchange system acts as a guard to remove any residual calcium, magnesium and other divalent ions. The main objective is to obtain Ca, Mg, Ba and Sr <1 ppm. Figure 17.12 Primary IX Circuit Diagram presents the configuration of this section of the plant.

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Figure 17.12      Primary IX Circuit Diagram

For IX resin regeneration, the following stages are required with the following streams:

•	Displacement and backwashing uses demineralized water.

•	Regeneration: uses HCl 8%.

•	Conversion uses NaOH 5%.

•	Washing: uses demineralized water.

17.4.2.4	Carbonate Removal

The objective is to reduce the carbonate concentration in the brine by adding HCl in desorption equipment for conditioning the brine for effective carbonate removal:

CO32- + HCl à CO2 + 2Cl-

Figure 17.13 Carbonate Removal Circuit Diagram presents the configuration of this section of the plant.

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Figure 17.13      Carbonate Removal Circuit Diagram

17.4.3	Evaporation and KCl Crystallization Stage

Potassium and sodium concentrations are reduced by evaporative crystallization. Centrifuges are used to separate the sylvinite crystals. There are two trains, A and B, with the same capacity. This stage also increases the lithium concentration

The evaporator has the following steps:

1.	Vacuum evaporation. Triple-effect evaporator (4 bodies). Crystallization by water loss.

2.	First Solid/Liquid separation in Pusher type centrifuges. Continuous operation.

3.	Crystallization by cooling; crystals grow due to differential KCl saturation. There is crystal seeding in this operation.

4.	Second Solid/Liquid separation in Peeler type centrifuges. Batch operation.

5.	Concentration adjustment to 3% by mass lithium by dilution.

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Figure 17.14 Evaporation and KCl Crystallization Diagram presents the configuration of this section of the plant.

Figure 17.14      Evaporation and KCl Crystallization Diagram

17.4.3.1	Secondary IX Polishing

The objective is to remove divalent ions (Ca, Mg, Ba, and Sr) from the brine to allow the final lithium carbonate product to meet the required product specifications.

This operates in the same way as primary IX. The configuration of this stage is presented in Figure 17.15 Secondary IX Polishing Diagram.

IX regeneration is the same as in Primary IX.

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Figure 17.15      Secondary IX Polishing Diagram

17.4.4	Lithium Carbonate Crystallization and Recovery

The main objective is to generate the lithium carbonate (solid). The feed is divided between the first two reactors to reduce supersaturation and improve the size and purity of the crystals. Then the feed is mixed in the reactors with soda ash. The centrifuges dewater the crystals and then the crystals are washed with condensate to maintain a high yield of lithium, and the wash water will be sent to the evaporator feed.

Figure 17.16 Lithium Carbonate Crystallisation Diagram presents the configuration of this section of the plant.

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Figure 17.16      Lithium Carbonate Crystallization Diagram

In addition to the reactors, the process consists of:

•	Decanter centrifuges: 3 decanter centrifuges operating in parallel receive the slurry from Reactor Trains A and B. (119.34 t/h). Objective: to obtain a dense lithium carbonate slurry with 30% solids by mass.

•	Peeler centrifuges: 6 peeler centrifuges in parallel, divided into two trains, each of a diameter of1.8 m. Objective: to obtain a lithium carbonate cake with retained moisture between 8% and 13% by mass.

•	Filter presses: 2 vertical plate-type filter presses with a filtration area of 100 m², receiving the mother liquor from the decanters and peelers. Objective: to recover the fine lithium carbonate solids suspended in the mother liquor.

The carbonation reactors have a special configuration as shown on Figure 17.17 Carbonation Reactor Diagram. The reactor configuration includes a draft tube configuration to promote internal recirculation and the reaction between the soda ash and the feed brine.

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Figure 17.17      Lithium Carbonation Reactor Diagram

17.4.4.1	Mother Liquor Handling

Mother liquor is sent to a dedicated pond for accumulation. Then it is fed to the post-liming brine system. With the possibility of concentrating in ponds and recycling to purification plants, the process considers the addition of HCl to avoid the possible precipitation of lithium as the mother liquor concentrates, as shown in Figure 17.18.

Figure 17.18      Mother Liquor Diagram

17.4.5	Lithium Carbonate Drying, Micronization and Packaging

The wet cake from the centrifuges is fed to a rotary dryer with indirect steam heating. The product reaches the commercial moisture level in the dryer.

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The dry product is conditioned for packaging including the following process sequence:

The dry solid is transported to a distribution hopper that allows the flow to be split considering half of the flow rate to be fed into the micronization process and the other half going to the bulk packaging. An inline magnet bank is installed to remove all ferromagnetic particles.

The micronization system is employed to produce fine lithium carbonate for customers who require a fine, narrowly distributed particle size.

The final product can be packaged in two types of containers:

•	20 kg bags of micronized product, 50 bags per pallet.

•	500 kg big bags of either micronized or non-micronized product, with pallets holding 2 big bags each.

The overall configuration of the system is presented in Figure 17.19 Lithium Carbonate Drying, Micronization and Packaging Diagram.

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Figure 17.19      Lithium Carbonate Drying, Micronization and Packaging Diagram

17.5	Reagents

Quick lime (CaO) is trucked to site and stored in silos. Hydrated lime (Ca(OH)2) is made on site and distributed to the various users. Two different lime qualities have been sourced. A lower-grade lime is used to supply the liming plant while a higher quality grade CaO with less magnesium is used within the lithium carbonate plant for magnesium removal.

Soda ash (Na2CO3) is transported by ship to the port of Buenos Aires and trucked to the Project site. Sodium carbonate solution will be prepared with purified water. It is used for calcium removal and to produce lithium carbonate in the processing facility.

Barium chloride is trucked and stored at site. A solution of barium chloride is prepared with purified soft water and used to remove sulphate in solution.

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Calcium chloride is trucked and stored at site. A solution of calcium chloride will be prepared with purified water and used to remove sulphate in solution.

Hydrochloric acid is trucked and stored at site as 32 wt.% solution. Hydrochloric acid as 32 wt.% solution is used as a pH modifier. The acid is diluted and used as awash solution in ion exchange columns.

Sodium hydroxide is trucked and stored at site. A solution of sodium hydroxide is prepared with purified water and used as a stripping agent in the boron solvent extraction circuit and as a pH modifier.

17.6	Plant Design Basis

The following describes the criteria for the operation of the Lithium Carbonate Plant:

•	Plant operating capacity is 40,000 tpa lithium carbonate product;

•	The plant operates 292 days per year (80% runtime);

•	Design factor of 1.2;

•	Lithium carbonate plant yield is 85%;

•	Lithium carbonate has a purity of at least 99.5%;

•	50 % of the production could be micronized;

•	Final product particle size distribution will be set based on customer demand; and

•	Product can be packed into 500 kg maxi bags for shipping and dispatching to customers or 20 kg bags of micronized product.

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18.0	Project Infrastructure

18.1	Main Facilities Location

Figure 18.1 presents the location of the main facilities that are part of the Cauchari-Olaroz Project, including:

•	Well field;

•	Evaporation ponds;

•	Lithium carbonate plant;

•	Salt and process residues disposal; and

•	Camp.

18.2	Brine Extraction

18.2.1	Brine Extraction Wells

The reserve model output states the required brine production rate is achieved with 46 brine wells. Additional 7 wells are planned for back up purposes (Table 18.1). It is estimated that an additional 1 well per year of operation will be drilled throughout the 40-year operation to maintain brine productivity.

During start-up, 40 production wells are considered for production, with average nominal capacity of 16.3 L/s, that provide up to 652 L/s of brine to the ponds. Additionally, 13 wells will be completed during the first five years to have the operation fed by 53 wells. This flow rate assumes a yield of 53.7% on the whole lithium carbonate process.

The wells will be screened across the most productive lithium and sealed against freshwater aquifers.

Table 18.1 Production Wells Estimate (Re: Section 15.0)
Description	Unit	Value
Total brine from production wells	m3/day	74,600
Total brine from wells (average)	L/s	864
Brine requirement for number of well estimate for 40,000 tpa	L/s	748
Estimated average well brine output	L/s	16.3
Number of wells planned	no.	40
Reserve wells	no.	13

Total production wells required	no.	53

18.2.2	Well Pumps

Submersible well pumps are equipped with variable speed drives. Flow from each well is monitored before discharging into a common pipeline. Brine from 7 wells is combined in two main pipelines that discharge into a collecting brine pool called ‘PDA2’. A pumping station allows brine transfer into another collecting brine pool called ‘PDA1’. Brine from the remaining wells is received in this collecting pool and the mixed brine is transferred to two main pipelines discharging directly into ‘PDA1’.

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The collecting brine pools (‘PDA1’ and ‘PDA2’) enhance brine homogenization as well as act as intermediate pumping stations before transferring the full brine flow into the pre-concentration ponds. Transfer pumps from PDA2 to PDA1 have sufficient flow to meet the demands of the pond system.

18.2.3	Additional Equipment in the Well Field

In addition, the well field equipment required include:

•	10,000 L to 20,000 L capacity water trucks.

•	Temporary portable diesel generators for well pump operation in early stages.

•	Cable reel truck for electrical network.

•	Electrical lines for proper power distribution; and

•	Portable brine transfer pumps.

18.2.4	Well Field Electric Power Distribution

A 60 km 13.2 kV transmission line from the main plant substation feeds the two substations in the well field located at brine collection ponds PDA2 and PDA1. The substations downgrade the voltage for distribution to the pond pumps. Low voltage aerial distribution lines feed power to well pumps, where local transformers provide 400 V power to well pumps.

18.3	Evaporation Ponds

There are 28 evaporation ponds located in the southeast area of the Property, and consist of:

•	16 pre-concentration ponds;

•	6 halite ponds;

•	2 sylvinite ponds;

•	2 control ponds; and

•	2 lithium ponds.

Figure 18.2 shows the location of the evaporation ponds.

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Figure 18.1      Site Main Facilities

3420000
3430000
3440000
7400000
7390000
7380000
PDA2
Evaporation Ponds
Lithium Carbonate Plant
Camp
PDA1
Mother Liquor Tailings
Ponds and Solid Waste Dump
N
W
E
S
Well Field
Provincial_Road_N_70
National_Road_N_52
Acces to the wells
Pipes transporting Brine
MINERA
EXAR
Site Main Facilities
0 1 2 3 4
Km
Coordinate System: POSGAR 1998 Argentina Zone 3

Source: Burga et al. (2020)

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Figure 18.2      Evaporation Pond Layout

Lime Plant
N
H-1A
H-1B
H-2A
H-2B
H-3A
H-3B
K-2
K-1
PC-2A
PC-2B
PC-4A
PC-4B
PC-6A
PC-6B
PC-8A
PC-8B
PC-1A
PC-1B
PC-3A
PC-3B
PC-5A
PC-5B
PC-7A
PC-7B
C1 y
L1 y L2
Industrial Water ponds
Lithium Carbonate Plant
Camp
Tailings Ponds
Mother Liquor
Solid Dump
PDA-1
Salvage & Tires Yard

Source: Burga et al. (2020)

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18.4	Salt Harvest Equipment

Pond design and operation require the removal of the salt deposits formed at the bottom of the ponds. Typical earthmoving machinery is used for salt removal, such as front-end loaders and dump trucks. There is a minimum salt depth in the pond to protect the liner from harvesting activities. Harvested salts, some of which are rich in potassium, will be stockpiled locally and available for future recovery pending market value.

18.5	Liming Stage

Quick Lime Reception

The quicklime is received from a truck that feeds storage silos by pneumatic conveying. From the silos the lime is reacted with water in an engineered system. Lime slurry is discharged from the reaction system and is screened to remove larger contaminating material. The lime slurry is stored in a tank and distributed through a recirculating loop into two liming systems. One for higher quality lime, one for less expensive lime.

The lower quality lime is used to treat the brine at the ponds. The reaction between the lime and the brine results in a precipitated solid containing almost all of the magnesium and most of the sulphate. The solids are filtered from the brine and washed to recover the lithium. The solids are then disposed of in an on-site salt pile, while the brine is sent for further concentration.

Liming System

In the liming system, a set of processes allow for the removal of magnesium and sulphate present in the lithium-rich brine obtained from the concentration ponds. The process is carried out in three steps: 1) preparation of the milk of lime, 2) its addition to the brine and the resulting reaction, and 3) separation of the undesired solid byproducts of the reaction.

1.	Preparation of Milk of Lime: Quicklime is delivered by truck and transferred to storage silos using a pneumatic conveying system. From the silos, the quicklime is mixed with water in a specially designed system, undergoing a typical slaking reaction.

2.	Lime addition reaction: Milk of lime is introduced into lithium brine, triggering a reaction that forms magnesium and sulphate precipitates. This is done in 3 continuous stirred tank reactors in series. More than half of the unwanted initial sulphate and nearly all the magnesium originally present in the brine form precipitates.

3.	Separation of undesired solid byproducts: These precipitates are subsequently removed using press filters, yielding a clarified brine. As a result, the filtered brine is left at a reduced sulphate content and nearly free of magnesium. The filter cakes are then transported to a landfill for final disposal.

The clarified brine is then transferred to the post-Liming evaporation ponds for further concentration. This additional concentration is necessary before the brine can be fed into the lithium carbonate plant.

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18.6	Lithium Carbonate Plant

The plant is located approximately 8000 m south of National Highway 52. Plant equipment is designed for an 80% On Stream Factor (7,006 hours per year).

18.6.1	Process Facilities

18.6.1.1	Boron Removal - Solvent Extraction

The boron concentration from the last evaporation pond is too high to make good quality lithium carbonate and most of it needs to be removed. A solvent extraction process has been engineered to reduce the boron concentration. to <10 ppm. The feed needs to be conditioned prior to feeding the solvent extraction process. The organic material being used is highly selective for boric acid species, so the feed must be acidified prior to loading the organic material.

The extraction circuit is made up of a set of conventional mixing-decanters that contact an organic mixture to selectively remove the boron without dissolving in the brine. This phase loads the brine with boron compounds. The organic phase is then regenerated by removing the boron from the organic phase, while the purified brine is further purified.

The regeneration of the organic phase is done by a caustic solution in a set of mixing-decanters. The boron species are removed as sodium borate solution. The sodium borate solution is taken to a disposal pond where it evaporates. The salt from this pond is harvested and stored in the plant waste pile. The regenerated organic phase is recycled back to the extraction pipeline.

18.6.1.2	Brine Purification

The brine purification section targets the removal of Mg, Ca, B, and SO4 to allow the evaporation system to operate at a low scaling rate and achieve the uptime target for the process plant.

18.6.1.3	Primary Treatment

The primary treatment uses slaked lime to precipitate magnesium and calcium borates. Additional reagents are added to remove sulphates. The primary treatment uses a higher quality of quick lime to purify the brine. These reagents precipitate the target ions as solids and are engineered to allow for efficient filtration and washing of the solids to maintain the yield of lithium. The wash water is returned to the process while the solids are sent to the final disposal pile. The purified brine is then sent to secondary treatment.

18.6.1.4	Secondary Treatment

The secondary treatment polishes the brine from the primary treatment to finish removing sulphates and divalent ions from the brine. The brine is treated with calcium chloride and barium chloride to eliminate the sulphate. A small dose of soda ash is used to remove the divalent ions as precipitated carbonates.

The slurry produced in the chemical treatment is sent to a solid/liquid separation system. This system filters off the solids and washes the solids with water to recover the lithium. The moist cake is then discharged into a storage pile. The brine from this treatment then goes to ion exchange for final purification of the divalent ions.

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18.6.1.5	Primary IX

The purified brine from secondary purification filter is subject to an ion exchange treatment to remove impurities to minimum levels.

The IX system includes a set of columns that allow for continuous operation and resin regeneration process. Conventional steps are used for elution to restore the ion exchange capacity of the resin including elution, regeneration and washing. Multiple columns are cycled through the loading, regeneration, elution, and lag processes.

18.6.1.6	Brine Concentration and Na/K Reduction

After the filtration of the slurry from the brine purification plant, the brine is concentrated to increase the lithium concentration for final polishing prior to lithium carbonate production. This process removes NaCl and KCl salts from the brine to meet the target quality specifications. The resulting NaCl and KCl salts are separated from the brine with a centrifuge and washed with process condensate. The resulting wash liquid is recycled back to the feed for the evaporation/ crystallization. The solid NaCl and KCl salts are sent to final storage, and the purified brine is sent to the lithium carbonate precipitation reaction system.

18.6.1.7	Feed Preheat

The feed is preheated via a series of preheaters using condensate and steam to condition the brine prior to processing in the multiple effect evaporator. The steam heaters are used to raise the temperature.

18.6.1.8	Multiple-Effect Evaporation and Crystallization

A forced-circulation evaporator/crystallizer is utilized for the three-effect multiple effect design. The design of this system incorporates the third effect using two crystallizers. An additional centrifuge separates the NaCl from the second effect crystallizer. The discharge from the third effect crystallizer is sent to a flash-cooled crystallization stage.

18.6.1.9	Flash-Cooled Crystallization

The flash-cooled crystallizer provides further removal of salts by the controlled crystallization of KCl and NaCl. The mixed salts are removed from the crystallizer by a centrifuge.

18.6.1.10	Process Condensate Collection

Additional facilities include a process condensate handling, reverse osmosis feed water, and material handling equipment for solids handling.

18.6.1.11	Mg/Ca Polishing IX

In case to produce battery grade product, the conditioned stream from the evaporation is fed to ion exchange resin (IX) for further removal of Mg and Ca to less than 1 ppm. This is a conventional commercial circuit that allows for continuous operation and resin regeneration in a batchwise operation with continuous processing and purification of brine.

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18.6.2	Lithium Carbonate Production

18.6.2.1	Carbonation

The lithium carbonate production system consists of reactive crystallizer that produces single-crystal product to obtain a high yield and consistent quality.

There are facilities to control temperature and pH and to dose the Na2CO3 to optimize precipitation conditions. A heat recovery system is also included in this stage. The crystallization train includes four reactors working in series.

18.6.2.2	Final Product

The resulting slurry is filtered to remove the lithium carbonate product. The filter operates as a counter current wash system using the wash water from the filtered stream. The final wash solution is used for dilution and the brine from the reaction is recycled to recover the lithium. A portion of solids are recycled from the separation system to the first one reactor to promote the crystals growing and improve the number of solids in the reactors.

The moist cake from the filter is centrifuged on a basket centrifuge and then fed to a rotary dryer. The wash water is sent to the counter current wash on the lithium carbonate filter.

The dryer is an indirect steam tube rotary dryer type. A baghouse is used to collect fine particles of lithium carbonate to control loss of final product.

The product is air-cooled while transported by a pneumatic system to storage. Then it is fed to the micronizer equipment to provide a defined particle size.

The lithium carbonate product is loaded in silos based on a packaging size system. It can be packaged into polyethylene big bags or sealed plastic bags.

18.6.3	Plant Wide Instrumentation

Well, pond, and plant control signals are be provided to a centralized control system. The control system utilizes redundant controllers. Communication with remote devices such as those associated with wells and ponds will utilize fiber optic communications. Distributed control system information, operation, and alarms are accessible from a centralized control room.

18.7	Supporting Services

18.7.1	Fresh Water

The freshwater requirements are provided by local wells within the watershed. The infrastructure for water handling includes wells, low-voltage transmission lines to power the wells, pipelines, storage tanks and reverse osmosis plants. Wates is required by the process and both camps.

First, a pumping system fills a water storage tank located in the plant. This in turn feeds the fire water system and the raw water system. Raw water feed the ultrafiltration and reverse osmosis (RO) and water treatment plant to produce pure water for the process. At the time of this report the Company has applied to increase the freshwater use to 150 L/s which meet the water demands of an operation of more than 40,000 tpa LCE.

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Then, the well currently supplying freshwater to both camps are called PBI and is located 3.5 km north of the Operations Camp.

The infrastructure installed at Campamento de Construcción includes a 20 m3 raw water storage tank, two reverse osmosis plants that together have a production capacity of 7.74 m3/hour, 110 m3 of treated water storage distributed in 4 tanks and a pressurization system.

The Operations Camp has a 25 m3 raw water storage tank, two reverse osmosis plants that together have a production capacity of 13 m3/hour, 160 m3 of treated water storage distributed in tanks, and two pressurization systems. In addition, the reverse osmosis plant supplies water to 4 tanks of 25 m3 each for the firefighting system.

18.7.2	Sanitary Services

Each camp has an effluent treatment plant that receives and treats sanitary effluents.

These plants work under the activated sludge system and generate a treated effluent whose physical parameters make it suitable for use in road irrigation or disposal in infiltration beds.

18.7.3	Diesel Fuel

The plant includes a diesel storage and dispensing station for mobile equipment and transport vehicles. The total storage capacity is 210,000 liters of diesel.

Diesel fuel is used in electric generators, cargo vehicles, vans, road equipment and special equipment used in operations (cranes, telescopic handlers, forklifts).

18.8	Permanent Camp

The permanent camp (called Operations Camp), and the Construction Camp are located 8,000 m south of National Highway 52. The Operations Camp is a complete housing and administrative complex to support all activities of the operation with a capacity of 634 people.

The Operations Camp includes office buildings, habitational area, dining facilities, medical room, and recreation areas, consisting of a gym, an indoor sports center, a recreation room and an outdoor soccer field.

In the Construction Camp there are eight housing modules with a total capacity of 392 people, of which only three modules are currently in use. In addition, this camp includes the pilot plant facilities, water treatment plants and contractor workshops.

Figure 18.3 shows the camp layout and its components.

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Figure 18.3      Camp General Layout

 Source: Exar (2024)

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18.8.1	Other Buildings

Additional buildings in Operations Camp include:

•	Lithium carbonate plant.

•	Spare parts and consumables warehouse building.

•	Soda ash storage building.

•	Final product – lithium carbonate – storage building.

•	Chemical laboratory.

•	Maintenance Shop.

•	Water treatment plants.

All buildings are equipped with appropriate lighting, heating, ventilation, and security provisions.

18.8.2	Security

At the main entrance of the plant, there is a barrier and a security booth to grant access to the facilities. Then, there is a second access control point upon reaching the main module of the camp. There, individuals' entry is registered again using facial and fingerprint recognition.

Given the remote location of the facilities, it is not necessary to enclose the plant with a metallic perimeter fence. The plant is illuminated to allow night work and improve security.

18.9	Off-Site Infrastructure and Support Systems

18.9.1	Natural Gas Pipeline

The natural gas pipeline transport fuel to the Project from the Rosario gas compression station located 52 km south of the plant. The main pipeline belongs to Gas Atacama. This natural gas pipeline has sufficient capacity to supply its current users and the needs for the Project site.

The Exar Gas Pipeline began operations on April 28, 2022, with a pressure of 25.5 bar. It has a length of 53,044 metres, a diameter of 6 inches, and a pipe wall thickness of 4.8 mm in regular terrain and 7.11 mm in special crossings (Schedule 40, API 5L GrB). The pipeline draws gas from the mainline owned by the ENEL-Gas Atacama Group, which is a 20-inch export pipeline that is supplied by REFINOR and TGN (Vaca Muerta).

The Exar gas pipeline operates according to the following specifications:

•	- Maximum Operating Pressure (MAPO): 27 barg.

•	- Design Pressure: 82.5 bar (NAG-100/Section 105 / Design Factor: 0.60).

It is a welded pipeline with 100% of its welds radiographed, following API 1104 standards, and it has a 1600-micron anticorrosive coating (NAG-108 (2009), Subgroup G4.2). It includes a Cathodic Protection System using Sacrificial Anode Batteries (High-Potential Magnesium Alloy, AZ-63).

Minimum burial depth is 1.00 m, with 2.50 m for road crossings and 3.50 m for water crossings. Along its route, there are two automatic line valves, as well as a Primary Regulation and Measurement Station, where it connects to Gas Atacama and measures the flow mainly consumed by two boilers that generate steam for Exar’s processes.

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The maximum flow rate (Qmax) is 6600 Sm³/h of natural gas, and we are currently in a ramp-up phase, consuming an average of 3300 Sm³/h.

18.9.2	Electrical Power Supply

Electricity is provided by a new 33 kV transmission line that interconnect with an existing 345 kV transmission line located approximately 60 km south of the Project. The interconnection consists of a sub-station with a voltage transformer (345/33 kV) and associated switchgear.

A stepdown 33/13.2 kV substation at the Project site, consist of two voltage transformers (33/13,2 kV, 15-20 MVA), one (1) 33 kV electrical room and one (1) 13.2 kV electrical room with suitable switchgears and auxiliary equipment for the 13.2 kV local distribution system.

The 13.2 kV local electrical distribution system provides power to the plant, camp, intermediate brine accumulation and homogenizing pools/lime pumps, wells, and evaporation ponds. In general, all the distribution is based on overhead lines, unless there are major restrictions then the underground distribution is adopted.

The estimated average load for the Project is around 16.4 MW or 123,461 MWh/y, assuming a plant and periphery utilization factor of 0.86. The power line has sufficient capacity for this load plus the existing users.

The whole electrical system is designed for the maximum load condition plus a safety factor of 1.2.

A stand-by diesel generating station, located close to main substation, will power selected equipment during outages.

18.9.3	Water Pipeline

A 53 km long water pipeline parallel to the gas pipeline was constructed to transport 105 L/s to the lithium plant.

18.9.4	Instrumentation and Control

18.9.4.1	Control and Data Building

The Project considers the design of a single Control and Data Building, dedicated to the control and monitoring of Plant and Peripherals, located near the electrical substation, which contains the following rooms:

•	1 control room.

•	1 communication room.

•	1 server room.

•	1 HVAC room.

•	1 UPS room.

•	3 offices.

•	1 meeting room.

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18.9.4.2	Telecommunications System

Necessary infrastructure for the proper functioning and integration of the systems and services that are being used in the Project, specifically, the Control Networks, Auxiliary Services, CCTV and SCADA, including:

•	125 km of Optical Fiber 48 Core Single-Mode ADSS Cable; and

•	50 Communications and Fiber Optic Cabinets.

This infrastructure interconnects all the Electric Rooms, Control Room, Communications Room, SSEE, Powerhouse, Laboratory, TAS Plant, Truck Weighing, and Control Checkpoint.

18.9.4.3	Control System

The Control System is responsible for the control and supervision of the process in the Plant and Peripheral areas of the Exar Lithium Project. The Control System is based on a conventional Control System with integral architecture.

The Control System is made up of the following main components:

•	Control Panels – Local and redundant controllers.

•	Remote Inputs and Outputs Panels.

•	Operation and Engineering Stations.

•	Video-Wall.

•	Servers and printers.

•	Instrumentation:

o	Analog Signal, 4-20 mA with Hart protocol.

o	Digital Signal, with control voltage in 24Vdc.

•	Process Control Network: Considered in the scope of the Telecommunications System, ETHERNET network over optical fiber, with ring topology, which allows the Control Panels to interact (higher level), and star topology to communicate with operated equipment (lower level).

•	Control Subnetworks: Considered in the scope of the Telecommunications System, ETHERNET network over fiber optic, which allows to communicate the Panels of Remote Inputs and Outputs with their Controllers, and the motor controls, either smart relay or frequency drivers, with the associated Controller, both with an independent ring topology.

18.9.4.4	Other Systems

The following systems are outside the scope of Engineering, so the following infrastructure is defined by others:

•	CCTV System.

•	Fire Detection System.

•	IP Telephony System; and

•	Access Control System.

However, in the developed infrastructure (fiber optic networks), communication networks have been enabled for them to be implemented on them, without the need to make new fiber optic tracings.

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19.0	Market Studies and Contracts

This section provides a summary of the supply and demand of lithium and price forecasts. Material presented in this chapter is primarily from the Lithium Quarterly Market Review October 2024, Benchmark Minerals, iLiMarkets and U.S. Geological Survey, Mineral Commodity Summaries, January 2024.

19.1	Lithium Demand

Lithium has unique properties that enables its use in many applications. It is the lightest metal and has a high electrochemical potential. Lithium-ion batteries are the most suitable technology for energy storage and the most electrochemically mature due to their high energy capacity. The largest applications for lithium chemicals are rechargeable batteries, but lithium chemicals are also used in the glass, lubricating greases, metallurgy, pharmaceutical, and polymer industries.

Lithium average demand growth through 2030 is expected to be 250-300 kMT/y with a CAGR of 18%. Lithium demand for batteries was projected to reach 3.4 million MT LCE in 2033, electric vehicles (EVs) accounting for 64% of lithium demand and Battery Energy Storage System (BESS) representing 24% (Figure 19.1).

Figure 19.1      Lithium Demand in Batteries (2024)

Source: Lithium Quarterly Market Review October 2024 from iLiMarkets.

The outlook for lithium demand is positive, driven by the development of electromobility and the growing need for batteries in the electronics industry (Figure 19.3). Lithium has been listed as one of the critical elements by the U.S. Department of Energy based largely on its importance in rechargeable batteries. Lithium-ion battery is the preferred form for high-density applications like EVs and portable electronics. A full-electric EV can require over 50 kg of LCE in the battery. By 2033, it is estimated that energy storage could represent 95% of global lithium demand.

Lithium consumption is expected to increase significantly in the coming years driven by a rapid increase in demand for EVs. According to Lithium Quarterly Market review from iLiMarkets issued on October 2024, EV sales have grown by 3.5 -4.0 million EVs per year over the last three years, which represents between 150-200 kMT-LCE incremental demand year on year. The EV sales forecast for the region is presented in Figure 19.2 and the EV penetration rate forecast is presented in Figure 19.3.

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Figure 19.2      EV Sales Forecast per Region

Source: Lithium Quarterly Market Review October 2024 from iLiMarkets. Horizontal axis label is in years.

Figure 19.3      EV Penetration Rate Forecast

Source: Lithium Quarterly Market Review October 2024 from iLiMarkets.

19.2	Lithium Supply

Lithium occurs in the structure of pegmatitic minerals, the most important of which is spodumene (hard rock) and due to its solubility as an ion, is also commonly found in brines and clays. Pure lithium does not occur freely in nature, only in compounds. Starting in the 1980s, brine-based lithium chemicals provided most of the supply; however, in recent years’ hardrock forms have surpassed brine as the largest feedstock for lithium chemical production.

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The US Geological Survey estimates global lithium reserves of 147 MT of lithium carbonate equivalent (LCE) (USGS, January 2024).

The world's largest known lithium reserves are in Chile, which accounts for 34% of lithium reserves, followed by Australia with 22%, and Argentina in third place, accounting for 13% of global reserves. Lithium production is summarized in Figure 19.4.

China is a global leader in lithium refining and battery production, with a highly advanced and integrated supply chain. It imports raw lithium minerals, mainly from Australia and South America, and then processes it into battery-grade lithium compounds, such as lithium hydroxide and lithium carbonate.

Figure 19.4      Lithium Production (2023) by Country

Source: U.S. Geological Survey, Mineral Commodity Summaries, January 2024. It excludes US production.

Minerals are expected to play a key role in meeting the growing demand for critical resources in the coming years, contributing the majority of the incremental supply. The global lithium production is largely driven spodumene operations in Australia, brine operations in Chile and Argentina. Over the last 12 months, Australia’s lithium exports were approximately 400,000 metric tons of LCE, Chile’s lithium exports were about 250,000 metric tons of LCE, and Argentina’s lithium mineral exports reached approximately 60,000 metric tons of LCE. The lithium supply forecast per resource type is presented in Figure 19.5 and per country in Figure 19.6.

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Figure 19.5      Lithium Supply Forecast per Resource Type

Source: Lithium Quarterly Market Review October 2024 from iLiMarkets.

Currently, Argentina has four active lithium projects, collectively exporting approximately 60,000 metric tons of LCE. Production is projected to reach 450,000 metric tons of LCE by 2034, driven by the expansion of existing operations and the development of new projects. This growth highlights Argentina's increasing role in the global lithium market as demand for critical resources continues to rise.

Figure 19.6      Lithium Supply Forecast per Country

Source: Lithium Quarterly Market Review October 2024 from iLiMarkets.

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19.3	Price Forecast

As the transition towards sustainable energy solutions accelerates, lithium has become a critical raw material. Over the past decade, supply constraints and oversupply at different times have contributed to significant price fluctuations. In recent years, prices saw dramatic increases between 2021 and 2023, peaking for a short period of time at around US$80 per kg, before seeing a significant decline and downward trend continue through 2024.

Investments in lithium extraction technologies, such as direct lithium extraction (DLE), and the expansion of mining capacity could impact the future supply/demand balance and pricing landscape.

Market analysts predict that lithium prices may stabilize in the coming years as supply chains adapt to growing demand and new production methods are developed.

A range of projected prices to 2040 is presented in Figure 19.7.

Figure 19.7      Projected Pricing for Battery-Quality Lithium Carbonate Used in Economic Model

Source: “Lithium Price Forecast,” Benchmark Mineral Intelligence, October 2024.

Table 19.1 reflects Benchmark Minerals market price expectations for battery quality lithium, which was presented in the Benchmark Mineral Intelligence Lithium Price Forecast report dated October 2024.

The average prices for the life of project are displayed in Table 19.1 These three scenarios have been adopted for the economic analysis presented in Section 22.0.

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Table 19.1 Average Pricing Scenarios Adopted for the Economic Analysis of the Project
Pricing Scenarios Average price Per Tonne - Battery-Quality Lithium Carbonate
Low	Medium	High
US$19,641	US$20,757	US$21,645

Realized pricing for Exar is based on these price scenarios adjusted for deductions related to the removal of trace levels of impurities to achieve battery quality lithium carbonate.

19.4	Offtake Contracts

Production from the Project is divided between the partners of Exar according to their ownership, excluding JEMSE’s 8.5% interest (Ganfeng Lithium 51% and LAAC 49%). Accordingly, LAAC is entitled to 19,600 tpa of LCE based on a full production rate of 40,000 tpa. LAAC has entered into lithium carbonate offtake agreements with two counterparties, Ganfeng Lithium and BCP Innovation Pte Ltd. (“Bangchak”). These offtake agreements are related to strategic investment agreements by the counterparties, which include both debt facilities for Project construction and equity investments. Assuming a 40,000 tpa production rate and LAAC maintaining its 49% interest in the Project, the Ganfeng offtake agreement entitles Ganfeng to acquire 9,800 tpa of LCE (80% of 49% of the first 25,000 tpa of production) at prevailing market prices, while the Bangchak offtake agreement entitles Bangchak to acquire 6,000 tpa of LCE (20% of 49% of the first 25,000 tpa plus 46.67% of production above that rate) at prevailing market prices. The remaining 3,800 tpa is unallocated, subject to certain rights of Bangchak to top-up its offtake entitlement to 6,000 tpa from this unallocated amount in certain circumstances.

For clarity at a production rate of 40,000 tpa, Ganfeng Lithium is entitled to its 51% share of production (20,400 tpa) and 80% of LAAC’s share of production up to 25,000 tpa (9,800 tpa) or, in aggregate, 75.5% of 40,000 tpa (30,200 tpa).

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20.0	Environmental Studies, Permitting and Social or Community Impact

20.1	Executive Summary

This section provides an overview of the environmental management, permitting, and social aspects of the Cauchari-Olaroz Project. The Project, operated by Exar, is currently in the exploitation phase with a planned lithium carbonate production capacity of 40,000 tonnes per year. It is governed by Argentina’s national and provincial regulations and aligns with international frameworks such as the Equator Principles. The chapter outlines baseline environmental studies, key permitting milestones, social impact assessments, and strategies for stakeholder engagement. Critical findings highlight stable environmental conditions, effective mitigation measures, and robust community relations.

20.2	Introduction

This chapter focuses on the environmental, permitting, and social aspects of the Cauchari-Olaroz Mining Deposit and Industrial Plant, located in the Susques Department, Jujuy Province, Argentina. Operated by Exar, the Project is currently in the exploitation stage, with the commissioning and initial production of lithium carbonate (Li₂CO₃) at a planned capacity of 40,000 tonnes per year (tpa). The Project's environmental management is currently governed by the Declaration of Environmental Impact (Declaración de Impacto Ambiental, DIA), issued under Resolution DMyRE No. 080/2020, which approved the biennial update of the Environmental Impact Report (Informe de Impacto Ambiental, IIA).

A new biannual update to the IIA for the period 2023-2025 has been submitted under the new Decree 7,751-DEyP-2023 and is currently being assessed by the Authorities.

This chapter also aligns its assessment with the new requirements of Decree No. 7,751-DEyP-2023, under General Environmental Law No. 5,063. The decree, which includes Annexes I through VI as its regulatory framework, ensures the Project operates within the latest environmental guidelines, and replaces Decree No. 5,772-P-2010.

Exar adhered firmly to the Equator Principles2 (“EP”) even before exploration operations began. These principles are a voluntary commitment, which arose from an initiative of the International Finance Corporation (IFC), member of the World Bank Group, to stimulate sustainable private sector investment in developing countries. Financial institutions that adopt these principles are bound to evaluate and consider environmental and social risks of the projects they finance in developing countries and, therefore, to lend only to those who show the proper administration of its social and environmental impacts such as biodiversity protection, use of renewable resources and waste management, protection of human health, and population movements.

In this context, Exar established from the beginning that the Equator Principles will be the minimum standards for developing the Project, taking the following measures:

2 EP: Credit risk management framework for determining, assessing and managing environmental and social risk in Project Finance transactions.

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•	Make the effort to understand and respect local customs, traditions, lifestyles, and needs.

•	Commit to meet the country standards.

•	Establish safety procedures for its own staff, consultants, and contractors.

•	A FPIC (Free and Prior Informed Consent) shall be granted, thereby respecting the rights of nearby communities to access information. The two-way open communication will be kept permanently, and before each stage of the Project is initialized, nearby communities will receive the required information to participate.

•	If relationships with communities are formalized through agreements that define roles and responsibilities, they may be used to reduce the risk of misunderstandings relative to the presence, activities, and intentions of Exar in the area.

Indigenous and Tribal Peoples' Rights: As defined in the ILO (International Labour Organization3), will be ratified and will respect the Indigenous and Tribal Peoples' Convention, 1989 (No. 169).

Exar commits to maintain a contract registration, records of all the meetings with communities and reports relating to negotiations with property owners.

The team responsible of keeping the proper community relationships will manage this process through specific programs and the CEO of Exar will be informed regularly and directly about them.

20.3	Environmental Studies

20.3.1	Executive Summary

Environmental studies for the Cauchari-Olaroz Project include detailed baseline data collection on climate, water quality, air quality, noise levels, flora and fauna, soil conditions, and cultural heritage. Monitoring programs, frequently with community participation, and mitigation measures have ensured compliance with regulatory requirements and sustained ecological stability. Key impacts have been identified and effectively mitigated, aligning with both local laws and international standards, summarized in Table 20.1.

3 ILO: International organization responsible for drawing up and overseeing international labour standards.

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Table 20.1 Summary of Key Monitoring Parameters
Parameter	Key Findings	Mitigation Measures	Measurable Outcomes/Success Criteria
Climate	Seasonal temperatures range from -6.6°C to 15.6°C. Strong winds exceeding 43 m/s noted.	Wind-resistant infrastructure design.	Infrastructure remains operational during extreme weather events.
Water Quality	Stable groundwater quality; natural boron exceedances in some surface water.	Advanced effluent treatment and water management plans.	Compliance with Argentine water quality standards; reduced boron levels in key areas.
Air Quality	PM10 and other pollutants within permissible limits.	Dust suppression measures and vehicle maintenance.	Sustained PM10 levels below regulatory thresholds.
Flora & Fauna	Stable species richness and diversity; vicuña and Andean flamingo populations stable.	Habitat restoration and seasonal operational adjustments.	Monitoring shows no decline in key species populations.
Soil Quality	Unsuitable for agriculture; slight improvements in organic content noted.	Topsoil reuse and restricted access to sensitive areas.	Enhanced soil organic matter in rehabilitated zones.
Cultural Heritage	52 archaeological sites identified, with mitigation plans implemented.	Archaeological monitoring and preservation agreements.	No significant disturbances to identified heritage sites.

20.3.2	Objective

This section outlines the environmental baseline studies, assessments, and ongoing environmental management practices for the Cauchari-Olaroz Project. The framework adheres to Argentinean provincial and national environmental standards and aligns with international best practices, including the Equator Principles.

Geology and geomorphology, hydrogeology, and hydrology are covered in Sections 7.3 to 7.5, Section 7.6 and Section 7.5.4 respectively.

20.3.3	Baseline Studies

20.3.3.1	Sources of Baseline Data

Environmental and social baseline data were compiled through extensive studies commissioned by Exar. Initial studies were conducted between 2010 and 2011, with regular updates and quarterly participatory monitoring from 2017 to 2024. Environmental Impacts Reports (EIRs) have been periodically updated and approved to account for evolving Project layouts and operational changes.

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20.3.3.2	Methods Used for Data Collection

20.3.3.2.1 Climate Monitoring

Climate data have been collected from several key weather stations installed at different stages of the Project:

•	Vaisala Station (2010): Located south of the current camp, this station recorded temperature, precipitation, humidity, wind speeds, and evaporation data.

•	Davis Weather Station (2018): Installed 300 meters northwest of the current camp, it enhanced local climate monitoring capabilities by providing real-time meteorological updates.

•	Campbell Station (2024): Recently installed north of the Cauchari-Olaroz basin, this station expanded coverage to capture climate variations across the northern part of the Project area.

20.3.3.2.2 Water Sampling

Surface and groundwater sampling was conducted at key locations, including:

•	Vega de Archibarca (Surface water).

•	Vega de Olaroz Chico (Surface water).

•	Casa de Guardaparque (Surface water).

•	Industrial water well in the Archibarca Fan (Groundwater).

Analytical results were evaluated against:

•	Water Quality Reference Levels (Niveles Guía de Calidad de Agua) under Argentina's National Law No. 24,585 Annex IV.

•	Argentine Food Code (2010) for permissible levels in potable water.

20.3.3.2.3 Air Quality and Noise Monitoring

Baseline air quality campaigns (2012) and subsequent quarterly monitoring since 2017 measured pollutants such as PM10, CO, SO2, NO2, O3, and H2S. Monitoring complies with:

•	National Law No. 24,585/95 (Mining Legal Framework).

•	Provincial Decree No. 5,772/10 (Table 8, Air Quality Guide Levels) under Provincial Law No. 5,063/98(General Environmental Law).

Noise measurements align with the World Health Organization (WHO) guideline limits for Equivalent Continuous Sound Level (Leq) of 70 dB(A) for industrial areas. Comparisons over multiple campaigns indicate gradual reductions in ambient noise levels at some monitoring points.

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20.3.3.2.4 Flora Data Collection

Vegetation was surveyed through fieldwork and permanent monitoring plots in the project area, focusing on shrub steppes, wetlands, and barren areas. Species richness and diversity were quantified using the Shannon Index. Vegetation monitoring expanded in 2017 to assess changes in plant communities during construction and operation phases. Recent comparative studies highlight increased vegetation stability in disturbed areas due to restoration efforts.

20.3.3.2.5 Fauna Data Collection

Baseline studies identified 57 species through direct observation and monitoring. Specific attention was given to vicuñas, flamingos, and other species of conservation concern. Long-term monitoring reveals stable vicuña populations and improved Andean flamingo numbers, particularly around Vega Olaroz Chico.

20.3.3.2.6 Limnology Data Collection

Sampling in 2011 analyzed phytoplankton, zooplankton, and benthic communities in nutrient-rich, high-salinity water bodies near the Project. Ongoing quarterly monitoring tracks seasonal changes and evaluates the adaptive capacity of aquatic species in stressed environments. Comparative data from 2024 suggest a consistent dominance of diatom species and limited temporal fluctuations in species composition.

20.3.3.2.7 Soil Assessment

Soil profiles were characterized using satellite images, on-site surveys, and soil sampling. Analytical results were compared with:

•	Annex V of Provincial Decree No. 5,772/10, which outlines guidance levels for soil quality under Provincial Law No. 5,063/98.

•	Eight soil units were identified and classified based on their limitations for agricultural use (Classes VII and VIII) under USDA Soil Taxonomy guidelines.

20.3.3.2.8 Cultural and Archaeological Studies

Surveys identified 52 archaeological sites across five Project sectors, with sensitivity categorized based on potential impacts. These studies comply with Provincial Law No. 4,133/84 and National Law No. 25,743/03, which regulate the protection of archaeological and paleontological heritage.

20.3.3.3	Results

20.3.3.3.1 Climate

•	Average annual temperature: 5.1°C.

•	Seasonal temperature range: -6.6°C to 15.6°C, with extremes from -17.9°C to 25.9°C.

•	Annual average precipitation: 50 mm, concentrated between November and March.

•	Average wind speeds: 5.0–10.0 m/s, with peaks exceeding 43.0 m/s during warmer months.

•	Weather data confirm consistent seasonal trends and highlight extreme weather conditions such as strong westerly winds, impacting Project design and planning.

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20.3.3.3.2 Water Quality

•	Quarterly follow-up campaigns since 2017 confirmed stable water quality conditions.

•	For surface water, natural concentrations of aluminum, boron, and iron exceed permissible limits for drinking water.

•	Groundwater samples showed acceptable values for most parameters, except for boron, which exceeds reference levels due to regional lithology. Trends from "Comparativas" sections show slight reductions in boron concentrations in certain surface water points.

20.3.3.3.3 Air Quality

•	Measurements of PM10, SO2, NO2, O3, and H2S fall within permissible limits per provincial guidelines.

•	Recent campaigns note reductions in PM10 levels at Vega Alegría and Vega Archibarca, consistent with stricter dust control measures.

20.3.3.3.4 Flora

•	Vegetation in the Project area falls within the Puna and High Andes eco-regions, comprising units such as shrub steppe, Festuca and Sporobolus grasslands, barren areas, and wetlands.

•	The shrub steppe exhibits the highest species richness. Monitoring from 2017 to 2024 indicates no significant changes to plant diversity or stability since 2011.

•	Comparative findings in restoration zones highlight increased species richness.

20.3.3.3.5 Fauna

•	Fauna surveys recorded 57 species, including mammals, birds, reptiles, and amphibians.

•	Notable species include the vicuña, categorized as "Least Concern" by IUCN, and the Andean flamingo, which is "Vulnerable."

•	Trends show slight increases in wetland bird populations and improved habitat quality.

20.3.3.3.6 Limnology

•	Baseline studies identified nutrient-rich water bodies, supported by high concentrations of phytoplankton and benthic diatoms.

•	Extreme salinity and hydrological stress limit biodiversity to specialized organisms adapted to these conditions.

•	Seasonal phytoplankton blooms observed correlate with increased water temperatures.

20.3.3.3.7 Soil

•	Soils classified as Classes VII and VIII, unsuitable for agriculture but viable for extensive livestock grazing and tourism.

•	Comparative data indicate slight improvements in soil organic matter content at restoration sites.

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20.3.3.3.8 Ecosystem Characterization

•	The Project area has a low diversity although there are some zones within it that are more diverse than others, such as shrub steppes and meadows, the Archibarca cone being the zone with the greatest biodiversity within the Project area.

•	Follow up fauna and flora monitoring campaigns were carried out around the pilot plant in March 2015 and in October 2016 and quarterly monitoring during 2017 up to 2024. Diversity results indicate that there is no significant change in the diversity parameters.

20.3.3.3.9 Cultural Heritage

•	52 archaeological sites identified; West and Centre West sectors exhibit medium-to-high sensitivity.

•	Archaeological sites CV02, CV08, CV09, CV10, and CV26 possess high sensitivity (IIA, 2012).

•	No significant paleontological findings, though precautionary measures are implemented for future activities.

20.3.3.3.10	Landscape

In general, the fragility and visual quality of the landscape around the Project have values ranging from medium-high to medium-low, with the Cauchari-Olaroz Salt Flats landscape unit having the highest visual quality and fragility value.

20.3.3.4	Relevant Findings Affecting the Project

20.3.3.4.1 Climate

Extreme conditions, including high winds and significant seasonal temperature variability, influence operational planning and infrastructure design. The Project's infrastructure accounts for strong westerly winds, frequently exceeding 43.0 m/s during warmer months.

20.3.3.4.2 Water Quality

Natural exceedances of aluminum, boron, and iron in surface waters necessitate robust water management strategies. Groundwater boron levels consistently exceed reference levels due to regional lithology. Trends show reductions in boron concentrations in some surface water points.

20.3.3.4.3 Air Quality

Air quality monitoring shows that PM10 and other pollutants remain within permissible limits. Dust control measures implemented since 2020 have contributed to reduced particulate matter concentrations.

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20.3.3.4.4 Flora

Stable vegetation diversity aligns with conservation objectives, with no significant disturbances to plant communities during the monitoring period. Trends from 2017 to 2024 highlight vegetation recovery in disturbed areas.

20.3.3.4.5 Fauna

The area supports a stable population of species such as vicuñas and Andean flamingos. Comparative data highlight improving habitat conditions for flamingos in specific wetland zones.

The Project area is within the Cauchari - Olaroz Flora and Fauna Reserve, created in October 1981, one of principal aims of which is the recovery of the vicuña. Because of this protection and local, national and international conservation programs, information from the 2008 National Census indicated that the population size has been restored. As a result, based on International Union for Conservation of Nature (“IUCN”) criteria, vicuñas (Figure 20.1) have been considered as a Least Concern (“LC”) species since 2008.

Figure 20.1      Vicuñas (Vicugna Vicugna) on Shrub Steppe of Archibarca Cone

Source: Ausenco (2017)

20.3.3.4.6 Limnology

Nutrient-rich, high-salinity water bodies sustain specialized communities of aquatic organisms. Seasonal monitoring confirms these ecosystems remain stable despite environmental stresses.

20.3.3.4.7 Soil

The Project's soils are classified as Classes VII and VIII, with inherent limitations for agricultural use. Improvements in organic content were noted in rehabilitated areas.

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20.3.3.4.8 Ecosystem Characterization

Due to the low intensity of sampling conducted at the new site where the Project will be located, it is recommended that the monitoring frequency be increased at the new sites.

20.3.3.4.9 Cultural Heritage

Medium-to-high sensitivity archaeological sites in the West and Centre West sectors require specific mitigation measures during construction and operational phases. The protection of identified cultural heritage resources aligns with national and provincial regulations.

20.3.3.4.10 Landscape

Protection, correction, or mitigation of environmental impacts on the landscape, which will decrease the impact of future extractive activities, is required to preserve the current morphology of the landscape, chromatic variation, landscape perspectives as well as the preservation of the natural ecosystem. This has been covered within the context of the Environmental Impacts Report for Exploitation and is especially pertinent with respect to the height of the salt heaps and visibility of the ponds from the national and provincial roads.

20.3.4	Environmental Impacts

This section builds on the environmental baseline studies outlined in the previous section, detailing the identified impacts, associated mitigation strategies, and main infrastructure elements or activities driving these impacts. The analysis aligns with provincial and national regulations and incorporates findings from ongoing Environmental Impact Assessment Updates (2023-2025) provided by Exar.

20.3.4.1	Major Sources of Impacts

The general arrangement of the facilities for the 40,000 tpa Li2CO3 Project is shown in Figure 20.2. Production at this rate is scheduled to be reached in January 2025.

The Project generates salts and liquid wastes during the process, mainly brines, which do not represent a contamination risk. These liquid wastes are sent to evaporation ponds, but the Project does not require a tailings dam.

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Figure 20.2      General Arrangement of the Project Facilities

3422000.000
3424000.000
3426000.000
7388000.000
7386000.000
7384000.000
7382000.000
Planta de Encalado
A
B
C
D
E
F
K-2
K1
C-1
C-2
L1
L2
Planta de procesamiento
1
2
3
4
5
0 500 1.000 m
Acopio de barros
Acopio de sales A (Avances May 23)
Acopio de sales D (Avances Jun 23)
Depósito de sales de acopio proyectado
Depositos_de_rises
Planta_de_Procesamiento
Pozas de concentración
Encalado

Source: Exar (2024)

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20.3.4.1.1 Pond Solid Wastes

The evaporation process in the ponds leaves a considerable quantity of salts on the bottom of the ponds. These salts must be removed (“harvested”) and transported to proximal stockpiles. The quantity of salt to be harvested is approximately 8 million tonnes/year, necessitating the use of mining-type front end loaders and trucks for this purpose. Transportation of harvested salts will be undertaken considering load and haul optimization needs, as well as environmental considerations. It is estimated that the six piles covering an area of approximately 740 ha will be built over a 40-year period and these piles will be built at an estimated average distance of about 2.3 km east and north of the pond sector. The salt piles will average 10 m in height for the two that are to be built on the salt flat surface and averaging 15 m in height for the four that will be built on soil.

A further 340,000 tonnes/year of harvested salts will be generated from the plant process which will be stored in separate piles that will be equally environmentally inert.

The harvested salts can be considered as an environmentally inert waste. The salts are generated from brines already present in the salt flat and do not introduce foreign compounds to it. They are composed essentially of sodium chloride (common salt), potassium chloride, sodium and calcium sulphates, magnesium hydroxide and boron. It is estimated that sodium chloride and sulphate make up over 87% of these harvested salts.

20.3.4.1.2 Pond Liquid Wastes

The evaporation process in solar pools begins with a pre-concentration stage, where almost 90% of the sodium chloride (halite) crystallizes. In this pre-concentration stage, the volume of brine is reduced by between 70 and 80%, depending on its composition. 50% of the sulfate found in the brine is also extracted during pre-concentration. Pre-concentration of the brine requires 874 ha of ponds.

The next stage, called liming, is aimed at eliminating the magnesium (Mg) present in the pre-concentrated brine, by means of the controlled precipitation of magnesium hydroxide (Mg(OH)2), through the addition of calcium hydroxide (lime). The liquids produced in this process are returned to the concentration ponds.

The concentration of the brine is done through a series of ponds: halite ponds, silvinite ponds, control ponds and lithium ponds A further 312 ha are required for these ponds (Figure 20.3).

These ponds are all part of the production process and are lined with HDPE geomembrane to contain the brine produced from the wellfield. The contents of these ponds do not represent any risk to the environment from the perspective of the chemistry of their contents.

The final liquor produced from this evaporative process is fed into the plant.

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Figure 20.3      General Arrangement of the Project Facilities

3421500
3423000
3424500
3426000
7387500
7386000
7384500
7383000
7381500
7380000
A
B
E
F
C
D
H 1A
H 1B
H 2A
H 2B
H 3A
H 3B
K 2
K1
C 1
C 2
L 1
L 2
PC 2B
PC 4A
PC 4B
PC 6A
PC 6B
PC 8A
PC 8B
PC 1A
PC 1B
PC 3A
PC 3B
PC 5A
PC 5B
PC 7A
PC 7B
1
2
3
4
5
1
2
RP Nº 70
Salar Cauchari
Referencias
Campamento Actual
Propiedades mineras en Exploración
Plataforma de Campamento
Planta de Procesamiento
Pozas de pre concentración
Pozas de concentracion
Pozas de Silvinita
Pozas de control
Pozas de Litio
Depósito de sales de acopio
Pozas de riles
Depósitos de rises
Poza PDA 1
0
0.375
0.75
1.5
Kilometros
CLIENTE
MINERA EXAR S.A.
ACTUALIZACIÓN INFORME DE IMPACTO AMBIENTAL
PROYECTO CAUCHARI - OLAROZ - ETAPA DE EXPLOTACIÓN
TÍTULO
UBICACIÓN DE LAS PRINCIPALES
INSTALACIONES DEL PROYECTO
Ausenco
MineraExar
PROYECTO Nº 103495-01
REVISIÓN 00
FECHA EMISIÓN 14/06/2019
DIBUJADO D. VACA
PROYECCIÓN GK
ZONA F3
REVISADO E. BARROS
DATUM POSGAR 94
ESCALA 1:25 000
APROBADO E. BARROS

Source: Burga et al. (2020)

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20.3.4.1.3 Plant Industrial Liquid Wastes

Several possible sites for the evaporation ponds for the plant’s industrial liquid wastes were analyzed. A location close to the new site selected for the plant on the salt flat was chosen and which presents no risks to populated areas. A total of 50 ha is required for this purpose which includes two industrial liquid residue (“RILES”) ponds and three mother liquor ponds. The main solutions that will be sent to the RILES ponds are the lower concentration filtrate from the lithium carbonation stage and the different stages of impurity removal. These solutions will be confined in the RILES ponds from where they will be used for the preparation of reagents or recirculated into other stages of the process. The higher concentration filtrate of the carbonation stage will be stored in the mother liquor ponds, which is a purified brine of low lithium content with the objective of concentrating its lithium content by solar evaporation and its recirculation into the process.

20.3.4.2	Summary of Environmental Impacts and Mitigation Measures

Table 20.2 provides a summary of the main environmental impacts and mitigation measures for the Project.

Table 20.2 Summary of Environmental Impacts and Mitigation Measures
Category	Main Infrastructure / Activities	Key Impacts Identified	Mitigation Measures	Effectiveness
Air Quality	Construction of Process Plant, vehicular movement, and material stockpiling.	Elevated PM10 levels during specific periods; localized CO exceedances at CIO in 2017.	Dust suppression measures, improved vehicular maintenance.	Reduced PM10 levels at key sites; overall compliance with air quality standards.
Noise Levels	Heavy machinery operations, construction activities, and transportation.	Noise peaks near Process Plant during construction; seasonal fluctuations in noise levels.	Adjusted operational schedules, installation of noise barriers.	Noise levels remain within permissible limits with few exceptions during peak activities.
Soil Quality	Construction of evaporation ponds, storage areas for salts and process residues.	Stable heavy metal levels; localized natural boron variations in vegas.	Restricted access to sensitive areas, topsoil reuse for rehabilitation.	Soil conditions consistent with baseline findings; no significant deviations noted.
Water Quality	Use of industrial water wells, effluent discharge from camps and operational areas.	Naturally high boron and arsenic levels; stable groundwater quality.	Advanced effluent treatment, localized water management systems.	Water quality impacts effectively mitigated; trends consistent with baseline data.

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Table 20.2 Summary of Environmental Impacts and Mitigation Measures
Category	Main Infrastructure / Activities	Key Impacts Identified	Mitigation Measures	Effectiveness
Limnology	Construction and operation of evaporation ponds; water discharge into natural basins.	Seasonal changes in phytoplankton and benthic communities; dominance of diatom species in high-salinity waters.	Quarterly monitoring of aquatic ecosystems; adaptive management strategies for stressed environments.	Ecosystems remain stable with no significant biodiversity loss; diatoms dominate as expected in saline conditions.
Flora and Fauna	Land clearance for facilities, increased human presence, and vehicular traffic.	Stable species richness and diversity; no significant deviations from baseline findings.	Habitat restoration projects, seasonal adjustments to operational schedules.	Biodiversity preserved with stable populations of key species like vicuñas and Andean flamingos.
Waste Management	Generation of industrial waste, storage and disposal of solid and liquid residues.	Effective segregation and recycling; consistent effluent treatment meeting regulatory standards.	Enhanced recycling programs, compliance with provincial waste management guidelines.	Waste management measures have minimized contamination risks effectively.
Archaeology	Land clearance for new facilities and road construction.	Potential disturbance to 52 identified archaeological sites, including high-sensitivity sites (CV02, CV08).	Archaeological monitoring, restricted access, and preservation plans.	No significant impacts recorded; all high-sensitivity sites protected during operations.

Landscape	Large-scale construction activities, including evaporation ponds and salt heaps.	Visual intrusion and changes to the natural topography, especially from provincial and national roads.	Visual mitigation measures, including vegetation buffers and alignment with landscape management plans.	Changes minimized; ongoing restoration efforts support landscape integration.

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20.3.4.3	Key Observations

The impacts observed align closely with baseline data and have been mitigated effectively through current strategies. Each mitigation measure demonstrates alignment with both regulatory requirements and international best practices.

Archaeological protection measures have been successfully implemented, ensuring no significant disturbances to sensitive sites.

Visual impact mitigation strategies have reduced the Project's footprint on the natural landscape, aligning with community and environmental expectations.

20.3.4.4	Conclusions

Environmental impacts at the Cauchari-Olaroz Project appear to have been effectively identified and are being successfully mitigated.

20.3.5	Monitoring Programs

20.3.5.1	Ongoing Environmental Monitoring Data

The Cauchari-Olaroz Project maintains robust monitoring programs to ensure compliance with environmental standards and to detect trends in key parameters.

20.3.5.1.1 Groundwater Quality

Quarterly sampling from industrial wells and natural basins monitors parameters such as boron and arsenic, which are naturally elevated due to regional lithology.

20.3.5.1.2 Biodiversity

Seasonal surveys track populations of vicuñas, Andean flamingos, and other species to ensure habitat stability.

20.3.5.2	Trends and Compliance with Environmental Standards

20.3.5.2.1 Air Quality

Monitoring data confirm that PM10 levels have reduced since implementing advanced dust suppression techniques in 2020. Noise levels remain within permissible limits, with exceptions addressed by adjusting operations.

20.3.5.2.2 Water Quality

Data reveal consistent groundwater quality trends, with effective mitigation measures keeping parameters within regulatory limits. Limnological studies show stable aquatic ecosystems.

20.3.5.2.3 Biodiversity

Monitoring confirms stable populations of key species, with positive trends in restored habitats.

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20.3.6	Environmental Management Plan

20.3.6.1	Purpose of the EMP

The Environmental Management Plan (EMP) sets out in detail the measures to be implemented both in the medium and long term to prevent the negative effects or impacts generated by the Project on physical, biotic and social factors.

The actions that Exar will implement through the EMP are designed to ensure that activities are carried out in an environmentally responsible and sustainable manner during the construction, operation, closure, and post-closure phases. The EMP aims to prevent, control, and reduce the negative impacts of the Project’s activities.

Preventing impacts involves the introduction of protective, corrective, or compensatory measures. These measures may include modifications to location, technology, size, design, or materials, based on project forecasts or the incorporation of new elements.

The Environmental Management Plan is a dynamic document that will be updated with each biannual renewal of the IIA for Exploitation, in accordance with legislation. This approach allows for the inclusion of previously unaccounted aspects or adjustments to address relevant changes throughout the life of the Project. These plans provide a structured approach to achieving sustainable operations.

20.3.6.2	Key Components of the EMP

20.3.6.2.1 Air Quality Management

Reduction of emissions through improved vehicle maintenance.

Dust suppression measures, such as wetting roads and stockpiles.

20.3.6.2.2 Water Management

Protection of surface and groundwater quality through advanced treatment systems.

Strategies for water reuse and controlled discharge to minimize impact on aquatic ecosystems.

20.3.6.2.3 Waste Management

Handling, storage, and disposal of mine waste in compliance with provincial guidelines.

20.3.6.2.4 Biodiversity and Habitat Management

Conservation strategies include habitat restoration in disturbed areas and monitoring programs for sensitive species.

20.3.6.2.5 Noise and Vibration Control

Noise barriers and adjusted operational schedules mitigate impacts on nearby communities and wildlife.

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20.3.6.2.6 Emergency Response Plans

Comprehensive procedures for managing environmental incidents, including infrastructure failures and chemical spills have been implemented.

20.3.6.3	Compliance with Regulations and Standards

Table 20.3 identifies the Project’s compliance framework.

Table 20.3 Compliance with Regulations and Standards
Framework/Standard	Description	Implementation Status
Equator Principles	Global environmental and social risk management framework ensuring responsible project financing.	Fully aligned.
United Nations SDG 2030 Goals	Measures contributions to sustainable development goals through annual sustainability reporting.	Fully integrated into sustainability reporting.
Argentine Global Compact Network	Adheres to the principles of the United Nations Global Compact, including progress reporting.	Formally joined in 2022, with progress reporting initiated.
Global Reporting Initiative (GRI)	Prepares annual sustainability reports in conformity with GRI standards for transparency and accountability.	Fully compliant.
ISO 14001 (Environmental Management)	Provides tools for identifying and managing environmental risks, ensuring protection and sustainability.	Implementation initiated in 2020; ongoing progress.
ISO 26000 (Social Responsibility)	Aligns with seven core subjects to address social responsibility effectively.	Integrated into corporate practices and sustainability reporting.
Towards Sustainable Mining (HMS)	An international standard promoting responsible and transparent mining practices.	Four of eight protocols implemented as of 2022.

Source: Exar Sustainability Report, 2022

Exar ensures that the Environmental Management Plan (EMP) aligns with these frameworks and standards to uphold local, national, and international compliance. Regular audits and sustainability reviews further validate the company’s adherence to these principles.

20.3.6.4	Monitoring and Reporting

Ongoing environmental monitoring programs, frequently with community participation, track key parameters such as air and water quality, biodiversity, and waste management. These activities align with the Global Reporting Initiative (GRI) standards, ensuring transparency and consistency in reporting. Data collected from quarterly and biannual campaigns are not only submitted to provincial authorities and stakeholders but also integrated into the company’s annual sustainability reports. Exar’s adherence to the Argentine Global Compact Network includes submitting regular progress updates on sustainability principles, further embedding accountability within its monitoring framework.

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20.3.6.5	Adaptive Management and Continuous Improvement

The EMP is regularly updated to incorporate new data, monitoring results, and regulatory changes. Exar employs dynamic management tools such as the "Towards Sustainable Mining (HMS)" program and ISO 26000 guidelines to refine strategies and address emerging challenges. This approach ensures the Plan remains effective while reflecting evolving Project requirements, stakeholder expectations, and environmental conditions. Continuous alignment with global frameworks like the SDG 2030 Goals and ISO certifications underscores the company’s commitment to improvement and sustainable operations.

20.3.6.6	Conclusion

The monitoring programs and EMP collectively align the Cauchari-Olaroz Project with the Argentine and Jujuy regulatory framework and international best-practice environmental stewardship.

20.4	Permitting

20.4.1	Executive Summary

Permitting processes for the Project are governed by Argentina’s national and provincial laws, with oversight from the Jujuy provincial government. Recent updates under Decree No. 7,751-DEyP-2023 have modernized permitting standards, including enhanced consultation protocols and mandatory financial assurances for closure. The Project’s permits for exploration and exploitation activities are in full compliance, with biannual updates submitted as required. Table 20.4 identifies the key permitting milestones.

Table 20.4 Summary of Key Permitting Milestones
Permit Type	Date Approved	Key Updates
Exploration	August 2009 (initial)	Regular biannual updates reflecting new activities.
Exploitation	November 2012 (initial)	Expanded production capacity and operational adjustments.
Water Use	December 2020 (160 L/s)	Permanent concession granted; additional permits pending.

20.4.2	Legal Framework

The legislative context for exploration and exploitation environmental permits for the Cauchari-Olaroz Project is defined by Argentina's national and provincial mining and environmental laws. At the national level, Law No. 24,585, known as the Environmental Protection for Mining Activities Act, provides the framework for assessing and managing environmental impacts associated with mining. This law mandates that mining projects must submit an Environmental Impact Assessment (EIA) before commencing activities, and it ensures the application of stringent environmental protection measures throughout the lifecycle of a project.

Natural resources are under the jurisdiction of the provinces as per the Argentinean National Constitution. While the Mining Code is enacted by the National Congress, permitting and jurisdictional authority resides with the provincial governments. Consequently, the Province of Jujuy holds the authority for significant permits concerning the construction and operation of the Project.

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20.4.2.1	Permits for Exploration

Exploration permits require the submission of an Environmental Impacts Report (“IIA”), which details the scope of proposed exploration activities and their potential environmental impacts. The Provincial Government of Jujuy, through the Mining and Energy Resource Directorate, reviews and approves these reports. The Directorate coordinates with other provincial offices, such as the Provincial Directorate of Water Resources and the Environmental Ministry, to ensure compliance with applicable regulations. These permits require biannual updates.

20.4.2.2	Permits for Exploitation

Exploitation permits build upon the exploration phase by requiring a more detailed Environmental Impacts Report (“DIA”), which must address long-term operational and environmental management plans. The approval process involves multiple provincial entities, including the Environmental Ministry and the Secretariat of Tourism and Culture, which oversees permits for activities in areas of archaeological or paleontological interest. These permits require biannual updates to reflect changes in project design, such as expansions in production capacity or relocation of key facilities.

20.4.2.3	Recent Legislation Updates

On February 11, 2023, the Provincial Executive Government of Jujuy issued Decree No. 7,751-DEyP-2023 (the "Decree"), which regulates the General Environmental Law No. 5063 and comprehensively updates provincial environmental protection norms for mining activities. This Decree replaces Decree No. 5,772/2010, previously governing this domain.

The Decree aims to optimize and modernize the Environmental Impact Assessment (EIA) process for mining projects to foster investment opportunities, environmental protection, and social development, particularly for lithium extraction projects.

Key aspects of the Decree are detailed in Table 20.5.

Table 20.5 Key Aspects of Decree No. 7,751-DEyP-2023
Key Aspect	Details
Exclusions	Activities related to hydrocarbon extraction, ancillary works outside concession areas, and industrial plants over 100 km from deposits are excluded.
Responsible Authorities	The Ministry of Economic Development and Production of Jujuy, in coordination with the Ministry of Environment and Climate Change, enforces the Decree.
UGAMP's Role	The Provincial Mining Environmental Management Unit (UGAMP) advises the Provincial Directorate of Mining on Environmental Impact Reports.

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Table 20.5 Key Aspects of Decree No. 7,751-DEyP-2023
Key Aspect	Details
Categorization	Mining projects are classified into five categories: (i) social mining, (ii) initial prospecting/exploration, (iii) advanced exploration, (iv) small-scale exploitation, (v) medium- and large-scale exploitation.
Review Deadlines	EIAs evaluation timeframes: 40 days for initial exploration, four months for advanced exploration and small-scale exploitation, six months for medium- and large-scale exploitation.
Validity of DIAs	Declarations of Environmental Impact (DIAs) are valid for two years and require updates thereafter.
Consultation Processes	EIAs must include consultations with indigenous communities and surface owners within the area of direct influence, alongside a public consultation process via the Provincial Directorate of Mining's website.
Mine Closure Standards	Mandatory minimum guidelines for mine closure processes are established.
Sanctions	Incremental penalties for non-compliance include warnings, fines, temporary closures, and operator disqualification.
Environmental Violations Registry	A Provincial Registry of Environmental Mining Violators is created to track infractions and recurrences, issue certifications, and share information with other provincial departments.

20.4.3	Framework Legal Study

The permitting process for the Cauchari-Olaroz Project has been supported by a comprehensive legal framework study carried out early in the exploration phase. This study encompassed international, national, and provincial norms and standards relevant to the environmental and operational aspects of the Project. At the national level, the Environmental Protection Act for Mining Activity No. 24,585 provides the foundational guidelines for environmental management. At the provincial level, Jujuy’s General Environmental Law, recently updated by Decree No. 7,751/2023, details the specific procedures and standards for compliance. This decree, which came into effect on February 17, 2023, replaces Decree No. 5,772/2010. It introduces revised requirements for Environmental Impact Assessments (EIAs) and refines the stages, requirements, and content of applications for exploration and exploitation permits. The decree also formalizes the interaction with surface rights holders, ensuring a more structured framework for prospection, exploration, and mining activities in the province.

The framework legal study ensures that all permitting activities for the Project align with the responsibilities of relevant state institutions, including the Provincial Department of Mines and Energy and the Directorate of Mining.

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20.4.4	Exploration Phase Permits for Project

The Environmental Impacts Report ("IIA") for the exploration phase of the Cauchari-Olaroz Project was first approved by the Provincial Government of Jujuy (Dirección Provincial de Minería y Recursos Energéticos) under Resolution No. 25/09 on August 26, 2009. Key updates and approvals include:

•	2011 Update: Resolution No. 29/2012 approved on November 8, 2012, covering activities for the 2012–2013 period.

•	2014 Addendum: Resolution No. 011/2014 approved on July 15, 2014, for the installation and operation of a pilot lithium phosphate plant.

•	2017 Update: Resolution No. 008/2017 approved on September 19, 2017, replacing prior updates and encompassing planned exploration activities, including seismic reflection, hydrogeological studies, pond construction, and geochemical sampling.

•	2020 Update: Approved by Resolution No. 017/2021 on December 17, 2021, reflecting exploration activities conducted from 2019–2021.

•	2024 Update: Submitted in March 2024, focusing on drilling new brine wells and conducting vertical electrical surveys in the southern Project area; approval is pending.

The next biannual update to the IIA for Exploration permit is programmed for 2026.

A complete listing of the IAA for Exploitation permits is given in Table 20.6.

Table 20.6 Exploration Permits
Report Submitted	Date Approved	Approvals	Observations
Environmental Impacts Report for Exploration (IIA Exploration)	August 2009	Resolution No. 25/09	Original exploration permit for the Project.
Environmental Impacts Report for Exploration (AIIA Exploration 2011)	November 2012	Resolution No. 29/2012	Activities for the 2012–2013 period approved.
Addendum to Environmental Impacts Report for Exploration, Posco Pilot Plant	July 2014	Resolution No. 011/2014	Pilot lithium phosphate plant installation approved.
Update to Environmental Impacts Report for Exploration	September 2017	Resolution No. 008/2017	Comprehensive update for exploration activities.
Update to Environmental Impacts Report for Exploration 2019 -2021	December 2021	Resolution No. 017/2021	Reflecting ongoing exploration activities, 2019–2021.
Update to Environmental Impacts Report for Exploration 2021 - 2023	December 2021	Resolution No. 017/2021	The authorities established that the same approving resolution be maintained in the current bi-annual renewal because the activities in this report correspond to the same ones from the previous renewal.

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Table 20.6 Exploration Permits
Report Submitted	Date Approved	Approvals	Observations
Update to Environmental Impacts Report for Exploration 2023 - 2025	March 2024 (submitted)	Pending	Includes drilling new brine wells and vertical electrical surveys focused on the southern area of the salt flat.

20.4.5	Exploitation Phase Permits for Project

The IIA for exploitation was initially approved under Resolution No. 29/2012 on November 8, 2012, for an annual production of 20,000 tonnes of lithium carbonate. Key updates include:

•	2017 Biannual Update: Incorporated new environmental studies and increased production in phases, first to 25,000 tpa and then to 40,000 tonnes per year; approved in October 2017.

•	2023 Biannual Update: A biannual update submitted in March 2023 is under review, with activities detailed for ongoing operations.

The next biannual update to the IIA for Exploitation permit is programmed for 2025.

A complete listing of the IAA for Exploitation permits is given in Table 20.7.

Table 20.7 Exploitation Permits
Report Submitted	Date Approved	Resolution	Key Updates
Environmental Impacts Report for Exploitation (IIA Exploitation 2011)	November 2012	Resolution No. 29/2012	20,000 tpa production capacity.
Biannual Environmental Impacts Report for Exploitation (AIIA Exploitation March 2015)	March 2015	Update cancelled and filed: DMyRE Note No. 101/2019	Biannual update of the Environmental Impacts Report (AIIA) approved in 2012, based on the same project approved in 2012.
Biannual Environmental Impacts Report for Exploitation (AIIA Exploitation February 2017)	October 2017	Resolution No. 010/17	Increased production to 25,000 tpa lithium carbonate, with a second expansion to 40,000 tpa, and layout adjustments.
Biannual Environmental Impacts Report for Exploitation (AIIA Exploitation 2019)	December 2020	Resolution No. 080/2020	Detailed ongoing exploitation activities.

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Table 20.7 Exploitation Permits
Report Submitted	Date Approved	Resolution	Key Updates
Biannual Environmental Impacts Report for Exploitation (AIIA Exploitation 2021)	March 2022 (submitted)	Pending	Initially included modifications for an expansion of production. This expansion request was subsequently retracted by the company, leaving the AIIA Exploitation 2021 activities as per AIIA Exploitation 2019.
Biannual Environmental Impacts Report for Exploitation (AIIA Exploitation 2023)	December 2023 (submitted)	Pending	The AIIA 2023 was presented to respect the bi-annual submission requirement, although the authority has not issued a permit for the previous (AIIA Exploitation 2021) report. Changes were added that are intended to be made with respect to ponds and the harvesting of salts.

20.4.6	Water Permits

•	A Water Use Permit was issued for 45 L/s for exploration purposes.

•	A Permanent Water Concession was granted for 160 L/s from the Rosario River area for the exploitation phase was granted.

•	A Permanent Water Concession for a further 160 L/s from the south of the basin, for the exploitation phase, is currently under evaluation.

•	Fees for water extraction from brackish sources have been paid through 2023, with annual renewals ongoing.

A complete listing of the water permits and concessions is given in Table 20.8.

Table 20.8 Industrial Water Permits and Concessions for Cauchari-Olaroz Project
Report Submitted	Date Submitted	Date Approved	Validity Term	Observations
Water Use Permit (45 l/s)	December 2017	06 June 2020	Exploration	25 l/s from PBI well, and 20 l/s from 3 wells near Rosario River
Permanent Water Concession (160 l/s) NORTH	December 2020	28 December 2020	40 years	160 l/s from 6 to 8 wells near Rosario River
Permanent Water Concession (160 l/s) SOUTH	March 2024	Pending	40 Years	The provincial water resources department (DPRH) granted authorization to drill exploration wells in the south of the basin. After drilling the wells, and with the results obtained from the tests, DPRH will have to be notified again to complete the permit requirements and obtain the permit to use this industrial water.

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20.4.7	Provincial Regulations

Jujuy’s environmental permitting processes are governed by the recently updated General Environmental Law No. 5063, as regulated by Decree No. 7,751/2023. This decree replaces the earlier Decree No. 5,772/2010 and modernizes the Environmental Impact Assessment (EIA) requirements for mining activities. Key updates include:

•	Expanded Authority: The Ministry of Economic Development and Production of Jujuy, in coordination with the Ministry of Environment and Climate Change, now oversees the permitting process.

•	Categorization of Projects: Mining projects are classified into five categories, ranging from social mining to large-scale exploitation, with differentiated EIA requirements and review timelines.

•	Consultation Requirements: EIA procedures now mandate consultations with indigenous communities and surface rights holders in the direct area of influence, alongside public consultations via the Provincial Directorate of Mining's online platform.

•	Mine Closure Standards: The decree establishes minimum mandatory guidelines for mine closure and reclamation processes.

Additionally, mining projects within the Cauchari-Olaroz Salar must adhere to its designation as a Protected Area for Multiple Use, requiring permits for activities that may affect archaeological or paleontological resources.

20.4.8	Compliance Documentation

All permits align with local, regional, and national regulations:

•	Regular environmental monitoring ensures compliance with provincial standards for air, water, and soil quality, as established under relevant laws.

•	Quarterly participatory monitoring programs validate adherence to environmental baselines, with documented updates presented to regulatory authorities.

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20.4.9	Permit Risks

Potential risks to operations include:

•	Approval Delays: Pending updates for the 2024 Exploration and 2023 Exploitation IIAs could impact the initiation of planned activities.

•	Regulatory Changes: Changes in provincial or national mining laws necessitate adjustments to compliance strategies. The recent introduction of Decree No. 7,751/2023 highlights a significant shift in regulatory requirements. The Project should assess potential impacts of the updated Environmental Impact Assessment process, including enhanced consultation protocols, and the mandatory mine closure guidelines, and the regulatory response to the latest 2023-2025 AII update, which is aligned with the new decree.

20.5	Social or Community Impact

20.5.1	Executive Summary

The social impact assessment highlights the Project’s contributions to local economic development, infrastructure improvements, and cultural preservation. Community engagement and consultation processes have been active since 2009, fostering trust and cooperation. The Project has focussed on employment, training, and equitable benefit-sharing while addressing concerns related to resource management and cultural heritage. Table 20.9 identifies the key social impacts for the Project.

Table 20.9 Summary of Key Social Impacts
Area	Key Impacts	Actions Taken	Measurable Outcomes/Success Criteria
Employment	Direct employment for 700 workers; 1,300 indirect jobs.	Local hiring policies and technical training programs.	Increased percentage of local workforce participation.
Infrastructure	Roads, utilities, and healthcare facilities improved.	Investments in community infrastructure.	Enhanced community access to healthcare and transportation.
Cultural Heritage	Agreements with indigenous groups to safeguard sites.	Monitoring and awareness programs.	No damage to cultural heritage sites during operations.
Community Engagement	Positive perceptions of the Project.	Regular consultations and grievance mechanisms.	High satisfaction ratings in community feedback surveys.

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20.5.2	Social Baseline

20.5.2.1	Introduction

The Olaroz-Cauchari Project, located in the Susques Department of Jujuy Province, Argentina, has undergone significant social and economic changes from its exploration phase in 2011 to the early operational phase in 2024. These shifts are reflected in the 2011 and 2024 Social Baseline Studies, which document the evolving characteristics of the local communities and their interactions with the Project.

20.5.2.2	Social Characteristics

The area of direct influence for the Project includes the communities of Susques (1565 residents), Huáncar (397 residents), Pastos Chicos (150 residents), Puesto Sey (148 residents), Catua (464 residents) and Olaroz Chico (199 residents) based on 2018 data. All these communities are in the department of Susques, Province of Jujuy, with the town of Susques being the head of the Department, located approximately 60 km by road from the Project.

The population directly impacted by the Project is mostly rural and self-identifies with the Atacama ethnic group. In general, their settlement patterns and spatial dispersion is based on the camelid’s pasturage activity.

Structurally all communities share similar rural characteristics, however, Susques is unique in having urban characteristics such as denser population, national and provincial public institutions, and commercial activity. Commercial activity in Susques is the highest of the Department.

The main economic activities in Susques are employment in public administration, trade, small-scale livestock production, craft industries, and small industries related to tourism and mining. Mining-related employment includes direct employment and indirect employment such as transportation, lodging, dining, grocery shopping, vacation homes and offices. The main activities in the rest of the department are mainly related to mining and small-scale livestock (mainly camelid) production.

Project Perceptions: In the surveyed communities there is generally a positive perception of the mining industry as it has recently become an economic pillar of the region. For this reason, Exar is very well considered and the Cauchari-Olaroz project is viewed as a possible source of job opportunities for the population in general.

The construction phase began in the first half of 2018 and continued through 2021 and generated a peak employment of 3,300 people. It currently employs 700 workers and generates more than 1,300 indirect jobs.

A total of 270 people will be required for the operation stage (including administrative, professional, plant, laboratory and maintenance personnel) for an approximate LoM period of 40 years.

Preference is given to the surrounding areas of the Project in terms of workforce. Exar has developed a training plan for local staff, in order to meet its commitments on the hiring of local labor given that in the province of Jujuy there is not much knowledge about lithium mining. Exar opened the Ckuri School to help build local technical capacity. 132 candidates from the local communities the provincial capital were enrolled in 2022. Employees are also recruited from areas outside of Jujuy, when employment requirements cannot be met locally.

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There has been an active communication, consultation, and engagement process in place since 2009. Exar has designed and implemented a Community Relations Plan engendering long-term cooperation with the population within the Area of Direct Influence of the Project. The communities have signed a Convention approving all stages of the Project.

Among the direct benefits expected from the Project, respondents indicated the following: direct employment on the Project; collaboration of the company in resolving water related issues; and the provision of training. There is a general expectation that the Project will facilitate improvement in infrastructure, health and education.

Respondents also explained that approval of the Project by the members of the communities is conditional on measures taken to protect the environment and mitigate the possible social impacts, as well as the Project´s ability to generate a positive contribution to the community.

Vehicular Traffic: A traffic study of the area focused on three routes: RN No. 51, RN No. 52 and RP No. 70. Three key intersections of interest for the Project were analyzed.

Based on the Average Daily Traffic (“ADT”) results, it was observed that for both national routes the busiest hour of the day is noon; while on Provincial Highway No. 70 there was more traffic in the mornings and evenings. These differences may be related to the purpose for which the roads are used: National Routes are for international transit, while the use of the Provincial Highway is largely related to local inter-urban transit and transit to mining projects in the area.

20.5.2.3	Demographic Data

The demographic profile of the region has remained relatively stable in terms of population size but demonstrates nuanced trends:

•	Population Size and Growth: In 2011, the Susques Department had a population of approximately 3,791 individuals, with a population density of 0.4 inhabitants per km². By 2024, the population grew to 4,098, reflecting modest growth influenced by mining-related economic opportunities.

•	Age and Gender Distribution: Both studies highlight a balanced gender distribution. The youth population showed a minor decrease in migration trends, attributed to employment prospects in mining.

•	Ethnic Composition: Most of the local population identifies as Atacama indigenous people, emphasizing the importance of culturally sensitive engagement practices.

The Atacama people maintain a strong connection to their ancestral lands and traditions, including subsistence practices such as camelid herding and small-scale agriculture. This ethnic group is characterized by their communal social structure and rich cultural heritage, which includes weaving, traditional music, and festivals that are integral to their identity.

The legal recognition of their communal land rights is supported by both provincial and national frameworks, including Article 75, Clause 17 of the Argentine National Constitution, which guarantees the possession and property rights of indigenous communities, and the Program for Regularization of Indigenous Community Lands in the Province of Jujuy, which has issued decrees recognizing the communal ownership of lands traditionally and publicly occupied by these communities.

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20.5.2.4	Economic Conditions

The local economy has shifted significantly due to mining activities:

•	Employment: In 2011, pastoral activities and public sector employment dominated. By 2024, mining emerged as a central employer, directly and indirectly impacting local livelihoods. The Project contributed to increased income levels, although concerns about dependency on mining were noted.

•	Key Livelihoods: Livestock and small-scale agriculture, significant in 2011, have seen reduced prominence, replaced by mining-related jobs and services.

20.5.2.5	Social Infrastructure

The Project’s impact on infrastructure and services is evident:

•	Healthcare: The 2024 baseline indicates improved healthcare access, supported by the project’s investments in medical facilities and programs.

•	Education: Educational infrastructure and access have seen improvements, particularly in technical training related to mining.

•	Utilities and Transportation: Development of roads and utilities by the Project has enhanced connectivity and service delivery.

20.5.2.6	Land Use and Ownership

•	Land Use Patterns: Traditional pastoralism remains, but land use has diversified with industrial development.

•	Agreements: The Project has entered into various agreements with indigenous communities to address land use, resource management, and cultural preservation. These agreements are summarized in Table 20.10.

Table 20.10 Summary of Community Agreements
Community	Agreement Description	Focus Area	Renewal Required?
Puesto Sey	Agreement for access and land use for mining infrastructure.	Land Ownership	Yes, reviewed annually
Pastos Chicos	Agreement ensuring compensation for land use and community investment initiatives.	Land Ownership	No, permanent
Olaroz Chico	Long-term agreement covering environmental monitoring and shared resource management.	Land Ownership	Yes, every 5 years

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Table 20.10 Summary of Community Agreements
Community	Agreement Description	Focus Area	Renewal Required?
Huancar	Framework agreement for local employment and use of communal resources.	Land Ownership	Yes, every 3 years
Catua	Agreement covering water usage and infrastructure development.	Land Ownership	Yes, annually
Olaroz Chico	Agreement for the preservation of sacred sites and rituals, involving regular monitoring.	Cultural Heritage	Yes, every 5 years
Pastos Chicos	Framework for cultural resource management, ensuring no disruption to traditional practices.	Cultural Heritage	No, permanent
Huancar	Collaborative agreement to protect and document cultural landmarks and historical artifacts.	Cultural Heritage	Yes, every 3 years

20.5.2.7	Community Attitudes Toward the Project

The Project’s relationship with local communities has evolved:

•	Initial Concerns: In 2011, key concerns included water quality and quantity, cultural preservation, and equitable employment opportunities.

•	Current Perceptions: By 2024, acceptance of the Project improved, driven by visible economic benefits and effective grievance mechanisms. However, water use remains a sensitive issue.

20.5.2.8	Vulnerable Groups

Vulnerable groups, particularly women and elders in indigenous communities, require ongoing attention to ensure equitable benefit sharing and cultural preservation.

20.5.2.9	Community Engagement

20.5.2.9.1            Stakeholder Engagement Strategies

The Project’s stakeholder engagement evolved significantly:

•	Consultations: Semi-structured interviews, participatory monitoring, and community meetings have been conducted regularly since 2009.

•	Grievance Mechanisms: A robust grievance redressal system has enhanced transparency and trust.

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20.5.2.9.2            Documentation

All engagement activities are well-documented, ensuring accountability and compliance with Argentine legislation, ratified conventions, and international standards as noted in Table 20.11.

Table 20.11 Legislation, Conventions, and Standards
Standard Type	Specific Standard
National	Argentine Environmental Protection Act for Mining Activities (Law No. 24,585).
National	General Environmental Law of the Province of Jujuy (Decree No. 5,772-P-2010).
International	Equator Principles.
International	International Finance Corporation (IFC) Performance Standards on Environmental and Social Sustainability.
International	Indigenous and Tribal Peoples' Convention, 1989 (ILO Convention No. 169).

20.5.3	Evaluation of Impacts

The identification, description and assessment of potential environmental and social impacts, both positive and negative, were performed for the construction, operation and closure stages of the Project.

Initially, actions that could cause impacts were identified, and a classification of the environment was made, providing Environmental Units to each of the factors that will be affected by the Project.

Subsequently, qualitative and quantitative impacts using the methodology proposed by Conesa Fernández-Vítora (Conesa Fernández-Vítora, 1997) 4 were performed. The evaluation was done for each stage of the Project, including construction, operation and closure.

During the construction and operation stages of the Project, there is the potential for moderate impacts to the environment, some of which can be reversed or mitigated in the short, medium and long term. The following are the key potential impacts that were identified:

•	Change in air quality due to the emission of particles and combustion gases.

•	Increased noise levels due to the use of equipment, machinery and vehicles, and plant process operations.

•	Changes in the geomorphology and soils due to evaporation ponds and production facilities.

•	Change in land use and diversification of land use.

4 Conesa Fernández-Vítora, V. (1997). Auditorías medioambientales, guía metodológica (2a. ed. re). Madrid: Mundi-Prensa. Retrieved from http://www.sunass.gob.pe/doc/cendoc/pmb/opac_css/index.php?lvl=author_see&id=174

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•	Impact on the brine reservoir and aquifer system in general.

•	Intensive use of brackish water for mining/industrial use.

•	Removal of the vegetation for the siting of Project facilities, especially the preconcentration and concentration ponds.

•	Alteration of wildlife habitat due to reductions of vegetation in some sectors, emission of noise and vibration, and human settlements.

•	Impact on landscape due to harvested salt dumps.

In addition, potential impacts were identified, such as:

•	Archaeological resources due to the possibility of subsurface findings.

•	Biological corridor due to the installation of infrastructure in the salt flat.

The area of direct influence (ADI) is defined as the physical space where project activities are seen to affect specific social and/or environmental components. The environmental ADI for the Environmental Impact Report for exploitation for the Project is the area comprising the housing camp, evaporation ponds, sector where harvested salts are stored, drill platforms, access roads and other easements where there is a greater likelihood of interaction due to Project actions.

The social ADI is the inhabited sectors or those sectors that have communities, such as Puesto Sey, Pastos Chicos, Huáncar, Catua, Olaroz Chico and Susques. These communities are in watersheds different from those of the Salar de Olaroz - Cauchari, except for Olaroz Chico, which is the only community located on the eastern slope of the Olaroz mountains. It is within the territory of these communities that the salt flats and mining properties are located and where the activities related to exploitation will be carried out.

The area of indirect influence (AII) is defined as the physical space where an action related to the project activity could influence the social and environmental components. For the Environmental Impact Report for exploitation for the Project, the area that is outside the limits established for the environmental ADI was considered as the environmental AII. It should be clarified that for each of the environmental factors particular areas were considered based on the possibility that effects could manifest. The extent of these areas was defined based on each action that will be implemented.

For the social aspects, the rest of the localities of the department of Susques were considered as being the social AII: Jama, El Toro, San Juan de Quillaques and Coranzuli.

Should further easements be required for the Project, the areas of influence for the Project could change.

The hiring of local labor by the Company will generate a positive impact because a portion of the population will have increased quality of life. This in turn has a positive impact on the local economy. Access to formal employment will have direct (monthly salaries) and indirect (skilled training) benefits that will have immediate and longer-term positive impacts, particularly in terms of increasing employability post completion of contracts/mine closure. Also, local employment contributes towards stopping the phenomenon of youth migration to urban centers in search of better jobs. These effects are also pertinent to the Area of Indirect Influence (personnel coming from other provinces).

The procurement of goods and services during Project implementation would involve a stimulus in each of the industries supplying these resources. These effects would occur in the total area of influence of the mining Project.

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20.5.4	Social Impact Management

The social impact management strategies for the Olaroz-Cauchari Project aim to address the evolving needs of local communities while ensuring that the benefits of the Project are equitably shared. This includes comprehensive studies to understand the Project's impacts, robust monitoring processes to track progress, and targeted investments in critical sectors such as infrastructure, education, and healthcare.

Exar has developed a program that promotes social and economic development within a sustainability framework. Exar began work on the Community Relations Program with the Susques Department in 2009. This program was created to integrate local communities into the Project by implementing sub-programs aimed at generating positive impacts on these communities.

Susques is the most important commercial center in the area. However, the Program also focused on the Catua, Olaroz Chico, Huancar, Pastos Chicos and Puesto Sey communities.

20.5.4.1	Community Relations Plan

The Community Relations Program has been divided into three key sub-programs. One deals with external and internal communications to provide information and show transparency. The second is a consultation program that allows Exar to acknowledge perceptions of mining activities. A third program deals with execution of contracts with the communities for economic benefits. The most important part of the program is supporting social, cultural and environmental initiatives. The criteria for choosing initiatives are: the initiative should benefit the whole community; it should contribute to sustainable development and be participatory, and it must originate inside the community.

It should also be noted that Exar has signed formal contracts with neighboring communities that own the surface rights where the Project will be developed. According to these contracts, the communities grant Exar traffic and other rights, while Exar ensures them a regular cash flow, to be used as the members of the communities decide. The arrangements vary between communities, but they all include the following:

•	Aggregate payments of approximately US$239,417 per year between 2017-2019.

•	When construction begins aggregate payments of approximately US$260,000 per year and beyond during construction.

•	When production begins aggregate payments of approximately US$465,000 per year and beyond during production.

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•	Joint environmental monitoring programs.

•	Priority rights for any job for which a person from the community is qualified.

•	Training on site to qualify for the job.

•	A school of business training in each community to assist in setting up businesses for the provision of services during construction.

•	Individual infrastructure programs in each community.

20.5.4.2	Studies and Monitoring

Table 20.12 summarizes the comprehensive social impact studies and participatory monitoring processes conducted for the Project.

Table 20.12 Studies Conducted and Monitoring Processes
Year	Process or Study	Frequency	Key Focus
2011	Initial Social Baseline Study	One-time	Documented demographic, economic, and cultural characteristics.
2015	Participatory Social Monitoring	One-time	Highlighted early impacts on local employment and community perceptions.
2017	Quarterly Environmental and Social Monitoring	Every 3 months (ongoing)	Assessed ongoing environmental and social dynamics.
2018	Participatory Monitoring with Communities	Semi-annual (ongoing)	Facilitated community involvement in monitoring efforts.
2019	Community Feedback Surveys	Annual (ongoing)	Gathered community perceptions and satisfaction levels.
2024	Updated Social Baseline Study	One-time	Assessed changes in demographics, infrastructure, and economic reliance.

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20.5.4.3	Social Investments

The Project has invested in infrastructure, education, and healthcare initiatives, directly benefiting local communities. These investments are summarized in Table 20.13.

Table 20.13 Summary of Community-related Investments
Sector	Initiative	Impact
Infrastructure	Construction of roads and utility networks	Improved connectivity and accessibility for local communities
Healthcare	Development of medical facilities and programs	Enhanced healthcare access, leading to improved community health outcomes
Education	Establishment of technical training centers and support for local schools	Increased educational opportunities, particularly in mining-related skills

20.5.4.4	Employment Programs

Targeted employment programs, including local hiring policies and skills training, have significantly impacted the socioeconomic fabric of the area.

20.5.4.5	Cultural Heritage

20.5.4.5.1            Impacts

While Project activities have the potential to impact cultural heritage sites, mitigation measures have minimized disruptions.

20.5.4.5.2            Protective Agreements

The Project has established protective agreements with indigenous communities to safeguard cultural heritage sites. These agreements are summarized in Table 20.10 for clarity, included under the Land Use and Ownership Section.

20.5.4.5.3            Mitigation Measures

Awareness Programs: Education on cultural heritage preservation is part of the Project’s community engagement strategy.

20.5.4.6	Trends and Changes

A comparison of the 2011 and 2024 baselines highlights the following trends:

•	Economic Transition: The region’s economy has transitioned from primarily agricultural to mining driven.

•	Social Development: Improvements in infrastructure, education, and healthcare reflect the Project’s positive contributions.

•	Community Perceptions: Increasing acceptance of the Project is evident, though concerns about resource management persist.

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20.5.4.7	Conclusion

The Olaroz-Cauchari Project has profoundly influenced the social and economic landscape of its area of influence. Continuous adaptation to community feedback and proactive management of social impacts are crucial for sustaining positive relations and ensuring the long-term success of the Project.

20.5.4.8	Recommendations

To enhance the sustainability and social performance of the Olaroz-Cauchari Project, the following recommendations are proposed:

1.	Key Performance Indicators (KPIs) and Metrics: Introduce KPIs to monitor and measure social impact areas such as employment, healthcare, education, and community satisfaction. For example:

o	Employment: Percentage of jobs filled by local community members.

o	Healthcare: Number of medical consultations per 1,000 residents annually.

o	Education: Enrollment in technical training programs.

o	Community Perception: Annual satisfaction ratings based on feedback surveys.

2.	Integration of KPIs: Use existing data collection mechanisms like participatory monitoring and feedback surveys to streamline KPI tracking and reporting.

3.	Baseline and Targets: Establish baselines from 2011 and 2024 data to set realistic, community-informed targets.

4.	Reporting and Adaptation: Regularly publish KPI results to communities and stakeholders, adapting strategies based on trends and identified gaps.

5.	Third-Party Audits: Implement regular third-party audits of the Project's social and environmental programs to ensure accountability, transparency, and continuous improvement.

6.	Enhanced Community Engagement: Expand participatory processes by incorporating more community members in monitoring and decision-making to increase trust and inclusion.

7.	Focus on Vulnerable Groups: Develop targeted programs to address the needs of women, elders, and other vulnerable populations within indigenous communities.

8.	Long-Term Cultural Preservation Plans: Strengthen protective agreements with indigenous communities and formalize long-term strategies to safeguard cultural heritage sites.

9.	Periodic Impact Assessments: Conduct regular social impact assessments to adapt strategies in response to evolving community dynamics and Project operations.

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20.6	Closure and Reclamation Plans

Closure and reclamation for the Project have followed legislative requirements and best practice guidance. The legislative requirements for the closure of the Project were outlined in Decree No. 5,772-P-2010 until 17 February 2023, when it was replaced by Decree No. 7,751-DEyP-2023. This transition introduced more comprehensive and structured guidelines, particularly emphasizing financial assurance and progressive closure measures.

All future IIA submissions for the Project are required to comply with the new legislation.

20.6.1	Key Closure Requirements and Commitments (Pre-2023)

Before 2023, the Project developed its strategy for closure based on the following aspects:

20.6.1.1	Closure Objectives

1.	The Project’s closure objectives also focused on meeting all regulatory requirements outlined in agreements signed by Exar to achieve the Final Closure of the Project.

2.	Emphasis was placed on preventing, minimizing, or mitigating negative environmental impacts throughout the closure process.

3.	The site’s abandonment condition aimed to protect the environment and ensure public safety.

4.	The closure process aimed to uphold the social license by fostering trust and transparency with affected communities and stakeholders. This included aligning closure activities with social expectations and addressing concerns through proactive engagement with local and indigenous groups.

5.	Strategies for mine site reclamation and rehabilitation included the removal of roads, the evaporation to dryness of ponds, and the leveling and contouring of pond sites. The physical stability of pond slopes was also established.

6.	Closure activities were primarily planned for the end of the 40-year Life of Mine (LoM) operation phase, with some activities potentially conducted during operations (progressive closure). This included aligning closure activities with social expectations and addressing concerns through proactive engagement with local and indigenous groups.

20.6.1.2	Financial Assurance

Estimated closure and remediation costs of approximately US$52.7 million were included in the Project's cash flow model to meet environmental and closure obligations outlined in the Informe de Impacto Ambiental (IIA). This ensured compliance, despite the lack of closure bonding or guarantees required under Argentine federal or Jujuy provincial legislation prior to 2023.

20.6.1.3	Post-Closure Monitoring

Post-closure monitoring was planned to continue for about five years following the end of operations, including a two-year period for executing closure activities and an additional three years for environmental monitoring. This approach ensured the Project achieved definitive closure.

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20.6.2	New Requirements (Decree No. 7,751-DEyP-2023)

The legislative changes introduced by Decree No. 7,751-DEyP-2023 require the Project to align with a more structured and detailed closure framework:

20.6.2.1	Closure Objectives

1.	Closure must include the rehabilitation or repurposing of all areas and infrastructure affected by mining activities, except for those identified as suitable for public or social use by indigenous communities, local municipalities, or the provincial government. Transfers of such areas must comply with environmental criteria evaluated by the Dirección Provincial de Minería or the Ministry of Environment and Climate Change.

2.	Social objectives must include collaborating with indigenous and local communities to ensure areas and assets can be utilized for social and public benefit where applicable, fostering transparency and trust throughout the closure process.

3.	Provisions for progressive closure measures must be integrated into the conceptual closure plan to enable rehabilitation during operational phases without disrupting ongoing activities.

4.	Plans for temporary or premature mine closures must include maintenance and monitoring protocols, with a maximum suspension period of three years unless extended by a formal resolution.

20.6.2.2	Financial Assurance

1.	A financial guarantee is mandatory to secure compliance with closure plans, covering direct and indirect closure costs, including contingencies, and adjusted as needed for changes in closure requirements.

2.	The guarantee's phased implementation includes:

o	10% of the closure cost during the first year of construction.

o	20% during the first year of operation.

o	Full guarantee coverage by the final third of the mine's life or five years before closure, whichever comes sooner.

3.	Adjustments to financial assurances are required with each update to the closure plan, and partial reductions may be granted for completed closure milestones.

20.6.2.3	Post-Closure Monitoring

1.	A mandatory post-closure phase begins after the issuance of a "Certificate of Final Compliance" and extends for a minimum of five years for medium- and large-scale projects. This period may be extended based on environmental needs.

2.	Annual post-closure reports must document monitoring results, environmental and social trends, and maintenance activities, guiding evaluations of closure objectives and certification issuance.

3.	Following successful post-closure activities, the financial guarantee is released, and a "Certificate of Final Closure" is issued.

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20.6.3	Recommendations

1.	Align Closure Plan with New Legislation: Update the conceptual closure plan to meet the requirements of Decreto No. 7,751-DEyP-2023.

2.	Engage Stakeholders Early: Collaborate with indigenous communities, local governments, and relevant authorities to identify potential public or social uses for infrastructure and areas post-mining.

3.	Strengthen Financial Assurances: Establish and maintain the required financial guarantees.

4.	Quantify Financial Implications: Compare pre-2023 closure cost estimates with anticipated costs under the new legislation to provide a clearer understanding of financial impacts.

5.	Enhance Stakeholder Engagement: Ensure ongoing discussions or frameworks are in place to address environmental and social priorities and demonstrate proactive collaboration with affected parties.

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21.0	Capital and Operating Cost

Capital costs for the Project are based on the total engineering and construction work.

All values are expressed in current US dollars; the exchange rate between the Argentine peso were adjusted at the time of the incurred cost. Argentine peso denominated costs followed the exchange rate because of inflation, and the impact of the exchange rate fluctuation on CAPEX and OPEX has been incorporated in the definition of the cost presented in this section; no provision for currency escalation has been included. At the completion of the Project, the CAPEX was consolidated at US$979 million.

21.1	Capital Costs (CAPEX) Estimate

The main objectives for determining the capital costs for the full plant are:

•	Present the total project CAPEX for investment consolidation purposes.
•	Confirm cost of the processes and facilities that are operating during the ramp up period to obtain the best comparison between initial and actual capital costs and operating costs.
•	Providing the necessary data for the economic evaluation of the project; and
•	Providing guidance for the following production phase.

21.1.1	Capital Expenditures CAPEX Definition

Capital costs for the Project are based on the total engineering and construction work, having a design capacity of 40,000 tonnes per year of lithium carbonate equivalent. The expenditures are expressed in current US dollars.

Capital costs include direct and indirect costs for:

•	Brine production wells;
•	Evaporation and concentration ponds;
•	Lithium carbonate plant;
•	General areas, such as electric, gas and water distribution;
•	Stand-by power plant, roads, offices, laboratory and camp, and other items;
•	Off-site Infrastructure, including gas pipeline and high voltage power line; and
•	Contingencies, salaries, construction equipment mobilization, and other expenses.

The capital investment for the 40,000 tpa Lithium Carbonate Cauchari-Olaroz Project, including equipment, materials, indirect costs and others during the construction period was US$979 million. This excludes debt interest expense capitalized during the same period. Disbursements of these expenditures are summarized in Table 21.1 and the costs for the production wells are presented on Table 21.2.

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Table 21.1 Lithium Carbonate Plant Capital Costs Summary
Item	Cost (US$ M)
Direct Cost
Salar Development	51.0
Evaporation Ponds	175.5
Lithium Carbonate Plant and Aux.	361.7
Reagents	26.2
On-site Infrastructure	108.7
Off-site Services	13.6
Total Direct Cost	736.7
Indirect Cost
Total Indirect Cost	224.5
Total Direct and Indirect Cost
Total Direct and Indirect	961.2
Other (1.85%)	17.8

Total Capital	979
Expended to date	979
Estimate to complete	0

Table 21.2 Production Wells Capital Cost
Description	Total Project Budget (US$M)
Well pumps and auxiliaries	46.2
Power Distribution	4.8

Total	51.0

21.1.2	Evaporation Ponds

The capital cost for the evaporation and concentration pond facilities is US$175.5 million (Table 21.3).

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Table 21.3 Evaporation and Concentration Ponds Capital Cost
Description	Total Projected Budget (US$ M)
Ponds	172.1
Power distribution	3.3

Total	175.5

21.1.3	Lithium Carbonate Plant

The direct cost for the construction of the Lithium Carbonate plant is US$361.7 million (Table 21.4). During engineering work, capital equipment costs were estimated using more than 100 quotes for various equipment items and construction contracts, estimates and using in-house data for minor items. As of the effective date of this report, all of the equipment purchase orders have been executed as well as construction contracts, validating the total construction of the plant. The initial material take-off (e.g. material quantity estimates) from 3D models were confirmed during the construction phase to complete the capital cost.

Table 21.4 Lithium Carbonate Plant Capital Cost Summary
Description	Total Projected Budget (US$ M)
Lithium Carbonate Plant
Boron SX	68.3
Lithium Carbonate wet plant	116.2
Dry area	41.4
In-plant evaporation. circuit (KCl)	73.1
Plant wide auxiliaries	24.1
Power distribution	3.3
Utilities	31.2
Non-Process Buildings	4.0

Total	361.7

21.1.4	Reagents Cost

Reagents cost refer to the installation for receiving, preparation and distribution of reagents for use in the process stages. Costs are shown in Table 21.5.

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Table 21.5 Reagent Cost
Item	Cost (US$ M)
Reagents	24.5
Power supply	1.7

Total	26.2

21.1.5	Offsite Infrastructure Cost

Offsite infrastructure refers to gas and electrical interconnection and transmission. Costs are shown in Table 21.6.

Table 21.6 Offsite Infrastructure Cost
Item	Cost (US$ M)
Natural gas supply	7.2
Power supply	6.4

Total	13.6

21.1.5.1	Natural Gas Supply to Plant

Natural gas is obtained from the Rosario gas compression station of the Gas Atacama pipeline located 52 km north of the Project site. Cost for this pipeline was obtained from a specific contractor bid.

Installed cost for this work is US$7.2 million (Table 21.6). This pipeline is designed to supply natural gas sufficient for production up to 50,000 tpa LCE.

21.1.5.2	Power Supply to Plant

The transmission system has been designed to provide sufficient electricity for a production capacity of at least 40,000 tpa LCE. Installed cost for this work is US$6.4 million (Table 21.6).

21.1.5.3	Onsite Infrastructure and General Cost Summary

Onsite infrastructure costs are summarized in Table 21.7.

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Table 21.7 Onsite Infrastructure and General Capital Cost Summary
Description	Total Projected Budget (US$ M)
On-Site Infrastructure
General Area (including roads)	90.6
Camp	13.4
Utilities	1.7
Emergency Power Generation	3.1

Total	108.7

21.2	Indirect Costs

The indirect costs used for this study are given in Table 21.8. The percentages listed indicates the relation between the estimated costs for the item and the direct cost.

Table 21.8 Project Indirect Costs
Description	Cost (%)	Cost (US$ M)
EP – Engineering and Procurement	3.87%	37.9
CM – Construction Management	7.82%	76.6
Commissioning	2.02%	19.8
Vendor Representative	0.39%	3.8
Third Party Services	0.71%	7.0
Temporary Facilities	0.28%	2.7
Construction Camp	1.18%	11.5
Catering and Camp Services	0.31%	3.0
Freight (by owner)	1.88%	18.4
First Fills (calculated)	0.62%	6.1
Training	1.85%	18.1

Total Indirect Costs	22.94%	224.5

21.2.1	Final CAPEX for Exar 40,000 tpa Plant

The Final CAPEX for the 40,000 tpa LCE facilities, as defined during the engineering studies, reached a total of $979 million. This investment included the extraordinary cost incurred during the COVID-19 pandemic and the changes in cost due to inflation during construction.

The reported CAPEX is already committed and the ramp up period of three years is in the second year of implementation.

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21.2.2	Exclusions

The following items are not included in this estimate:

•	Legal costs;

•	Special incentives and allowances;

•	Escalation; and

•	Start-up costs beyond those specifically included.

21.2.3	Currency

All values are expressed in current $US dollars. During the construction period, Argentine peso denominated costs follow the exchange rate as a result of inflation, and there was a significant impact of the exchange rate fluctuation on CAPEX and OPEX.

21.2.4	Sustaining Capital

A provision of US$990 million of the sustaining capital over the life of the Project was included in the economic model. The sustaining capital includes purchase of equipment or development of facilities which would otherwise be capitalized. The sustaining capital costs include processing equipment to be purchased in future years, replacement of equipment, drilling of replacement wells, capital repairs of ponds, equipment replacement for the processing plant, etc.

For the next 10 years ahead, US$20.5 million is estimated for sustaining capital, equivalent to US$512.5 per ton of lithium carbonate.

21.3	Operating Costs Estimate

21.3.1	Operating Cost Summary

The operating cost (OPEX) estimate for a 40,000 tpa lithium carbonate facility has been prepared at the completion of the Project and using data generated during the ramp up. (Table 21.9). The OPEX that defined by Exar at this stage is US $6,543 per tonne. This present cost is a substantial change from the FS OPEX definition that was US $3,579 per tonne. The inflation and devaluation of the local currency affected several items conforming the OPEX including reagent costs, maintenance, manpower, catering, security, consumables, and product transportation cost components.

During the ramp up, there is the opportunity to identify the requirement of an optimization program to control and if possible, to reduce OPEX cost.

Reagent consumption rates that were determined by pilot plant, laboratory, and computer model simulation have been actualized based on data obtained during ramp up period. Reagent cost values, which represent 39% of OPEX, has been obtained from the suppliers servicing the actual plant operation.

Energy consumption has been determined on an equipment-by-equipment basis and design utilization rate and confirmed with actual operational data.

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Labour levels are confirmed in accordance with Exar Management’s operating the new facility. Salary and wage are based on the actual data being used by Exar in Argentina.

Maintenance estimates were updated by Exar’s management based on the actual maintenance cost and projected future cost based on their experience with similar operations.

Results are as summarized in Table 21.9.

Table 21.9 Operating Costs Summary
Description	Total (US$ 000 /Year)	Li2CO3 (US$/Tonne)	Allocation of Total OPEX (%)
Direct Costs
Reagents	100,981	2,525	38.60
Maintenance	24,701	618	9.4
Electric Power	9,283	232	3.5
Pond Harvesting & Tailing Management	24,348	609	9.3
Water Treatment System	0	0	0
Natural Gas	4,455	111	1.70
Manpower	32,059	801	12.20
Catering, Security & Third-Party Services	32,083	802	12.30
Consumables	6,443	161	2.50
Diesel	3,249	81	1.20
Bus-in/Bus-out Transportation	0	0	0
Product Transportation	9,200	230	3.5
Direct Costs Subtotal	246,803	6,170	94.30

Indirect Costs
G&A	14,912	373	5.7
Indirect Costs Subtotal	14,912	373	5.7

Total Operating Costs	261,714	6,543	100.0

21.3.2	Pond and Plant Reagents Costs Definition

Reagents comprise 38.6% of total OPEX costs and were estimated by Exar using contractual prices for the present operation. Consumption volumes have been obtained from laboratory work and computer model simulations, performed by Exar and its consultant, and actual operational data collected by Exar.

Pond and plant reagents include the following:

•	Calcium oxide;
•	Lime;
•	Sodium Carbonate;
•	Barium Chloride;
•	Hydrochloric Acid;
•	Sodium Hydroxide;

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•	Sulphuric Acid;
•	Extractants diluent; and
•	Organic solvents.

As indicated in Section 17.0, sulphate brines such as the one present in Cauchari typically require treatment with lime to remove unwanted elements before proceeding to the lithium carbonate plant. The lime is bought from a local producer (150 km from the Project) producing lime of suitable quality for the application This producer will require expansion of their facilities to be considered a preferable supplier; however, the proximity of this lime facility could provide cost savings over other supply alternatives from San Juan province located at 1,200 km from the Project.

Na2CO3 is the dominant reagent cost in the lithium carbonate plant. Boron removal costs are dominated by solvent extraction organic make-up and HCl, for pH adjustment.

21.3.3	Salt Removal and Transportation

Annual cost for harvesting and disposal of the projected precipitated salts were estimated at US$24,348,000 based on qualified service provider quote.

21.3.4	Energy Cost

Overall electricity consumption is estimated to be 129.8 MWh/year. The Project cost includes the installation of a grid-tied high voltage transmission line to supply all electric power requirements for the plant facility.

Natural gas yearly expenditure is US $4,455,000.

Diesel fuel is also required by the stand-by diesel generators and mobile equipment. Annual diesel cost is estimated to be US $3,249,000.

Temporary diesel power generators were used to meet the energy requirements prior to the installation of the 33 kV line and are included in the capital cost estimate. As the high voltage line for power distribution to the field well is fully operational, the diesel generators are being phased out. Operating costs for these units were included in the OPEX during early years.

21.3.5	Maintenance Cost

Yearly expenditures for this item, including the Lithium Carbonate plant and supporting facilities, are estimated at US $24,701,000.

21.3.6	Labour Cost

Annual total costs, including base salary, contributions, bonuses, benefits and other remuneration inherent to the area and type of work performed, are approximately US $32,059,000 per year.

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21.3.7	Catering, Camp Services Cost, Security and Third-Party Services

Catering and camp services include breakfast, lunch, dinner, housekeeping, security and other services. This item amounts to US $32,083,000 per year and is based on actual prices.

21.3.8	Transport of Product to Port

Product is being shipped through Buenos Aires port in Argentina. The total cost of transportation to the port in Buenos Aires is US$230 per tonne that represents US$9,200,000 per year. Alternatively, in a future, the product can be shipped from Chile with a trade-off analysis.

21.3.9	General and Administrative Costs

General and Administrative Costs are estimated to be US $14,912,000 per year.

21.4	Company Operational Organization

The following diagram in Figure 21.1 Operational Organization presents an overview of the organization to operate the new lithium carbonate plant.

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Figure 21.1      Project Organization

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22.0	Economic Analysis

22.1	Introduction

The section provides an economic analysis of the Project. The analysis was prepared by using an economic model and assesses both before- and after-tax cash flow scenarios. Capital and Operational Expenditures presented in previous sections have been used in this analysis. Prices for lithium carbonate are obtained from a market study carried out by a third party and summarized in Section 19.0. The model includes all taxes, rebates, government and commercial royalties/payments and community payments.

The results include Net Present Values (“NPV”) for different discount rates and sensitivity analysis of key inputs.

This economic analysis assumes that Capital expenditures prior to December 31, 2024, are considered sunk costs and are excluded from the capital expenses in the economic model. Only capital expenditures from December 31, 2024, onwards are included.

Investment decisions are made on a forward-looking basis. The purpose of the economic model is to assess whether future capital expenses and operations, with updated product price, production costs, and other assumptions, will bring a positive economic result. Positive economic results include future cash flows, generated from sales of the finished product, less related cost of sales and other expenses, excluding capital expenditures prior to December 31, 2024.

This economic assessment ignores sunk costs in the determination of cash flows and economic indicators. However, these costs are considered as opening balances for the purpose of determining tax assets and liabilities.

With the exclusion of the historic capital spent from the discounted cashflow, the presentation of an IRR value is not considered to be applicable.

22.2	Evaluation Criteria

The following criteria have been used to develop the economic model:

•	Project life: Engineering and construction and life of mine is estimated to be 4 and 40 years, respectively.

•	Pricing was obtained from a market study (Section 19.0). Deductions to the price related to the removal of trace levels of impurities to achieve battery quality lithium carbonate are described as tolling costs in the economic model and deducted from revenue.

•	Production based on design capacity of 40,000 tpa of lithium carbonate and,

•	Valuation Date: December 31, 2024.

•	Equity basis: For project evaluation purposes, it has been assumed that 100% of capital expenditures, including pre-production expenses and working capital are financed with owners’ equity.

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•	Brine composition may be suitable for extraction and commercial production of other salts or other chemical compounds such as Boric Acid (H3BO3), potassium, etc. These options were not included in this report.

•	The economic evaluation was carried out on a constant money basis so there is no provision for escalation or inflation on costs or revenue.

•	All values are expressed in current US dollars; the exchange rate between the Argentine peso and the US dollar as at October 31, 2024 was AR$970/US$. Argentine peso denominated costs follow the exchange rate as a result of inflation, and the impact of the exchange rate fluctuation on CAPEX and OPEX has been incorporated; no provision for currency escalation has been included.

•	The base-case assessment was carried out on a 100%-equity basis. Apart from the base case discount rate of 8.0%, two (2) variants of 6.0% and 10.0% were used to determine the Net Present Value (“NPV”) of the Project. These discount rates represent possible costs of equity capital.

22.3	Taxes And Royalties

The following taxes and royalties have been applied to the economic analysis of the Project:

22.3.1	Provincial Royalty

An effective royalty rate of 1.6% of sales is applied, which is consistent with the current royalty payments of other operating companies producing lithium from the same watershed. The provincial rate is 2% of the value of the mineral at the mine head when the mineral is processed in Jujuy and 3% if it is not processed in Jujuy.

22.3.2	Export Duties and Export Refunds

The company has to pay an effective tax rate of 4.31% of sales as export duties on lithium carbonate sales.

The company is entitled to receive a 1.44% of sales as national incentive refund for selling lithium carbonate.

As a result, a net amount of 2.87% has to be paid as Export duties and Export refunds on lithium carbonate sales.

22.3.3	Tax on Debits and Credits Accounts

In Argentina, a 0.6% tax on debits and credits of bank accounts is considered. Exar is permitted to book 34% of the tax paid on credits accounts as a credit for income tax. Thus, the net effective rate on both debit and credit accounts used in the economic model is 0.996%.

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22.3.4	Los Boros Agreement

The Los Boros agreement is described in Section 4.4.1. The economic analysis assumed the following payments will have to be made to Los Boros under the following agreement:

•	A US$12M payment for the exercise of the option, distributed quarterly, as per the agreement, for a total of 60 quarterly installments of US$200,000 each (US$800,000 annually for 15 years); and

•	Two lump sum payments of US$7M each in year 1 and year 21 of operations (royalty buyout payments).

22.3.5	Borax Argentina Royalty Payment

Pursuant to the usufruct agreement dated May 19, 2011, a fixed amount of US$200,000 per year is to be paid by Exar to Borax Argentina over a total of thirty (30) years. To date, 9 installments have been made and 21 installments remain to be paid. The model has assumed the same fixed amount of US$200,000 per year for the remaining 19 years of the Project and assumes that Exar will extend the agreement with Borax Argentina with the same terms and conditions. The agreement relates to claims that constitute less than approximately 5% of the Project property and thus is not considered material to the Project’s economics.

22.3.6	Neighboring Communities Programs

The economic model has accounted for all payments pursuant to existing agreements with local neighboring communities.

22.3.7	Corporate Taxes

The corporate tax rate in Argentina is 30%. In addition, dividends are subject to withholding tax which results in a cumulative effective tax rate of 35% (considered in this model).

22.3.8	VAT

VAT payments involve two tax rates affecting goods and services. A reduced rate of 10.5% is applied to certain supplied equipment, and certain bulk materials, and construction subcontracts that are directly part of the Project implementation. A normal rate of 21% has been allocated to indirect project costs and other costs. The present regulation considers a return on the VAT payments once production starts, and this assumption is included in the model.

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22.4	Capital Expenditures Spend Schedule

Capital costs for the Project are described in Section 21.0.

The sustaining capital schedule for capital expenditures is presented in Table 22.1 for each period.

Table 22.1 Sustaining CAPEX Expenditure Schedule
CAPEX Costs by Years	2025-2035 (US$ 000)	2036-2060 (US$ 000)	Total (US$ 000)
Total	225,500	765,000	990,500

The sustaining capital requirements were evaluated at US$990.5 million. Project closure costs were estimated at US$86.4 million (to be spent in three years after the closure of the operation).

22.4.1	Lithium Carbonate Production Schedule

The lithium carbonate production schedule is presented in Table 22.2 in a yearly base for the period shown:

Table 22.2 Production and Revenue Schedule
Year	Average Revenue per Year (US$ 000)	Average Production per Year Li2CO3 (t)
2025-2030	709,000	38,667
2031-2060	780,000	40,000
Total	28,044,000	1,452,000

The figures in Table 22.2 utilize the medium lithium price scenario.

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22.5	Operating Costs Schedule

The operating cost schedule is shown in Table 22.3 in a yearly base for the period shown.

Table 22.3 Production Costs
OPEX (US$ 000) Li2CO3	2025-2030	2031-2060	Total
Direct Costs
Reagents	97,835	100,981	3,666,921
Maintenance	24,701	24,701	901,601
Electric Power	9,081	9,283	337,610
Pond Harvesting & Tailing Management	24,348	24,348	888,698
Water Treatment System	0	0	0
Natural Gas	4,284	4,455	161,592
Manpower	32,059	32,059	1,170,151
Catering, Security & Third-Party Services	32,083	32,083	1,171,043
Consumables	6,366	6,443	234,708
Diesel	3,249	3,249	118,598
Bus-In / Bus-Out Transportation	0	0	0
Product Transportation	8,855	9,200	333,730
Direct Cost Subtotal	242,861	246,803	8,984,652

Indirect Costs
G & A	14,912	14,912	544,270
Indirect Cost Subtotal	14,912	14,912	544,270

Total Li2CO3 OPEX	257,773	261,714	9,528,922

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22.6	Production Revenues

Production revenues have been estimated based on the three price scenarios for lithium carbonate according to Section 19.0, and the production schedule shown in Table 22.2. The resulting revenue projection is shown in Table 22.4 in a yearly base for the period.

Table 22.4 Revenue – High, Medium and Low-Price Scenario (US$ 000)
Li2CO3 Price Scenario (US$ 000 /tonne)	Year
	2025-2030	2031-2060	Total
High Price	839,530	788,219	29,347,980
Medium Price	709,000	780,000	28,044,000
Low Price	561,800	743,032	26,404,800

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22.7	Cash Flow Projection

Table 22.5 and Figure 21.1 and Figure 22.1 summarize cash flows in a yearly base for the period for the medium price scenario.

Table 22.5 Project Evaluation Medium Price Scenario (US$ 000)
Description (US$ 000)	Unit	2025 to 2030	2031 to 2060	Total average (2025 to 2060)
Profit and Loss Account

Gross Revenue
Sales
Li2CO3 Price	US$/tonnne	19,500	21,000	20,757
Li2CO3 sales volume	Tonnes	38,667	40,000	39,243
Tolling cost	US$ 000	58,000	60,000	58,865
Revenue	US$ 000	709,000	780,000	757,946

Cost of Production
Cost per tonne	US$/tonnne	6,692	6,543	6,567
Operating Costs	US$ 000	(257,777)	(261,720)	(257,544)

Taxes and Royalties
Provincial Royalties (1.6% of Revenues)	US$ 000	(11,344)	(12,480)	(12,127)
Export Duties and Export Refunds (2.87% Li2CO3 Revenues)	US$ 000	(20,354)	(22,392)	(21,759)
Tax on Debits and Credits	US$ 000	(2,488)	(2,315)	(2,275)
Neighboring communities programs	US$ 000	(661)	(661)	(661)
Payment to Purchase Los Boros Option	US$ 000	(800)	(207)	(300)
Los Boros Royalty	US$ 000	-	(233)	(189)
Borax Royalty	US$ 000	(200)	(200)	(200)
Total Taxes and Royalties	US$ 000	(35,603)	(38,482)	(37,503)
				-
Total Expenses	US$ 000	(293,381)	(300,202)	(295,047)

EBITDA	US$ 000	415,619	479,798	462,899
Depreciation	US$ 000	(91,554)	(39,681)	(39,681)

PAIBT	US$ 000	324,065	449,388	423,218
Cumulative PAIBT	US$ 000	1,944,393	15,659,048	15,659,048
Corporate Income Tax	US$ 000	(95,651)	(143,570)	(143,570)

PAIT	US$ 000	228,415	293,167	279,648
Cumulative PAIBT	US$ 000	1,370,489	8,976,486	10,346,975

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Figure 22.1      Yearly Income and Cumulative Income (Before and After Taxes)
(US$ 000)

Figure 22.2      Yearly Simple Cash Flow and Discounted Cash Flow
(Before and After Tax) at 8% Discount Rate (US$ 000)

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22.8	Economic Evaluation Results

Project economics resulting from three price scenarios used in the economic model are presented in Table 22.6.

Table 22.6 Project Evaluation Economic Summary
Price Case	Unit	High	Medium	Low
Average Lithium Price Li2CO3	US$/tonne	$21,645	$20,757	$19,641
Key Statistics
Project capacity	tonnes	40,000	40,000	40,000
Sustaining CAPEX	US$ M	$990	$990	$990
OPEX	US$/tonne	$6,543	$6,543	$6,543
Max negative cash flows	US$ M	$-13	$2	$-87
Average Lithium price Li2CO3	US$/tonne	$21,645	$20,757	$19,641

Average yearly values
Revenue	US$ M	$793	$758	$714
OPEX	US$ M	$-258	$-258	$-258
Other Expenses	US$ M	$-38	$-38	$-35
EBITDA[5]	US$ M	$497	$463	$421

Before taxes
NPV (6%)	US$ M	$7,430	$6,538	$5,311
NPV (8%)	US$ M	$6,044	$5,230	$4,101
NPV (10%)	US$ M	$5,049	$4,305	$3,263

After taxes
NPV (6%)	US$ M	$5,035	$4,466	$3,630
NPV (8%)	US$ M	$4,122	$3,603	$2,830
NPV (10%)	US$ M	$3,466	$2,992	$2,274

Notes:

1. Presented on a 100% project equity basis. As of the date of this report, LAAC currently owns 49% of the Project.

2. Measured form the end of the capital investment period.

5 EBITDA is non-GAAP financial measures and has no standardized meaning under IFRS Accounting Standards (“IFRS”) and may not be comparable to similar measures used by other issuers. The Company does not have historical non-GAAP financial measures nor historical comparable measures under IFRS, and therefore the foregoing prospective non-GAAP financial measure may not be reconciled to the nearest comparable measure under IFRS.

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22.9	Sensitivity Analysis

A sensitivity analysis was conducted to illustrate the impact of changes in key variables on the Project’s NPV (Table 22.7 to Table 22.8 and Figure 22.3 to Figure 22.4).

Table 22.7 Project NPV Before Taxes - 8% Discount Rate Sensitivity Medium Scenario
Driver Variable	Base Data		Project NPV (US$M)
			75%	90%	100%	110%	125%
Production	tonne/year	$40,000	3,771	4,647	5,230	5,814	6,689
Price	US$/tonne	$20,757	2,829	4,270	5,230	6,191	7,632
Sustaining CAPEX	US$M	$990	5,308	5,261	5,230	5,199	5,153
OPEX	US$/tonne	$6,543	6,058	5,561	5,230	4,899	4,402

Figure 22.3      Diagram for Project NPV Before Taxes at 8% Discount Rate-Sensitivity Medium Scenario

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 385 of 427

Table 22.8 Project NPV After Taxes - 8% Discount Rate-Sensitivity Medium Scenario
Driver Variable	Base Data		Project NPV (US$M)
			75%	90%	100%	110%	125%
Production	tonne/year	$40,000	2,145	3,020	3,603	4,187	5,062
Price	US$/tonne	$20,757	1,203	2,643	3,603	4,564	6,005
Sustaining CAPEX	US$ M	$990	3,682	3,634	3,603	3,572	3,526
OPEX	US$/tonne	$6,543	4,433	3,934	3,603	3,272	2,775

Figure 22.4      Diagram for Project NPV After Taxes at 8% Discount Rate-Sensitivity Medium Scenario

Project economics are most sensitive to variability in product pricing and production. Project results are less sensitive to sustaining CAPEX and total operating costs, but some differences appear when results are measured in terms of NPV. The Project is shown to be more sensitive to capital expenditures than to total operating cost.

22.10	Conclusions

22.10.1	Economic Analysis

•	CAPEX: Total capital investment for the 40,000 tpa lithium carbonate project, including equipment, materials, indirect costs and others during the construction period was US$979 million. This total also excludes interest expenses capitalized during the same period.

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•	Operating costs and working capital requirements from 2025 to 2060 are estimated to be US$258 million per year.

•	Sustaining capital expenditures total US$990 million over the 40-year evaluation period of the Project.

•	OPEX: The operating cost for the Project is estimated at US$6,543 per tonne of lithium carbonate. This figure includes pond and plant chemicals, energy, labour, salt waste removal, maintenance, camp services, and transportation. The cost estimate was based on actual operating costs, on the basis of existing supplier contracts and forecasted changes in future prices.

•	Cash Flow: Cash flow will be according to production ramp up that will reach 100% in 2026 of the cash flow estimate.

•	Sensitivity Analysis: Sensitivity analysis indicates that the Project is economically viable even under very unfavourable market conditions.

•	Other: The Project’s economic evaluation presented in this report does not consider any payment on financing taken by the owners of Exar.

22.10.2	Project Strengths

•	Brine: The Project uses subsurface brines to extract lithium, a proven and cost-effective method compared to hard rock mining.

•	Lithium: The Project has over 682,920 tonnes of lithium (about 3.6 million tonnes lithium carbonate), enough to support a production rate of 40,000 tonnes per year for 40 years. There is also potential for resource expansion at depth and to the north of the Olaroz salar, and laterally beyond existing well zones.

•	Location: Energy Access: The Project site is 50 km away from a Natural Gas (NG) trunk pipeline and the flat and featureless ground over which the feeder pipeline is to be built reduces pipeline construction cost and complexity.

•	Location: The Project benefits from solid ground for plant and camp facilities due to an alluvial fan separating the Caucharí and Olaroz salars, reducing geotechnical risks. Ponds were also built on flat ground in the salar, and overall site conditions are well-suited for this type of operation.

•	Energy Costs: Access to natural gas has improved in the country due to new natural gas fields being brought to production and by using the planned pipeline. The estimated long-term costs are approximately US$4.8 per MMBTU.

•	Pricing Estimate: Sensitivity analysis indicates that the Project is economically viable even under unfavourable pricing conditions.

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22.10.3	Project Risks

•	Location: Elevation: The Project site is at a high elevation, approximately 4,000 m above sea level, which can result in difficult work conditions for those not accustomed to high altitudes. Medical oxygen tanks are readily available for staff travelling to and working at the mine site.

•	Brine composition: High contents of sulphate and magnesium in the brine make it necessary for a chemical treatment with lime to remove these components.

•	Weather Dependence: Unpredictable weather, including heavy rains and long winters in recent years, could affect the evaporation cycle in the ponds.

•	Process Implementation: The Exar process is specialized to the type of brine in the salar and there is no other industrial operation running the same process configuration. Mitigation measures include dedicated steps for removing impurities and purifying the solution.

•	Process System Design and Supplier Expertise: Equipment and facilities are custom-designed for this unique process and the high-altitude, high-wind environment. Tests at various suppliers and a pilot plant were conducted before placing equipment orders.

22.10.4	Project Schedule

The Project schedule is based on activities that started in early 2017, with the early construction started in mid-2017, in alignment with the planning of the 25,000 tpa project. The main activities included:

•	Detailed engineering of on-site infrastructure including plant, wells, ponds and camp.

•	Definition and acquisition of construction and installation contracts for the pond area.

•	Procurement of equipment and materials for the construction of wells, ponds and the lithium carbonate plant.

•	Construction of a temporary camp.

•	Initiation of production well installation.

In 2018, as part of the 40,000 tpa lithium carbonate plant, the main activities included:

•	Continued well field construction.
•	Initiation of pre-concentration pond construction and bring pumping.
•	Completion of an updated Stage 1 definitive feasibility study, which included:
o	updated Mineral Reserve Estimate.
o	nameplate capacity increases from 25,000 tpa to 40,000 tpa.

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In 2019, the main activities included:

•	Advancement of construction of well fields, pre-concentration ponds, and lining placement.

•	Initiation of earthworks for the pre-concentration and concentration ponds, the lithium carbonate plant, and the associated facilities.

•	Started operation of several pre-concentration ponds.

•	Awarded and executed construction contracts for the pre-engineered buildings, SX plant, lime plant, crystallizer equipment, plant platform, structural steel erection, and concrete works.

In 2020, the main activities included:

•	Drilling of brine well and water wells and continuing brine pumping to ponds.

•	Continued construction of pre-concentration ponds, the lithium carbonate plant and liming process plants, and related civil works for pre- and post-concentration ponds.

•	Continued liner installation.

•	Commenced operations by the main contractor of the lithium carbonate plant.

•	Initiation of gas pipeline construction and power lines (13,2 kW and 33 kW).

•	Water pipeline bidding process initiated.

In 2021 the main activities included:

•	Commissioning of brine wells and completion of pond construction.

•	Continued work on the aqueduct, the lithium carbonate plant, power lines, the liming plant and the solid-liquid separation (SSL) plant.

•	Completion of gas pipeline construction.

•	Final authorization of accumulation pond systems.

In 2022 the main activities included:

•	Completion of all building plans and installation of the main equipment, primary civil works and structural assembly.

•	Completion of lime plant commissioning, and initiation of the liming process in the ponds.

•	Completion of access to infrastructure.

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In 2023 the main activities included:

•	Installation of the lithium carbonate plant and ancillary systems.

•	Commissioning and production ramp-up of the lithium carbonate plant, including: SX, primary purification, secondary purification, carbonation, and auxiliary services.

•	Achieved first lithium production in June 2023.

•	Total production of 6,000 tonnes of lithium carbonate.

In 2024, the main activities included:

•	Continued ramp-up of KCl plant, primary IX and dryer.

•	Total production of approximately 25,000 tonnes of lithium carbonate.

•	Continued progressing toward nameplate capacity.

In 2025 the following milestones are expected:

•	Continue advancing production towards optimal efficiency, with processes streamlined and production levels stabilizing.

•	Complete capacity check on all plant systems.

•	Ongoing product quality checks.

•	Continued focus on safety to ensure the potential issues or concerns are quickly addressed as the operation matures.

In 2025 and beyond, the following milestones are expected:

•	Achieve and maintain consistent operations in alignment with production volumes and quality set by shareholders and in accordance with market demands.

•	Operate efficiently with a strong focus on safety and an emphasis on cost-effectiveness.

•	Ensure environmental monitoring systems are in place, allowing for continuous improvement and quick adjustments when necessary.

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Figure 22.5 presents these activities in a Gantt chart format.

 Figure 22.5      Project Schedule

OVERALL CAUCHARÍ-OLAROZ PROJECT SCHEDULE
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026 to 2060
FEASIBILITY STUDY
Update Evap test
Early Engineering work - 25ktpa LCE Plant
40ktpa LCE Fesaibility Study implementation
NI 43-101 Resources Update Tech Report
Ne NI 43-101 FS Tech Report
40ktpa LCE DETAIL ENGINEERING
Engineering Contract
Well Dev-Early Engineering
Pond Dev-Early Engineering
Site Supporting Facilities
Process Plant - Process Rev completion
Detail Engineering LCE Plant and Peripherals
Procurement Process Long Delivery packages
Procurement Process Equipment
CONSTRUCTION
Pond Construction Permit
Infrastructure
Early site development
Well field development
Pond construction (include Riles, rise, mother licor)
HDPE Liner contract and installation
Ponds filling
Lithium Carbonate Plant
Civil Works (include Auxiliar Building)
Structural Works-Piperacks
Pre-designed Buildings
Processing Plant
Completion of discipline works
Comissioning and start up
LCE Production
Initial Brine Evap. And Li Concentr.
Full capacity evaporation pond circuits
Production ramp up
Full production
New Technologies implementation

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23.0	Adjacent Properties

23.1	Olaroz Project - Arcadium Lithium

The Exar properties are adjacent to an operation owned by a joint venture between Arcadium Lithium Plc. (“Arcadium”), Toyota Tsusho, and JEMSE, where Arcadium owns 66.5% of the project, Toyota Tsusho owns 25% and JEMSE owns 8.5% of the project.

The 66.5% portion of the project was originally owned by Orocobre Limited (“Orocobre”). In August 2021, Orocobre and Galaxy Resources Limited merged to form Allkem. In January 2024 Allkem merged with Livent to form Arcadium Limited. In October 2024, Rio Tinto made an offer acquired 100% of Arcadium through an all-cash purchase expected to close in mid-2025.

The Salar de Olaroz project consists of 33 mining concessions covering 47,615 ha of claims (Figure 4.2 and Table 4.1). Exploration on the project began in 2008. In March of 2013, Orocobre began construction of a 17,500 tpa lithium carbonate production facility that was completed in November of 2014 with production subsequently commencing on November 21, 2014. Production began on the project without determining Mineral Reserves.

Production from the project from 2016 through part of 2021 is presented in Figure 23.1. An expansion of the plant to 42,400 tpa was completed in 2023. Production from the project from 2021 through 2023 is presented in Table 23.1 and the Mineral Resource Estimate presented Table 23.2 was taken from the Arcadium 2023 Annual Report. A photo of the Olaroz evaporation ponds and facility is presented in Figure 23.2.

Figure 23.1      Olaroz Project Production – 2016–2021

* In the first nine months of 2021, the Project produced approximately 9.3 thousand metric tons of lithium carbonate.

Source: (Statista.com)

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Table 23.1 Production From Rio Tinto’s Olaroz Project – 2021 – 2023*
Product	Year
	2021	2022	2023
Lithium Carbonate (tonnes)	12,977	13,959	17,758

* Information on this table was taken from the Arcadium Lithium Annual Report dated February 29, 2024. Figures reported in the Arcadium annual report were adjusted to reflect Arcadium’s 66.5% ownership. The numbers in this table are reported to reflect 100% of the production.

Table 23.2 Mineral Resource Estimate for Arcadium’s Olaroz JV Project In Tonnes of Lithium Metal (1-10)
Item	Mineral Resource Classification
	Measured (M)	Indicated (I)	M+I	Inferred
Li Mean Concentration (mg/L)	659	592	641	609
Resource (tonnes)	1,560,000	499,000	2,059,000	1,105,000

Notes:

1.	Mineral resources are reported exclusive of mineral reserves. Mineral resources are not mineral reserves and do not have demonstrated reasonable prospects for economic extraction.
2.	Lithium metal is converted to lithium carbonate with a conversion factor of 5.323 (i.e., 5.323 metric tons of LCE per 1 metric ton of lithium metal).
3.	The estimate is reported in-situ and exclusive of mineral reserves, but because no reserves were estimated, the resources has only been depleted by historical production.
4.	An elevated lithium cut-off grade of 300 mg/l was estimated based on a projected price of $20,000 per metric ton LCE over the entirety of the life-of-mine of 30 years. The average lithium grade of the measured and indicated mineral resources corresponds to 641 mg/l. Extracted grades at individual production wells and the average mineral resources concentration are well above the 300 mg/l cut-off grade, demonstrating that there are reasonable prospects for economic extraction.
5.	The estimated economic cut-off grade estimated for resource reporting purposes is 300 mg/l lithium, based on the following assumptions:
6.	A technical grade LCE price of $20,000/metric ton.
7.	An estimated recovery factor for the salar operation over the span of life-of-mine is 62%, equivalent to the assumed process recovery factor of 62%.
8.	An average annual brine pumping rate of 600 L/s is assumed.
9.	Cost estimates are based on a combination of fixed brine extraction, G&A and plant costs and variable costs associated with raw brine pumping rate or lithium production rate and capital costs.
10.	The resource has been depleted for the historical well production which is approximately 0.323 million tons of lithium carbonate equivalent (LCE), 0.314 million tonnes of LCE were depleted from measured resource and 0.009 million tons of LCE was depleted from indicated resources (associated with the accumulative production of well E-26). The accumulated production between 30 of June of 2023 and 31 December of 2023 was 0.031 million tons of LCE.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 393 of 427

Figure 23.2      Olaroz Project – Evaporation Ponds and Facilities

Source: (arcadiumlithium.com)

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Figure 23.3      Adjacent Properties Showing Boundary with the Exar Property

3400000.000
3420000.000
3440000.000
3460000.000
3480000.000
7460000.000
7440000.000
7420000.000
7400000.000
7380000.000
7360000.000
7340000.000
Minera Exar S.A. properties
Sales de Jujuy properties
Solaroz properties
Minerales Australes properties
Other
Adjacent Properties
EXAR
0
7.5
15 km

Source: (Exar, 2024)

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23.2	Cauchari Project - Arcadium Lithium

Advantage Lithium Corp. (Advantage) held their Cauchari project at the south end of the Cauchari salar. Advantage was in a JV with Orocobre and in February of 2020, Orocobre announced the acquisition of 100% of the outstanding shares of Advantage. The subsequent changes in Orocobre are described in Section 23.1 and the Cauchari project is 100% owned by Arcadium. Exar’s Cauchari-Olaroz Salars Project, the Project, is located between Arcadium’s Cauchari project and its producing Olaroz project (Figure 23.3).

The Cauchari property consists of 22 mining concessions covering 28,906 ha. The Mineral Resource Estimate presented in Table 23.3 and Table 23.4 were taken from the Arcadium 2023 Annual Report.

Table 23.3 Mineral Resource Estimate for Arcadium’s Cauchari JV Project in Tonnes of Lithium Metal (1-7)
Item	Mineral Resource Classification
	Measured (M)	Indicated (I)	M+I	Inferred
Li Mean Concentration (mg/L)	581	494	519	473
Resource (tonnes)	302,000	321,000	623,000	285,000

1.	Mineral resources are reported exclusive of mineral reserves. Mineral resources are not mineral reserves and do not have demonstrated reasonable prospects for economic extraction.
2.	Lithium metal is converted to lithium carbonate with a conversion factor of 5.323 (i.e., 5.323 metric tons of LCE per 1 metric ton of lithium metal).
3.	The estimate is reported in-situ and exclusive of mineral reserves, where the lithium mass is representative of what remains in the reservoir after the life-of-mine. To calculate mineral resources exclusive of mineral reserves, a direct correlation was assumed between proven reserves and measured resources, as well as probable reserves and indicated resources. Proven mineral reserves (from the point of reference of brine pumped to the evaporation ponds) were subtracted from measured mineral resources, and probable mineral reserves (from the point of reference of brine pumped to the evaporation ponds) were subtracted from indicated mineral resources. The average grade for measured and indicated resources exclusive of mineral reserves was estimated based on the remaining brine volume and lithium mass.
4.	An elevated lithium cut-off grade of 300 mg/l was estimated based on a projected price of $20,000 per metric ton LCE over the entirety of the life-of-mine of 30 years. The average lithium grade of the measured and indicated mineral resources corresponds to 519 mg/l and represents the flux-weighted composite brine collected as brine is routed to the evaporation ponds. Extracted grades at individual production wells and the average measured and indicated resource concentration are well above the 300 mg/l cut-off grade, demonstrating that there are reasonable prospects for economic extraction.
5.	The estimated economic cut-off grade estimated for resource reporting purposes is 300 mg/l lithium, based on the following assumptions:
6.	A technical grade LCE price of $20,000/metric ton.
7.	An estimated recovery factor for the salar operation over the span of life-of-mine is 66%, lower than the estimated process recovery factor of 67%.

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Table 23.4 Mineral Reserve Estimate for Arcadium’s Cauchari JV Project in Tonnes of Lithium Metal (1-7)
Item	Mineral Resource Classification
	Proven	Probable	Total
Li Mean Concentration (mg/L)	571	485	501
Reserves (tonnes)	43,000	169,000	212

1.	Lithium metal is converted to lithium carbonate with a conversion factor of 5.323 (i.e., 5.323 metric tons of LCE per 1 metric ton of lithium metal).
2.	An elevated lithium cut-off grade of 300 mg/l was estimated based on a projected price of $20,000 per metric ton LCE over the entirety of the life-of-mine of 30 years. The average lithium grade of the Proven and Probable Reserves corresponds to 501 mg/l and represents the flux-weighted composite brine collected as brine is routed to the evaporation ponds. Extracted grades at individual production wells and the average Proven and Probable Reserves concentration are well above the 300 mg/l cut-off grade, demonstrating that there are reasonable prospects for economic extraction.
3.	The estimated economic cut-off grade estimated for Mineral Reserve reporting purposes is 300 mg/l lithium, based on the following assumptions:
4.	A technical grade LCE price of $20,000/metric ton.
5.	An estimated recovery factor for the salar operation over the span of life-of-mine is 66%, lower than the estimated process recovery factor of 67%.
6.	An average annual brine pumping rate of 480 L/s is assumed.
7.	Cost estimates are based on a combination of fixed brine extraction, G&A and plant costs and variable costs associated with raw brine pumping rate or lithium production rate and capital costs.

The information in this section has not been verified by the Qualified Person and it should be noted that the information is not necessarily indicative of the mineralization on the property that is the subject of this Technical Report.

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24.0	Other Relevant Data and Information

There is no other data and information relevant to the report.

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25.0	Interpretation and Conclusions

25.1	Geology and Resources

The Mineral Reserve Estimate for lithium incorporates the 2019 Mineral Resource Estimate for lithium using: 1) samples used from the prior, LAC (2012) Mineral Resource Estimate for lithium, and 2) an expanded Project database compiled from results of 2017 through 2018 exploration drilling, sampling, and testing campaigns, additional depth-specific sampling in early 2019 as part of data verification, and additional drilling and testing through the effective date of May 7, 2019. To obtain the 2019 Reserve Mineral Estimate, the prior geologic and numerical models and the expanded database were analyzed and updated by Montgomery using Leapfrog® 3D geologic and resource modeling software developed by Seequent (2018) and MODFLOW-USG developed by Panday and others (2013) coupled with the Groundwater Vistas interface (ESI, 2015).

The 2019 Mineral Reserve Estimate is based on an expanded numerical model domain incorporating the substantial amount of exploration drilling and exploration work completed through the effective date of this report. Montgomery evaluated the Updated Mineral Reserve Estimate using the following modeling criteria as specified by Exar:

•	A 40-year wellfield extraction period. Recovery of a minimum of 17,500 tonnes per year or more of lithium carbonate equivalent (LCE) processed during the first year of production wellfield operation and during initial wellfield ramp-on stage (Year 1), a minimum of 36,000 tonnes of LCE processed during the second year of production wellfield operation and 40,000 tonnes of LCE processed during subsequent wellfield operations (Year 3 through Year 40).

•	An average lithium concentration for the 40-year extraction period from the simulated wellfield at or above the current engineering estimate for processing of 590 mg/L.

•	Brine production from simulated wells derived from Measured and Indicated Mineral Resource volumes.

•	In consideration of current uncertainties and limitations in the numerical model, maximize overall wellfield extraction rate and optimize production well locations for predictive assessment of an Updated Mineral Reserve Estimate.

The simulated brine production wellfield for the basis of the 2019 Mineral Reserve Estimate uses a total of 56 production wells. The pumping schedule for the wellfield allowed for a ramping up during the initial year of production (Year 1) using 23 simulated wells, either completed or planned by Exar (Phase 1 Wells), required to achieve or exceed the 17,500 tonnes LCE process target. After Year 1, 33 wells are added to the wellfield (Phase 2 Wells) in order to meet or exceed the 36,000 tonnes LCE during second Year 2 and 40,000 tonnes LCE process target through Year 40.

The 2019 Mineral Reserve Estimate model is based on initial lithium concentrations incorporated in the HSU model used in the 2019 Mineral Resource Estimate (LAC, 2019), as well as representative aquifer parameters derived from aquifer testing and calibration for steady-state and transient hydraulic conditions.

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Overall, the modeled wellfield shows the ability to exceed the minimum 40,000 tpa LCE process and 590 mg/L annual lithium concentration targets. The predicted results for the 40-year production period are as follows:

•	Average production rate of 48,800 tpa LCE accounting for processing efficiency (53.7%) for the 40-year pumping period; the minimum of 25,600 tpa LCE occurs at the start-up of operations in Year 1; the maximum rate of 50,200 tpa LCE occurs at full-build in Years 2 and 3. At the end of the pumping period in Year 40 the rate averages 48,800 tpa LCE.

•	Average lithium concentration of 607 mg/L for the 40-year pumping period; the maximum concentration of 617 mg/L occurs at the start-up of full-build in Year 2 and the minimum concentration of 598 mg/L occurs near the end of the pumping period in Year 40.

Without factoring processing efficiency, the Mineral Reserve Estimate for lithium is summarized as Proven and Probable for a 40-year production period as follows:

•	Proven Mineral Reserves (without processing efficiency).

o	The Proven Mineral Reserves for lithium are 96,650 tonnes.

o	The Proven Mineral Reserves for LCE are 514,450 tonnes.

•	Probable Mineral Reserves (without processing efficiency).

o	The Probable Mineral Reserves for lithium are 586,270 tonnes.

o	The Probable Mineral Reserves for LCE are 3,120,590 tonnes.

•	Total Proven and Probable Mineral Reserves (without processing efficiency).

o	The Total Mineral Reserve for lithium is 682,920 tonnes.

o	The Total Mineral Reserve for LCE is 3,635,040 tonnes.

For comparative purposes, without factoring processing efficiency, approximately 20 percent of the 2019 Measured plus Indicated Mineral Resource Estimate reported in Burga et al. (2019) are converted to a total Proven and Probable Mineral Reserve Estimate as brine produced from wellfield and delivered to the brine evaporative ponds.

25.2	Brine Production

The location, design and assumed productivity of the brine extraction wells was determined using a hydrogeologic model supported by data collected from geologic logs, drill cores, chemistry analysis and long-term pumping test data.

25.3	Process Information and Design

The implemented process is based on conventional brine extraction and processing methods including pumping brine from the salar, concentrating the brine through evaporation ponds, and taking the brine concentrate through a hydrometallurgical facility to produce high-grade lithium carbonate. Exar and its consultants have successfully tested the brine chemistry of the Cauchari deposit through process simulation using estimation methods and process simulation techniques. This work has been validated by the results of evaporation and process testing at the on-site pilot plant and evaporation ponds, in addition to other testing developed with universities and suppliers.

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The facilities are operating in a ramp up period with good success. Production level has reached 70% of design capacity and it is expected to reach 100 % by in the third quarter of 2025.

25.4	Economic Analysis

•	Lithium Industry: Market studies indicate that the lithium industry has a promising future. The use of lithium ion batteries for electric vehicles and renewable energy storage applications are driving lithium demand rapidly to unprecedented levels.

•	Project Capital Cost: The capital investment for the 40,000 tpa lithium carbonate Cauchari-Olaroz Project, including equipment, materials, indirect costs and contingencies during the construction period was defined at US$-980 million. Costs have been completed using consulting engineering services for facilities definition and supplier purchase order for all major items. The main cost drivers are the pond construction and process facilities, which represents 54% of total project capital expenditures.

•	Operating Costs: The operating cost estimate (+/-15% accuracy) for the 40,000 tpa lithium carbonate facility is US$6,170 per tonne. This figure includes pond and plant chemicals, energy/fuel, labour, salt waste removal, maintenance, camp services and transportation.

•	Sensitivity Analysis: The sensitivity analysis incorporates future product prices as projected by Benchmark organization. The Project is forecast to generate cash flow even under unfavourable conditions for key variables. Project economic sensitivity analysis shows that lithium carbonate price and production have the highest impact on Project results (NPV and IRR). Project results are somewhat less sensitive to capital expenditures and total operating costs.

•	Viability of the Project: Project cash flow analysis for the base case and alternative cases indicates that, if assumptions that sustain the different cases materialize, the Project remains economically viable.

•	Project Strength: Project fundamentals, such as the full completion of facilities construction, fully invested capital and a controlled operating cost, product demand and improved future price, and economics are all strong.

25.5	Project Risks

•	Based on the conceptual hydrogeologic system and results of the numerical model, the authors believe it is appropriate to classify the Proven Mineral Reserve as what we believe is feasible to be pumped to the evaporation ponds and recovered at the end of the process during the first five years of operations as currently model for the 2019 Mineral Reserve Estimate. During the initial five years of operation and wellfield build-out, the numerical model should be recalibrated based on demonstrated results and new projections should be done for re-examination of the Proven Mineral Reserve and potential for conversion of part of Probable Mineral Reserve to Proven.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 401 of 427

•	Process risk: Problems may arise during detailed design, or later in scaling up to full production capacity. Reagents consumption may be higher than predicted and/or product yields may be lower than current estimates.

•	Fluctuation in reagent costs: Soda ash supply is assumed to be imported. There is an existing soda ash manufacturer in Argentina, which currently operates at full capacity. Market pricing for other reagents may also fluctuate. However, the sensitivity analysis demonstrated that the economic performance of the Project is not highly sensitive to operating cost.

•	Electricity and gas: Electricity for the Project is supplied via the provincial electrical network and is approximately 3.5% of the total operating costs. Cost escalation risk for grid power is relatively low and can be mitigated quickly and cost-effectively by exploiting the significant solar energy potential at site, if required. Natural gas is used mainly for camp operations and specific process applications and represents only 1.7% of the total operating costs. The current natural gas price is US$4.8/MMBTU. As Argentina has become a net gas exporter to Chile and Brazil, due to successful gas production from the Vaca Muerta Formation, the risk for price increased has diminished due to the large availability of this commodity.

•	Taxes: The Company operates under Federal Argentinian Mining Law N° 24.196. This law grants Exar a tax freeze, or protection against tax increases for a period of 30 years from the date when Exar files the Feasibility Study with the Federal Mining Authority.

•	Inflation, exchange rate, and devaluation: Economic policies of the New Government are projecting a positive control in these important sectors of the economy.

•	Location – elevation: The Project site is at a high elevation, approximately 4,000 m above sea level, which can result in difficult work conditions for individuals used to lower elevations. Medical oxygen tanks are readily available for staff travelling to, and working at, the mine site. The ramp up period allowed to identify the needs of the workforce to confront the elevation creating a safe environment.

•	Brine composition: Relatively high contents of sulphate and magnesium in the brine make it necessary for a chemical treatment with lime to remove these components. This has been successfully implemented.

•	Weather dependence: Weather variation, including higher than normal raining periods and long winter periods have occurred in recent years that those factors could impact in the performance of the evaporation cycle in the ponds.

•	Process implementation: The Exar process is specialized to the type of brine in the salar and there is no other industrial operation running the same process configuration. Mitigation factors include implementation of dedicated stages for elimination of impurities and purification of the solution.

•	Process system design - supplier expertise: The design and fabrication of process equipment/facilities are unique for the process and high-altitude location, considering the performance at high elevation and high wind environment. Test at different vendors and pilot plant were performed before placing some of the equipment orders. Operation during ramp up allowed to identify the suitability of the design and correction were made as necessary.

•	The COVID-19 pandemic impacted the project schedule and indirect costs. Project schedule included in this report reflects the best understanding of the impact based on the known information.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 402 of 427

26.0	Recommendations

The Qualified Persons involved in the Report make the following recommendations:

•	Updates to models representing Mineral Resources and Mineral Reserves: conceptual and Mineral Resource and Reserve models should be updated. The domain of the Resource Evaluation Area should be evaluated so that additional areas can be included as potential new sources for Mineral Resource and Mineral Reserve Estimates. Future modeling activities should include:

o	Comparison of the model hydrostratigraphy against new borehole data;

o	Comparison of produced brine concentrations against predicted concentrations;

o	Comparison of measured production and monitor well drawdown levels against predicted levels; and

o	Update of measured production well flow rates against predicted rates; derivation of updated K (hydraulic conductivity), Ss (specific storage), and Sy (specific yield) estimates from analysis of pumping and drawdown information, and comparison with the values used in the model; and incorporation of third-party brine pumping from adjacent properties if appropriate and if any occurs in the future.

•	New Well Testing: In addition to the long-term evaluation components recommended above, each new production well should undergo an initial pumping test, on the order of 7-10 days of constant-rate pumping, for assessment of long-term performance.

•	Based on the conceptual hydrogeologic system and results of the numerical model, the authors believe it is appropriate to categorize the Proven Mineral Reserve as what we believe is feasible to be pumped to the evaporation ponds and recovered at the end of the first five years of operations as currently modeled for the Updated Mineral Reserve Estimate. During the initial five years of operation and wellfield build-out, the numerical model should be recalibrated based on demonstrated results and new projections should be done for re-examination of the Proven Mineral Reserve and potential for conversion of part of Probable to Proven classification.

•	Improving the certainty of the Proven and Probable Mineral Reserves could be gained with scheduled water level measurements along with brine density measurements at production wells and nearby monitoring wells (representing shallow, intermediate, and deep monitoring of the brine aquifer), validation of the water balance and characterization of any changes in inflow to the salar, and additional controlled, long-term aquifer testing to more accurately represent aquifer parameters for calibrating hydraulic parameters in the numerical model. Changes to the hydrostratigraphic unit model based on additional exploration drilling and production well drilling should also be incorporated into future numerical flow and transport modeling.

•	Additional certainty in predictive simulations of wellfield extraction and capture of lithium mass could be gained by re-examination of the water balance using measured data at aquifer boundaries, model sensitivity analysis for critical aquifer parameters such as hydraulic conductivity and specific yield, and potentially including effects of off-property production of lithium by adjacent mining operations. Furthermore, variable-density flow and transport should be considered in future model updates given the domain has expanded considerably compared to prior groundwater modeling efforts and now includes larger regions of freshwater inflow. Along with these recommended refinements to improve certainty of the predictive capabilities of the groundwater model, the numerical model should be used as an operational tool to optimize pumping rates at production wells, maximize lithium concentrations, and control the overall wellfield capture.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 403 of 427

•	Drainable porosity or Sy estimates relied upon the prior 2012 model estimates because the 2017 and 2018 exploration results lacked Sy estimates. In order to address the uncertainty of Sy estimates for the different stratigraphic groups, ongoing exploration work should include analysis of Sy by use of laboratory methods such as RBRC or similar techniques for core samples.

•	Project capacity expansion: The level of Mineral Resources estimated in previous report supported a 40,000 tpa lithium carbonate production plant, it is recommended that a capacity expansion project for lithium carbonate above 40,000 tpa, be carried out at a Feasibility Study (FS) level to confirm resources and compare alternate lithium adsorption technologies with conventional evaporation concentration.

•	Lime supply: We recommend that efforts to firm up lime supply source be pursued. The area producer will require support for increasing production capacity as other local producers are depending on the same source. Exar intends to obtain lime from this source and discussions for providing additional support are underway.

•	QA/QC: The QA/QC program, using regular insertions of blanks, duplicates, and standards should be continued. All exploration samples should be analyzed at Alex Stewart when exploration activities resume.

•	The on-site laboratory should obtain ISO 1705 certification for analytical laboratories.

•	As a result of the ramp up period experience, it is recommended to implement a lessons learned program aimed at identify an optimization program for the plant.

•	Align Closure Plan with New Legislation: Update the conceptual closure plan to meet the requirements of Decreto No. 7,751-DEyP-2023.

•	Engage Stakeholders Early: Collaborate with indigenous communities, local governments, and relevant authorities to identify potential public or social uses for infrastructure and areas post-mining.

•	Strengthen Financial Assurances: Establish and maintain the required financial guarantees.

•	Quantify Financial Implications: Compare pre-2023 closure cost estimates with anticipated costs under the new legislation to provide a clearer understanding of financial impacts.

•	Enhance Stakeholder Engagement: Ensure ongoing discussions or frameworks are in place to address environmental and social priorities and demonstrate proactive collaboration with affected parties.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 404 of 427

The estimated cost for the recommendations is summarized in Table 26.1.

Table 26.1 Recommendations Budget
Item	Budget (US$)
Mineral Resource and Reserve Update	$200,000
ISO 17025 Accreditation	$20,000
Updated Technical Report	$80,000
Permitting and Social Community Work	$200,000

Total	$500,000

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 405 of 427

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Conhidro, 2012. Informe Plataforma Pozo Agua Industrial Pozos: PPI1 y PBI1, Salar de Cauchari, Provincia de Jujuy, Minera Exar, Septiembre, 2011.

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Hantush, M.S., 1961b. Aquifer tests on partially penetrating wells, Jour. of the Hyd. Div., Proc. of the Am. Soc. of Civil Eng., vol. 87, no. HY5, pp. 171-194.

Hantush, M.S., 1960. Modification of the theory of leaky aquifers, Jour. of Geophys. Res., vol. 65, no. 11, pp. 3713-3725.

Hantush, M.S. and Jacob, C.E., 1955. Non-steady radial flow in an infinite leaky aquifer, Am. Geophys. Union Trans., vol. 36, pp. 95-100.

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Harbaugh, A.W., 2005. MODFLOW-2005, the U.S. Geological Survey modular ground-water model -- the Ground-Water Flow Process: U.S. Geological Survey Techniques and Methods 6-A16.

Helvaci, C., and Alonso, R.N., 2000. Borate Deposits of Turkey and Argentina; a summary and geological comparison. Turkish Journal of Earth Sciences Vol 9, pp1-27.

Hess, K., Davis, J, Kent D., and J. Coston. 2002. Multispecies reactive tracer test in an aquifer with spatially variable chemical conditions, Cape Cod, Massachusetts: dispersive transport of bromide and nickel. Water Resources Research 38: 36-1 – 36-27.

Houston J., 2006. Variability of Precipitation in the Atacama Desert: Its Causes and Hydrological Impact. International Journal of Climatology 26:2181-2189.

Houston J., 2009. A recharge model for high altitude, arid, Andean aquifers. Hydrol. Process. 23, 2383–2393, Published online 13 May 2009 in Wiley InterScience,

(www.interscience.wiley.com) DOI: 10.1002/hyp.7350.

Houston, J., 2010a. Technical Report on the Cauchari Project, Jujuy, Argentina. NI 43-101 Report, prepared on behalf of Orocobre Limited.

Houston, J., 2010b. Technical Report on the Salinas Grandes – Guayotayoc Project, Jujuy-Salta Provinces, Argentina. NI 43-101 Report, prepared on behalf of Orocobre Limited.

Houston, J., and Gunn, M., 2011. Technical Report on the Salar de Olaroz Lithium- Potassium Project, Jujuy Province, Argentina.NI 43-101 Report, prepared on behalf of Orocobre Limited.

Houston, J., Ehren, P., 2010. Technical Report on the Olaroz Project, Jujuy Province, Argentina. Report for NI 43-101, prepared on behalf of Orocobre Limited.

Instituto Nacional de Estadistica y Censos, Censo 2022 Republica Argentina, Censo Nacional de Población, Hogares y Viviendas, 2022, Resultados provisionales. 2023.

Jaganmohan, M. (2024, April 25). Lithium production of Orocobre in Argentina 2021. Statista.

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Johnson, A.I., 1967. Specific yield — compilation of specific yields for various materials. U.S. Geological Survey Water Supply Paper 1662-D. 74 p.

Jordan, T.E., Muñoz, N., Hein, M., Lowenstein, T., Godfrey, L., and Yu, J., 2002. Active faulting and folding without topographic expression in an evaporite basin, Chile. Geological Society of America Bulletin 114: 1406-1421.

King, M., 2010a. Amended Inferred Resource Estimation of Lithium and Potassium at the Cauchari and Olaroz Salars, Jujuy Province, Argentina. Report prepared for Lithium Americas Corp.

King, M., 2010b. Measured, Indicated and Inferred Resource Estimation of Lithium and Potassium at the Cauchari and Olaroz Salars, Jujuy Province, Argentina. Report prepared for Lithium Americas Corp.

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King, M., Abbey, D., Kelley, R., 2012. Feasibility Study Reserve Estimation and Lithium Carbonate and Potash Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina. Report prepared for Lithium Americas Corp.

Liu, J., Williams, J.R., Wang, X., and Yang, H., 2009. Using MODAWEC to generate daily weather data for the EPIC model. Environmental Modelling & Software 24 (5):655-644

Moench, A.F., 1985. Transient flow to a large-diameter well in an aquifer with storative semiconfining layers, Water Resources Research, vol. 21, no. 8, pp. 1121- 1131.

Orocobre Limited, 2011. NI 43-101 Technical Report on the Salar de Olaroz Lithium-Potash Project: dated May 13, 2011, prepared by J. Houston and M. Gunn.

Panday S, Langevin ChD, Niswonger RG, Ibaraki M, Hughes JD, 2013. MODFLOW–USG version 1: an unstructured grid version of MODFLOW for simulating groundwater flow and tightly coupled processes using a control volume finite-difference formulation. Ch 45, Section A, Groundwater Book 6, Modeling Techniques. USGS, Reston, VA, USA.

Papadopulos, I.S. and H.H. Cooper, 1967. Drawdown in a well of large diameter, Water Resources Research, vol. 3, no. 1, pp. 241-244.

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Remy, N., Boucher, A., and Wu, J., 2011. Applied Geostatistics with SGeMs: A User’s Guide. Cambridge University Press, New York.

Robson, S.G. and Banta, E.R., 1990. Determination of specific storage by measurement of aquifer compression near a pumping well. Ground Water. V. 28m no. 6, pp. 868-874

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Seggario, R.E., 2015. Hoja Geologica, 2366-III, Susques, Provincias de Jujuy y Salta. Servicio Geologico Minero Argentino, Instituto de Geologia y Recursos Mineral.

Salazar, G.A., 2019. Reporte, Análasis estadístico de datos meteorólogicos medidos y de tendencia de evaporación en Salar Cauchari-Olaroz (Prov. de Jujuy-Argentina) INENCO-CONICET.

Smee, B., 2011. Quality Control Data Review, Salares Lithium Project, Argentina. Report for Minera Exar.

Stormont, J. C., Hines, J. H., Pease, R. E., O’Dowd, D. N., Kelsey, and J. A., 2010. Method to Measure the Relative Brine Release Capacity of Geologic Material. ASTM Geotechnical Testing Journal Symposium in Print: Innovations in Characterizing the Mechanical and Hydrological Properties of Unsaturated Soils.

SQM, 2016. Cálculo de la recarga de caudal en la cuenca de los salares Cauchari y Olaroz, utilizando el modelo hidrológico HEC HMS.

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Suárez-Authievre, C., and Villarroel-Alcocer, F., 2012. Cutoff analysis of Lithium Carbonate process from brines the Salar de Cauchari. Report for Lithium Americas.

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Background References

ARA WorleyParsons, 2011. Preliminary Assessment and Economic Evaluation of the Cauchari-Olaroz Lithium Project, Jujuy Province, Argentina.

Esteban C. L., 2005. Estudio geologic y evapofacies del salar Cauchari, departamento Susques, Jujuy. Universidad Nacional de Salta, Tesis Professional.

Jerez, D., 2010. Informe sobre los tributos con incidencia en el Proyecto Cauchari. August 2010.

Koorevaar P., Menelik G., and Dirksen C., 1983. Elements of Soil Physics, Elsevier.

Kunaz, I., 2009. Cauchari and Incahuasi Argentine Salars Assessment and Development. Internal report by TRU group for Lithium Americas Corp.

Kunaz, I., 2009. Evaluation of the Exploration Potential at the Salares de Cauchari and Olaroz, Province of Jujuy, Argentina. Internal report by TRU group for Lithium Americas Corp.

Latin American Minerals, 2009. Informe de impacto ambiental, etapa de exploracion proyecto Olaroz – Cauchari.

Lic. Echenique Mónica, Lic. Agostino Gilda, Lic Zemplin Telma, 2009. Plan de relaciones comunitarias.

Nicolli H. B., 1981. Geoquimica de aguas y salmueras de cuencas evaporaticas de la Puna. Anal. Acad. Nac. Cs. Ex. Fís. Nat. Buenos Aires, Tomo 33.

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Schalamuk, I., Fernandez R. y Etcheverry R., 1983. Los yacimientos de minerals no metalíferos y rocas de aplicacion de la region NOA. Ministeria de Economía, Subsecretaría de Minería, Buenos Aires.

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Autor desconocido, 2000. Estudio geologic-económico, mina La Yaveña, departamento de Susques de Jujuy.

Testing

CICITEM, Estudios Experimentales Salmuera Salar de Cauchari, Parte 1 y 2, Dr. P. Vargas, Mayo 2011.

Minera EXAR, Pruebas De Encalado Con Cal Viva, Documento interno, Noviembre 2011.

Minera EXAR, Pruebas De Sedimentacion Con Cal Viva, Documento interno, Noviembre 2011.

IIT-UdeC, Pruebas De Laboratorio De Extraccion Por Solvente De Boro Desde Salmuera Del Salar De Cauchari, I. Wilkomirski, Octubre 2011.

SGS Canada Inc. The Production Of Lithium Carbonate From A Representative Sample From Salar Cauchari, Project 13101-001 – Final Report, septiembre 2011.

SGS Canada Inc, Pilot Plant investigation into The Production of Lithium Carbonate from a Representative Sample from Salar Cauchari, Mayo 2012.

SRC, Saskatchewan Research Council Mining and Minerals Division, Cauchari- Olaroz Project Potash Recovery from Salt Lake Winter Precipitates, Diciembre 2011.

Bibliography

Conesa Fernández-Vítora, V. (1997). Auditorías medioambientales, guía metodológica (2a. ed. re). Madrid: Mundi-Prensa. Retrieved from

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Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 411 of 427

28.0	Certificates

CERTIFICATE OF QUALIFIED PERSON

DAVID BURGA, P.GEO.

I, David Burga, P. Geo., residing at 3884 Freeman Terrace, Mississauga, Ontario, do hereby certify that:

1.	I am an independent geological consultant contracted by Lithium Americas (Argentina) Corp.

2.	This certificate applies to the technical report titled “Operational Technical Report at the Cauchari-Olaroz Salars, Jujuy Province, Argentina,” (the “Technical Report”) with an effective date of December 31, 2024.

3.	I am a graduate of the University of Toronto with a Bachelor of Science degree in Geological Sciences (1997). I have worked as a geologist for a total of 22 years since obtaining my B.Sc. degree. I am a geological consultant currently licensed by Professional Geoscientists Ontario (License No 1836). I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. My relevant experience for the purpose of the Technical Report is:

Exploration Geologist, Cameco Gold	1997-1998
Field Geophysicist, Quantec Geoscience	1998-1999
Geological Consultant, Andeburg Consulting Ltd.	1999-2003
Geologist, Aeon Egmond Ltd.	2003-2005
Project Manager, Jacques Whitford	2005-2008
Exploration Manager – Chile, Red Metal Resources	2008-2009
Consulting Geologist	2009-Present

4.	I have visited the Property that is the subject of this Technical Report on January 24, 2017, February 19-21, 2019, June 10-12, 2019, and November 19-21, 2024.

5.	I am responsible for Sections 2-12, 23, 24, 27, and co-author for Sections 24 to 26 of the Technical Report along with those sections of the Summary pertaining thereto.

6.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

7.	I have had prior involvement with the Property that is the subject of this Technical Report. That involvement was as an author on the technical report titled “Updated Feasibility Study and Mineral Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina”, (the “Technical Report”) with an effective of September 30th, 2020, “Updated Mineral Resource Estimate for the Cauchari-Olaroz Project, Jujuy Province, Argentina” (the “Technical Report”) with an effective of March 1st, 2019, and the technical report titled “Updated Feasibility Study and Reserve Estimation and Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina”, (the “Technical Report”) with an effective of March 29th, 2017.I have read NI 43-101 and Form 43-101F1 and this Technical Report has been prepared in compliance therewith.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 412 of 427

8.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.

9.	As of the effective date of this technical report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: December 31, 2024

Signing Date: January 8, 2025

{SIGNED AND SEALED}

[David Burga]

David Burga, P.Geo.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 413 of 427

CERTIFICATE OF QUALIFIED PERSON

ERNEST BURGA, P. ENG.

I, Ernest Burga, P. Eng., residing at 3385 Aubrey Rd., Mississauga, Ontario, L5L 5E3, do hereby certify that:

1.	I am an Associate Mechanical Engineer and President of Andeburg Consulting Services Inc.

2.	This certificate applies to the technical report titled “Operational Technical Report at the Cauchari-Olaroz Salars, Jujuy Province, Argentina,” (the “Technical Report”) with an effective date of December 31, 2024.

3.	I am a graduate of the National University of Engineering located in Lima, Peru where I earned my Bachelor’s degree in mechanical engineering (B.Eng. 1965). I have practiced my profession continuously since graduation and in Canada since 1975. My work with major consulting firms in Canada has exposed me to hydrometallurgical processing with specialized depth to understand chemistry as required for metal extraction and lithium brines processing. In the last 25 years, I have completed hydrometallurgical projects interfacing directly with metallurgists for application of conventional and novel hydrometallurgical processes including hydrometallurgical processing of copper refinery slimes for a precious metal refinery, the selective removal of Bismuth and antimony from copper refinery electrolyte using IBC Advanced Technologies’ Molecular Recognition Technology based on a Nobel prize recognized development. During the last ten years, I have participated in the Lithium industry in brine processing interfacing with specialized metallurgists and process modeller for interpreting test works results, brine processing mass balances and undertaken full responsibility for process implementation and engineering work for PEAs and Definite feasibility studies for brine processing projects. Main clients include Lithium 1, Galaxy Resources, Simbol Minerals, Pure Energy and Lithium Americas (Argentina) Corp. I am licensed by the Professional Engineers of Ontario (License No. 6067011).

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience in the Lithium Carbonate extraction processing, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. My summarized career experience is as follows:

Maintenance Engineer – Backus and Johnston Brewery of Peru	1966-1975
Design Mechanical Engineer – Cambrian Engineering Group	1975-1978
Design Mechanical Engineer – Reid Crowther Bendy	1979-1981
Lead Mechanical Engineer – Cambrian Engineering Group	1981-1987
Project Engineer –Hydro Metallurgical Division- HG. Engineering	1988-2003
Lead Mechanical Engineer – AMEC Americas	2003-2005
Sr. Mechanical Engineer – SNC Lavalin Ltd.	2005-2009
President – Andeburg Consulting Services Inc.-Specialized in Lithium Extraction	2004 to present
Contracted Mechanical Engineer – P&E Mining Consultants Inc.	2009 to present

4.	I have visited Property that is the subject of this Technical Report on January 24, 2017, and June 10-12, 2019.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 414 of 427

5.	I am responsible for authoring Sections 18, 19, 21, 22 and 25.2-25.5 of this Technical Report along with those sections of the Summary pertaining thereto.

6.	I am independent of the issuer applying the test in Section 1.5 of NI 43-101. I am independent of the Vendor and the Property.

7.	I have had prior involvement with the Property that is the subject of this Technical Report. That involvement was as an author on the technical report titled “Updated Feasibility Study and Mineral Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina”, (the “Technical Report”) with an effective of September 30th, 2020, “Updated Mineral Resource Estimate for the Cauchari-Olaroz Project, Jujuy Province, Argentina” (the “Technical Report”) with an effective of March 1st, 2019, and the technical report titled “Updated Feasibility Study and Reserve Estimation and Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina”, (the “Technical Report”) with an effective of March 29th, 2017.I have read NI 43-101 and Form 43-101F1 and this Technical Report has been prepared in compliance therewith.

8.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.

9.	As of the effective date of this technical report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: December 31, 2024

Signing Date: January 8, 2025

{SIGNED AND SEALED}

[Ernest Burga]

Ernest Burga, P. Eng.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 415 of 427

CERTIFICATE OF QUALIFIED PERSON

DANIEL WEBER, P.G., RM-SME

As the co-author of the report titled “Operational Technical Report at the Cauchari-Olaroz Salars, Jujuy Province, Argentina,” (the “Technical Report”) with an effective date of December 31, 2024 (the Technical Report) I, Daniel Weber, P.G., RM-SME, do hereby certify that:

1.	I am a senior hydrogeologist with LRE Water, Denver, CO. From July 2012 through April 2020, I was a senior hydrogeologist and operations manager with Errol L. Montgomery & Associates, Inc. (Montgomery & Associates), 400 South Colorado Blvd., Suite 340, Denver, CO 80246 USA.

2.	I graduated with a Bachelor of Science degrees in Geological Sciences and Environmental Sciences from Bradley University, Peoria, Illinois in 1980. I graduated with a Master of Science in Hydrology from the University of Arizona, Tucson, Arizona in 1986.

3.	I have professional registrations in good standing with the following organizations: Registered Professional Geologist in the State of Arizona (26044); Registered Professional Geologist in the State of California (5830); Registered Member of the Society for Mining, Metallurgy, and Exploration (SME) registered member (4064243). I have practiced hydrogeology for 38 years, during which I have worked extensively in salar basins in Arizona, Nevada, California, Chile and Argentina. My experience as a hydrogeologist includes groundwater resource development and management, drilling and testing of production, injection, and monitoring wells, technical oversight for feasibility investigations, design and application of groundwater models, and interpretation of aquifer test data. My relevant experience for the purpose of the Technical Report is: Qualified Person for the Centenario-Ratones Project, Salta Province, Argentina for Eramine Sudamerica, a subsidiary of Eramet; Qualified Person for the Clayton Valley Lithium Project, Esmeralda County, Nevada for Pure Energy Minerals; and evaluation of brine resources and reserves in salar settings of the altiplano of Argentina and Chile, and the arid regions of the southwestern U.S. as part of independent technical due diligence investigations.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that and by reason of my education, experience and affiliation with professional associations I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

4.	I participated in field visits to the Project site on September 8 and 9, 2018.

5.	I have had prior involvement with the Property that is the subject of this Technical Report. That involvement was as an author on the technical report titled “Updated Feasibility Study and Mineral Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina”, (the “Technical Report”) with an effective of September 30th, 2020, and the technical report titled “Updated Mineral Resource Estimate for the Cauchari-Olaroz Project, Jujuy Province, Argentina” (the “Technical Report”) with an effective of March 1st, 2019.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 416 of 427

6.	As of the effective date of this technical report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

7.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

8.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

9.	As qualified person for this project, I have been responsible for review of the conceptual model and drilling and testing results, updating and re-calibrating the previous numerical groundwater flow model, and for calculating estimated Mineral Resource and Reserve values for lithium provided in this Technical Report. I am responsible for authoring Sections 14, 15, 16.1 and 16.2 of the Technical Report along with those sections of the Summary pertaining thereto.

Effective Date: December 31, 2024

Signing Date: January 8, 2025

{SIGNED AND SEALED}

[Daniel Weber]

Signature of Daniel Weber, P.G., RM-SME

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 417 of 427

CERTIFICATE OF QUALIFIED PERSON

MAREK DWORZANOWSKI

I, Marek Dworzanowski, EUR ING, CEng, BSc(Hons), FIMMM, HonFSAIMM residing at 975 Route du Plateau,Trejouls, France, do hereby certify that:

1.	I am an independent process consultant contracted by Lithium Americas Argentina Corporation.

2.	This certificate applies to the technical report titled “Operational Technical Report at the Cauchari-Olaroz Salars, Jujuy Province, Argentina,” (the “Technical Report”) with an effective date of December 31, 2024.

3.	I graduated from the University of Leeds, United Kingdom, with a BSc (Honours) in Mineral Processing in July 1980. In March 2016, I was appointed as a Visiting Adjunct Professor in Metallurgical Engineering, University of Witwatersrand, South Africa.

4.	I became a Fellow of the Southern African Institute of Mining and Metallurgy (SAIMM) in 2006 and my membership number is 19594. I became a Fellow of the Institute of Materials, Minerals and Mining (IMMM) in 2020 and my membership number is 485805. I became a Chartered Engineer (CEng) with the Engineering Council of the United Kingdom in 2020 and my registration number is 357983. I became a European Engineer (EUR ING) in 2022 and my registration number is 34956.

5.	I have read the definition of “qualified person” (QP) set out in NI 43-101 and by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a QP for the Technical Report.

6.	I have over 40 years of experience in the mining industry during which time I gained a considerable amount of diverse experience in various senior roles within the areas of mineral processing and hydrometallurgy, production, project execution, project studies, technical consulting and research and development. My relevant experience in lithium brine projects for the purpose of the Technical Report includes operational reviews of producing lithium plants, process consulting support and acting as QP for a number of lithium brine projects including: Minera Salar Blanco Maricunga Project PEA and DFS (Chile), Millennial Lithium Pastos Grandes Project PEA and DFS (Argentina), Advantage Lithium Cauchari Project PEA and PFS (Argentina), NeoLithium 3Q Project DFS (Argentina), Standard Lithium Lanxess Smackover Project PEA (USA) and Standard Lithium SWA Project PFS (USA).

7.	I am independent of Lithium Americas Argentina Corporation applying the test in Section 1.5 of National Instrument 43-101 (“NI 43-101”).

8.	I have had prior involvement with the Property that is the subject of this Technical Report. That involvement was as an author on the technical report titled “Updated Feasibility Study and Mineral Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina”, (the “Technical Report”) with an effective of September 30th, 2020.

9.	I have not visited the property that is the subject of the Technical Report.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 418 of 427

10.	I am responsible for Section 13 and Section 17 of the Technical Report along with those sections of the Summary pertaining thereto.

11.	I have read NI 43-101 and Form 43-101F1 and those portions of the Technical Report that I am responsible for have been prepared in compliance therewith.

12.	As of the effective date of this technical report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: December 31, 2024

Signing Date: January 8, 2025

{SIGNED AND SEALED}

[Marek Dworzanowski]

Marek Dworzanowski, EUR ING CEng

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 419 of 427

CERTIFICATE OF QUALIFIED PERSON

ANTHONY SANFORD

I, Anthony Sanford, BSc. (Hons.), MBA (Mineral Resources Management), Pr.Sci.Nat, residing at Calle Esquilache 371, Piso 6, San Isidro, Lima Perú do hereby certify that:

1.	I am an independent geological consultant contracted by Lithium Americas Corporation.

2.	This certificate applies to the technical report titled “Operational Technical Report at the Cauchari-Olaroz Salars, Jujuy Province, Argentina,” (the “Technical Report”) with an effective date of December 31, 2024.

3.	I graduated with a MBA (Mineral Resources Management) from the University of Dundee, Scotland, Centre for Energy, Petroleum and Mineral Law and Policy, in 1998; with a B.Sc (Hons), Geology from the University of Natal, Durban, South Africa in 1985 and B.Sc. (Geology & Applied Geology) in 1984. I am a geological consultant currently licensed by the South African Council for Natural Scientific Professions (Registration No 400089/03). I have worked in my profession for a total of 35 years since completing my honours degree in 1984 in the fields of geology, and environmental and social science related to the exploration, construction, operation, and closure phases of mine development. My experience includes working in environmental and social issues related to both open pit and underground mining including heap leach and mine waste/tailings disposal, and on the development of regulatory permits including ESIAs and mine closure plans, the last 20 years of which have been in South America. I have read the definition of “Expert” set out for the purposes of contributions to an NI 43-101 Technical Report and certify that by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be an “Expert” for the purposes of the Technical Report.

Principal Consultant, South America, EnviroProTech-t:	2021 – present
Senior Regional Consultant, South America, Ausenco	2016-2020
Environmental Services and Water Resources Manager. Perú, Ausenco	2015 - 2016
Environmental Services Manager, Perú, Ausenco	2008 - 2015
Senior Geologist, Perú, Ausenco	2004 - 2008
Geologist, Senior Geologist, Anglovaal, South Africa, Zambia	1985 - 1996

4.	I have visited the Property that is the subject of this Technical Report during the period 14-15 February 2017 and 23-24 July 2019.

5.	I am responsible for authoring Section 20 and Sections 4.7 through 4.10 and co-authoring Sections 25 and 26 of the Technical Report along with those sections of the Summary pertaining thereto.

6.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

7.	I have had prior involvement with the Property that is the subject of this Technical Report. That involvement was as an author on the technical report titled “Updated Feasibility Study and Mineral Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina”, (the “Technical Report”) with an effective of September 30th, 2020, “Updated Mineral Resource Estimate for the Cauchari-Olaroz Project, Jujuy Province, Argentina” (the “Technical Report”) with an effective of March 1st, 2019, and the technical report titled “Updated Feasibility Study and Reserve Estimation and Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina”, (the “Technical Report”) with an effective of March 29th, 2017.I have read NI 43-101 and Form 43-101F1 and this Technical Report has been prepared in compliance therewith.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 420 of 427

8.	I have read NI 43-101 and Form 43-101F1 and this Technical Report has been prepared in compliance therewith.

9.	As of the effective date of this technical report, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: December 31, 2024

Signing Date: January 8, 2025

{SIGNED AND SEALED}

[Anthony Sanford]

Anthony Sanford, Pr.Sci.Nat.

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 421 of 427

Appendix 1 - Summary Tables of Pumping Test Results for Exploration and Production Wells Exploration and Production Wells

Appendix 1. Summary Tables of Pumping Test Results for Exploration and Production Wells

Table 1 Location and Construction Information for Exploration Wells and Pumping Tests
Well Identifier	Coordinates		Land Surface Elevation (m amsl)	Year Constructed	Total Depth of Well (m)	Depth Interval of Well Screen (m, bls)		HSU(s) Penetrated by Screened Interval of Well
	East (m)	North (m)				Top	Bottom
PB-01	3423907.28	7380861.37	3939.95	2010	204	66	186	Halite with Sand
PB-03A	3425965.69	7383015.18	3940.3	2011	201	58	197	Interbedded Sand and Halite
PB-04	3421378.53	7381604.24	3946.67	2011	305	59	297	Clay/Silt with Sand Interbedded Sand and Halite
PB-06A	3419220.00	7377555.48	3942.00	2011	194	57	191	Interbedded Sand and Halite Lower Sand
PB-I	3422532.00	7385915.00	3962.30	2011	51	18	44	Alluvial Fan (Archibarca)
W17-06	3427261	7392988	3936.49	2018	455	94	437	Alluvial Fan (East)
W18-05	3424500	7382499	3943.12	2018	270	63	265	Alluvial Fan (East) Interbedded Sand and Halite
W18-06	3426650	7385299	3945.91	2018	460	63	440	Interbedded Sand and Halite Halite with Sand
W04-A	3422492	7379474	3937.97	2019	478	73	472	Halite with Sand Interbedded Sand and Halite Halite with Sand Lower Sand Basal Sand
W11-06	3424279	7383792	3945.95	2019	434	114	422	Alluvial Fan (Archibarca) Halite with Sand Interbedded Sand and Halite Lower Sand Basal Sand
W18-23	3423500	7381500	3941.25	2019	484	70	476	Clay/Silt with Sand Interbedded Sand with Halite Halite with Sand Lower Sand Basal Sand
CW-62	3425680	7388632	NA	2019	90	47	86	Alluvial Fan (East) Clay/Silt with Sand
a) coordinates of wells constructed after 2011 based on DEM; wells constructed in 2010 and 2011 are based on reported differential GPS survey (Posgar 94) NA = not available

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 422 of 427

Appendix 1 - Summary Tables of Pumping Test Results for Exploration and Production Wells Exploration and Production Wells

Table 2 Hydraulic Results of Pumping Tests at Exploration Wells
Pumped Well Identifier	Month- Year of Test	Pumping Period (days)	Pre- pumping Water Level (m, bls)	Average Pumping Rate (L/s)	Drawdown (m)	Specific Capacity (L/s/m)	Data Source

PB-01	Mar-2011	8	4.80	4	41.27	0.097	LAC 2012

PB-03A	Aug-2011	27	6.36	12	31.78	0.38	LAC 2012
PB-03A	Oct-2016	12	7.79	13	64.57	0.20	SQM 2016

PB-04	May-2011	31	13.50	20	50.40	0.40	LAC 2012
PB-04	Sep-2016	15	10.94	25	55.28	0.45	SQM 2016

PB-06A	Oct-2011	11	5.21	22	40.34	0.55	LAC 2012
PB-06A	Oct-2016	10	4.19	21	35.15	0.60	SQM 2016

PB-I	Sep-2011	4	18.99	23	3.84	6.0	LAC 2012
W17-06	Oct-2018	7	7.46	50	21.22	2.4	EXAR 2018
W18-05	Oct-2018	11	NA	31	42.47	0.73	Andina 2018
W18-06	Jan-2019	9	5.50	17	40.74	0.42	EXAR 2019
W04-A	May-2019	3	11.65	25	30.00	0.83	EXAR 2019
W11-06	Jan-2019	5	13.84	30	32.82	0.91	EXAR 2019
W18-23	May-2019	4	13.43	25	25.35	0.99	EXAR 2019
CW-62	Apr-2019	4	4.62	16.5	48.71	0.34	EXAR 2019
NA = not available

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 423 of 427

Appendix 1 - Summary Tables of Pumping Test Results for Exploration and Production Wells Exploration and Production Wells

Table 3 Summary of Computed Aquifer Parameters for Exploration Wells
Pumped Well Identifier	Observation Well Identifier	Distance from Pumped Well (m)	Average T (m2/d)	Estimated Aquifer Thickness[a] (m)	Average Kr (m/d)	Ratio Kz/Kr	Average S	Ss (m-1)	Average Sy	Representative HSU(s)
PB-01[b]	PP-1B PP-1C	71.3 29.8	10	132	0.08	0.002	3.0E-05	2.2E-07	---	Halite with Sand
PB-03A	PB-03	24.0	60	131	0.46	---	2.6E-05	2.0E-07	---	Interbedded Sand and Halite
PB-04	DDH-12A	23.8	65	238	0.27	---	1.0E-04	4.2E-07	---	Clay/Silt with Sand Interbedded Sand and Halite
PB-06A	PE-15 PE-17	909 1118	125	121	1.0	---	3.0E-03	2.4E-05	---	Interbedded Sand and Halite Lower Sand
PB-I	PP-I	15	1,730	26	67	---	4.0E-02	1.0E-04	---	Alluvial Fan (Archibarca)
W17-06[c]	ML-006 DL-006	40.9 25.2	650	373	1.7	0.3	2.5E-03	7.0E-06	0.18[d]	Alluvial Fan (East)
W18-05	PE-14 DDH-11	1340 1690	90	202	0.45	---	4.0e-04	2.0E-06	---	Alluvial Fan (East) Interbedded Sand and Halite
W18-06	---	---	70	258	0.3	---	---	---	---	Interbedded Sand and Halite, Halite with Sand
W04-A	---	---	170	399	0.43	---	---	---	---	Halite with Sand Interbedded Sand and Halite Halite with Sand Lower Sand Basal Sand
W11-06	---	---	200	308	0.65	---	---	---	---	Alluvial Fan (Archibarca) Halite with Sand Interbedded Sand and Halite Lower Sand Basal Sand
W18-23	---	---	170	406	0.42	---	---	---	---	Clay/Silt with Sand Interbedded Sand with Halite Halite with Sand Lower Sand Basal Sand
CW-62	CM-62	8	220	65	3.5	0.1	3.5E-03	5.4E-05	0.2[d]	Alluvial Fan (East) Clay/Silt with Sand

a) thickness from top of tested unit to bottom of perforated interval of pumped well

b) 28-hour response prior to boundary effect

c) 3-day response prior to boundary effect

d) estimated; longer duration of pumping is required to confirm estimate

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 424 of 427

Appendix 2. Summary of Updated Mineral Reserve Estimate Model Projections

Table 4 Updated Mineral Reserve Estimate
Well Information - OS4 (56 Wells)										Predicted Composite Drawdown (m)					Predicted Composite Lithium Concentration (mg/L)
Simulated Production Well	Easting (m)	Northing (m)	Top of Model (masl)	Well Screen Top (masl)	Well Screen Bottom (masl)	Start (year)	End (year)	Pumping (L/s) Year 1	Pumping (L/s) Years 2 through 40	Year 1	Year 10	Year 20	Year 30	Year 40	Year 1	Year 10	Year 20	Year 30	Year 40
PB-3A	3425965	7383015	3939.83	3881.49	3749.95	1	40	9.5	9.5	92.30	99.14	103.56	107.41	110.72	813.95	801.33	797.26	791.61	785.15
PB4	3421378	7381604	3946.79	3902.67	3589.13	1	40	12.41	12.41	70.92	77.74	82.12	85.65	88.93	546.64	520.77	467.29	428.87	401.36
PB-6A	3419220	7377554	3941.44	3884.64	3749.28	1	40	14.97	14.97	9.40	24.82	32.24	37.54	42.85	503.85	499.85	489.26	480.97	476.83
W18-05	3424500	7382499	3943.12	3880.18	3678.18	1	40	22.61	22.61	33.32	42.05	46.68	50.54	53.85	797.30	750.32	723.85	709.05	701.94
W17-06	3427261	7392988	3936.49	3842.42	3499.42	1	40	29.58	29.58	5.35	6.07	7.39	9.26	11.31	559.90	559.57	559.19	558.51	557.84
W11-06	3424279	7383792	3945.95	3832.10	3524.10	1	40	22.5	22.5	7.38	12.39	15.95	19.02	21.94	720.04	678.38	629.89	584.57	545.64
W18-06	3426650	7385299	3945.91	3881.12	3504.12	1	40	15.81	15.81	25.56	31.74	34.91	37.78	40.54	566.78	555.28	540.23	525.07	510.50
W-02B	3427266	7396185	3937.76	3600.00	3435.00	1	40	20	17	2.59	7.32	8.86	10.40	12.03	527.09	530.72	532.38	534.32	536.84
W-04A	3422492	7379474	3937.97	3865.18	3466.18	1	40	25.3	25.3	7.83	24.28	30.92	35.38	39.18	679.11	680.91	679.86	674.44	666.50
WR-21	3425377	7386026	3945.40	3570.00	3423.80	1	40	25	17	3.61	8.30	11.33	14.09	16.74	574.17	573.41	578.36	582.96	586.57
WR-10	3420980	7380008	3943.39	3862.10	3596.10	1	40	20	15	9.86	24.55	31.72	36.59	41.05	567.89	568.62	560.73	553.11	546.94
WR-07	3420554	7378442	3941.95	3890.83	3682.23	1	40	21	21	8.09	24.83	32.38	37.63	42.72	552.62	558.64	551.48	543.47	536.84
WR-23	3426988	7387343	3941.00	3872.69	3482.69	1	40	15	10	19.62	16.97	19.52	22.06	24.58	492.26	495.39	497.56	499.26	500.43
WR-3	3420007	7376056	3940.29	3750.00	3683.09	1	40	21	21	7.72	21.22	28.50	33.47	38.14	602.60	615.09	619.23	618.49	618.01
W17-12	3433225	7405308	3938.41	3857.41	3489.04	1	40	17	17	14.43	15.59	15.91	16.07	16.18	661.45	655.44	650.46	643.99	636.71
W18-23	3423500	7381500	3941.25	3871.50	3467.47	1	40	26.9	26.9	5.28	18.22	23.39	27.24	30.60	697.68	685.51	677.29	675.55	681.13
WR-24	3425666	7388636	3944.99	3796.70	3462.72	1	40	20	10	3.56	4.57	7.00	9.43	11.84	555.58	558.42	561.74	561.39	560.15
W09-01	3428590	7398393	3935.62	3510.00	3368.58	1	40	21	21	3.16	8.01	9.57	10.91	12.31	583.03	578.09	575.97	574.30	572.56
W10-04	3421093	7377243	3940.06	3720.00	3666.45	1	40	21	21	8.77	23.51	30.79	35.76	40.30	654.73	635.52	620.24	605.18	598.65
WR-28	3427380	7391643	3938.59	3838.53	3488.53	1	40	23	23	3.13	3.84	5.29	7.20	9.21	615.35	614.99	613.55	611.53	609.25
W09-06	3425959	7381651	3939.34	3510.00	3422.20	1	40	28	28	4.84	17.36	22.39	26.14	29.44	632.84	632.18	631.63	629.99	627.63
W-1	3421632	7380788	3942.39	3810.00	3442.00	2	40	0	15	2.76	24.79	30.61	34.80	38.56	585.34	576.68	570.20	563.03	550.47
W-10	3421500	7375500	3940.37	3660.00	3340.00	2	40	0	13	0.57	11.16	17.73	22.35	26.21	569.95	578.25	587.07	579.32	510.26
W-11	3422500	7381500	3943.43	3810.00	3443.00	1	40	13	13	17.92	28.00	33.11	37.00	40.49	631.46	581.83	539.81	510.21	487.12
W-12	3426499	7383999	3938.61	3540.00	3438.00	2	40	0	15	2.57	17.44	21.43	24.71	27.74	586.20	590.95	592.41	591.88	589.14
W-13	3427303	7397557	3937.78	3600.00	3438.00	2	40	0	10	1.18	6.96	8.54	9.99	11.52	572.39	574.46	576.31	579.01	582.18
W-14	3427363	7395197	3937.57	3570.00	3337.00	2	40	0	8	1.16	6.44	7.94	9.55	11.27	544.28	540.59	540.89	540.93	540.42
W-15	3426283	7393711	3938.69	3570.00	3338.00	1	40	17	17	4.87	7.16	8.63	10.48	12.45	583.22	586.62	589.54	592.20	595.02
W-16	3427420	7394024	3937.06	3510.00	3337.00	2	40	0	15	1.01	6.18	7.63	9.36	11.22	584.34	577.18	574.40	570.88	566.93

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 425 of 427

Table 4 Updated Mineral Reserve Estimate
Well Information - OS4 (56 Wells)										Predicted Composite Drawdown (m)					Predicted Composite Lithium Concentration (mg/L)
Simulated Production Well	Easting (m)	Northing (m)	Top of Model (masl)	Well Screen Top (masl)	Well Screen Bottom (masl)	Start (year)	End (year)	Pumping (L/s) Year 1	Pumping (L/s) Years 2 through 40	Year 1	Year 10	Year 20	Year 30	Year 40	Year 1	Year 10	Year 20	Year 30	Year 40
W-17	3426523	7395459	3938.81	3600.00	3338.00	2	40	0	15	1.03	6.92	8.44	10.08	11.83	555.57	559.07	564.09	566.84	567.57
W-18	3427606	7396872	3937.08	3600.00	3337.00	2	40	0	8	1.33	6.89	8.45	9.92	11.48	537.57	538.97	539.28	539.67	540.68
W-19	3428178	7397594	3936.35	3570.00	3336.00	2	40	0	8	1.36	6.98	8.54	9.95	11.42	554.08	549.92	546.25	543.19	540.67
W-2	3423500	7382500	3945.92	3600.00	3445.00	2	40	0	15	2.51	14.07	18.54	22.05	25.21	666.81	663.73	669.63	684.43	698.12
W-20	3425179	7383375	3943.33	3600.00	3443.00	2	40	0	17	2.63	14.26	18.51	21.91	25.00	645.84	644.77	646.94	656.74	671.81
W-21	3425885	7384559	3941.04	3570.00	3441.00	2	40	0	15	2.50	13.12	16.78	19.87	22.77	613.70	609.42	604.10	601.21	601.88
W-22	3424513	7381491	3939.63	3540.00	3439.00	2	40	0	17	2.91	16.97	22.14	25.96	29.31	676.43	671.02	669.61	669.77	667.32
W-23	3422500	7380500	3940.97	3810.00	3341.00	2	40	0	17	2.72	25.36	31.55	35.83	39.50	674.35	677.50	678.00	675.81	672.52
W-24	3424030	7381949	3942.35	3570.00	3342.00	2	40	0	17	3.03	16.34	21.23	24.94	28.22	676.36	673.45	669.70	683.52	710.52
W-25	3421551	7379038	3940.34	3840.00	3340.00	2	40	0	17	2.60	30.89	38.36	43.29	47.69	709.73	675.94	673.92	672.82	673.28
W-26	3422500	7377500	3939.09	3570.00	3338.00	2	40	0	17	0.85	16.72	23.48	28.08	31.94	657.74	646.80	637.12	629.49	624.23
W-27	3420119	7377453	3940.77	3840.00	3340.00	2	40	0	13	2.93	20.25	27.69	32.90	37.96	567.41	556.72	551.62	548.11	548.34
W-28	3426257	7386139	3941.78	3510.00	3342.00	2	40	0	18	2.61	17.30	20.30	23.06	25.71	547.51	552.93	551.98	550.51	549.40
W-29	3427532	7398121	3937.63	3600.00	3337.00	2	40	0	10	1.22	7.21	8.80	10.21	11.69	577.01	579.82	582.67	585.29	587.80
W-3	3427237	7386343	3942.28	3841.00	3441.00	2	40	0	18	2.05	39.99	42.70	45.35	47.96	524.92	515.92	505.16	495.43	486.63
W-30	3430861	7404476	3936.33	3835.00	3335.00	2	40	0	12	0.07	13.88	15.04	15.75	16.26	762.90	762.99	761.91	760.78	759.61
W-31	3425454	7382449	3940.98	3570.00	3341.00	2	40	0	17	3.05	16.14	20.86	24.47	27.70	643.38	644.40	645.71	647.98	650.77
W-32	3424814	7384921	3946.45	3600.00	3346.00	2	40	0	13	1.90	9.48	12.85	15.78	18.56	611.46	617.61	624.17	630.32	633.89
W-4	3428167	7399343	3936.52	3836.00	3336.00	2	40	0	10	1.10	6.79	8.41	9.74	11.10	621.16	623.48	625.27	625.35	621.69
W-5	3426260	7394546	3939.03	3600.00	3339.00	2	40	0	15	0.98	6.91	8.40	10.15	12.03	571.42	575.03	579.64	581.23	585.09
W-6	3423500	7380500	3937.92	3600.00	3338.00	2	40	0	15	2.59	18.21	23.99	28.08	31.60	718.36	712.66	704.74	697.86	691.54
W-7	3422182	7376598	3940.15	3600.00	3340.00	2	40	0	13	0.77	13.54	20.25	24.87	28.75	552.82	543.16	538.97	537.26	536.81
W-8	3419086	7376655	3940.72	3810.00	3340.00	2	40	0	13	1.99	18.04	25.37	30.52	35.56	544.58	540.81	533.96	535.14	529.97
W-9	3422500	7378500	3938.00	3570.00	3338.00	2	40	0	15	1.63	21.44	28.22	32.77	36.61	627.63	627.80	619.24	607.73	596.86
R64	3424476	7378150	3938.74	3390.00	3354.60	2	40	0	17	1.03	15.67	22.00	26.35	29.99	580.62	628.56	623.14	613.49	583.96
R66	3424918	7379262	3938.99	3450.00	3374.90	2	40	0	17	1.63	16.45	22.43	26.59	30.13	635.03	631.03	627.57	624.56	621.61
R67	3425499	7380396	3939.50	3480.00	3398.30	2	40	0	17	2.40	16.83	22.35	26.30	29.72	583.53	632.46	630.18	627.58	625.17

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 426 of 427

Figure A1      Numerical Model 40-Year Drawdown Layer 1

EXPLANATION
Simulated Production Well
40-Year Drawdown (m), Model Layer 1
Numerical Model Domain Boundary
40-Year Drawdown (m), Model Layer 1
0.0 - 0.9
1.0 - 2.9
3.0 - 4.9
5.0 - 9.9
10.0 - 14.9
15.0 - 19.9
20.0 - 24.9
25.0 - 29.9
30.0 - 34.9
35.0 - 39.9
40.0 - 45.0
3,420,000
3,440,000
7,420,000
7,400,000
7,380,000
7,360,000
7,340,000
Salar de Olaroz
Salar de Cauchari
5
10
15
20
25
30
40
N
0
5
10
15
20
25
Kilometers
MINERA EXAR
CAUCHARI - OLAROZ PROJECT
NUMERICAL MODEL
LAYER 1 DRAWDOWN AFTER
40 YEARS OF OPERATION
MONTGOMERY & ASSOCIATES
Water Resource Consultants
2019
Source: Esri, DigitalGlobe, GeoEye, Earthstar Geographics, CNES/Airbus DS, USDA, USGS, AeroGRID, IGN, and the GIS User Community
GIS-Tuc\GIS-Tuc\Projects\4555.0603\RegionalMap\07June2019
POSGAR 1994 Argentina Zone3

Lithium Americas (Argentina) Corp., Operational Technical Report Cauchari Salars, Argentina	Page 427 of 427